As filed with the Securities and Exchange Commission on April 27, 2012.

Registration No. 333-180358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TCP INTERNATIONAL HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Switzerland	3641	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 139 Wangdong Rd (S), Songjiang

Shanghai, PRC 201601

011-86-221576191

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ellis Yan

325 Campus Drive

Aurora, Ohio 44202

330-995-6111

800-324-1496

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Ira C. Kaplan Douglas E. Haas	Phyllis G. Korff Joshua A. Kaufman	Christopher M. Kelly Edward B. Winslow
Benesch Friedlander Coplan & Aronoff LLP	Skadden, Arps, Slate, Meagher & Flom LLP	Jones Day
200 Public Square, Suite 2300	Four Times Square	North Point
Cleveland, OH 44114-2378	New York, NY 10036-6522	901 Lakeside Avenue
Tel: (216) 363-4500	Tel: (212) 735-3000	Cleveland, OH 44114
Fax: (216) 363-4588	Fax: (212) 735-2000	Tel: (216) 586-3939
Fax: (216) 579-0212

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 27, 2012

PRELIMINARY PROSPECTUS

             Common Shares

TCP International Holdings Ltd.

We are offering              of our common shares. This is our initial public offering and no public market currently exists for our common shares. We expect the initial public offering price to be between $         and $         per share. We intend to apply to list our common shares on                     under the symbol         .

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our common shares involves a high degree of risk. Please read “Risk Factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions
Proceeds to TCP International Holdings Ltd., before expenses

Delivery of the common shares is expected to be made on or about                     , 2012. We have granted the underwriters an option for a period of 30 days to purchase an additional              common shares solely to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $            , and the total proceeds to us, before expenses, will be $            .

Joint Book-Running Managers

Jefferies	Citigroup	Piper Jaffray

Co-Manager

KeyBanc Capital Markets

Prospectus dated                     , 2012

We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide you. We are not, and the underwriters and their affiliates are not, making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares. Our business, financial condition, operating results and prospects may have changed since that date.

TRADEMARKS

We have proprietary rights in the trademarks TCP®, Spring Lamps™, TruDim™ and TruStart™ in the United States. We reserve all rights to our trademarks, regardless of the manner in which we refer to them in this prospectus. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

MARKET AND INDUSTRY DATA

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources. These industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before deciding to invest in our common shares. You should read this entire prospectus carefully, including the risks of investing in our common shares described under “Risk Factors” and the more detailed information in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the term “TCP” refers to TCP International Holdings Ltd., and the terms the “Company,” “we,” “us,” and “our” refer to TCP International Holdings Ltd. together with its subsidiaries. The term “CHF” refers to Swiss francs, the terms “dollar” and “$” refer to U.S. dollars and the terms “renminbi” and “RMB” refer to Chinese renminbi.

Company

We are a leading producer and provider of energy efficient light bulbs to the global structures light bulb market. Our primary products include socket-based compact fluorescent lamps, or CFLs, light emitting diodes, or LEDs, and halogen bulbs. We were the number one provider of CFLs in the United States in 2011, with a 31% market share, according to the National Equipment Manufacturers Association, or NEMA. We have a strong distribution footprint and reputation among retailers and commercial lighting distributors and sell our products through more than 20,000 retail and commercial & industrial, or C&I, outlets. Since we manufacture only energy efficient light bulbs, and not conventional incandescent bulbs, we believe that we are well positioned to capitalize on the phase out of inefficient bulbs taking place in many major markets around the world.

With more than 3,500 CFL stock-keeping units, or SKUs, we believe that we have the largest and one of the most technologically advanced CFL product offerings in the world. We also sell a product line of more than 275 LED SKUs and 12 halogen SKUs that address a majority of socket-based lighting applications. Since our inception, we have focused on product innovation and research and development, or R&D. We have approximately 50 engineers and technicians focused on delivering new products to market and improving our existing products. We have developed several award winning products, including our private label CFLs, that achieved the highest overall rating from Consumer Reports for a CFL product from 2008 through 2011. We have also developed award winning LED bulbs, including our PAR38 and PAR30 series LED bulbs, which were both ranked #1 out of 67 and 49 entries, respectively, in a recent study performed by the Institute for Electric Efficiency, in which they were compared to products from Lighting Science Group, Philips, Samsung and Sylvania, among others. As the global lighting market reduces its reliance on conventional incandescent light bulbs, we believe that our broad portfolio of energy efficient lighting products creates a technology-neutral platform for growth, enabling us to address the majority of global socket-based lighting applications regardless of which technologies gain market acceptance.

We currently sell our products to a diverse global customer base through our two primary channels: the retail channel and the C&I channel. We also sell our products to retailers through utility and government incentive programs. Our key customers in the retail channel include The Home Depot, to which we are the largest energy efficient bulb supplier in the United States, as well as Homebase and Wal-Mart, which primarily sell our products under private label. Our key customers in the C&I segment include Consolidated Electrical Distributors, or CED, Grainger, HD Supply, Regency and Rexel. We have also established a presence in Asia, Europe and South America, and seek to leverage our strong North American customer and distribution base to facilitate expansion in these attractive global markets.

We utilize a vertically integrated, efficient and highly automated process to manufacture our CFL products. For our LED bulbs, we develop our own design specifications and source components from world class suppliers, and then we assemble and test the LED bulbs in-house. We have four manufacturing facilities located in China, where we have developed and currently utilize several advanced manufacturing techniques that we believe are proprietary. We currently outsource production of halogen bulbs, however, we plan to bring this production in-house as demand for these products grows. Unlike many of our competitors that outsource much or all of their product manufacturing, we believe our vertically integrated manufacturing processes enable us to control substantially all phases of our product manufacturing and distribution, allowing us to achieve best-in-class product quality, minimize our costs, react faster to our customers’ design requirements and provide shorter lead times for new products than our competitors.

For the years ended December 31, 2009, 2010 and 2011, our net sales were $257.7 million, $287.2 million and $280.9 million, respectively. Our net income during the same periods was $13.2 million, $16.4 million and $7.0 million, respectively, and our Adjusted EBITDA during such periods was $22.6 million, $29.9 million and $21.8 million, respectively.

Industry Background

The electric light bulb market is a large subset of the $100 billion global general lighting market. According to The Freedonia Group, Inc., the structures market for electric light bulbs, which comprises light bulb sales for use in residential buildings, non-residential buildings and non-building structures including street, highway and parking lot lighting, was valued at $21.9 billion in 2009 and is estimated to grow to $28.2 billion by 2014, representing a 5.2% compound annualized growth rate, or CAGR. The structures bulb market is the largest segment of the broader electric light bulb market and where we focus our business. CFLs and LEDs represented $5.7 billion, or 26.1%, of the global structures light bulb market in 2009 and are expected to grow to $13.0 billion, or 46.2%, by 2014.

There are six main types of light bulbs sold globally: conventional incandescent, linear fluorescent, CFL, LED, halogen and high intensity discharge, or HID, bulbs. Conventional incandescent bulbs currently represent one of the largest shares of the structures bulb market at 26% in 2009 and have been the bulb of choice for more than 100 years. However, because conventional incandescent light bulbs use high levels of energy relative to more energy efficient alternatives, many governments around the world have introduced measures to effectively phase out conventional incandescent light bulbs by imposing minimum efficiency standards for light bulbs above the levels that can be achieved by conventional incandescent technology. Governments and utilities are also promoting the use of efficient bulb technologies through various incentive programs designed to accelerate adoption of these technologies. We believe a significant growth opportunity exists for efficient lighting technologies, most notably CFL, LED and halogen technologies, as a result of government initiatives to phase out the use of inefficient light bulbs and the world-wide focus on energy efficiency and conservation.

Our Strengths

We believe that the following strengths differentiate us from our competitors:

Our high quality products span all major energy efficient light bulb technologies. We believe our product platform of more than 5,000 product SKUs, including industry leading CFLs, high quality LED and halogen bulbs, and complementary lighting products, represents some of the highest quality, most technologically advanced bulbs available in the market. Our CFL products feature a variety of advanced technologies, including a wide range of color temperatures, the ability to dim, rapid warm-up times and low mercury content, which we believe positions us to address the stringent demands of customers around the world. We have also developed a comprehensive line of high performance, high quality and cost competitive LED products that address a majority of the socket-based lighting market. In addition, we offer halogen bulbs that are compliant with the 2012 requirements of the U.S. Energy Independence and Security Act of 2007, or EISA. These halogen bulbs represent a near identical replacement to traditional incandescent bulbs while providing a longer lifetime and higher efficiency.

Our product offering is strategically aligned with market fundamentals. Significant changes are taking place in the global light bulb market, including the phase-out of inefficient bulbs in many major markets and a global focus on energy efficiency. Specifically, the United States, China, the European Union and Brazil, among other jurisdictions, have statutes requiring the phase-out of inefficient lighting technologies beginning in 2012. We believe that demand for our energy efficient products, including CFL, LED and halogen bulbs, will continue to grow as such legislation begins to impact consumer behavior. According to The Freedonia Group, Inc., global CFL demand in the structures market is expected to grow at a 13.9% CAGR through 2014 and global LED bulb demand in the structures market is expected to grow at a 45.9% CAGR over the same period. While uncertainty exists over which energy efficient technologies will be adopted in the near-, mid- and long-term, we believe that our product offering positions us to succeed regardless of which technologies gain market acceptance.

We operate a vertically integrated manufacturing model with state of the art facilities. Under our modern, vertically integrated manufacturing process, we control almost all aspects of the CFL product manufacturing process in-house. We also control the assembly and testing of our LED bulbs. Unlike most major light bulb manufacturers, who source some or all of their products from third parties or through joint ventures, we believe that controlling our manufacturing process enables us to implement advanced manufacturing operations and provide some of the highest quality, most technologically advanced lighting products while at the same time controlling costs and allows us to react faster to customer demands and changes in the market than our competitors.

We have developed a strong distribution footprint through customer service and an established reputation with key retail and C&I channel partners. We sell our products through more than 20,000 retail and C&I outlets. We have established strong relationships with key customers among do-it-yourself, or D-I-Y, mass retailers and big box retailers, including The Home Depot, Homebase and Wal-Mart. We have also established a reputation for high quality products with leading commercial distributors, including CED, Grainger, HD Supply, Regency and Rexel. We believe our heavy emphasis on customer service differentiates us in the market by simplifying the sales experience for our customers. Our distribution footprint spans North America, Asia, Europe and South America, with existing room for expansion at all of our in-house distribution facilities.

Our strong product development and R&D capabilities provide superior product innovation and speed to market. Our focus on product development and R&D enables us to provide a wide range of advanced products to our customers in a timely fashion. We operate two product development and R&D facilities, including seven laboratories, where we focus on product innovation, reliability testing, manufacturing improvement and compliance testing. Our R&D team consists of approximately 50 engineers and technicians who focus on providing our customers with a broad range of products that we believe represent some of the highest quality and most technologically advanced products on the market. We have developed several award winning products, including our private label CFLs that achieved the highest overall rating from Consumer Reports for a CFL product from 2008 through 2011. We have also developed high performance LED PAR38 and PAR30 bulbs, which were both ranked #1 out of 67 and 49 entries, respectively, in a recent study performed by the Institute for Electric Efficiency, in which they were compared to products from Lighting Science Group, Philips, Samsung and Sylvania, among others. We have also demonstrated rapid speed to market for our new LED products. For example, we were able to develop and bring to market our award winning PAR38 and PAR30 LED bulbs in less than nine months from initial product conceptualization to first sales. We believe our continued focus on product development and R&D is pivotal in defining us as a leader in energy efficient lighting technology, and we plan to leverage this expertise to continue our technology leadership.

We have an experienced management team. We have a strong and experienced management team, led by our Chief Executive Officer, Ellis Yan. Ellis Yan founded and developed our company and has been instrumental in growing the business into a leading provider of efficient lighting products in North America. Our core manufacturing, R&D, sales and marketing, distribution and finance management consists of 12 individuals who have worked in our industry for an average of approximately 17 years. We have also recently added key senior executives to continue our expansion into China, Europe and South America. Members of our senior management have joined us from major lighting companies, such as General Electric and Philips, and from leading lighting retailers, including The Home Depot, the largest lightbulb retailer in North America. We believe we have a strong team in place to continue to build our global lighting business.

Our Strategy

We intend to leverage our competitive advantages to enhance our position as a leading global energy efficient light bulb provider by pursuing the following strategies:

Develop new products and technologies. We believe that our focus on new product development and technology leadership is essential to maintaining our long-term competitiveness in the lighting sector. We intend to continuously develop and commercialize next generation CFL, LED and halogen products, and also seek to improve our existing product portfolio. We believe that providing a more comprehensive line of energy efficient light bulbs will better position us to increase share in our established markets and expand into new markets. We intend to continue investing in product development and R&D in order to provide our customers with a more comprehensive line of high quality, market leading products.

Continue to grow our business in North America. We seek to expand our presence in North America and are working closely with key decision makers at our larger customers to ensure that we are offering these customers the product lines they require in an effort to gain share of their efficient light bulb sales. For example, we have been steadily increasing our LED product sales through our C&I channel by providing products that meet the specifications of the end customers and have had substantial recent success with several large lighting projects for retailers, including Macy’s, and with hospitality customers, including MGM Resorts. For our C&I channel, we are developing a more localized presence with our distributors, which we believe will enable us to develop a broader distribution reach and build closer relationships with end users. We are also focused on increasing the volume of our sales through North American utility and government incentive programs. As we continue to explore new sales channels, we intend to focus on providing differentiated products for specific channels and seek to leverage those relationships to gain new customers in North America.

Further expand in international markets. A key component of our long-term strategy is to balance our sales and marketing efforts between established and emerging markets. We seek to expand our business in key geographies, including Asia, Europe and South America, each of which contains large countries with similar legislation in place to ban the sale of inefficient bulbs in the near-term. We have been selling our products in China since 2004, where we operate six regional offices today, and plan to expand into all provinces in mainland China, with over 1,000 distribution branches, over the next several years. We plan to fund this expansion through, and to the extent permitted by, cash flow from our operations. We have established sales teams in China, the United Kingdom, the Netherlands, France and Brazil, which we believe will enable us to further establish our presence across these regions. We believe our strong market reputation has facilitated our initial success in these markets, and we intend to continue our focus on these key geographies going forward.

Shift our sales efforts to focus on higher margin business. We have historically sold our products to original equipment and original lighting manufacturers, or OEMs and OLMs, as a means of driving higher volume manufacturing to increase our operational efficiencies and create economies of scale. However, sales to OEMs and OLMs have historically represented a variable business, typically with lower margins for us. In addition, in many instances these OEMs and OLMs act as resellers for these products to our customers, particularly in the retail market. As a result, we are focusing significant resources on shifting our sales from OEMs and OLMs to our direct retail customers, including D-I-Ys, mass retailers and big box retailers. Over the last five years, we have been successful in shifting our sales meaningfully from OEM and OLM customers; sales to these customers represented 10.3% of our total sales in 2011, down from 22.4% of our total sales in 2009. We are also seeking to increase sales to new and existing C&I customers and have been able to achieve a 33% increase in our sales to this channel from 2010 to 2011, from $77.2 million to $102.9 million.

Continue to implement advanced manufacturing processes and other operational efficiencies. We intend to continue to invest in the automation of our manufacturing lines as well as R&D initiatives focused on improving our advanced manufacturing techniques in order to decrease our production costs and develop higher quality products. We also continually calibrate our warehouse SKUs, fine tune warehouse workflow and opportunistically renegotiate supplier agreements to improve operational efficiencies and reduce costs. To ensure speed and reliability of delivery to our customers, we plan to expand relationships with our existing logistics providers as well as bring certain logistics operations in-house in order to enhance our distribution performance.

Risk Factors

There are a number of risks related to our business, our intellectual property, this offering and our common shares, doing business in China and taxation, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. Some of the principal risks include the following:

■

Our industry is highly competitive. If we are not able to compete effectively, including against larger lighting manufacturers with greater resources, our business, financial condition and results of operations will be adversely affected.

■

The loss of our relationship with The Home Depot, or a significant decline in its purchases, could have a material adverse effect on our business, our ability to distribute our products, and our financial condition and results of operations.

■

Lighting products are subject to rapid technological changes. If we fail to accurately anticipate and adapt to these changes, the products we sell will become obsolete, and our business, financial condition and results of operations will be adversely affected.

■

If we are unable to increase production capacity for our products in a cost effective and timely manner, we may incur delays in shipment and our sales and reputation in the marketplace could be harmed.

■

The reduction or elimination of investments in, or incentives to adopt, CFL, LED and other energy efficient lighting or the elimination of, or changes in, policies, incentives or rebates in certain states or countries that encourage the use of CFLs, LEDs and other energy efficient lighting solutions over some traditional lighting technologies could cause the growing demand for our products to slow, which could materially and adversely affect our business, financial condition and results of operations.

■

The suspension of, repeal of or amendments to current requirements to phase-out energy inefficient bulb technologies by governments or the provision of government sponsored subsidies in our target geographies could impair our sales of energy efficient light bulbs in international markets.

■	If we are unable to obtain and adequately protect our intellectual property rights, our competitive position could be harmed.

■	There may be circumstances in which the interests of our major shareholders could be in conflict with your interests as a shareholder.

■	We intend to elect to be a “controlled company” under the rules of the stock exchange to which we apply and, therefore, will be exempt from certain stock exchange corporate governance requirements.

■	Changes in China’s economic, political and social conditions could have a material adverse effect on our business, financial condition and results of operations.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occur, they could adversely affect our business, financial condition and results of operations.

Our Principal Shareholders

Following this offering, Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust will own approximately     %,     % and     % of our common shares, respectively (in each case, assuming the underwriters do not exercise their option to purchase additional shares). Ellis Yan is our Chief Executive Officer and a member of our board of directors. Solomon Yan (whose Chinese name is Zhaoling Yan) is our President and a member of our board of directors. Ellis Yan and Solomon Yan are brothers. Lillian Yan is the beneficiary of the Lillian Yan Irrevocable Stock Trust and is the daughter of Ellis Yan.

Corporate Information

Our registered office is c/o ABT Treuhandgesellschaft Andreas Baumann & Co, Alte Steinhauserstrasse 1, 6330 Cham, Switzerland. Our principal executive offices are located at No. 139 Wangdong Rd (S) Songjiang, Shanghai, PRC 201601, and our telephone number at this address is 011-86-221576191. Our website address is www.tcpi.com. The information on, or accessible through, our website does not constitute part of this prospectus.

Our History and Development

In 1986, Ellis Yan began a business marketing lighting products. Ellis Yan and his brother, Solomon Yan, began to develop, manufacture and assemble lighting products and the components used in those products in China in 1989. In 1993, Ellis Yan and Solomon Yan formed TCP US to market energy efficient lighting products, which were purchased from their Chinese manufacturing operations. Highlights in our development include:

■	in 1993, we began selling CFLs;

■	in the late 1990s, we introduced spiral CFLs;

■	in the early 2000s, we became The Home Depot’s primary supplier of CFLs;

■	in 2005, we achieved over $100 million in sales, reflecting an increase of 29% from the previous year’s sales, and expanded our sales into Canada;

■	by 2007, the year EISA was enacted in the United States, our annual sales exceeded $300 million;

■	in 2009, we were awarded ENERGY STAR® “Partner of the Year,” and our CFL products were named #1 in a study by Consumer Reports;

■

since 2009, we have begun development of our LED bulb and high efficiency halogen products and continue to innovate in the CFL product line, with the introduction of our dimmable (TruDimTM) and rapid start (TruStartTM) CFLs;

■

on October 6, 2010, TCP International Holdings Ltd. was formed under the laws of Switzerland, to act as a holding company for TCP US, TCP Canada and TCP Asia and to facilitate future financings, corporate planning and this initial public offering; and

■

in 2012, before the completion of this offering, we will legally acquire TCP Europe and TCP South America, whose operations are currently deemed beneficially owned by us since we control their funding and general oversight; these entities have been consolidated with our financial results since 2010 and 2011, respectively.

Our Corporate and Ownership Structure

Upon the completion of this offering, the corporate and ownership structure of our company will be as shown in the following chart. All subsidiaries in the following chart are wholly owned. A complete organizational chart of the Company can be found in the section entitled “Business.”

(1)

TCP Bermuda Ltd. and its direct and indirect wholly-owned subsidiaries are referred to as “TCP Asia.” TCP Asia consists of our Asian operations (owned through TCP Hong Kong, or TCP HK), which manufacture all of our products in four factories in China. TCP Asia also markets our products throughout Asia.

(2)

TCP North America consists of Technical Consumer Products, Inc., referred to as “TCP US,” TCP US’s wholly owned subsidiaries, and our Canadian operations, referred to as “TCP Canada.” TCP North America markets our products throughout North America.

(3)

TCP B.V. and its direct and indirect wholly-owned subsidiaries are referred to as “TCP Europe.” TCP Europe consists of our European operations, which market our products throughout Europe. TCP Europe also includes our Brazilian operations, referred to as “TCP South America.” TCP South America was established in 2011 to market our products in South America, with an initial focus on Brazil.

After the completion of this offering, we will have three companies that are considered variable interest entities, because we are deemed the primary beneficiary of these entities. These entities are required to be consolidated with our financial results under U.S. generally accepted accounting principles. Zhenjiang Fengxin Electronic Equipment Co., Ltd., or ZFX, and Shanghai Fengxin Energy-Saving Eco-Friendly Technology Limited, or SFX, are both wholly owned by Solomon Yan’s wife and their operations are controlled by Solomon Yan’s family. Because Solomon Yan’s wife is not a shareholder of TCP, she has maintained her separate ownership of these companies and has not contributed these companies to TCP. In addition, the current core business purpose of SFX is to own land rights. We do not consider owning land rights to be part of our core operations. ZFX was established for competitive purposes to sell to different customers than the customers of our Chinese subsidiaries. ZFX has ceased operations and we anticipate this entity will have minimal financial activity in the future as it winds down. TCP Campus Drive, LLC is wholly owned by Yan Properties, LLC, of which Ellis Yan is president and owner. This entity’s core business purpose is to own real estate. We do not consider owning real estate to be part of our core operations, and Yan Properties, LLC has therefore maintained separate ownership of this entity.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have not elected to avail ourselves of this exemption.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings and, if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold common shares.

THE OFFERING

Common shares offered:	common shares

Over-allotment option:	We have granted the underwriters a 30-day option to purchase up to an additional common shares from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any, on the same terms as set forth in this prospectus.

Common shares to be outstanding immediately after the offering:	common shares (or common shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds:	We intend to use the net proceeds from this offering to expand and improve our manufacturing processes, for research, development and commercialization activities in LED and other emerging technologies, for debt reduction, and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. See “Use of Proceeds.”

Dividend policy:	We currently do not intend to pay cash dividends in the foreseeable future, subject to the discretion of our board of directors. We currently intend to reinvest any future earnings in developing and expanding our business. See “Dividend Policy.”

Lock-up agreements:	We have agreed with the underwriters, subject to certain exceptions, not to sell or dispose of any common shares or any securities convertible into or exchangeable for any common shares during the period commencing on the date of this prospectus until 180 days after the date of this prospectus. Our shareholders, senior management and directors have agreed to similar lockup restrictions for a period of 180 days. See “Underwriting.”

Directed share program:	At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares offered by this prospectus for sale to some of our directors, officers, employees, and persons with whom we have a business relationship. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the public. Any reserved shares that are not so purchased will be offered by the underwriters to the public on the same terms as the other shares offered by this prospectus.

Anticipated trading symbol:

Risk factors:	Investing in our common shares involves a high degree of risk and purchasers of our common shares may lose part or all of their investment. See “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Unless otherwise indicated, the information in this prospectus:

■

assumes no exercise of the underwriters’ option to purchase up to              common shares from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments, if any;

■	assumes an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus; and

■	does not give effect to the proposed incentive plan involving up to a maximum of % of our common shares following the offering described in “Management–Employee Benefit Plans.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical consolidated financial data as of the dates and for the periods indicated. The summary consolidated financial data as of December 31, 2011 and for each of the three years in the period ended December 31, 2011 were derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,
	2009	2010	2011
	(In thousands, except per share data)
Statement of Income Data:
Net sales	$257,670	$287,243	$280,928
Cost of goods sold	205,253	216,929	215,580

Gross profit	52,417	70,314	65,348
Selling, general and administrative expenses	33,805	42,222	46,010

Operating income	18,612	28,092	19,338
Interest expense	(4,415)	(3,660)	(4,097)
Interest income	574	298	322
Currency exchange losses	(291)	(3,371)	(4,347)

Income from continuing operations before income taxes	14,480	21,359	11,216
Income tax expense from continuing operations [1]	(1,024)	(4,671)	(3,980)

Net income from continuing operations	13,456	16,688	7,236
Net loss from discontinued operations [2]	(289)	(330)	(249)

Net income	13,167	16,358	6,987
Less net (income) loss attributable to noncontrolling interests [3]	(44)	1,151	(3,281)

Net income attributable to TCP shareholders	$13,123	$17,509	$3,706

Net income per share attributable to TCP shareholders, basic and diluted	$0.06	$0.09	$0.02

Weighted average number of shares outstanding, basic and diluted	204,534	204,784	205,534

Other Financial Data:
Adjusted EBITDA [4]	$22,563	$29,897	$21,816

	AS OF DECEMBER 31, 2011
	ACTUAL	AS ADJUSTED [6]
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$26,456	$
Working capital [5]	766
Total assets	248,568
Total short-term loans and long-term debt	76,204
Total liabilities	187,431
Total equity	61,137

[1]

Through December 30, 2010, TCP US was treated as an S corporation under the Internal Revenue Code. Accordingly, in lieu of corporate federal and certain state income taxes, the shareholders of TCP US were taxed individually on their share of TCP US’s taxable income. Effective December 30, 2010, TCP US’s Subchapter S election was terminated as a result of TCP US being contributed to a foreign entity. From December 31, 2010 forward, TCP US is taxed under the Subchapter C provisions of the Internal Revenue Code.

[2]

In August 2011, we sold the stock of one of our Chinese subsidiaries to an entity owned and controlled by our majority shareholders. We will have no continuing activity with this entity and accordingly it has been reflected as discontinued operations in the accompanying consolidated financial statements.

[3]

We consolidate certain variable interest entities, or VIEs, for which we are deemed to be the primary beneficiary. As we do not have an equity ownership in these VIEs, it presents 100% of the net income or loss of the VIEs as “Net income/loss attributable to noncontrolling interests” in the consolidated statements of income. All intercompany transactions between TCP and its subsidiaries and VIEs have been eliminated in consolidation.

[4]

We present the non-GAAP financial measure “Adjusted EBITDA” as a supplemental measure of our performance. This non-GAAP financial measure is not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations and balance sheet information presented on the basis of U.S. GAAP. Reconciliation of this non-GAAP financial measure to the most directly comparable U.S. GAAP measure is detailed below.

We define Adjusted EBITDA as net income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, certain reorganization and offering related expenses, and rental activities of TCP Campus, one of our VIEs. Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies. Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations. We believe the use of Adjusted EBITDA as a metric assists our board, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure, as well as certain items that affect inter-period comparability.

The following table presents a reconciliation of Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, for the periods presented.

	YEAR ENDED DECEMBER 31,
	2009	2010	2011
	(In thousands)
Net income attributable to TCP shareholders	$13,123	$17,509	$3,706
Plus net income (loss) attributable to noncontrolling interests:
TCP Asia VIEs net income (loss)	(72)	1,061	2,614
TCP Campus net income	116	129	114
TCP Europe net income (loss)	—	(2,341)	696
TCP South America net loss	—	—	(143)

Net income	13,167	16,358	6,987
Adjustments:
Interest expense, net	3,841	3,362	3,775
Income tax expense	1,024	4,671	3,980
Depreciation and amortization	5,400	4,911	6,207

EBITDA	23,432	29,302	20,949
Adjustments:
TCP Campus EBITDA [a]	(824)	(830)	(820)
Discontinued operations EBITDA [2]	(45)	109	34
Corporate reorganization charges [b]	—	1,316	—
Costs related to initial public offering [c]	—	—	1,653

Adjusted EBITDA	$22,563	$29,897	$21,816

[a]

TCP US leases its U.S. headquarters and warehouse facility from TCP Campus. TCP Campus is owned and controlled by the Chief Executive Officer and majority shareholder of TCP and is consolidated within our statements of income as a VIE. We do not consider TCP Campus’s business to be part of our core operations.

[b]

Represents legal, accounting and professional fees related to the establishment of TCP on October 6, 2010 and subsequent corporate reorganization, as detailed in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

[c]	Represents legal, accounting and professional fees incurred in connection with this offering.
[5]	Total current assets minus total current liabilities.
[6]

The “as adjusted” data gives effect to the issuance of              common shares in this offering at an assumed offering price of $         per common share, which is the midpoint of the range set forth on the cover of this prospectus.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the financial and other information in this prospectus, before deciding to invest in our common shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common shares could decline and you may lose all or part of your investment in our common shares.

Risks Related to Our Business

Our industry is highly competitive. If we are not able to compete effectively, including against larger lighting manufacturers with greater resources, our business, financial condition and results of operations will be adversely affected.

Our industry is highly competitive. We face competition from vendors of traditional lighting technologies and from vendors of newer innovative products. The lighting industry is characterized by rapid technological change, short product lifecycles, frequent new product introductions and a competitive pricing environment. These characteristics increase the need for continual innovation and, as new technologies evolve, provide entry points for new competitors as well as opportunities for rapid share shifts. Our products compete with a number of existing products and our success depends on our ability to effectively compete in this global market. Many of our competitors, such as General Electric, Philips and Sylvania, are large, well-capitalized companies with significantly more resources than ours and they are able to spend more aggressively on product development, marketing, sales and other product initiatives.

Our ability to compete effectively in our markets depends upon our ability to distinguish our company and our products from our competitors and their products based on various factors, including, among others:

■	breadth and quality of product offering;

■	product pricing and cost competitiveness;

■	access to distribution channels globally;

■	customer orientation and strong customer relationships; and

■	the success and timing of new product development.

To the extent we are unable to distinguish our products, our larger competitors and any other more innovative competitors may be able to capture our customers and reduce our opportunities for success, which will adversely affect our business, financial condition and results of operations.

The loss of our relationship with The Home Depot, or a significant decline in its purchases, could have a material adverse effect on our business, our ability to distribute our products, and our financial condition and results of operations.

Net sales to The Home Depot accounted for 42% of our total net sales in both the years ended December 31, 2009 and 2010 and 33% for the year ended December 31, 2011. We do not control The Home Depot nor do we have a long-term contract with, or any volume commitments from, The Home Depot. It may make decisions regarding its business undertakings with us that may be contrary to our interests, or may terminate its relationship with us altogether, which it may do at any time. In addition, if The Home Depot changes its business strategy, we may fail to maintain this relationship. Our sales are materially affected by fluctuations in the buying patterns of The Home Depot and such fluctuations may result from general economic conditions, higher than anticipated inventory positions or other factors. A loss of The Home Depot as a customer, or a significant decline in its purchases from us, could have a material adverse effect on our business, financial condition and results of operations and our ability to distribute our products.

Lighting products are subject to rapid technological changes. If we fail to accurately anticipate and adapt to these changes, the products we sell will become obsolete, and our business, financial condition and results of operations will be adversely affected.

Lighting products are subject to rapid technological changes that often cause product obsolescence. Companies within the lighting industry are continuously developing new products with heightened performance and functionality, which puts pricing pressure on existing products and constantly threatens to make them, or causes them to be, obsolete. These trends are especially relevant for our LED bulb products, which have experienced, and are expected to continue to experience, very rapid technological improvement and cost declines compared to other current bulb technologies. Our typical product’s life cycle is relatively short, generating lower average selling prices as the cycle matures. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated. In addition, if we fail to accurately anticipate the introduction of new technologies or are unable to develop the planned new technologies, we may be unable to compete effectively due to our failure to offer products most demanded by the marketplace. If any of these failures occur, our business, financial condition and results of operations will be adversely affected.

If we are unable to increase production capacity for our products in a cost effective and timely manner, we may incur delays in shipment and our sales and reputation in the marketplace could be harmed.

An important part of our business plan is the expansion of production capacity for our products. In order to fulfill anticipated demand for our products, we invest in capacity in advance of actual customer orders, typically based on preliminary, non-binding indications of future demand. As customer demand for our products changes, we must be able to adjust our production capacity to meet demand while keeping costs down. Uncertainty is inherent within our facility and capacity expansion, and unforeseen circumstances could offset the anticipated benefits, disrupt our ability to provide products to our customers and impact product quality.

Our ability to successfully increase production capacity in a cost effective and timely manner will depend on a number of factors, including the following:

■	our ability to effectively increase the automation of the manufacturing processes for our CFL and LED product lines;

■	our ability to transition production between manufacturing facilities;

■	our ability to properly and quickly anticipate customer preferences among lighting products;

■	our ability to repurpose equipment from the production of one product to another;

■	the availability of critical components and raw materials used in the manufacture of our products;

■	our ability to effectively establish adequate management information systems, financial controls and supply chain management and quality control procedures; and

■	equipment failures, power outages, environmental risks or variations in the manufacturing process.

If we are unable to increase production capacity for our products in a cost effective and timely manner while maintaining adequate quality, we may incur delays in shipment or be unable to meet increased demand for our products, which could harm our sales and operating margins and damage our reputation and our relationships with current and prospective customers. Conversely, due to the proportionately high fixed cost nature of our business (such as facility expansion costs), if demand does not increase at the rate forecasted, we may not be able to reduce manufacturing expenses or overhead costs at the same rate as demand decreases, which could also result in lower margins and adversely affect our business, financial condition and results of operations.

The reduction or elimination of investments in, or incentives to adopt, CFL, LED and other energy efficient lighting or the elimination of, or changes in, policies, incentives or rebates in certain states or countries that encourage the use of CFLs, LEDs and other energy efficient lighting solutions over some traditional lighting technologies could cause the growing demand for our products to slow, which could materially and adversely affect our business, financial condition and results of operations.

Today, the upfront cost to consumers of CFLs, LEDs and other forms of lighting solutions exceeds the upfront cost for some traditional lighting technologies that provide similar lumen output in many applications. However, some governments around the world have used policy initiatives and other regulations, including financial incentives and rebates to consumers from which we benefit, to accelerate the development and adoption of CFLs, LEDs and other forms of lighting solutions and other non-traditional lighting technologies that are seen as more environmentally friendly compared to some traditional lighting technologies. Reductions in (including as a result of any budgetary constraints), or the elimination of, government investment and favorable energy policies could result in decreased demand for our products and decrease our sales, profits and margins. Further, if our products fail to qualify for any financial incentives or rebates or if restrictions by regulation of competitive products are removed, demand for our products may decrease, and our sales, profits and margins may decrease.

The suspension of, repeal of or amendments to current requirements to phase-out energy inefficient bulb technologies by governments or the provision of government sponsored subsidies in our target geographies could impair our sales of energy efficient light bulbs in international markets.

The suspension of, repeal of or amendments to current laws or regulations banning inefficient bulb technologies in countries or regions in North America, Asia, Europe, South America or other countries or regions in which we do business, could materially and adversely affect our business, financial condition and results of operations. Current legislation in many countries around the globe that mandate energy efficiency standards for light bulbs represents an important driver to the growth in adoption of the energy efficient light bulb technologies that we offer, such as CFLs and LEDs. In the United States, bills have been introduced in the House of Representatives to repeal or amend provisions of the Energy Independence and Security Act of 2007 that mandates energy efficiency standards for general service bulbs, such as the Better Use of Light Bulbs Act introduced in 2011. National Resources Canada has recently delayed by two years the implementation of its energy standard for general service bulbs. While we are not aware of any other current or proposed repeal of or proposal to change current legislation, any introduction of such measures could result in decreased purchases of our energy efficient bulb products by existing or potential customers in regions within the jurisdiction of such legislation. In the event of such government action, our business, financial condition and results of operations could be adversely affected.

Since 2008, the Chinese government has offered a subsidy program to provide energy efficient light bulbs to its citizens. Under this program, light bulbs are sold to consumers at state stores at a deep discount, 50% for individual purchasers and 30% for businesses. Manufacturers of the bulbs are then reimbursed by the government. The Chinese government established a national bid program that will subsidize 500 million units of CFL and LED products over the next three years. In the event that the Chinese government repeals, cancels or otherwise alters this program, our sales in China could be materially impaired which could have an adverse effect on our business, financial condition and results of operations.

Any increase in the cost or disruption in the availability of the raw materials or key components utilized in our lighting products may adversely affect our business, financial condition and results of operations.

The lighting industry is subject to significant fluctuations in the cost and availability of raw materials and components. We rely on a number of third-party suppliers to provide certain raw materials and to manufacture certain of the components of our products and expect to continue to rely on such suppliers.

Our results of operations are directly affected by the cost of our raw materials, which could be affected by, among other things, general shortages in the marketplace and high price volatility. Our principal raw materials (phosphor, glass, plastic and aluminum) together represented approximately 29% of the direct manufacturing costs of our bulbs in both 2009 and 2010 and 36% in 2011. As a result of the significant portion of our cost of goods sold represented by these raw materials, our gross profit and margins could be adversely affected by changes in the cost of these raw materials if we are unable to pass the increases on to our customers. For example, during the year ended December 31, 2011, the cost of the phosphorous elements used in the manufacturing of our lighting products fluctuated between ¥320 RMB/kg ($53/kg) at the beginning of the year to a high of approximately ¥2,400 RMB/kg ($413/kg) in July 2011 before returning to approximately ¥1,600 RMB/kg ($252/kg) as of December 31, 2011. The recent phosphor price increases have been primarily created by a reduced global supply of rare earth elements, the main raw material inputs for phosphor, particularly in China. More than 95% of the world’s current supply of rare earth elements comes from China, which has enacted a policy to reduce its exports because of its rising domestic demand and new environmental restrictions. Given the volatility in the cost of phosphorous elements, there can be no assurance that prices will not increase in the future, potentially at significant rates. Such increases may adversely affect our business, financial condition and results of operations.

We depend on a limited number of suppliers for these and other raw materials. We do not have guaranteed supply arrangements with our suppliers and few alternative sources exist. Substitution of alternate raw materials could significantly change the performance of the lighting products that we manufacture. If the availability of any of these raw materials is limited, we may be unable to produce some of our products in the quantities demanded by our customers, which could have an adverse effect on plant utilization and our sales of products requiring such raw materials.

We depend on certain key suppliers for components that we require for our lighting products, and the loss of any of these suppliers could have an adverse effect on our business, financial condition and results of operations.

We depend on certain key suppliers for certain key components that we require for our lighting products, including the LEDs and printed circuit boards for our LED-based lighting products. Our third-party suppliers may encounter problems obtaining materials required during their manufacturing processes due to a variety of reasons, any of which could delay or impede their ability to meet our demand for components. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

■	we may not be able to obtain an adequate supply of our components in a timely manner or on commercially reasonable terms;

■	our suppliers may be accused of infringing the intellectual property of third parties which, if upheld, could alter or inhibit their ability to fulfill our orders and meet our requirements; and

■	our suppliers may encounter financial or other hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

Finding a suitable alternate supply of required raw materials and components that meet our strict specifications and obtaining them in needed quantities may be a time-consuming process, and we may not be able to find an adequate alternative source of supply at an acceptable cost. Any significant interruption in the supply of these raw materials or components could have a material adverse effect on our business, financial condition and results of operations.

We have material weaknesses in our internal controls over financial reporting. If the material weaknesses persist or if we fail to establish and maintain effective internal controls over financial reporting in the future, our ability to both timely and accurately report our financial results could be adversely affected.

Prior to the completion of this offering, we were a private company with a corporate infrastructure, including finance, accounting and other supervisory resources, systems and processes, sufficient to meet our financial reporting needs as a private company. As a public company, we will be required to comply with the record keeping, financial reporting, corporate governance and other rules and regulations of the SEC, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a private company we were not required to comply with the internal control design, documentation and testing requirements imposed by the Sarbanes-Oxley Act of 2002.

In conjunction with our audit of the financial statements included in this registration statement and in preparation for this offering and future compliance with Section 404 of the Sarbanes-Oxley Act of 2002, we and our independent registered public accounting firm identified the following material weaknesses in our internal controls over financial reporting:

■

The Company does not have a consolidation process operating effectively (including related controls over the process) to allow it to prepare timely and accurate consolidated financial statements on both an interim and annual basis.

■	The Company’s process (including related controls over the process) of reviewing financial information of foreign operations is not effective in ensuring compliance with U.S. GAAP.

■

The Company does not have adequate staffing levels and required expertise sufficient to support the needs of a public international company, particularly in the areas of financial reporting for a public company and tax accounting expertise for an international company.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

We cannot predict the outcome of our efforts to remediate the material weaknesses at this time. During the course of the remediation, we may identify additional control deficiencies, which could give rise to deficiencies and other material weaknesses in addition to the material weaknesses previously identified. The material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or to avoid potential future material weaknesses.

We occasionally experience component quality problems with suppliers, and our current suppliers may not deliver satisfactory components in the future.

We occasionally experience component quality problems with suppliers. These quality issues generally result in warranty claims from our customers, and we recorded warranty expenses of $0.9 million, $1.2 million and $0.9 million in 2009, 2010 and 2011, respectively, or 0.4% of both our 2009 and 2010 net sales and 0.3% of our 2011 net sales. We may experience quality problems with suppliers in the future, which could decrease our gross margin and profitability, lengthen our sales cycles, adversely affect our customer relations and future sales prospects and subject our business to negative publicity. Our suppliers, especially new suppliers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our products or cause shipment delays due to such errors. Additionally, we sometimes satisfy warranty claims even if they are not covered by our general warranty policy as a customer accommodation. If we were to experience quality problems with certain components purchased from our key suppliers, these adverse consequences could be magnified, and our business, financial condition and results of operations could be materially adversely affected.

Our success is largely dependent upon the skills, experience and efforts of our senior management and the loss of their services could have a material adverse effect on our business, financial condition and results of operations.

Our continued success depends upon the continued availability, contributions, skills, experience and efforts of our senior management. We are particularly dependent on the services of Ellis Yan, our Chief Executive Officer. Ellis Yan has major responsibilities with respect to sales, product development and overall corporate administration. We do not have a formal succession plan in place for Ellis Yan. Our proposed new employment agreement with Ellis Yan does not guarantee his services for a specified period of time. All of the current and proposed new employment agreements with our senior management team may be terminated by the employee at any time. While all such agreements include non-competition and confidentiality covenants, there can be no assurance that such provisions will be enforceable or adequately protect us. The loss of the services of any of these persons might impede our operations or the achievement of our strategic and financial objectives, and we may not be able to attract and retain individuals with the same or similar levels of experience or expertise. Additionally, while we have key man insurance on the life of Ellis Yan, such insurance may not adequately compensate us for the loss of Ellis Yan. The loss or interruption of the service of members of our senior management, particularly Ellis Yan, or our inability to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to execute our business strategy to expand the marketing, distribution and sale of our products, and if we are unable to effectively manage the associated risks, our ability to expand our business abroad could be impaired.

We commenced sales in China in 2004, Europe in 2010, and South America in 2011 and expect to expand our sales in various geographical regions internationally as a part of our core business strategy. However, the marketing, distribution and sale of our products in export markets may expose us to a number of risks, including:

■	fluctuations in currency exchange rates;

■	increased costs associated with maintaining the ability to understand the local markets and follow their trends;

■	failure to develop products that work under the various voltage standards that can differ from region to region;

■	failure to maintain effective marketing and distributing presence in various countries;

■	failure to provide adequate customer service and support in these markets;

■	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

■	difficulty and cost relating to compliance with the different commercial and legal requirements of the markets in which we offer or plan to offer our products;

■	failure to obtain or maintain certifications for our products in these markets;

■	inability to obtain, maintain or enforce intellectual property rights;

■	unanticipated changes in prevailing economic conditions and regulatory requirements;

■	difficulty in employing and retaining sales personnel who are knowledgeable about, and can function effectively in, export markets; and

■	trade barriers such as export requirements, tariffs and taxes.

Our multi-national sales, manufacturing and operations subjects us to risks associated with operating in global markets.

We are a global business. For the years ended December 31, 2009, 2010 and 2011, respectively, we earned 90.8%, 86.0% and 85.2% of our net sales in North America and 9.2%, 13.3% and 10.0% in Asia. Our expansion into the European and South American markets represented 0.7% and 4.8% of our net sales in 2010 and 2011, respectively. Our principal executive offices and most of our manufacturing facilities are located in China, we are incorporated in Switzerland, and we maintain other offices in the United States, the Netherlands, the United Kingdom, Canada and Brazil. Global business operations are subject to inherent risks, including, among others:

■	unexpected changes in regulatory requirements, tariffs and other trade barriers or restrictions;

■	longer accounts receivable payment cycles and the difficulty of enforcing contracts and collecting receivables through certain non-U.S. legal systems;

■	difficulties in managing and staffing operations;

■	potentially adverse tax consequences;

■	the burdens of compliance with the laws and regulations of a number of jurisdictions;

■	import and export license requirements and restrictions of China, the United States and each other country in which we operate;

■	exposure to different legal standards and reduced protection for intellectual property rights in some countries;

■	currency fluctuations and restrictions;

■	political, social and economic instability, including war and the threat of war, acts of terrorism, pandemics, boycotts, curtailment of trade or other business restrictions;

■	periodic economic downturns in the markets in which we operate;

■	customs clearance and transportation delays; and

■	sales variability as a result of translating our non-U.S. sales into U.S. dollars.

Any of these factors may adversely affect our future sales outside the United States and, consequently, our business, financial condition and results of operations. Furthermore, as we increase our sales outside the United States, total sales may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted by subsidiaries in many countries. The results of operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currencies to which we are exposed are the Euro, British pound, Chinese renminbi, Brazilian real and Swiss franc. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements and an appreciation of these currencies will result in a corresponding increase in such amounts. To the extent our raw material costs are determined with respect to the U.S. dollar rather than these currencies, depreciation of these currencies may have an adverse effect on our profit margins or our reported results of operations. Conversely, to the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our results of operations. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our business, financial condition or results of operations.

We may be exposed to fines, penalties or other sanctions if we do not comply with laws and regulations designed to combat government corruption in countries in which we sell our products, and any determination that we violated such laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We operate in some countries that have experienced significant levels of governmental corruption. Our employees, agents and contractors may take actions in violation of our policies and applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Such violations, if they occur, could have an adverse effect on our business, financial condition and results of operations and reputation. Any failure by us to ensure that our employees and agents comply with the FCPA and other applicable laws and regulations in non-U.S. jurisdictions could result in substantial civil and criminal penalties or restrictions on our ability to conduct business in certain non-U.S. jurisdictions, and our business, financial condition and results of operations could be materially and adversely affected.

We generally do not enter into long-term contracts with our customers, which could result in a disconnect between our production and sales.

We generally do not enter into long-term contracts with our customers. Rather, we generally sell our products to customers through purchase orders based on their current needs, which could result in a disconnect between our production and sales. As a result, we could experience periods during which our production exceeds the orders for our products, resulting in higher levels of inventory and of working capital employed in our business than would otherwise be required. We will also have to pay our fixed costs during such periods. We may not be able to timely find new customers, or increase orders from existing customers, in order to absorb our excess production and supplement our sales during these periods and we may not be able to recover our fixed costs as a result. Periods of no or limited purchase orders for our products could have a material adverse effect on our business, financial condition and results of operations.

Certification and compliance are important to adoption of our lighting products, and failure to obtain such certification or compliance will have an adverse effect on our business, financial condition and results of operations.

We are required to comply with certain legal requirements governing the materials used in our products. Certifications and compliance standards that we follow include UL, an independent organization that provides a UL mark on products that have passed testing and safety certification, and the efficiency requirements of ENERGY STAR®. Any efforts to amend existing legal requirements or implement new legal requirements in a manner with which we cannot comply might materially harm our sales. In addition, we cannot be certain that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, we will be able to maintain certifications for our existing products. The failure to obtain such certifications or compliance will adversely affect our business, financial condition and results of operations.

A disruption at our assembly and manufacturing facilities could materially adversely affect our business, financial condition and results of operations.

Our assembly and manufacturing operations for our products are based in Zhenjiang, China, Shanghai, China, Huaian, China and Yangzhou, China. The operation of these facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages and other business interruptions. Our existing business interruption insurance and third-party liability insurance to cover claims in respect of personal injury or property or environmental damage arising from accidents on our properties or relating to our operations may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, any interruption in our ability to assemble, manufacture or distribute our products could result in lost sales, limited sales growth and damage to our reputation in the market, all of which would adversely affect our business, financial condition and results of operations.

Our products may contain defects or otherwise not perform as expected, which could reduce sales, result in costs associated with warranty or product liability claims or recall of those items, all of which could materially adversely affect our business, financial condition and results of operations.

The manufacturing of our products involves complex processes and defects have been, and could be, found in our existing or future products. These defects may cause us to incur significant warranty, support and replacement costs, and costs associated with recall may divert the attention of our engineering personnel from our product development efforts and harm our relationships with customers and our reputation in the marketplace. We generally provide limited warranties ranging from one to nine years on our products, and such warranties may require us to replace or reimburse the purchaser for the purchase price of the product, at the customer’s discretion. Moreover, even if our products meet standard specifications, our customers may attempt to use our products in applications they were not designed for or in products that were not designed or manufactured properly, resulting in product failures and creating customer dissatisfaction. Since the majority of our products use electricity, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. Particularly because our products often incorporate new technologies or designs, we cannot predict whether or not product liability claims will be brought against us. We may not have adequate resources in the event of a successful claim against us or a recall of a product. A successful product liability claim against us or a significant recall of a product that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could materially adversely affect our results of operations and financial condition. These problems could result in, among other things, a delay in the recognition or loss of sales, loss of market share or failure to achieve market acceptance. A significant product recall or product liability litigation could also result in adverse publicity, damage to our reputation and a loss of customer confidence in our products and adversely affect our business, financial condition and results of operations.

If we are unable to manage our anticipated sales growth effectively, our business, financial condition and results of operations could be adversely affected.

We intend to undertake a number of strategies in an effort to grow our sales. If we are successful, our sales growth may place significant strain on our limited resources, including our research and development, sales and marketing, operational and administrative resources. To properly manage any future sales growth, we must continue to improve our management, operational, administrative, accounting and financial reporting systems and expand, train and manage our employee base, which may involve significant expenditures and increased operating costs. We may not be able to effectively manage the expansion of our operations or recruit and adequately train additional qualified personnel. If we are unable to manage our anticipated sales growth effectively, the quality of our customer care may suffer, we may experience customer dissatisfaction, reduced future sales or increased warranty claims, and our expenses could substantially and disproportionately increase. Any of these circumstances could adversely affect our business, financial condition and results of operations.

We may engage in future acquisitions that could disrupt our business, divert management attention, increase our expenses or otherwise adversely affect our business, financial condition and results of operations.

In the future, we may acquire complementary businesses, products, technologies or other assets. If we engage in future acquisitions, we may not strengthen our competitive position or achieve any of our intended goals or synergies with respect to any such acquisition. In addition, any such acquisition may be viewed negatively by our customers, financial markets or investors. Furthermore, any such acquisition could pose challenges with respect to the integration of personnel, technologies and operations from the acquired businesses and in the retention and motivation of key personnel from such businesses. Acquisitions may also disrupt our ongoing operations, divert management’s attention from day-to-day responsibilities, increase our expenses and otherwise adversely affect our business, financial condition and results of operations.

The marketing and distribution efforts of our third-party distributors may not be effective, which could negatively affect our ability to expand our business, particularly in the C&I channel.

We market and sell some of our products to third-party distributors in all of our sales regions, especially in the United States. We rely on these distributors to service end users, and our failure to maintain strong working relationships with such distributors could have a material adverse impact on our operating results and damage our brand reputation, particularly in the C&I channel. For the years ended December 31, 2009, 2010 and 2011, our sales to our C&I channel were $74.2 million, $77.2 million and $102.9 million, respectively, or 28.8%, 26.9% and 36.6% of total net sales.

We do not control the activities of our distributors with respect to the marketing and sales of and customer service support for our products. Therefore, the reputation and performance of our distributors and the ability and willingness of our distributors to sell our products and uphold our reputation for high quality and advanced technology and their ability to expand their businesses are essential to the future growth of our sales in the C&I channel and has a direct and material impact on our sales and profitability. Also, as with our retail customers, we do not have long-term purchase commitments from our distributor customers, and they can therefore generally cancel, modify or reduce orders with little or no notice to us. As a result, any reductions or delays in, or cancellations of, orders from any of our distributors may have a negative impact on our sales and budgeting process.

Moreover, we may not be able to compete successfully against those of our competitors that have greater financial resources and are able to provide better incentives to distributors, which may result in reduced sales of our products or the loss of our distributors. The loss of any key distributor may force us to seek replacement distributors, and any resulting delay may be disruptive and costly.

If we are unable to obtain additional capital as needed in the future, our ability to grow our sales could be limited and we may be unable to pursue our current and future business strategies.

Our future capital requirements will depend on many factors, including the rate of our sales growth, our introduction of new products and services and enhancements to existing products and services, and our expansion of sales, marketing and product development activities. In addition, we may consider acquisitions of product lines, businesses or technologies in an attempt to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology. We may not be able to obtain additional financing on terms favorable to us, if at all, and, as a result, we may be unable to expand our business or continue to pursue our current and future business strategies. Additionally, if we raise funds through debt financing, we may become subject to additional covenant restrictions and incur increased interest expense and principal payments.

As a manufacturer or importer of goods containing mercury, we are subject to requirements in certain jurisdictions that we take back, recycle or otherwise manage bulbs returned by our customers or that we pay for the costs of meeting such requirements.

In the United States, certain states assess all manufacturers of mercury-containing lights that sell those lights into that state to pay costs incurred by the state to fund its program to collect, transport, process and recycle those lights. In certain instances, we have been unable to effectively recover this additional cost from our customers. Environment Canada has announced its intention to develop regulations that would require us to establish recycling programs for mercury in bulbs that we import into Canada. It is possible that other states or jurisdictions into which we sell our CFLs will enact similar, or even more onerous, legislation. If such legislation becomes more widespread, our financial obligations under these programs could adversely affect our business, financial condition and results of operations.

Consumer resistance to the use of CFL bulbs due to their mercury content may reduce our sales of this product.

Our CFL bulbs contain a small amount of mercury, which could cause some prospective purchasers to choose non-CFL bulbs to avoid the risk of exposure to and cleanup of mercury. Widespread consumer resistance to CFL bulbs could adversely affect our business, financial condition and results of operations.

The cost of compliance with environmental laws and regulations and any related environmental liabilities could adversely affect our business, financial condition and results of operations.

Our operations are subject to laws and regulations governing, among other things, the use of chemicals, emissions to air, discharge to water, the remediation of contaminated properties and the generation, handling, storage, transportation, treatment and disposal of and exposure to, waste and other materials, as well as laws and regulations relating to occupational health and safety. These laws and regulations frequently change, and the violation of these laws or regulations can lead to substantial fines, penalties and other liabilities, which could adversely affect our business, financial condition and results of operations.

We own and operate industrial property in China that we purchased from 2001 to 2010 and, if any environmental contamination is discovered, we could be responsible for remediation of the property.

We own our manufacturing and distribution facilities located in China. We purchased the land use rights for these properties from the Chinese government beginning in 2001. If environmental contamination is discovered at our facility and we are required to remediate the property, our recourse against the prior owners may be limited. Any such potential remediation could be costly and could adversely affect our business, financial condition and results of operations.

If our information technology systems fail, or if we experience an interruption in their operation or we are unable to protect them against cyber-based attacks or network security breaches, then our business, financial condition and results of operations could be materially adversely affected.

The efficient operation of our business is dependent on our information technology systems. We rely on those systems generally to manage the day-to-day operation of our business, manage relationships with our customers, maintain our research and development data and maintain our financial and accounting records. The failure of our information technology systems, our inability to successfully maintain and enhance our information technology systems or any compromise of the integrity or security of the data we generate from our information technology systems could adversely affect our results of operations, disrupt our business and product development and make us unable or severely limit our ability to respond to customer demands. In addition, our information technology systems are vulnerable to damage or interruption from:

■	earthquake, fire, flood and other natural disasters;

■	employee or other theft;

■	attacks by computer viruses or hackers;

■	power outages;

■	cyber-based attacks or network security breaches; and

■	computer systems, internet, telecommunications or data network failure.

Any interruption of our information technology systems, including security breaches, could result in decreased sales, increased expenses, increased capital expenditures, negative publicity, customer dissatisfaction and potential lawsuits or liability claims, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and adequately protect our intellectual property rights, our competitive position could be harmed.

We consider certain aspects of our technology and processes proprietary. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors may utilize our proprietary technology and our business, financial condition and results of operations could be harmed. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies. Our competitors may also be able to independently develop products that are substantially equivalent or superior to our products or design around our patents. In addition, the laws of some countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.

We own United States and non-U.S. patents and patent applications that relate to some of our products, systems, business methods and technologies. We offer no assurance about the degree of protection which existing or future patents may afford us. Likewise, we offer no assurance that our patent applications will result in issued patents, that our patents will be upheld if challenged, that competitors will not develop similar or superior business methods or products outside the protection of our patents, that competitors will not infringe on our patents or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise learn of our unpatented technology. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business could be materially adversely affected.

Assertions by third parties of intellectual property infringement could result in significant costs and cause our operating results to suffer.

The markets in which we compete or plan to compete are characterized by rapidly changing products and technologies and there is intense competition to establish intellectual property protection and proprietary rights related to these products and technologies. The markets for CFL, LED and halogen light bulbs, in particular, are characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies.

We may be required to obtain licenses for such third-party intellectual property. If we need to license any third-party intellectual property or other technology, we could be required to pay royalties on certain of our products. In addition, there can be no assurance that we will be able to obtain such licenses on commercially reasonable terms or at all. Our inability to obtain third-party intellectual property licenses on commercially reasonable terms or at all could harm our business, results of operations, financial condition and/or prospects.

We have in the past received, and may receive, notices that claim we have infringed upon the intellectual property of others. See “Business—Legal Proceedings.” Even if these claims are not valid, they could subject us to significant costs. We have engaged in litigation and litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could subject us to significant liabilities to third-parties, require us to license disputed rights from others or require us to cease marketing, selling or using certain products or technologies. We may not be able to obtain licenses on acceptable terms, if at all. We also may have to indemnify certain customers if it is determined that we have infringed upon or misappropriated another party’s intellectual property. Any of these results could adversely affect our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant and could materially harm our business, financial condition and results of operations.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

The laws of some countries do not protect proprietary rights to the same degree as the laws of the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to sell our products. In particular, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China, our attempts to penetrate the Chinese market may be harmed. In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and harm our business, financial condition and results of operations.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees and consultants, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

■	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable;

■	we may have inadequate remedies for any breach;

■	trade secrets and other proprietary information could be disclosed to our competitors; or

■	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

Specifically with respect to non-compete agreements, under current U.S. law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third-parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns, and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. In addition, we may provoke third-parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could harm our business, financial condition and results of operations.

Risks Related to This Offering and Our Common Shares

There may be circumstances in which the interests of our major shareholders could be in conflict with your interests as a shareholder.

As of the date of this prospectus, Ellis Yan and Solomon Yan beneficially own approximately 51.2% and 44.2% of our common shares, respectively. Upon completion of this offering, Ellis Yan and Solomon Yan will beneficially own approximately     % and     % of our common shares, respectively, or     % and     % of our common shares, respectively, if the underwriters exercise their over-allotment option in full. As a result of this ownership, Ellis Yan and Solomon Yan will have a controlling influence on our affairs and their voting power will constitute a quorum of our shareholders voting on any matter requiring the approval of our shareholders. Such matters include the nomination and election of directors, the issuance of additional shares of our capital stock or payment of dividends, the adoption of amendments to our articles of association and organizational regulations and approval of mergers or sales of substantially all of our assets. In addition, Ellis Yan, Solomon Yan and The Lillian Yan Irrevocable Stock Trust, our principal shareholders, have entered into a shareholders agreement that provides for, among other things, these shareholders to vote their common shares in favor of certain board nominees designated by Ellis Yan and Solomon Yan.

Accordingly, this concentration of ownership may harm the market price of our common shares by, among other things:

■	delaying, defending, or preventing a change of control, even at a per share price that is in excess of the then current price of our common shares;

■	impeding a merger, consolidation, takeover, or other business combination involving us, even at a per share price that is in excess of the then current price of our common shares; or

■

discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common shares.

Ellis Yan and Solomon Yan may cause corporate actions to be taken even if the interests of Ellis Yan and Solomon Yan conflict with the interests of our other shareholders.

As an “emerging growth company,” we will not be required to have auditor attestation of the effectiveness of our internal controls.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and we intend to take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies including, most significantly not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company, which may be for as long as five years following our initial public offering. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have not elected to avail ourselves of this exemption. We cannot predict if investors will find our common shares less attractive because our independent auditors will not have attested to the effectiveness of our internal controls. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common stock.

We intend to elect to be a “controlled company” under the rules of the stock exchange to which we apply and, therefore, will be exempt from certain stock exchange corporate governance requirements.

Because of the equity ownership of Ellis Yan and Solomon Yan and the shareholders agreement entered into among our principal shareholders (see “Principal Shareholders—Shareholders Agreement”), we intend to elect to be considered a “controlled company” for purposes of the rules of the stock exchange to which we apply. As such, we will be exempt from the stock exchange corporate governance requirement that a majority of our board of directors meet the specified standards of independence and exempt from the requirement that we have a compensation and governance committee made up entirely of directors who meet such independence standards. The stock exchange independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. It is possible that the interests of Ellis Yan and Solomon Yan may in some circumstances conflict with our interests and the interests of our other shareholders, including you.

Because there is no existing market for our common shares, our initial public offering price may not be indicative of the market price of our common shares after this offering, which may decrease significantly, and an actual public trading market for our common shares may not develop.

There is currently no public market for our common shares, and an active trading market may not develop or be sustained after this offering. Our initial public offering price has been determined through negotiation between us and the underwriters and may not be indicative of the market price for our common shares after this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the stock exchange to which we apply or otherwise. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to acquire or invest in other companies, products or technologies by using our common shares as consideration.

The market price of our common shares could fluctuate significantly as a result of a number of factors, including:

■	fluctuations in our financial performance;

■	economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies;

■	changes in financial estimates and recommendations by securities analysts following our common shares or comparable companies;

■	earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies;

■	changes in business or regulatory conditions affecting us, participants in our industry or comparable companies;

■	changes in accounting standards, policies, guidance, interpretations or principles;

■	announcements or implementation by our competitors or us of acquisitions, technological innovations or new products, or other strategic actions by our competitors; or

■	trading volume of our common shares or the sale of stock by our management team, directors or principal shareholders.

The lack of a trading market in the United States may result in the loss of research coverage by any securities analysts that may cover our company in the future. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our common shares in the United States.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, the market price of our common shares could be adversely affected.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and are, therefore, not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Beginning with our second Annual Report on Form 20-F after completion of this offering, our management will be required to report on the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company, which may be up to five full years following the date of this offering. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation, testing and remediation. We are currently in the process of reviewing, documenting and testing our internal controls over financial reporting, and have identified material weaknesses in our internal controls over financial reporting related to our consolidation process, review of financial information of foreign operations and staffing levels and expertise in the areas of financial reporting and tax accounting. As we complete this process, we may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if, when applicable, our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the market price of our common shares could decline.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

Our management will have broad discretion over the use of the net proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to apply the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We currently intend to use the net proceeds from this offering to expand and improve our manufacturing processes and for research, development and commercialization activities in LED and other emerging technologies, for debt reduction, and for working capital and other general corporate purposes. We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies, although we have no current agreements or commitments with respect to any investment or acquisition, and we are not currently engaged in negotiations with respect to any investment or acquisition. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results. See “Use of Proceeds” for additional information.

We do not anticipate paying cash dividends on our common shares in the foreseeable future, and any return on investment may be limited to the value of our common shares.

We do not anticipate paying cash dividends on our common shares in the foreseeable future. Under Swiss law, dividends may be paid out only if we have sufficient distributable profits from the previous fiscal year, or if we have freely distributable reserves, each as will be presented on our audited annual stand-alone statutory balance sheet. Dividend payments out of the share capital are not allowed. The affirmative vote at a shareholders’ meeting of a majority of the votes cast (excluding unmarked, invalid and non-exercisable votes, which includes broker non-votes) must approve distributions of dividends. Our board of directors may propose to the shareholders’ meeting that a dividend be paid, but cannot itself authorize the dividend. See “Dividend Policy” for additional information. Since we do not plan to pay dividends, our common shares may be less valuable than if we planned to do so, because a return on your investment will only be based upon the price at which you sell our common shares.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value, and any additional financing may result in additional dilution to our shareholders.

The assumed initial public offering price will be higher than the pro forma net tangible book value per common share of our outstanding common shares as of December 31, 2011. As a result, investors purchasing common shares in this offering will incur immediate dilution of $         per common share, based on an assumed initial public offering price of $         per common share, the midpoint of the range set forth on the cover of this prospectus. This dilution is due in large part to earlier investors having generally paid substantially less than the assumed initial public offering price when they purchased their common shares. Investors purchasing common shares in this offering will pay a price per common share that exceeds the book value of our assets after subtracting our liabilities. As a result of this dilution, investors purchasing common shares from us will have contributed     % of the total amount of our total net funding to date but will own only     % of our equity. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors. See “Dilution.” In addition, if we raise additional funds by issuing equity securities in the future, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our common shares.

The market price of our common shares could be adversely affected by future sales of our common shares.

Sales of a substantial number of our common shares following this offering or the perception that such sales might occur, could cause a decline in the market price of our common shares or could impair our ability to obtain capital through a subsequent offering of our equity securities or securities convertible into equity securities. Under our articles of association that will be in effect upon closing of our initial public offering, we are authorized to issue up to              common shares, of which          common shares will be outstanding upon the closing of this offering (             common shares if the underwriters’ over-allotment option is exercised in full). Of these shares, the common shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act. In addition          common shares may be sold upon the expiration of the 180-day

lock-up period under the lock-up agreements described below. Additionally, as of                     , 2012, we had granted a total of              restricted common shares or options to purchase common shares that may be resold as described under “Shares Eligible for Future Sale.”

We, our senior management, directors and shareholders of all of our outstanding common shares immediately prior to this offering (including restricted shares and shares issuable upon exercise of currently outstanding stock options) have entered into lock-up agreements described under the caption “Underwriting,” pursuant to which we and they have agreed, subject to certain exceptions and extensions, not to directly or indirectly (i) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act; (ii) otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially; or (iii) publicly announce an intention to do any of the foregoing, for a period of 180 days from the date of this prospectus. However, after the lock-up period expires, or if the lock-up restrictions are waived by the representatives of the underwriters, such persons may be able to sell their shares subject to relevant securities laws. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of our common shares, or the perception of such sales or issuances, would have on the market price of our common shares. See “Shares Eligible for Future Sale.” Shortly after the completion of this offering, we intend to register all common shares relating to awards that we have granted or may grant under our outstanding equity incentive compensation plans as in effect on the date of this prospectus.

We are incorporated in Switzerland and Swiss law governs our corporate affairs.

We are a corporation incorporated under the laws of Switzerland. Our place of incorporation is Zug, Switzerland. The rights of holders of our common shares are governed by Swiss corporate law and by our articles of association. In particular, Swiss corporate law limits the ability of a shareholder to challenge resolutions or actions of our board of directors in court. Shareholders generally are not permitted to file a suit to reverse a decision or action by directors but are permitted to seek damages for breaches of fiduciary duty. Shareholder claims against a director for breach of fiduciary duty would, as a matter of Swiss law, have to be brought at our place of incorporation in Zug, Switzerland, or at the domicile of the involved director. In addition, under Swiss law, any claims by shareholders against us must be brought exclusively at our place of incorporation. See “Comparison of Swiss Law and Delaware Law–Directors’ fiduciary duties.”

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. Accordingly, there may be less information publicly available concerning us than there is for U.S. public companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Rule 3b-4(c) of the Exchange Act defines a foreign private issuer as any foreign issuer other than a foreign government, except for an issuer that has more than 50% of its outstanding voting securities held of record by U.S. residents, and any one of the following: (i) a majority of the issuer’s officers and directors are citizens or residents of the United States, (ii) more than 50% of its assets are located in the United States, or (iii) the issuer’s business is principally administered in the United States. We are a foreign issuer that is incorporated in Switzerland. We believe that we qualify as a foreign private issuer under U.S. federal securities law since, even though more than 50% of our outstanding common stock is currently held by one or more U.S. residents, fewer than a majority of our executive officers and of the members of our board of directors, each as set forth in the section entitled “Management—Senior Management and Directors,” are and, upon completion of this offering, will be citizens or residents of the United

States, less than a majority of our assets were located in the United States as of February 29, 2012 and our business is principally administered outside the United States through our principal executive offices in Shanghai, China.

Because we are a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations, as well as the proxy rules promulgated under Section 14 of the Exchange Act and the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. As specified by the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of our second fiscal quarter. If we fail to qualify as a foreign private issuer in the future, including due to our failure to meet any one of the criteria set forth in the preceding paragraph, we must begin complying with the registration and reporting requirements and modifying our policies to comply with certain specified governance practices, as set forth under the Exchange Act, effective the first day of our next fiscal year. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements of the stock exchange to which we apply that are available to foreign private issuers. In the future, we could lose our foreign private issuer status and, if we do, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly higher than current costs.

Our articles of association and Swiss law contain provisions that could prevent or delay an acquisition of our company by means of a tender offer, a proxy contest or otherwise.

Our articles of association and Swiss law contain provisions that could prevent or delay an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for the shares. These provisions, among other things:

■

provide that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of the shares represented at the meeting and the majority of the par value of the shares represented and, if the merger contract provides for the possibility of a so-called “cashout” or “squeeze-out” merger, the merger resolution requires the consent of at least 90% of the outstanding shares entitled to vote at the meeting;

■	provide that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders; and

■	limit the ability of our shareholders to amend or repeal some provisions of our articles of association.

Our status as a Swiss corporation means shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law requires our shareholders to authorize increases in our share capital, and such authorizations are of limited duration. Additionally, subject to specified exceptions, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as do the laws of some other jurisdictions. Swiss law requires shareholder approval for many corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.

We are a Swiss company and it may be difficult for you to obtain or enforce judgments against us or our senior management and directors in the United States.

We are organized under the laws of Switzerland. Our place of incorporation is Zug, Switzerland. Most of our assets are located outside the United States. Furthermore, the majority of our directors and senior management named in this prospectus reside outside the United States and most of their assets are located outside the United States. Ellis Yan, our Chief Executive Officer, resides in the United States while Solomon Yan, our President, resides in China. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Swiss court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

Our organizational regulations provide that directors and officers, past and present, are entitled to indemnification from us arising in connection with the performance of their duties and permit us to advance the expenses of defending any act, suit or proceeding to our directors and officers. Although there is doubt as to whether U.S. courts would enforce such a provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Switzerland more difficult to enforce against our assets in Switzerland or in jurisdictions that would apply Swiss law. See “Description of Share Capital” for additional information.

Risks Related to Doing Business in China

Changes in China’s economic, political and social conditions could have a material adverse effect on our business, financial condition and results of operations.

We conduct a substantial amount of our manufacturing operations in China. Accordingly, our business, financial condition, results of operations and prospects are significantly dependent on the economic, political and social conditions in China. The Chinese economy differs from the economies of developed countries in many respects, including the degree of government involvement, level of development, growth rate, control over foreign exchange, access to financing and allocation of resources. While China’s economy has experienced significant growth over the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. Moreover, sustained economic growth in China over the past few years has resulted in a general increase in labor costs, and the inflationary environment that has led to employee discontent, which could result in materially higher compensation costs being paid to employees. We cannot assure you that the ongoing evolution of economic, political and social conditions in China would not lead to events which may materially reduce our sales and profitability.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Nonetheless, a substantial portion of the productive assets in China continues to be owned by the Chinese government. The Chinese government’s control of these assets and other aspects of the national economy could materially and adversely affect our business. The Chinese government exercises significant control over China’s economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy and provision of preferential treatment to particular industries or companies. In recent years, the Chinese government has implemented a number of measures, such as raising required bank reserves against deposit rates, which have placed additional limitations on the ability of commercial banks to make loans, and raising interest rates in order to decrease the growth rate of specific sectors of China’s economy that the government believed to be overheating. Such actions, as well as other Chinese policies, may materially and adversely affect our liquidity and access to capital as well as our ability to operate our business.

Our business, financial condition and results of operations could be materially and adversely affected by a severe and prolonged global economic downturn and a corresponding slowdown of the Chinese economy.

Recent global market and economic conditions have been challenging. Most major global economies faced a recession in 2008 and 2009 and significant market volatility in 2010 and 2011. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues and the availability and cost of credit have negatively affected business and consumer, contributed to increased market volatility and diminished expectations for economic growth around the world. The Chinese economy also faces challenges, including due to the possibility of diminished growth in demand for exported goods from the United States and Europe. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn. Since we intend to derive a significant amount of our net sales from sales in China, any prolonged slowdown in the Chinese economy could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the value of the renminbi against the U.S. dollar may affect the value of your investment.

The value of the renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the renminbi into foreign currencies, including the U.S. dollar, has historically been based on exchange rates set by the People’s Bank of China. Since 2005, China started to allow its currency to fluctuate within a managed margin. On June 20, 2010, the People’s Bank of China announced that the Chinese government would further reform the renminbi exchange rate regime and increase the flexibility of the exchange rate. In March 2011, in a statement about the central bank’s plan for China’s five-year plan running from 2011 to 2015, the People’s Bank of China reiterated a long-standing description of exchange policy to keep the renminbi basically stable while strengthening its flexibility over the coming five years.

Currency exchange gains (losses) result from fluctuations in foreign currency exchange rates for financial assets and liabilities that are denominated in a currency other than the local currency in the region in which a transaction occurs. Currency exchange gains (losses) arise from the monthly revaluation of these assets (accounts receivable) and liabilities (accounts payable) from the date acquired or incurred through the final settlement date. Substantially all of our currency exchange losses are related to the settlement of TCP US’s inventory purchases from TCP Asia, which are denominated in U.S. dollars, while most of our costs and expenses (which are primarily incurred by our manufacturing operations in China) are denominated in renminbi. Fluctuations in foreign currency exchange rates between the U.S. dollar and Chinese renminbi will result in the recognition of currency exchange gains or losses, as the case may be, depending on the movement of foreign exchange rates from the date of inventory purchase to the settlement date.

The proceeds from this offering will be denominated in U.S. dollars. We do not hedge our exposure to fluctuations in exchange rates, including the exchange rate between the U.S. dollar and the renminbi. Appreciation or depreciation in the value of the renminbi relative to the U.S. dollar would affect our financial results, which are reported in U.S. dollars, without reflecting any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments that we may make in the future. Fluctuations in the exchange rate will also affect the relative purchasing power of the proceeds of this offering.

Our operations in China may face labor shortages, strikes and other disturbances.

In recent years, certain regions of China have been experiencing a labor shortage as migrant workers and middle level management seek better wages and working conditions elsewhere. This trend of labor shortages is expected to continue and will likely result in increasing wages as companies seek to keep their existing work forces. In addition, substantial competition in China for qualified and capable personnel, particularly experienced engineers and technical personnel, may make it difficult for us to recruit and retain qualified employees at our China facilities, which would adversely affect our profitability as well as our reported net income. No assurance can be given that we, or any of our customers in China, will not experience labor disturbances related to working conditions, wages or other reasons. Any labor shortages, strikes and other disturbances may adversely affect our future operating results and result in negative publicity and reputational harm.

The enforcement of Chinese labor contract law may increase our costs and decrease our net income.

China adopted the Labor Contract Law, effective January 1, 2008, and issued its implementation rules, effective September 18, 2008. The Labor Contract Law and related rules and regulations impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment and non-fixed term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed term employment contract. Compliance with the Labor Contract Law and its rules and regulations has resulted in an increase in our operating expenses, particularly our labor costs, and continued compliance with the Labor Contract Law and its implementation rules and regulations may further increase our operating expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules and regulations may also limit our ability to effect those changes in a manner that we believe to be cost effective or desirable, could result in a decrease in our profitability and could adversely affect our business, financial condition and results of operations.

Uncertainties presented by the Chinese legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations in China are subject to applicable Chinese laws, rules and regulations. The Chinese legal system is a system based on written statutes. Prior court decisions may be cited for reference but have little value as precedents. Additionally, Chinese statutes are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.

However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because some of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection in China than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into in China. As a result, these uncertainties could have a material adverse effect on our business, financial condition and results of operations.

We may elect to finance our operations in part from dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our business, financial condition and results of operations.

We are a holding company and we may elect to finance our operations in part from dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Currently, substantially all of our net sales are generated by TCP North America. In future periods, however, we expect an increasing portion of our net sales to originate from TCP Asia. Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its respective after-tax profits each year, if any, to fund certain statutory reserves until the accumulated amount of such reserves reaches 50% of its registered capital. Through the date of this prospectus, our Chinese subsidiaries have funded the statutory reserves in compliance with Chinese regulations. These reserves are not distributable as cash dividends. Furthermore, if our Chinese subsidiaries incur debt, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business and could have a material adverse effect on our business, financial condition and results of operations.

Under the New EIT Law and implementation regulation issued by State Council, a China income tax at the rate of 10% is applicable to dividends paid by Chinese enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or has such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) subject to the application of any relevant income tax treaty that China has entered into. Any dividend that we or any subsidiary considered a “non-resident enterprise” receives from our China subsidiaries will be subject to Chinese taxation at the 10% rate (or lower treaty rate).

Under the Chinese Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-Chinese resident shareholders.

Pursuant to the Chinese Enterprise Income Tax Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “Tax Resident Enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. In April 2009, SAT released Guoshuifa [2009] No. 82, or Circular No. 82, clarifying the determination criteria of a Tax Resident Enterprise. Under the law and Circular No. 82, a Chinese enterprise is considered a resident enterprise if all of the following apply: (i) a Chinese funded enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in China; (ii) the department or the personnel who have the right to decide or approve the Chinese funded enterprise’s financial and human resource matters are located in China; (iii) the major assets, account book, company seal and meeting minutes of the Chinese funded enterprise are located or stored in China;

and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese funded enterprise habitually reside in China. The circular explicitly provides that the above standards apply to enterprises which are registered outside China and funded by Chinese enterprises or Chinese enterprise groups as controlling investors.

We are currently not treated as a Chinese resident enterprise by the relevant tax authorities. However, our principal executive office is currently based in China, and is expected to remain in China for the foreseeable future, and, therefore, we cannot assure you that we will not be considered a “resident enterprise” under the law and Circular No. 82. If the Chinese tax authorities determine that we are a “resident enterprise” for Chinese enterprise income tax purposes, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as subject to ongoing Chinese enterprise income tax reporting obligations.

Under the Chinese Enterprise Income Tax Law, if we are classified as a “resident enterprise” of China, such classification could result in unfavorable tax consequences to our non-Chinese resident investors.

The Chinese Enterprise Income Tax Law and its implementation regulations provide that if the enterprise that distributes dividends is domiciled in China, then such dividends are treated as China-sourced income, and Chinese income tax at the rate of up to 10% is applicable to such dividends payable to overseas investors that are “non-resident enterprises”. If we are considered a Chinese resident enterprise for tax purposes, any dividends distributed by us to our non-Chinese residents may be regarded as China-sourced income. As a result, such dividends will be subject to Chinese withholding tax at a rate of up to 10%, and the rate of withholding tax on dividends may be reduced depending on the provisions of the tax treaty between China and the jurisdiction in which the non-resident shareholder resides.

Dividends payable by our China Subsidiaries to TCP HK may become subject to a higher withholding tax under Chinese tax laws.

According to the Arrangement between China and Hong Kong on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which was executed on August 21, 2006 and has been amended by protocols signed on January 30, 2008 and May 27, 2010, the Chinese withholding tax referred to in the preceding risk factor should not exceed 5% if a Hong Kong resident enterprise beneficially owns at least 25% equity interest in the Chinese entity. However, according to the Circular of State Administration of Taxation on Printing and Issuing the Administrative Measures for Non-resident Individuals and Enterprises to Enjoy the Treatment Under Taxation Treaties, which became effective on October 1, 2009, the 5% tax rate does not automatically apply. Approvals from competent local tax authorities are required before an enterprise can enjoy the relevant tax treatments relating to dividends under relevant taxation treaties. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties on October 27, 2009, or Circular No. 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under Chinese tax treaties and tax arrangements. According to Circular No. 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. Conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. While we believe that we are not a conduit company and are therefore eligible to enjoy the preferential tax rate, we cannot assure you that any dividends to be distributed by our Chinese subsidiaries to TCP HK will be entitled to the 5% reduced tax rate provided under the relevant tax arrangement between China and Hong Kong.

Chinese regulations relating to the establishment of offshore special purpose vehicle companies by China residents may subject our China resident beneficial owners or our Chinese subsidiaries to liability or penalties, limit our ability to inject capital into our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On October 21, 2005, State Administration of China, or SAFE, issued a “Notice on Certain Foreign Exchange Matters Concerning Fund Raising by Offshore Special Purpose Vehicle Companies of PRC Residents and Related Round-trip Investment,” or SAFE Circular No. 75. On May 27, 2011, SAFE issued the Operating Instruction on Foreign Exchange Administration for Domestic Residents Engaging in Financing and Round Trip Investment Via Overseas Special Purpose Vehicles, or Circular No. 19. Circular No. 19 came into effect on July 1, 2011. SAFE Circular No. 75 and Circular 19 are jointly referred to as SAFE Notice. According to SAFE Notice, a special purpose vehicle, or SPV, is an offshore special purpose company directly established or indirectly controlled by residents of China for the purpose of offshore investment with its assets or ownership rights consisting of Chinese enterprises. Under SAFE Notice, we are considered to be a SPV and residents of China are required to file with the competent local SAFE branch information about offshore companies in which they have invested, directly or indirectly, and to make follow-up filings in connection with certain material transactions involving such SPVs, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investment, or external guarantees, or other material events that do not involve return investment. Under SAFE Notice, failure to comply with the registration procedures set forth above could result in liability under Chinese law for foreign exchange evasion and may result in penalties and legal sanctions, including fines, the imposition of restrictions on a Chinese subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV, its ability to pay the SPV proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiary and the SPV’s ability to contribute additional capital into or provide loans to the Chinese subsidiary.

On May 27, 2011, SAFE issued the Operating Instruction on Foreign Exchange Administration for Domestic Residents Engaging in Financing and Round Trip Investment Via Overseas Special Purpose Vehicles, or Circular No. 19. Circular No. 19 came into effect on July 1, 2011. Circular No. 19 removes some major obstacles to round trip investments and provides a remedy to cure prior non-compliant round-trip investment. In contrast with Circular of the General Affairs Department of the State Administration of Foreign Exchange on Issuing the Operational Rules for the State Administration of Foreign Exchange Circular on Relevant Issues concerning Foreign Exchange Administration of Company Financings and Roundtripping Investments via Overseas Special Purpose Companies [Huizongfa (2007) No. 106], or Circular No. 106, Circular No. 19 removes the deadline for outbound investment registration and allows registration for special purpose vehicles, or SPVs, after the establishment of SPVs and before carrying out round-trip investments. One of our founders, Solomon Yan, is a Chinese citizen. In 2007 and 2008, he exchanged his ownership in subsidiaries in China for ownership in TCP HK, one of our indirect wholly owned subsidiaries. As such, Solomon Yan is required to register his ownership in us with SAFE according to SAFE Circular No. 75 and No. 19. Solomon Yan has contacted the local corresponding bureau of SAFE and is awaiting responses from the local corresponding bureau of SAFE for registration under SAFE Circular No. 75 to the relevant China foreign exchange authority.

If, for whatever reason, Solomon Yan fails to complete the SAFE registration under SAFE Circulars No. 75 and No. 19, such failure to complete the registrations may limit the ability of our China subsidiaries to pay the profits, dividends, liquidation expenses, share transfer expenses and capital decreasing fees to the offshore special purpose vehicles, and punishment could be imposed upon our Chinese subsidiaries for foreign exchange evasion or other non-compliance.

Any requirement to obtain a prior approval from the China Securities Regulatory Commission, or CSRC, could delay this offering, and a failure to obtain such approvals, if required, could have a material adverse effect on our business, results of operations and this offering.

In 2006, six Chinese regulatory agencies jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. The M&A Rules require that, if an overseas company established or controlled by Chinese domestic companies or citizens intends to acquire equity interests or assets of any other Chinese domestic company affiliated with Chinese domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval. In addition, this regulation requires that an offshore special purpose vehicle formed for the purpose of overseas listing of the equity interests in Chinese companies via acquisition and controlled directly or indirectly by Chinese persons obtain the approval of the CSRC prior to the listing and trading of their securities on overseas stock exchanges. On September 21, 2006, the CSRC published a notice on its official website specifying the documents and materials required to be submitted by overseas special purpose companies seeking the CSRC’s approval of their overseas listings.

In late 2007 and 2008, Ellis Yan and Solomon Yan transferred their equity interests in our Chinese subsidiaries to TCP HK. Our China legal counsel, Jun He Law Firm, has advised us that the M&A Rules do not require an application to be submitted to the CSRC for its approval of this offering, given that the M&A Rules are applicable to foreign companies that acquire or merge with domestic Chinese companies. Since prior to our 2007/2008 corporate restructuring, our Chinese subsidiaries were already foreign invested enterprises, the M&A Rules are not applicable to our 2007/2008 corporate restructuring transactions.

However, there can be no assurance that the CSRC will not in the future take a view that is contrary to that of our China legal counsel. If the CSRC requires that we obtain its approval prior to the completion of this offering, this offering will be delayed until we obtain the approval from the CSRC, which may take several months or longer, if such approval is obtained at all. If a prior approval from the CSRC is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other Chinese regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the transfer of the proceeds of this offering into China, or take other actions that could have a material adverse effect on our business, financial condition and results of operations. The CSRC or other Chinese regulatory agencies may also take actions requiring us to halt this offering.

Chinese regulation of loans and direct investment by offshore holding companies to Chinese entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our Chinese operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our Chinese operating subsidiaries, we may make loans to our Chinese operating subsidiaries, or we may make additional capital contributions to our Chinese operating subsidiaries. Loans by us to any of our operating subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its competent local counterparts. Capital contributions must be approved by, among others, the China Ministry of Commerce or its competent local counterparts. After obtaining approval, the capital contributions must be registered with the relevant local counterparts of SAFE. We made capital contributions to our Chinese operating subsidiaries as registered capital, which has been registered with the relevant local counterparts of SAFE. Historically, it has taken approximately one month to obtain the approval by the local counterpart of the China Ministry of Commerce, and approximately two weeks for the local counterpart of SAFE to complete the registration after we submitted the proper documentation. Each of our capital contributions has been approved and registered within such a timeframe. We may not be able to obtain these government approvals and registrations on a timely basis, if at all, with respect to future capital contributions by us to our Chinese operating subsidiaries. If we fail to receive such approvals or registrations, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142, a notice regulating the conversion by a foreign-invested company of foreign currency into renminbi by restricting how the converted renminbi may be used. SAFE Circular No. 142 requires that renminbi converted from the foreign currency-denominated registered capital of a foreign-invested company may only be used for purposes within the company’s business scope approved by the applicable governmental authority and may not be used for equity investments within China unless specifically provided for otherwise in its business scope. In addition, SAFE strengthened its oversight of the flow and use of renminbi funds converted from the foreign currency-denominated registered capital of a foreign-invested company. The use of such renminbi may not be changed without approval from SAFE, and may not in any case be used to repay renminbi loans if the proceeds of such loans have not yet been used. Violations of SAFE Circular No. 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. As a result, SAFE Circular No. 142 may significantly limit our ability to transfer the net proceeds from our initial public offering and subsequent offerings or financing to our Chinese subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China, and we may not be able to convert the net proceeds from our initial public offering and subsequent offerings or financing into renminbi to invest in or acquire any other Chinese companies.

We do not have valid title certificates to use certain properties occupied by us in China, which may adversely affect our operations.

Properties occupied by our China subsidiaries in China primarily consist of factory buildings, warehouses, ancillary buildings and offices. Any dispute or claim in relation to the title to the properties occupied by us, including any litigation involving allegations of illegal or unauthorized use of these properties, may result in us having to relocate our business operations and may materially and adversely affect our operations, financial condition, reputation and future growth. In addition, there can be no assurance that the Chinese government will not amend or revise existing property laws, rules or regulations to require additional approvals, licenses or permits, or to implement stricter requirements to obtain or maintain the title certificates required for the properties occupied by our China subsidiaries.

We own properties in China with an aggregate gross floor area of approximately 148,530 square meters. We have not obtained title ownership certificates to properties with an aggregate gross floor area of approximately 71,120 square meters, accounting for approximately 47.9% of the aggregate gross floor area of our properties. As to the properties without title certificates, among which: (i) we have obtained construction approvals and certificates for approximately 29,550 square meters, accounting for approximately 19.9% of the aggregate gross floor area of our properties, and there are no legal impediments to our obtaining the title ownership certificates to such properties; (ii) approximately 2,710 square meters, accounting for approximately 1.8% of the aggregate gross floor area of our properties, are ancillary buildings which do not have a material effect on our operations; and (iii) the properties for which we have not obtained any construction approvals and certificates are approximately 38,860 square meters, accounting for approximately 26.2% of the aggregate gross floor area of our properties. We use these properties for operations as manufacturing and warehouse facilities.

The operations we conduct on these title defective properties may be adversely affected as a result of the absence of valid legal title. For example, we may be required to seek alternative premises for our business operations, which may lead to disruptions in our business operations.

Risks Related to Taxation

We are subject to income taxes in Switzerland, as well as the United States and many other jurisdictions throughout the world, and are regularly audited in many of these jurisdictions.

Tax laws throughout the world are complex and the application of these rules to our company’s global business operations can be uncertain. While we believe we take reasonable positions on the tax returns filed throughout the world, some of these positions may be challenged during income tax audits in Switzerland, the United States and other jurisdictions. Consequently, significant judgment is required in evaluating our tax positions to determine our company’s ultimate tax liability. Management records current tax liabilities based on U.S. GAAP, including the more-likely-than-not recognition and measurement standard and the assumption that all material tax risks will be identified in the relevant examination. Our management believes that the estimates reflected in the consolidated financial statements accurately reflect our tax liabilities under these standards. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest.

Our annual effective tax rate will differ from the Swiss statutory rate, primarily because of higher tax rates in the United States and most other non-Swiss jurisdictions. Our effective tax rate may be subject to fluctuations during the fiscal year as new information is obtained which may affect the assumptions we use to estimate our annual effective tax rate, including factors such as our mix of pretax earnings in the various tax jurisdictions in which we operate, valuation allowances against deferred tax assets, reserves for tax audit issues and settlements, utilization of research and experimentation tax credits and changes in tax laws in jurisdictions where we conduct operations.

We expect to be a controlled foreign corporation, or CFC, for U.S. federal income tax purposes.

We will be treated as a CFC for U.S. federal income tax purposes for the taxable year that includes this offering and we may be treated as a CFC in subsequent years. Treatment as a CFC will result in adverse U.S. federal income tax consequences for a U.S. Holder who directly or indirectly owns at least 10 percent of the total combined voting power of our voting stock. See “Taxation—Material United States Federal Income Tax Considerations—Controlled Foreign Corporation Status.”

We may be required to make certain cash payments to the former shareholders of TCP US pursuant to a Tax Indemnity Agreement between TCP US and such shareholders.

TCP US has entered into a Tax Indemnity Agreement with Ellis Yan and the Lillian Yan Irrevocable Stock Trust, the former shareholders of TCP US, pursuant to which it has agreed to make cash payments to them in the event that they incur additional federal, state or local income taxes as the result of a tax audit or other administrative or judicial proceeding affecting TCP US with respect to which TCP US was treated as an S corporation for U.S. federal and applicable state income tax purposes. Such payments would be made within 120 days after a determination relating to such tax audit or other administrative or judicial proceeding, and shall be in such amounts as are necessary for Ellis Yan and the Lillian Yan Irrevocable Stock Trust to receive, on an after tax basis, an amount equal to any additional federal, state and local income taxes payable by them as a result of such determination, including interest, penalties and additions to tax, less any related estimated reduction in federal, state and local income taxes payable by them for a subsequent taxable year which TCP US’s S election was in effect.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could result in a significantly greater U.S. federal income tax liability.

Section 7874(b) of the Internal Revenue Code of 1986, as amended, generally provides that a corporation organized outside the United States which acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply to us as a result of the transfer of TCP US to us on December 30, 2010, then, among other things, we, as the acquiring corporation, would be subject to U.S. federal income tax on our worldwide taxable income as if we were a domestic corporation. Although Ellis Yan and the Lillian Yan Irrevocable Stock Trust owned less than 60% of our stock after the transfer of TCP US and the related transfers of TCP Asia and TCP Canada to us and a substantial portion of the stock was acquired for consideration other than their ownership interest in TCP US, we have been advised that Section 7874(b) could still be implicated under certain circumstances. We do not believe that those circumstances exist here and have received an opinion from one of our tax advisors, a nationally recognized accounting firm, that Section 7874(b) of the Code should not apply to treat us as a domestic corporation as a result of the transfer of TCP US to us. However, there is no assurance that the Internal Revenue Service would agree with this conclusion, and we have not sought a ruling from the Internal Revenue Service on this issue. The balance of this discussion (including the discussion under “Taxation–Material United States Federal Income Tax Considerations”) assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

We may be or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

Although we do not anticipate being treated as a PFIC for U.S. federal income tax purposes for our current tax year, no assurances can be given in this regard. Also, we may or may not be treated as a PFIC in subsequent years due to changes in our assets or business operations. If we are a PFIC for any year, such characterization could result in adverse U.S. federal income tax consequences to investors who are U.S. Holders. See “Taxation—Material United States Federal Income Tax Considerations—Potential Application of Passive Foreign Investment Company Provisions.”

FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements that involve risks and uncertainties. Some of the matters discussed concerning our operations and financial performance include estimated forward-looking statements. These estimates and forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in or suggested by these estimates or forward-looking statements. These estimates and forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

■	changes in the competitive and technological environment in our industry;

■	changes in legislation that phases out inefficient bulb technologies;

■	our relationship with retail and third-party distributors;

■	the cost and availability of raw materials, including phosphor, and components for our lighting products;

■	regulatory requirements and approvals for our current and future lighting products;

■	global economic conditions, which affect end user demand for our lighting products;

■	changes in China’s economic, political and social conditions, Chinese labor supply and Chinese labor regulations;

■	the evolving Chinese legal system and uncertainties surrounding its application to us;

■

fluctuations in the value of the foreign currencies in countries in which we have operations, including China (renminbi), Canada (Canadian dollar), the Netherlands (Euro), United Kingdom (U.K. pound), Brazil (Real) and Switzerland (Swiss franc) versus the U.S. dollar;

■	our ability to protect our intellectual property and avoid infringing on others’ intellectual property;

■	costs of environmental compliance and/or the imposition of liabilities under environmental laws and regulations; and

■	our expected treatment under Swiss and U.S. federal tax legislation and the impact that Swiss tax and corporate legislation may have on our operations.

These factors are not exhaustive. Additional factors that could cause our actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially from these estimates or forward-looking statements include statements that contain information obtained from independent industry sources. Moreover, we operate in an evolving technological environment and new risk factors emerge from time to time. It is not possible for management to predict all risk factors that may affect our business, nor can we assess the impact of all identified risk factors on our business or the extent to which any such risk factor, or combination of risk factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “may,” “might,” “will,” “should,” “potential,” “continue” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current expectations and views of future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by these forward-looking statements. Many of these factors are beyond our ability to control or predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable, actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not place undue reliance on any forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and the exhibits to the registration statement on Form F-1, of which this prospectus forms a part, that we have filed with the SEC completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. All forward-looking statements speak as of the date of this prospectus and, unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any such forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $         (or $         if the underwriters exercise their option to purchase additional shares in full), at an assumed public offering price of $         per common share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to expand and improve our manufacturing processes, for research, development and commercialization activities in LED and other emerging technologies, for debt reduction, and for working capital and other general corporate purposes. The debt reduction would result from repayment of certain short-term indebtedness, which was incurred by our China subsidiaries to expand capacity and for general working capital purposes, in the amount of $                , as well as repayment of a portion of TCP US’s credit facility, which was incurred for general working capital purposes, in the amount of $                . The weighted average interest rate on China short-term indebtedness during 2011 was 6.2%. At December 31, 2011, TCP US’s credit facility had interest rates of 2.8% for LIBOR rate loans and 4.8% for prime rate loans. Effective January 1, 2012, the interest rates for TCP US’s credit facility increased to LIBOR plus 3.0% for LIBOR rate loans (previously LIBOR plus 2.5%) and the bank’s prime rate plus 2.0% for prime rate loans (previously the bank’s prime rate plus 1.5%). TCP US’s credit facility matures on December 11, 2013.

We also may use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we are not currently engaged in negotiations with respect to any investment or acquisition.

Each $1.00 increase or decrease in the assumed public offering price of $         per common share would increase or decrease, as applicable, the net proceeds to us by approximately $        , assuming the number of common shares offered by us as set forth on the cover of this prospectus remains the same and after deducting estimated underwriting discounts and commissions payable by us.

DIVIDEND POLICY

We currently do not intend to pay cash dividends in the foreseeable future, subject to the discretion of our board of directors. We currently intend to reinvest any future earnings in developing and expanding our business.

Our ability to distribute dividends also may be limited by future contractual obligations and by Swiss law, which permits the distribution of dividends only out of net profit after establishment of reserves. Any payment of dividends must be approved at our annual shareholders’ meeting. See “Description of Share Capital—Dividends and Other Distributions.” In addition, the payment of dividends may be subject to Swiss withholding taxes. See “Taxation—Swiss Taxation—Swiss Withholding Tax on Dividends and Similar Distributions.”

Under TCP US’s credit facility, TCP US is prohibited from paying dividends to TCP without the consent of TCP US’s lender.

Under Bermuda law, there are restrictions on dividends that can be paid by TCP Bermuda Limited, a wholly-owned subsidiary of TCP, to TCP. Bermuda law prohibits a Bermuda company from declaring and paying a dividend or distribution out of contributed surplus if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the company’s assets would thereby be less than its liabilities.

Under Chinese law, in order for any of our Chinese subsidiaries to pay dividends to TCP, the Chinese subsidiary must have fully funded its statutory reserve. Each of our Chinese subsidiaries is required to contribute at least 10% of its after tax profit to fund statutory reserves until the accumulated amount of such reserve is equal to 50% of its registered capital. Through the date of this prospectus, our Chinese subsidiaries have funded the statutory reserves in compliance with Chinese regulations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011 on:

■	an actual basis; and

■

an as adjusted basis to reflect the issuance of              common shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus.

You should read this table in conjunction with our consolidated financial statements and related notes and “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

There has been no material change in our capitalization between December 31, 2011 and the date of this prospectus.

	AS OF DECEMBER 31, 2011
	ACTUAL	AS ADJUSTED[1]
	(In thousands, except per share data)
Cash and cash equivalents	$26,456	$

Debt:
Short-term borrowings [2]	$35,394	$
Unsecured short-term borrowings [3]	34,073
Long-term debt, including current portion	6,737

Total debt	76,204

Equity:
Common stock, CHF 0.10 par value: 205,534 shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	21,988
Additional paid-in capital	1,233
Shareholder loan receivable	(8,354)
Accumulated other comprehensive income	12,807
Retained earnings	34,375

Total shareholders’ equity	62,049
Noncontrolling interests	(912)

Total equity	61,137

Total capitalization	$137,341	$

[1]

Each $1.00 increase or decrease in the assumed public offering price of $         per common share would increase or decrease, as applicable, the As Adjusted amount of each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $        , assuming the number of common shares offered by us as set forth on the cover of this prospectus remains the same and after deducting estimated underwriting discounts and commissions payable by us.

[2]

Short-term borrowings include TCP US’s borrowings under its revolving line of credit agreement and TCP Asia’s short-term notes with various Chinese financial institutions. Borrowings under the revolving line of credit agreement are limited based on certain percentages of eligible accounts receivable and inventory and are collateralized by substantially all of TCP US’s assets. Borrowings under the short-term notes are collateralized by $9.4 million of accounts receivable as of December 31, 2011.

[3]

Unsecured-short term borrowings include TCP Asia’s uncollateralized short-term notes with various Chinese financial institutions. Borrowings under the notes are cross-guaranteed by various TCP Asia operating entities.

DILUTION

Purchasers of our common shares in this offering will suffer an immediate dilution in net tangible book value per share to the extent of the difference between the initial public offering price per share and the net tangible book value per share immediately after this offering. Net tangible book value per common share represents the amount of our total tangible assets less our total liabilities, divided by the number of common shares outstanding prior to the sale of common shares in this offering. Our net tangible book value as of December 31, 2011, before giving effect to the sale of common shares in this offering was $         per common share.

After giving effect to the sale of              common shares in this offering at an assumed initial public offering price of $         per common share, the midpoint of the range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value would have been $        , or $         per common share. This represents an immediate increase in net tangible book value of $         per common share to existing shareholders and an immediate dilution of $         per common share to new investors in this offering. The following table illustrates this per share dilution:

Public offering price per common share		$
Historical net tangible book value per common share as of December 31, 2011	$
Increase in net tangible book value per common share attributable to this offering	$

Adjusted net tangible book value per common share after giving effect to this offering		$

Dilution per common share to investors in this offering		$

If the underwriters were to exercise their over-allotment option in full in this offering, our adjusted net tangible book value per share attributable to this offering will be $        , representing an immediate increase in net tangible book value per share attributable to this offering of $         per share to our existing investors and an immediate dilution per share to new investors in this offering of $         per common share.

The following table summarizes the differences as of December 31, 2011 between our existing shareholders and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid. The total number of our common shares does not include common shares issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	COMMON SHARES PURCHASED		TOTAL CONSIDERATION		AVERAGE PRICE PER COMMON SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing shareholders					$
New investors					$

Total					$

If the underwriters exercise their over-allotment option in full, our existing shareholders would own approximately % and our new investors would own approximately % of the total number of our common shares outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated data as of the dates and for the periods indicated. The selected consolidated financial data as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 were derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2009 and for the year ended December 31, 2008 were derived from our audited consolidated financial statements and related notes thereto not included in this prospectus. The selected consolidated financial data as of December 31, 2007 and 2008 and for the year ended December 31, 2007 were derived from our unaudited consolidated financial statements and related notes thereto not included in this prospectus.

Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2011
	(In thousands, except per share data)
Statement of Income Data:
Net sales	$379,927	$319,126	$257,670	$287,243	$280,928
Cost of goods sold	317,202	275,701	205,253	216,929	215,580

Gross profit	62,725	43,425	52,417	70,314	65,348
Selling, general and administrative expenses	39,269	43,357	33,805	42,222	46,010

Operating income	23,456	68	18,612	28,092	19,338
Interest expense	(5,157)	(6,142)	(4,415)	(3,660)	(4,097)
Interest income	392	384	574	298	322
Currency exchange losses	(2,765)	(5,686)	(291)	(3,371)	(4,347)

Income (loss) from continuing operations before income taxes	15,926	(11,376)	14,480	21,359	11,216
Income tax expense from continuing operations [1]	(1,210)	(2,008)	(1,024)	(4,671)	(3,980)

Net income (loss) from continuing operations	14,716	(13,384)	13,456	16,688	7,236
Net loss from discontinued operations [2]	—	—	(289)	(330)	(249)

Net income (loss)	14,716	(13,384)	13,167	16,358	6,987
Less net (income) loss attributable to noncontrolling interests [3]	1,669	1,395	(44)	1,151	(3,281)

Net income (loss) attributable to TCP shareholders	$16,385	$(11,989)	$13,123	$17,509	$3,706

Net income (loss) per share attributable to TCP shareholders, basic and diluted	$0.08	$(0.06)	$0.06	$0.09	$0.02

Weighted average number of shares outstanding, basic and diluted	204,534	204,534	204,534	204,784	205,534
Dividends per share	$0.00	$0.01	$0.01	$0.00	$0.01

Other Financial Data:
Adjusted EBITDA [4]	$19,627	$(544)	$22,563	$29,897	$21,816

	AS OF DECEMBER 31,
	2007	2008	2009	2010	2011
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,368	$23,910	$24,162	$39,590	$26,456
Working capital [5]	10,418	(43,039)	(36,428)	2,084	766
Total assets	253,858	205,337	196,489	225,180	248,568
Total short-term loans and long-term debt	98,463	83,183	67,586	62,227	76,204
Total liabilities	220,527	188,706	171,308	158,796	187,431
Total equity	33,331	16,631	25,181	66,384	61,137

[1]

Through December 30, 2010, TCP US was treated as an S corporation under the Internal Revenue Code. Accordingly, in lieu of corporate federal and certain state income taxes, the shareholders of TCP US were taxed individually on their share of TCP US’s taxable income. Effective December 30, 2010, TCP US’s Subchapter S election was terminated as a result of TCP US being contributed to a foreign entity. From December 31, 2010 forward, TCP US is taxed under the Subchapter C provisions of the Internal Revenue Code.

[2]

In August 2011, we sold the stock of one of our Chinese subsidiaries to an entity owned and controlled by our majority shareholders. We will have no continuing activity with this entity and accordingly it has been reflected as discontinued operations in the accompanying consolidated financial statements.

[3]

We consolidate certain variable interest entities, or VIEs, for which we are deemed to be the primary beneficiary. As we do not have an equity ownership in these VIEs, it presents 100% of the net income or loss of the VIEs as “Net income/loss attributable to noncontrolling interests” in the consolidated statements of income. All intercompany transactions between TCP and its subsidiaries and VIEs have been eliminated in consolidation.

[4]

We present the non-GAAP financial measure “Adjusted EBITDA” as a supplemental measure of our performance. This non-GAAP financial measure is not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States, referred to herein as U.S. GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations and balance sheet information presented on the basis of U.S. GAAP. Reconciliation of this non-GAAP financial measure to the most directly comparable U.S. GAAP measure is detailed below.

We define Adjusted EBITDA as net income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, royalty, reorganization and offering related expenses and rental activities by TCP Campus, one of our VIEs. Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies. Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations. We believe the use of Adjusted EBITDA as a metric assists our board, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure, as well as certain items that affect inter-period comparability.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), which is the most directly comparable U.S. GAAP measure, for the periods presented.

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2010	2011
	(In thousands)
Net income (loss) attributable to TCP shareholders	$16,385	$(11,989)	$13,123	$17,509	$3,706
Plus net income (loss) attributable to noncontrolling interests:
TCP Asia VIEs net income (loss)	(1,836)	(1,489)	(72)	1,061	2,614
TCP Campus net income	167	94	116	129	114
TCP Europe net income (loss)	—	—	—	(2,341)	696
TCP South America net loss	—	—	—	—	(143)

Net income (loss)	14,716	(13,384)	13,167	16,358	6,987
Adjustments:
Interest expense, net	4,765	5,758	3,841	3,362	3,775
Income tax expense	1,210	2,008	1,024	4,671	3,980
Depreciation and amortization	2,924	5,461	5,400	4,911	6,207

EBITDA	23,615	(157)	23,432	29,302	20,949
Adjustments:
TCP Campus EBITDA [a]	(610)	(808)	(824)	(830)	(820)
Discontinued operations EBITDA [2]	—	421	(45)	109	34
Royalties [b]	(3,378)	—	—	—	—
Corporate reorganization charges [c]	—	—	—	1,316	—
Costs related to initial public offering [d]	—	—	—	—	1,653

Adjusted EBITDA	$19,627	$(544)	$22,563	$29,897	$21,816

[a]

TCP leases its U.S. headquarters and warehouse facility from TCP Campus. TCP Campus is owned and controlled by the Chief Executive Officer and majority shareholder of TCP and is consolidated within our statements of income as a VIE. We do not consider TCP Campus’s business to be part of our core operations.

[b]

Represents the reversal of an accrual for royalties recognized as an expense in 2006 under a license agreement with the patent holder of certain CFL technology. We are disputing the validity of this agreement, as further described in “Business—Legal Proceedings.”

[c]

Represents legal, accounting and professional fees related to the establishment of TCP on October 6, 2010 and subsequent corporate reorganization, as detailed in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

[d]	Represents legal, accounting and professional fees incurred in connection with this offering.

[5]	Total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions, all of which involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading producer and provider of energy efficient light bulbs, including CFLs, LEDs and halogen bulbs that address a majority of socket based lighting applications. We also offer a comprehensive line of complementary lighting products, including linear fluorescent bulbs and fixtures, exit and emergency lighting, CFL fixtures and ballasts. With more than 3,500 CFL SKUs, we believe that we have one of the largest and most technologically advanced CFL product lines in the world. We also sell a product line of more than 275 LED SKUs, including our PAR38 and PAR30 series LED bulbs which were top ranked by a recent study performed by the Institute for Electric Efficiency. Additionally, we offer 12 halogen SKUs that, along with our LEDs, address a majority of socket-based lighting applications.

We currently sell our products primarily in North America through retailers, including The Home Depot, and C&I distributors. Based on data from NEMA, we had a 31.0% market share of CFL bulb sales in 2011. According to Freedonia, we had a 4.0% market share of all light bulbs sold in North America in 2010. In addition, we have built a significant sales, marketing and distribution infrastructure in Asia since 2004 (particularly China, which accounted for 10.0% of our net sales in 2011), established sales, marketing and distribution operations in the Netherlands and the United Kingdom in 2010 to expand our sales in Europe, and commenced sales, marketing and distribution operations in South America in 2011 with an initial focus on Brazil.

We manufacture and test our products in four factories located in China. We utilize a vertically integrated, efficient and highly automated process to manufacture our CFL products. For our LED bulbs, we develop our own design specifications and source components from world class suppliers, which we assemble and test in-house. We currently rely on third parties for the production of our halogen bulbs; but we expect to bring the manufacture of these products in-house in the near-term.

Since our inception, we have focused on product innovation in order to continue developing our technology and increase our market share. We currently employ approximately 50 engineers and technicians and operate two research and development facilities, with a total of seven laboratories, located in China, and Aurora, Ohio.

For the years ended December 31, 2009, 2010 and 2011, our net sales were $257.7 million, $287.2 million and $280.9 million, respectively. Our net income during the same periods was $13.2 million, $16.4 million and $7.0 million, respectively, and our Adjusted EBITDA was $22.6 million, $29.9 million and $21.8 million, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and we expect will continue to be, affected by the following key factors:

Rate and extent of adoption of energy efficient lighting products. The rate and extent of adoption of energy efficient lighting products, particularly CFL and LED bulbs, will depend upon, among other things, end users’ desire to install energy efficient products and their ability to pay higher up front costs for CFL and LED bulbs compared to conventional incandescent bulbs. Innovations and advancements in CFL and LED bulb manufacturing technology that reduce up front costs and improve performance will reduce the operating cost of the bulbs, further enhancing the value proposition of such lighting products compared to conventional incandescent bulbs. Subsidy and incentive programs instituted by governments, including the Chinese government, and U.S. utilities, including Pacific Gas & Electric Company in California, also encourage end users to adopt energy efficient lighting technology, further driving the sale of CFL and LED bulbs.

Effectiveness of legislation prohibiting the sale of inefficient bulb technologies. As part of the global movement toward energy efficient technology, many governments, most importantly in the United States, Canada, the European Union, China and Brazil, have adopted legislation, regulations and programs to restrict or entirely ban the use of inefficient light bulbs. Such legislation typically has the effect of banning the manufacture and importation of certain wattages of conventional incandescent bulbs on a graduated schedule. For instance, effective January 2012, EISA began to phase out the sale of 100W+ conventional incandescent bulbs in the United States, which accounts for about 22.0% of the U.S. conventional incandescent bulb market. Beginning in January 2013, 75W+ conventional incandescent bulbs will be phased out, accounting for a cumulative total of 41.0% of the U.S. conventional incandescent bulb market. Then, after the phase out of the sale of 40W+ conventional incandescent bulbs in January 2014, EISA will effectively eliminate 99.0% of the U.S. conventional incandescent bulb market. Similarly, in October 2011 China officially announced its phase-out schedule for incandescent light bulbs, banning the sale of 100W+ bulbs by October 2012, 60W+ bulbs by October 2014 and 15W+ bulbs by October 2016. CFL, LED and halogen bulbs, all of which meet or exceed the efficiency standards required by these new legislations, stand to benefit as substitute products to incandescent bulbs. Adoption of additional legislative initiatives across the globe could foster further growth of the energy efficient lighting industry, while delays to the implementation of, or changes to, existing legislation could hinder such growth.

Effectiveness of our strategy to expand our sales into global markets. We seek to expand our business in key regions, including Asia, Europe, and South America, where we have established sales, marketing and distribution operations. The expansion of our business has required significant expenditures and we expect to require further investments in personnel, increasing our payroll and benefits costs, and in office and warehouse space, increasing our rental costs. To the extent that we are successful in expanding our sales volumes outside of North America, we would expect to see our net sales and operating profit increase at a growing rate, as our initial investment in marketing infrastructure is amortized across a more significant level of sales in each region. In addition, we would expect an increase in the number of currencies in which we receive payment, the effect of which would be to diversify our currency exposure away from the U.S. dollar. However, depending on the relative strengths of such currencies against the Chinese renminbi, we could also face incremental disparity between the currencies that we receive upon sales of our products and the currency in which we incur the majority of our costs of production.

Effectiveness of our strategy to expand our C&I sales channel. The retail sales channel is generally a stock and flow model, where retailers purchase large volumes of products for inventory and distribution throughout their stores. The stock and flow model is advantageous to us as the order volumes and regularity allow us to better plan our manufacturing capacities and maintain our production efficiencies. The C&I sales channel, on the other hand, has been more project focused for us, with customers purchasing smaller volumes of specialized and differentiated lighting products for specific installations and retrofits. In an effort to gain additional market share, we seek to expand our product offerings to our C&I customers to shift our C&I sales to more of a stock and flow model, which we anticipate will allow us to develop a more consistent and localized presence with our distributors, and build closer relationships with end users, enabling us to expand sales within our C&I channel. Because of the difference in buying volumes and product differentiation and specialization between the retail and C&I channels, we generally obtain higher average selling prices, or ASPs, for comparable products in our C&I sales channel, and we expect this to continue as we implement our strategy.

Ability to maintain and grow key customer relationships within our retail sales channel. The retail sales channel is dominated by a few key D-I-Ys, mass retailers and big box retailers. We have established business relationships with several of these key retailers and have a particularly strong relationship with The Home Depot. We are focused on expanding our relationship with other key players in the retail sales channel and deemphasizing OEM and OLM customer sales. We are actively engaged in maintaining and expanding our sales and key relationships with these key retailers through customized product offerings and superior customer service and flexibility.

Impact of internal buying practices and sales programs by our retail customers. Purchases by our retail customers are driven by the particular company’s internal buying practices and sales programs and do not necessarily follow seasonal buying patterns, which may result in fluctuations in our period to period net sales. Historically, we have experienced lower sales to our D-I-Ys, mass retailers and big box retailers in the first calendar quarter, and a further decline in the second calendar quarter of the year, with a subsequent pickup in sales in the third and fourth quarters. We do not believe these buying patterns are seasonal in nature, as different retail customers purchase lighting products on different schedules that do not necessarily overlap with buying patterns for their end customers. An additional factor impacting our quarterly and annual net sales trends are utility and government efficiency incentives and programs, for which we have no control over the timing or extent of the programs. However, seasonal factors and historical patterns should not be considered a reliable indicator of our future sales activity or performance. In the future, the effects of seasonality and economic cyclicality may also be impacted by our expansion into international markets, including Europe and South America.

Increased competition in the global lighting industry. We are experiencing increased competition in the global lighting industry resulting from greater global demand for energy efficient lighting technology. For instance, there are a number of new entrants into the LED bulb market, as well as a number of larger companies in related industries entering the markets. The increased competition has and may continue to result in competitive pricing pressures for all energy efficient lighting products.

Continued focus on manufacturing operating efficiencies and our ability to pass through raw material price increases. Competitive pricing pressures and increased raw material costs have had a negative impact on our product margins. To combat this margin contraction we continue to invest in automated manufacturing processes in order to increase our manufacturing capabilities while decreasing our manufacturing costs, principally through improved yield rates, lower material use and decreased labor costs. In June 2011, after several months of significant phosphor price increases, we were one of the first CFL providers in the industry to announce a phosphor price adjustment in an effort to recover a portion of our increased raw material costs. While we cannot quantify the impact this had on our business, we believe that our sales volumes were impacted during the second and third quarters of 2011 as we implemented the phosphor price adjustments in accordance with our customer pricing agreements. Accordingly, some of our customers chose to build inventory, accelerating purchases in advance of the price increases, while others chose to deplete inventory, delaying their purchases. We expect to continue to seek to recover the majority of the increased costs that we may incur in the future as a result of phosphors price spikes.

Impact of technological innovation. The energy efficient lighting industry contains a number of established and emerging technologies, which have displaced, and we expect to continue to displace, the market share of conventional incandescent bulbs. As the industry evolves, we expect innovations will continue to shape the competitive landscape of the global lighting industry. In order to maintain our position as a leading producer and provider of energy efficient light bulbs, we will need to continue to invest in our research and product development capabilities, pursue additional intellectual property rights and protect and enforce our existing proprietary technologies.

Impact of our changing product mix. For the last several years CFL bulb sales have represented the majority of our overall sales mix, comprising 90.6%, 88.2% and 82.6% of our 2009, 2010 and 2011 net sales, respectively. While we expect CFL bulbs to continue to represent the majority of our product sales in the foreseeable future, we are expanding our product offering, particularly with new LED and halogen bulb products, which we expect to constitute a growing portion of our net sales in the future. These products have different ASPs and margin profiles than our CFL products, and as our product mix shifts, such differences will impact our net sales and gross margins. LED products in general command higher ASPs and we believe will continue to result in higher gross margins than CFLs. Halogen bulbs generally have lower ASPs but we believe will result in higher gross margins than CFLs. As these new technologies continue to mature, we expect over the long-term that prices will continue to decline. However, we believe that by controlling our manufacturing processes, we will be able to drive cost-saving innovations throughout our manufacturing processes as well as technological improvements to our products, which we believe will allow us to control costs while at the same time providing high quality products with superior functionality, enabling us to secure premium pricing to our competitors.

General economic conditions in our end markets. Sales of energy efficient light bulbs are dependent on general economic conditions. A slower economy generally leads to reduced energy consumption, resulting in the sale of fewer light bulbs, as well as a slower rate of new construction, resulting in the installation of fewer new sockets (which generally tend to be outfitted for energy efficient lighting technology). In addition, during periods of economic downturns, price conscious consumers may choose to purchase lower priced, though inefficient, conventional incandescent bulbs instead of higher priced energy efficient CFL, LED or halogen light bulbs. The recession in North America and Europe that began in 2008 decreased the demand for energy efficient lighting products overall, as some customers delayed or elected to forego energy efficient lighting purchases or projects. Considering the size of the Chinese market and our relatively small market share in the region, we expect to have the opportunity to significantly increase our sales to China. However, a decline in the Chinese economy, including the Chinese construction market, could hinder our efforts to expand our sales in China.

Components of Results of Operations

Net sales. Our net sales are generated through the sale of high-quality, energy efficient light bulbs, including CFLs, LED and halogen bulbs, and other complementary lighting products. CFLs represent the largest portion of our business, accounting for 90.6%, 88.2% and 82.6% of our net sales in 2009, 2010 and 2011, respectively. The ASP for a 60W CFL bulb ranges between $1.00 and $6.25, compared to an ASP for a comparable halogen bulb between $1.00 and $1.75 and for a comparable LED bulb between $24.00 and $50.00. Accordingly, changes in product mix will have an impact on our overall net sales.

We sell principally through two channels: retail, including OEMs and OLMs, and C&I. Through these channels, we sell our products in a wide range of industries and geographies. While sales to certain industries, such as residential and commercial construction, may have a greater impact on our sales for a particular period, demand for our products is largely driven by the level of overall economic activity rather than by conditions particular to an industry or geographic region. Sales through the retail channel represent the largest portion of our business, accounting for 71.2%, 73.2% and 63.5% of our net sales in 2009, 2010 and 2011, respectively.

Through a strong focus on customer service, we believe we have differentiated ourselves in the market and, combined with our distribution capabilities, have established a strong reputation within the retail and C&I markets. Leveraging these relationships and our reputation has allowed us to shift our sales focus directly to the mass merchandise and C&I customers rather than OEMs and OLMs. We believe that this strategic shift in focus, working directly with the key decision makers in the retail and C&I channels, will allow us to expand our future sales.

The following table shows our net sales by the region in which our products are sold to the end user since 2009:

	YEAR ENDED DECEMBER 31,
	2009		2010		2011
	(In thousands)
	Amount	As a % of Total	Amount	As a % of Total	Amount	As a % of Total
North America	$233,844	90.8%	$246,958	86.0%	$239,310	85.2%
Asia	23,826	9.2%	38,358	13.3%	28,145	10.0%
Europe	—	—	1,927	0.7%	13,256	4.7%
South America	—	—	—	—	217	0.1%

Net Sales	$257,670	100.0%	$287,243	100.0%	$280,928	100.0%

Our policy is to recognize revenue when products are shipped or, for certain customers, when products are received by the customer’s shipping agent, at which time title transfers to the customer. For those customers shipped free on board, or FOB, destination, sales are recognized when products are accepted by the customer. All sales are final upon shipment of product to the customer, other than for normal warranty provisions. Sales are recorded net of estimated reductions for returns, which historically have represented an insignificant portion of our gross sales, customer programs and incentive offerings, including promotions and other volume based incentives. The majority of our customer programs and incentive programs are annual rebates to our large North American C&I customers. For the years ended December 31, 2009, 2010, and 2011, rebates totaled $1.9 million, $1.8 million and $3.4 million, respectively. The incentive programs are typically based on calendar year sales volumes and are paid in the first quarter of the subsequent calendar year.

Cost of goods sold and gross profit. Substantially all of our products are manufactured in our four production facilities in China. Cost of goods sold includes the actual costs incurred in the manufacturing of our products, including factory labor, raw materials and components, depreciation, freight and duty, warehouse labor and overhead charges, product testing, packaging material and outbound freight. The primary factors that drive our cost of goods sold are the cost of raw materials and components, our direct cost of labor and the capacity at which we operate our manufacturing facilities. Direct labor costs consist of salary, wages, bonus and employee benefit and other costs related to our employees engaged in the manufacture and distribution of our products.

We are not committed to, and do not favor, a single source for any of our raw materials and supply needs. We have more than 200 raw material suppliers, of which we consider 56 to be our primary suppliers, ensuring supply redundancy for substantially all of our key raw materials and components. Rare earth metals, principally phosphors, are a critical raw material input in the manufacture of fluorescent lighting. The cost of these rare earth metals has recently fluctuated significantly based on supply and demand. We currently purchase these metals on the spot market and do not have any long term purchase contracts or engage in any hedging activities. To offset the increase in rare earth metal costs, we have implemented phosphor price adjustments to our customers. Cost of goods sold, however will be impacted for the time lag between the increase in costs and the implementation of the price adjustments to our customers.

Our gross margins fluctuate based on channel and product mix. Our C&I customers generally require a much broader product offering and purchase in much smaller volumes than do our retail customers. Accordingly, we are able to obtain higher ASPs, resulting in higher gross margins, for comparable lighting products sold in our C&I channel compared to our retail channel. We are actively engaged in expanding our C&I channel, which accounted for 28.8%, 26.8% and 36.5% of our net sales in 2009, 2010 and 2011, respectively. From a product line perspective, our CFL sales accounted for 90.6%, 88.2% and 82.6% of our net sales in 2009, 2010 and 2011, respectively. The expansion of our product mix to include increased halogen and LED product sales will positively affect our gross margin, as those products generally have higher gross margins than CFLs.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of costs related to our sales and advertising activities, our research and development, administrative, legal and finance functions and other corporate expenses.

Sales and advertising expenses primarily include sales related payroll and personnel costs, sales commissions, travel, advertising programs and related overhead expenses. Sales and advertising expenses are affected by whether we use external sales representatives or our internal sales employees. During the latter half of 2010, we implemented our strategy to expand our C&I sales channel by replacing underperforming external sales representatives with our internal sales employees, resulting in increased payroll, benefits and travel and entertainment expenses. This change has allowed us to more closely control and focus the identification and development of our existing customer base and potential sales opportunities, resulting in period over period increases in our C&I sales.

Administrative expenses consist primarily of salary and benefit costs for executive, research and development and administrative employees, the use and maintenance of administrative offices (including depreciation expense), information systems and legal and accounting services. Our research and development costs are expensed as incurred and include the costs of personnel, materials, facilities and overhead costs related to the development of new efficient lighting technologies and the enhancement of our existing product lines. We expect our research and development costs to increase, principally through increased employee headcount and related expenses, as we continue to expand our product lines and research activities.

We expect our overall selling, general and administrative expenses to increase as we continue global expansion of our sales and marketing activities and manufacturing capabilities. In addition, we will incur a higher level of administrative costs as we increase our administrative, legal and accounting staff and incur additional outside professional costs in order to meet our public company reporting and corporate governance requirements subsequent to this offering.

Other income (expenses). Other income (expenses) is comprised of interest expense on our outstanding indebtedness, interest income and currency exchange gains (losses).

Interest expense consists primarily of interest on indebtedness under our credit facilities, notes payable and short-term bank loans. Interest income represents earnings on our short-term investments of cash and cash equivalents, including restricted cash.

Currency exchange gains (losses) result from fluctuations in exchange rates for monetary assets and liabilities that are denominated in a currency other than the local currency in the region in which a transaction occurs. Currency exchange gains (losses) arise from the monthly revaluation of these assets (accounts receivable) and liabilities (accounts payable) from the date acquired or incurred through the final settlement date. Substantially all of our currency exchange losses are related to the settlement of TCP US’s inventory purchases from TCP Asia, which are denominated in U.S. dollars. As a result, fluctuations in exchange rates between the U.S. dollar and Chinese renminbi will result in the recognition of currency exchange gains or losses, depending on the movement of foreign exchange rates from the date of inventory purchase to the settlement date. Settlement dates are based on negotiated payment terms and range from 45 to 90 days.

Income tax expense. We are subject to income tax in a number of jurisdictions or countries in which we conduct business, including China, the United States, Canada, the Netherlands, Brazil, the United Kingdom, Hong Kong and Switzerland. Through December 30, 2010, TCP US was treated as an S corporation under the U.S. Internal Revenue Code of 1986, as amended, or the Code. Accordingly, in lieu of TCP paying U.S. federal and certain state income taxes, the shareholders of TCP US incurred pass through taxation on their share of TCP US’s taxable income. On December 30, 2010, all interests in TCP US were contributed to TCP in a non-cash transaction. Effective with this contribution, TCP US’s Subchapter S election was terminated as a result of its ownership by a foreign entity. Therefore, from this date forward TCP US became subject to taxes under Subchapter C of the Code. On December 30, 2010, we recognized a deferred tax asset of $1.6 million for the differences between the amounts reported for financial reporting and tax purposes related to termination of TCP US’s Subchapter S election.

Results of Operations

Comparison of the Years Ended December 31, 2010 and 2011

	YEAR ENDED DECEMBER 31,
	2010		2011
	(In thousands)
	AMOUNT	AS A % OF NET SALES	AMOUNT	AS A % OF NET SALES	PERIOD-TO-PERIOD CHANGE
Net sales	$287,243	100.0%	$280,928	100.0%	$(6,315)	(2.2)%
Cost of goods sold	216,929	75.5%	215,580	76.7%	(1,349)	(0.6)%

Gross profit	70,314	24.5%	65,348	23.3%	(4,966)	(7.1)%
Selling, general and administrative expenses	42,222	14.7%	46,010	16.4%	3,788	9.0%

Operating income	28,092	9.8%	19,338	6.9%	(8,754)	(31.2)%
Other income (expenses)
Interest expense	(3,660)	(1.3)%	(4,097)	(1.5)%	(437)	(11.9)%
Interest income	298	0.1%	322	0.1%	24	8.0%
Currency exchange losses	(3,371)	(1.2)%	(4,347)	(1.5)%	(976)	(29.0)%

Income from continuing operations before income taxes	21,359	7.4%	11,216	4.0%	(10,143)	(47.5)%
Income tax expense from continuing operations	(4,671)	(1.6)%	(3,980)	(1.4)%	691	14.8%

Net income from continuing operations	16,688	5.8%	7,236	2.6%	(9,452)	(56.6)%
Net loss from discontinued operations	(330)	(0.1)%	(249)	(0.1)%	81	24.6%

Net income	$16,358	5.7%	$6,987	2.5%	$(9,371)	(57.3)%

Net sales. Net sales for the year ended December 31, 2011 were $280.9 million compared to $287.2 million for the same period in 2010, a decrease of $6.3 million, or 2.2%.

In 2011, net sales in North America decreased by $7.6 million compared to 2010. During 2011, we experienced a year-over-year increase of $25.7 million, or 33.2%, within our C&I channel as a direct result of our increased sales efforts in this channel. As a result of our strategy to diversify our retail customer base, we experienced a reduction in revenues of $12.7 million in this channel primarily due to the reduction in sales to our largest retail customer, partially offset by the addition of new retail accounts. Further, the strategic decision to deemphasize our OLM customer base adversely impacted our revenue by $20.6 million during this period.

Net sales in 2011 in Asia decreased by $10.2 million compared to 2010. $5.1 million of the decrease in Asian sales resulted from our strategic decision to reduce our OEM sales. Lower overall CFL and glass tube sales of $4.4 million also contributed to the decrease.

In 2011, net sales in Europe increased $11.3 million compared to 2010 principally due to $8.6 million of incremental net sales resulting from energy incentive programs instituted by the British government and our continued penetration into the European retail channel during 2011.

During 2011, we experienced unit sales volume increases of 289.8% and 54.1% in our LED and linear fluorescent product lines, respectively, compared to 2010. The increases in LED and linear fluorescent sales volumes were tempered by lower ASPs within both product lines. Overall, LED ASPs declined as we introduced products into the more price competitive retail channel, while linear fluorescent ASPs declined as product mix shifted more heavily to lower priced linear fluorescent bulbs versus higher priced linear fluorescent fixtures. Sales volumes within our CFL product line, which accounted for 96.3% and 93.8% of our total unit sales volumes for 2010 and 2011, respectively, decreased 5.5% year-over-year. The decrease in overall volume is attributable to the sales decline in our retail channel in 2011, partially offset by CFL volume growth in the C&I channel. Changes in both sales channel mix and product mix within our CFL product line resulted in 3.8% lower ASP for 2011 compared to 2010.

Cost of goods sold and gross profit. Cost of goods sold in 2011 was $215.6 million compared to $216.9 million in 2010. Gross profit as a percentage of net sales was 23.3% in 2011 compared to 24.5% in 2010. The decrease in gross profit reflects the increased costs of raw materials, principally phosphors. During 2011, the cost of phosphors increased from approximately ¥320 RMB/kg ($53/kg) at the beginning of the year to a high of approximately ¥2,400 RMB/kg ($413/kg) in July 2011 before settling at approximately ¥1,600 RMB/kg ($252/kg) as of December 31, 2011. The 2011 gross margin impact related to the increased cost of phosphors was partially mitigated by a reduction in labor costs, improved production yield rates and more efficient use of raw material inputs through automation of production processes.

Selling, general and administrative expenses. Selling, general and administrative expenses were $46.0 million in 2011 compared to $42.2 million in 2010. The continued expansion of our sales and marketing operations in Europe and South America, which began operations during the first quarters of 2010 and 2011, respectively, contributed to $1.9 million of the period-over-period increase. Increased sales within our C&I channel resulted in $0.6 million in higher sales representative commissions in 2011 compared to 2010. Additionally, our professional expenses increased by $0.8 million in 2011 compared to 2010, principally in connection with the increased legal, accounting and consulting fees associated with this offering.

Other income (expenses). Our interest expense increased $0.4 million in 2011 compared to 2010. The increase in interest expense was the result of higher average debt balances, which increased by $4.3 million in 2011 compared to 2010. The increase in average debt balances was primarily the result of increased inventory purchases of $24.7 million, in connection with our strategy to expand our LED and C&I sales channel and lower cash flows from operating activities, principally due to a decrease in net income of $9.4 million.

As a result of a weakening of the U.S. dollar versus the Chinese renminbi, currency exchange losses increased $0.9 million, totaling $4.3 million in 2011 compared to $3.4 million in 2010.

Income tax expense from continuing operations. Income tax expense from continuing operations for 2011 was $4.0 million compared to $4.7 million in 2010. For 2011, our effective income tax rate of 35.5% approximated the U.S. federal income tax rate as the favorable impacts of lower statutory foreign income tax rates and the utilization of net operating loss carryforwards, for which we had previously recorded a full valuation allowance, was offset by current year net operating losses for which no benefit was recorded. For 2010, the difference between the U.S. federal income tax rate of 35% and our effective income tax rate of 21.9% was principally due to the pass-through nature of the income attributable to TCP US’s S corporation status through December 30, 2010 and the recognition of a deferred tax asset resulting from the termination of its S corporation status effective as of December 30, 2010.

Comparison of the Years Ended December 31, 2009 and 2010

	YEAR ENDED DECEMBER 31,
	2009		2010
	(In thousands)
	AMOUNT	AS A % OF NET SALES	AMOUNT	AS A % OF NET SALES	PERIOD-TO-PERIOD CHANGE
Net sales	$257,670	100.0%	$287,243	100.0%	$29,573	11.5%
Cost of goods sold	205,253	79.7%	216,929	75.5%	11,676	5.7%

Gross profit	52,417	20.3%	70,314	24.5%	17,897	34.1%
Selling, general and administrative expenses	33,805	13.1%	42,222	14.7%	8,417	24.9%

Operating income	18,612	7.2%	28,092	9.8%	9,480	50.9%
Other income (expenses)
Interest expense	(4,415)	(1.7)%	(3,660)	(1.3)%	755	17.1%
Interest income	574	0.2%	298	0.1%	(276)	(48.1)%
Currency exchange losses	(291)	(0.1)%	(3,371)	(1.2)%	(3,080)	NM *

Income from continuing operations before income taxes	14,480	5.6%	21,359	7.4%	6,879	47.5%
Income tax expense from continuing operations	(1,024)	(0.4)%	(4,671)	(1.6)%	(3,647)	NM *

Net income from continuing operations	13,456	5.2%	16,688	5.8%	3,232	24.0%
Net loss from discontinued operations	(289)	(0.1)%	(330)	(0.1)%	(41)	(14.1)%

Net income	$13,167	5.1%	$16,358	5.7%	$3,191	24.2%

*	not meaningful

Net sales. Net sales for 2010 were $287.2 million compared to $257.7 million in 2009, an increase of $29.6 million or 11.5%.

In North America, net sales increased by $13.1 million, representing a year-over-year increase of 5.6%. North American retail net sales increased by $10.0 million, principally as a result of increased net sales to The Home Depot of $11.5 million, partially offset by a $1.5 million decrease in other retail sales. Our strategic decision to expand our C&I sales channel resulted in a year-over-year increase in C&I net sales of $3.1 million. The year-over-year increases were principally driven by higher adoption rates of energy efficient lighting products by consumers and by government and electric utility subsidies aimed to promote energy conservation and efficiency.

Net sales for 2010 in Asia increased $14.5 million, representing an increase of 60.9% when compared to 2009. Through Chinese energy efficiency subsidy programs, we receive a rebate from the Chinese government after proof is presented that our energy efficient bulbs have been purchased at government-owned stores and installed by the customer. In order to promote energy efficiency, China provides subsidies to companies that win government contracts through a bidding process to sell their energy efficient bulbs. The subsidy programs can be administered by the central government or local government. We have participated in subsidy programs through various government authorities. Under these programs, the government authorities announce on their websites and through relevant documentation that the products to be sold by us are energy efficient products and will publish the type and the price of the products. We will then sell the products at a preferential price, after deducting the subsidies we would receive from the government authorities, to certain geographic areas. We ensure that the products meet the energy efficiency test and are certified as China energy efficient products. If we fail to abide by the terms of the subsidy program, we may not be eligible to participate in future subsidy programs and our subsidy for the current year may be reduced. We still participate in Chinese energy efficiency subsidy programs to promote our sales within China. The Chinese government subsidies resulted in $7.4 million of incremental net sales in 2010 compared to the prior period. A further expansion of our Asian retail channel, including increased OEM net sales, resulted in an additional $7.7 million in net sales during 2010 compared to 2009.

Our newly established European operations contributed $1.9 million in net sales during 2010, the first year of operations.

Our 2010 CFL product line unit sales volumes, which represented 96.3% of unit sales volumes in 2010 compared to 96.1% in 2009, increased 7.6%, and as a result of changes in sales channel mix, the period-over-period ASP for our CFL product line increased 1.1%. While the unit sales volumes of our LED and linear fluorescent product lines were comparable between 2010 and 2009, changes in product mix resulted in increases in ASP of 55.3% and 20.3% during 2010 and 2009, respectively.

Cost of goods sold and gross profit. Cost of goods sold in 2010 was $216.9 million compared to $205.3 million in 2009. Gross profit as a percentage of net sales improved from 20.3% in 2009 to 24.5% in 2010. The overall improvement in gross profit as a percentage of net sales in 2010 compared to 2009 is a direct result of the increased sales within our C&I sales channel, as discussed previously. Further contributing to the increase in gross margin was an improvement in customer mix within our retail sales channel with the reduction in OEM and OLM net sales in 2010 as compared to 2009. During the 2009 economic downturn, we opportunistically increased our sales to OEM customers. While these sales were made at generally lower ASPs, resulting in lower gross profit, they allowed us to more fully utilize our production capacity and maintain our operating efficiencies. These opportunistic sales did not recur during 2010, with the OEM sales being replaced with direct retail sales.

Selling, general and administrative expenses. Selling, general and administrative expenses were $42.2 million in 2010 compared to $33.8 million in 2009. Our corporate reorganization and the establishment of our European operations resulted in an increase of $1.3 million and $2.9 million, respectively. In 2010, we incurred additional selling, general and administrative expense of $0.8 million, principally the result of increased retail reset agreement fees charged by certain of our retail customers, compared to 2009. Further contributing to the increase in selling, general and administrative expenses was our global investment in overhead infrastructure, principally salaries and wages related to the hiring of senior managers during 2010 compared to 2009.

Other income (expenses). Interest expense decreased to $3.7 million in 2010 from $4.4 million in 2009 as a result of lower average outstanding debt balances of TCP Asia and lower overall interest rates between periods.

Currency exchange losses increased to $3.4 million in 2010 compared to $291,000 in 2009 due to the combination of the weakening of the U.S. dollar against the Chinese renminbi and increased purchases by TCP US from TCP Asia, which are denominated in U.S. dollars.

Income tax expense from continuing operations. Income tax expense for 2010 was $4.7 million compared to $1.0 million in 2009. For 2010, the difference between the U.S. federal income tax rate of 35% and the effective income tax rate of 21.9% was principally due to the pass through nature of the income attributable to TCP US’s S corporation status through December 30, 2010 and the recognition of a deferred tax asset resulting from the termination of its S corporation status effective as of December 30, 2010. For 2009, the difference between the U.S. federal income tax rate of 35% and the effective income tax rate of 7.1% was principally due to income taxed at China’s statutory income tax rate of 25% and the utilization of net operating loss carryforwards for which we had previously recorded a full valuation allowance.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the eight quarters in the two-year period ended December 31, 2011. This unaudited quarterly information has been prepared on the same basis as our audited financial statements and includes all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of the information for the quarters presented. You should read this information in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results of operations for any future period.

	QUARTER ENDED
	MARCH 31, 2010	JUNE 30, 2010	SEPT. 30, 2010	DEC. 31, 2010	MARCH 31, 2011	JUNE 30, 2011	SEPT. 30, 2011	DEC. 31, 2011
	(In thousands, except per share data)
Statement of Income Data:
Net sales	$73,862	$59,473	$81,248	$72,660	$68,421	$59,691	$68,963	$83,853
Cost of goods sold	55,299	44,438	61,086	56,106	51,684	48,453	51,732	63,711

Gross profit	18,563	15,035	20,162	16,554	16,737	11,238	17,231	20,142
Percent of net sales	25.1%	25.3%	24.8%	22.8%	24.5%	18.8%	25.0%	24.0%
Selling, general and administrative expenses	9,559	10,066	9,962	12,635	9,847	11,632	11,475	13,056

Operating income (loss)	9,004	4,969	10,200	3,919	6,890	(394)	5,756	7,086
Percent of net sales	12.2%	8.4%	12.5%	5.4%	10.1%	(0.7)%	8.4%	8.5%
Interest expense	(960)	(841)	(893)	(966)	(786)	(867)	(1,109)	(1,335)
Interest income	119	52	78	49	62	72	72	116
Currency exchange losses	(312)	(674)	(1,141)	(1,244)	(638)	(1,198)	(1,774)	(737)

Income (loss) from continuing operations before income taxes	7,851	3,506	8,244	1,758	5,528	(2,387)	2,945	5,130
Income tax (expense) benefit from continuing operations	(1,635)	(856)	(1,717)	(463)	(1,361)	92	(1,481)	(1,230)

Net income from continuing operations	6,216	2,650	6,527	1,295	4,167	(2,295)	1,464	3,900
Percent of net sales	8.4%	4.5%	8.0%	1.8%	6.2%	(3.8)%	2.1%	4.7%
Net loss from discontinued operations	(137)	(51)	(73)	(69)	(122)	(76)	(51)	—

Net income (loss)	6,079	2,599	6,454	1,226	4,045	(2,371)	1,413	3,900
Less net (income) loss attributable to non-controlling interests	615	697	87	(248)	(4,021)	590	(106)	256

Net income (loss) attributable to TCP shareholders	$6,694	$3,296	$6,541	$978	$24	$(1,781)	$1,307	$4,156

Net income (loss) per share attributable to TCP shareholders, basic and diluted	$0.03	$0.02	$0.03	$0.00	$0.00	$(0.01)	$0.01	$0.02
Weighted average number of shares outstanding, basic and diluted	204,534	204,534	204,534	205,534	205,534	205,534	205,534	205,534

Other Financial Data:
Adjusted EBITDA [1]	$9,533	$5,237	$10,299	$4,828	$7,448	$(58)	$5,908	$8,518
Percent of net sales	12.9%	8.8%	12.7%	6.6%	10.9%	(0.1)%	8.6%	10.2%

[1]

We present the non-GAAP financial measure “Adjusted EBITDA” as a supplemental measure of our performance. This non-GAAP financial measure is not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations and balance sheet information presented on the basis of U.S. GAAP. Reconciliation of this non-GAAP financial measure to the most directly comparable U.S. GAAP measure is detailed below.

We define Adjusted EBITDA as net income (loss) before interest expense, taxes, depreciation and amortization, discontinued operations, reorganization and offering related expenses and rental activities by TCP Campus, one of our VIEs. Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies. Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations. We believe the use of Adjusted EBITDA as a metric assists our board, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure, as well as certain items that affect inter-period comparability.

The following table presents a reconciliation of adjusted EBITDA to net income (loss), which is the most directly comparable U.S. GAAP measure, for the periods presented.

	QUARTER ENDED
	MARCH 31, 2010	JUNE 30, 2010	SEPT. 30, 2010	DEC. 31, 2010	MARCH 31, 2011	JUNE 30, 2011	SEPT. 30, 2011	DEC. 31, 2011
	(In thousands)
Net income (loss) attributable to TCP shareholders	$6,694	$3,296	$6,541	$978	$24	$(1,781)	$1,307	$4,156
Plus net income (loss) attributable to noncontrolling interests:
TCP Asia VIEs net income (loss)	14	31	99	917	648	877	566	523
TCP Campus net income	31	31	36	31	31	30	27	26
TCP Europe net income (loss)	(660)	(759)	(222)	(700)	3,390	(1,485)	(488)	(721)
TCP South America net loss	—	—	—	—	(48)	(12)	1	(84)

Net income (loss)	6,079	2,599	6,454	1,226	4,045	(2,371)	1,413	3,900
Adjustments:
Interest expense, net	841	789	815	917	724	795	1,037	1,219
Income tax expense	1,635	856	1,717	463	1,361	(92)	1,481	1,230
Depreciation and amortization	1,085	1,208	1,307	1,311	1,436	1,475	1,608	1,688

EBITDA	9,640	5,452	10,293	3,917	7,566	(193)	5,539	8,037
Adjustments:
TCP Campus EBITDA [a]	(206)	(206)	(210)	(208)	(205)	(204)	(205)	(206)
Discontinued operations EBITDA [b]	99	(9)	11	8	30	—	4	—
Corporate reorganization charges [c]	—	—	205	1,111	—	—	—	—
Cost related to initial public offering [d]	—	—	—	—	57	339	570	687

Adjusted EBITDA	$9,533	$5,237	$10,299	$4,828	$7,448	$(58)	$5,908	$8,518

[a]

TCP leases its U.S. headquarters and warehouse facility from TCP Campus. TCP Campus is owned and controlled by the Chief Executive Officer and majority shareholder of TCP and is consolidated within our statements of income as a VIE. We do not consider TCP Campus’s business to be part of our core operations.

[b]

In August 2011, we sold the stock of one of our Chinese subsidiaries to an entity owned and controlled by our majority shareholders. We will have no continuing activity with this entity and accordingly it has been reflected as discontinued operations in the accompanying consolidated financial statements.

[c]

Represents legal, accounting and professional fees related to the establishment of TCP on October 6, 2010 and subsequent corporate reorganization, as detailed in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

[d]	Represents legal, accounting and professional fees incurred in connection with this offering.

Quarterly Net Sales Trends

The buying patterns by our D-I-Ys, mass retailers and big box retailers are determined by the particular company’s internal practices and sales program and do not follow a typical trend, which may result in fluctuations in our period to period net sales. Historically, we have experienced lower sales by our D-I-Ys, mass retailers and big box retailers in the first calendar quarter, and a further decline in the second calendar quarter of the year, with a subsequent pickup in sales in the third and fourth quarters. An additional factor impacting our quarterly and annual net sales trends are utility and government efficiency incentives and programs, for which we have no control over the timing or extent of the programs. However, seasonal factors and historical patterns should not be considered a reliable indicator of our future sales activity or performance. In the future, the effects of seasonality and economic cyclicality may also be impacted by our expansion into international markets, including Europe and South America.

The quarterly net sales fluctuations experienced during 2010 and 2011 were driven principally by five factors: (i) the impacts of the buying pattern of our significant retail customers; (ii) expand our retail customer account base and reduce sales to OEM and OLM accounts; (iii) enhance our sales to the C&I channel; (iv) the implementation of government energy savings programs; and (v) the renegotiation of product pricing to account for increased phosphor prices, which impacted the timing of some of our sales in 2011. During the second quarter of 2010, a shift in buying patterns resulted in an $14.4 million reduction in retail net sales, offset by a $21.8 million increase during the third quarter of 2010. The third quarter of 2010 was also favorably impacted by $5.3 million in net sales related to energy savings programs implemented by the Chinese government. During the fourth quarter of 2010, the implementation of our strategic decision to deemphasize OEM and OLM sales resulted in an $8.9 million decrease in OEM and OLM net sales. Further impacting our fourth quarter 2010 net sales was a quarter-over-quarter decrease of $3.5 million related to Chinese government energy savings programs. The first quarter of 2011 was impacted by our strategic decision to expand our retail customer account base and reduce our retail customer account concentration, resulting in an increase in new retail customer sales of $9.0 million. Government energy savings programs in Asia and Europe also favorably impacted our first quarter net sales $3.9 million. The retail customer and government savings increases experienced during the first quarter 2011 were tempered by a $17.9 million reduction in retail sales from our existing customer base. Our second quarter 2011 net sales decreased $8.7 million, principally related to the timing of Asia and European government energy savings programs. Our third quarter 2011 net sales were favorably impacted by strong sales in the C&I channel, with a quarter-over-quarter increase of $6.8 million primarily related to the expansion of our existing customer base. We also benefited from increased demand from customers ahead of announced price increases due to rising phosphor costs as well as the initial effects of passing through rising phosphor costs to some of our customers. Our fourth quarter 2011 net sales were favorably impacted by the resolution of phosphor-related pricing issues with several large customers that had delayed shipments in the third quarter, resulting in an increase in retail customer net sales of $16.9 million.

Quarterly Gross Profit Trends

With the exception of the fourth quarter of 2010, our gross margin, was approximately 25% from the first quarter 2010 through the first quarter 2011. The fourth quarter 2010 gross margin was impacted by excess manufacturing capacity and overhead. Our manufacturing returned to more normal levels during the first quarter 2011. Gross profit for the second quarter of 2011 was negatively impacted by increasing raw material cost, principally phosphors, resulting in a gross profit as a percent of revenue of 18.8%. During this period the cost of phosphors increased from approximately ¥320 RMB/kg ($53/kg) at the beginning of the year to a high of approximately ¥2,400 RMB/kg ($413/kg), negatively impacting our margin percentages. The quarterly gross margin impact was partially mitigated by a reduction in labor costs, improved production yield rates and more efficient use of raw material inputs through automation of production processes. Our gross margin for the third and fourth quarters of 2011 improved to 25% and 24% respectively. The improvement in gross margin was the result of the combination of reduced phosphor prices, declining from approximately to ¥2,400 RMB/kg ($413/kg) to approximately ¥1,600 RMB/kg ($252/kg) at year end, and the continued reduction in labor costs, improved production yield rates and more efficient use of raw material inputs through additional manufacturing automation. Additionally, gross margin in the third quarter of 2011 benefited from a quarter-over-quarter increase in our higher margin C&I channel sales.

Quarterly Selling, General and Administrative Expense Trends

Our overall selling, general and administrative expense has increased as we continue global expansion of our sales and marketing activities, manufacturing capabilities and research and development. Increases in operating expenses have been largely attributable to enhancing technical personnel to expand research and development capabilities, sales and marketing efforts and expanding our administrative, legal and accounting staffs to support our continued growth. Professional costs increased related to our corporate reorganization activities during 2010 and in connection with the preparation of this offering during 2011. We expect to incur a higher level of selling, general and administrative costs as we increase our administrative, legal and accounting staff and incur additional outside professional costs in order to meet our public company reporting and corporate governance requirements subsequent to this offering, although over time we expect these expenses to decrease as a percentage of net sales.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from operations and borrowings under our bank credit facilities and notes payable. As of December 31, 2011, we had $26.5 million in cash and cash equivalents. We believe, based on our current and anticipated levels of operations, that the cash on hand, cash flow from operations and our borrowing capacity under existing bank financing arrangements will be sufficient to meet our current and anticipated cash operating requirements, including working capital needs, capital expenditures and scheduled principal and interest payments for the next 12 months.

The operating subsidiaries have generated sufficient cash flow to support our business activities. The bank financing of TCP North America is collateralized by the accounts receivable and inventory and cash flows from its operations while TCP Asia’s bank financing is collateralized by fixed assets and cash flows from its operations. Cash and cash equivalents held outside of China as of December 31, 2011 was $4.3 million.

As of the date hereof, no loans are outstanding from us or our Chinese subsidiaries to our directors and executive officers or their relatives, or from our directors and executive officers or their relatives to us or our Chinese subsidiaries. No such loan to or from our directors and executive officers or their relatives is expected to be made in the future. From 2005 to 2011, certain of our Chinese subsidiaries made non-interest bearing loans to Ellis Yan and Solomon Yan, for both business and personal reasons. All business related loans were repaid prior to December 31, 2011. During that same period, Ellis Yan, Solomon Yan and Solomon Yan’s wife made non-interest bearing loans, principally from the proceeds of sales of their personal investments, to finance ongoing capital needs of certain of our Chinese subsidiaries. Since January 1, 2009, the largest amounts owed, in the aggregate, to our Chinese subsidiaries by Ellis Yan and Solomon Yan were $9.2 million at March 8, 2010 and $15.6 million at January 15, 2010, respectively. As of December 31, 2011, the principal amount owed to Ellis Yan was $4.3 million, and the principal amount due from Solomon Yan was $12.7 million. When aggregated, the net amount owed to the Chinese subsidiaries was $8.4 million at December 31, 2011. In addition, as of December 31, 2011, certain of our Chinese subsidiaries and VIEs owed Solomon Yan’s wife an aggregate amount of RMB 3.7 million (approximately $580,000 at current exchange rates). She was repaid in March 2012. In the same month, the boards of directors of these Chinese subsidiaries agreed to extinguish the net aggregate outstanding balance due from Solomon Yan. At the same time, Ellis and Solomon Yan agreed to extinguish the outstanding balances due to them from the Chinese subsidiaries. The net aggregate amounts owed to those Chinese subsidiaries would have been approximately $11.1 million on the date of extinguishment. Because these loans were non-interest bearing loans they were not deemed to be at arm’s length.

As of December 31, 2011, we had $76.2 million in short-term loans and long-term debt consisting of the following:

Revolving line of credit	$26.0
Short-term bank loans	43.5
Long-term debt	6.7

Total	$76.2

Short-term bank loans consisted of 26 separate loans with four Chinese banks. The following is a summary of the short-term loans outstanding as of December 31, 2011:

LENDER	AMOUNT	NUMBER OF LOANS OUTSTANDING	AVERAGE INTEREST RATE	AMOUNT COLLATERALIZED BY ACCOUNTS RECEIVABLE	AMOUNT CROSS COLLATERALIZED BETWEEN CHINESE ENTITIES
Agricultural Bank of China	$16.6	8	5.8%	$—	$16.6
Communication Bank of China	12.7	7	6.5%	—	12.7
Bank of China	7.8	5	6.6%	3.1	4.8
Industrial and Commercial Bank of China	6.4	6	6.6%	6.3	—

Total	$43.5	26		$9.4	$34.1

The interest rates to finance our borrowings as of December 31, 2011 ranged from 2.8% to 8.5%. In the United States, borrowings under a $30.0 million bank revolving line of credit agreement are limited based on certain percentages of eligible accounts receivable and inventory and are collateralized by substantially all of TCP US’s assets. There was no limitation at December 31, 2011 based on outstanding collateral. In addition, the revolving credit agreement requires that the aggregate intercompany payable between TCP US and TCP Asia be no less than $30.0 million. Certain of our notes payable, totaling $6.0 million at December 31, 2011, are collateralized by our U.S. Aurora facility and are personally guaranteed by our CEO and majority shareholder. In addition, as of December 31, 2011, $9.4 million of accounts receivable were pledged as collateral against certain short-term notes with various Asian vendors and financial institutions.

The revolving credit agreement also contains certain restrictive covenants that, among other things, limit additional indebtedness of TCP US, restrict non-tax related distributions, and require TCP US to maintain a minimum fixed charge coverage ratio of 1.25 to 1.0. The fixed charge ratio is defined within the revolving credit agreement as the ratio of our EBITDA, less unfunded capital expenditures, tax distributions to shareholders and cash taxes paid, to our fixed charges, including interest and fees paid under the credit facility, payments under capital lease obligations and other indebtedness. Borrowings under the revolving credit agreement are subject to an interest rate matrix based on TCP US’s fixed charge coverage ratio. As of December 31, 2011, the interest rates for borrowings under this agreement were, at our option, either LIBOR rate loans, with interest due at LIBOR plus 2.5%, or prime rate loans, with interest due at the bank’s prime rate plus 1.5%. While TCP US’s fixed charges as of December 31, 2011 were comparable to its fixed charges as of December 31, 2010, the fixed charge coverage ratio was impacted by lower EBITDA, as defined by the revolving credit agreement, of $2.0 million, increased tax distributions to shareholders of $1.1 million, increased taxes of $0.9 million and $0.5 million in increased unfunded capital expenditures. As a result, our interest rates for borrowings under this agreement were adjusted, as of January 1, 2012, to LIBOR plus 3.0% for LIBOR rate loans and the bank’s prime rate plus 2.0% for prime rate loans. TCP US was in compliance with the covenants under this agreement as of December 31, 2011. The revolving credit agreement matures on December 11, 2013.

We believe that cash flows from operating activities will be sufficient to fund anticipated business operations during the next 12 months while overall debt levels will remain the same.

Working Capital

The following table sets forth our working capital as of December 31, 2010 and 2011:

	DECEMBER 31, 2010	DECEMBER 31, 2011	PERIOD-TO-PERIOD CHANGE
	(In thousands)
Cash and cash equivalents	$39,590	$26,456	$(13,134)	(33.2)%
Restricted cash	2,007	6,261	4,254	212.0%
Accounts receivable, net	38,363	46,747	8,384	21.9%
Inventories	53,668	80,044	26,376	49.2%
Prepaid expenses and other current assets	14,299	15,530	1,231	8.6%
Deferred income taxes	3,103	2,546	(557)	(18.0)%

Total current assets	151,030	177,584	26,554	17.6%

Short term loans and current portion of long-term debt	55,897	69,979	14,082	25.2%
Accounts payable	60,084	70,901	10,817	18.0%
Related party loan payable	996	763	(233)	(23.4)%
Income taxes payable	475	2,238	1,763	371.2%
Accrued payroll and related expenses	13,188	14,416	1,228	9.3%
Accrued trade discounts and rebates	3,190	5,817	2,627	82.4%
Other current liabilities	15,116	12,704	(2,412)	(16.0)%

Total current liabilities	148,946	176,818	27,872	18.7%

Working capital	$2,084	$766	$(1,318)	(63.2)%

Our working capital decreased by $1.3 million from December 31, 2010 to December 31, 2011. The change in working capital was principally driven by an increase in inventory balances, partially offset by increases in the current portion of debt and accounts payable. For the year ended December 31, 2011, we increased our inventory balances in connection with our strategy to expand our LED product line and C&I sales channel and also to satisfy the purchase requirements of major retail customers, including The Home Depot. The increases in current portion of debt and accounts payable were used to fund our investment in inventory.

Cash Flows

Following is a summary of our cash flows for the years ended December 31, 2009, 2010 and 2011:

	YEAR ENDED DECEMBER 31,
	2009	2010	2011
	(In thousands)
Net cash provided by (used in) operating activities	$20,284	$16,025	$(1,567)
Net cash used in investing activities	(6,295)	(11,276)	(17,641)
Net cash provided by (used in) financing activities.	(13,797)	9,596	4,949
Effect of exchange rate changes on cash and cash equivalents	60	1,083	1,125

Increase (decrease) in cash equivalents	$252	$15,428	$(13,134)

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities in 2011 was $1.6 million compared to $16.0 million in cash provided by operating activities in 2010. The principal reasons for the increase in cash used in operating activities for 2011 compared to 2010 were a decrease of $9.4 million in net income during the period and increases in inventory of $19.3 million and accounts receivable of $9.6 million, partially offset by an increase in accounts payable of $14.4 million. The increase in inventory was the result of the expansions of our LED product line and our C&I sales channel as well as the timing of purchases by our major retail customers. Higher raw material costs, principally phosphors, also contributed to the increase in inventory. The change in accounts receivable was the result of increased sales during the fourth quarter 2011 compared to the comparable period of 2010. The increase in accounts payable was principally the result of increased inventory purchases and the timing of vendor payments in December 2011 compared to December 2010.

Net cash provided by operating activities was $16.0 million in 2010 compared to $20.3 million in 2009, a decrease of $4.3 million. The decrease was primarily due to an increase in inventory of $23.5 million partially offset by increased net income of $3.2 million, increased cash provided by the collection of accounts receivable of $6.1 million and increased accounts payable balances of $8.3 million in 2010 compared to 2009. The increase in inventory is the result of our expansion of our C&I sales channel and the timing of purchases by our major retail customers. The changes in accounts receivable and payable are principally the result of the timing of major retail customer sales and related inventory purchases from period to period.

Net Cash Used in Investing Activities

Net cash used in investing activities was $17.6 million in 2011 compared to $11.3 million in 2010. The net increase in cash used in investing activities was primarily due to an increase in restricted cash balances as required by certain of our supplier agreements. This restricted cash increased as we built up inventory levels and may increase in the future if we further build up inventory levels.

Net cash used in investing activities was $11.3 million in 2010 compared to $6.3 million in 2009, an increase of $5.0 million. The net increase in cash used in investing activities was due to increased purchases of property, plant and equipment of $7.4 million within our Asian manufacturing operations in order to expand and automate our CFL manufacturing capabilities, partially offset by a reduction in restricted cash balances as required by certain of our financing and customer agreements.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $4.9 million during 2011 compared to $9.6 million during 2010. Net cash provided by financing activities in 2011 was principally comprised of net bank borrowings of $11.9 million partially offset by $5.6 million in non-interest bearing loans made to shareholders. Net cash provided by financing activities of $9.6 million in 2010 was the result of the receipt of $22.6 million in payment of non-interest bearing loans from shareholders, partially offset by net repayments of bank borrowings of $6.5 million and non-interest bearing related party loans of $6.7 million.

Net cash provided by financing activities was $9.6 million in 2010 compared to a use of cash of $13.8 million in 2009. The $9.6 million in net cash provided by financing activities in 2010 was the result of the receipt of $22.6 million in payment of non-interest bearing shareholder loans partially offset by repayments of $6.7 million of a related party non-interest bearing loan payable and $6.5 million of bank borrowings. The net cash used in financing activities of $13.8 million in 2009 was comprised of payments of $15.6 million, $2.6 million and $2.1 million for the repayment of bank borrowings, non-interest bearing loans made to shareholders and distributions to shareholders, respectively, partially offset by the receipt of $6.5 million in non-interest bearing loans from related parties.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that may be material to investors.

Capital Expenditures

We expect an increase in our capital spending as we continue to expand our production capabilities and improve our manufacturing efficiencies. Future capital requirements will depend on many factors, including our rate of sales growth, our global expansion activities, innovations within the energy efficient lighting industry, shifts in demand between energy efficient lighting products and the rate of acceptance and conversion to energy efficient lighting solutions. Our capital spending is generally used for the expansion of our Asian manufacturing operations and global warehouse and distribution facilities. Our capital investments have primarily been funded by operating cash flow and by bank borrowings under our existing credit facilities. We intend to invest a portion of the proceeds of this offering in additional capital projects to increase production capability and improve our manufacturing efficiency and expand our worldwide distribution capabilities. In the event that our sales growth and global expansion does not meet our expectations, we may eliminate or curtail capital projects in order to mitigate the impact on our use of cash. We had no material commitments for capital expenditures as of December 31, 2011.

Research and Development

Our research and development costs are expensed as incurred and totaled $1.6 million in 2009, $1.9 million in 2010 and $2.1 million in 2011. Such costs include the costs of personnel, materials, facilities and overhead costs related to the development of new efficient lighting technologies and the enhancement of our existing product lines. We currently employ approximately 50 engineers and technicians and operate two research and development facilities, with a total of seven laboratories, located in China, and Aurora, Ohio. We expect our research and development costs to increase, principally through increased employee headcount and related expenses, as we continue to expand our product lines and research and development activities.

Contractual Obligations

Our contractual obligations and other commitments as of December 31, 2011 were as follows:

	PAYMENT DUE IN
	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
	(In thousands)
Short term loans and long-term debt, including current portion *	$69,979	$682	$422	$5,121	$76,204
Operating lease agreements	554	414	4	—	972
Interest on long-term debt *	3,533	194	175	456	4,358

Total	$74,066	$1,290	$601	$5,577	$81,534

*	including capital lease obligations

We have gross unrecognized tax benefits of $3.9 million at December 31, 2011. Due to uncertainty regarding the timing of such future cash outflows, if any, reasonable estimates cannot be made regarding the period of cash settlement with the applicable taxing authority. See Note 9, Income Taxes to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several financial risks, including, among others, market risk (changes in exchange rates, changes in interest rates and market prices), credit risk, liquidity risk and commodity risk. Our principal liabilities consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are held at high-quality financial institutions and managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Our management closely monitors the credit quality of the financial institutions with which we hold deposits.

Currency risk. Our reporting currency is the U.S. dollar. As of December 31, 2011, we had operations in North America, Asia, Europe and South America. As a result of our investments in entities that have functional currencies other than the U.S. dollar, we face exchange translation risk and our results can be affected by currency movements. Substantially all of our products are manufactured in China by TCP Asia. Since our current sales mix is weighted heavily toward our North American market, our operating results may become subject to significant fluctuations based upon changes in currency exchange rates of the U.S. dollar principally against the Chinese renminbi and to a lesser extent the U.S. dollar against the Canadian dollar and Euro. Accordingly, currency exchange rate fluctuations may adversely affect our financial results in the future. For example, a hypothetical 10% additional appreciation of the renminbi against the U.S. dollar during 2011 would have positively impacted our operating income by $1.6 million. We do not currently engage in any currency hedging activities.

Interest rate risk. As of December 31, 2011, we had cash and cash equivalents of $26.5 million. These amounts are held primarily in cash and money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature and floating interest rates of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Due to the low margin earned on these funds, we do not believe that a 10% change in interest rates would have a significant impact on our operating results, future earnings or liquidity.

We are exposed to interest rate risk related to our variable-rate debt. As of December 31, 2011, we had $26.0 million outstanding under a revolving line of credit agreement with a U.S. bank. The interest rates for borrowings under this agreement are subject to an interest rate matrix based on TCP US’s fixed charge coverage ratio, as defined by the agreement. As of December 31, 2011, the interest rates on the revolving line of credit were at our option of LIBOR rate loans, with interest due at LIBOR plus 2.5%, or prime rate loans, with interest due at the bank’s prime rate plus 1.5%. As of December 31, 2011, the interest on the LIBOR rate loans and prime rate loans was 2.77% and 4.75%, respectively. Effective January 1, 2012, changes in TCP US’s fixed charge coverage ratio have resulted in an adjustment to our interest rates for borrowings under this agreement to LIBOR plus 3.0% for LIBOR rate loans and the bank’s prime rate plus 2.0% for prime rate loans.

Potential movement of the LIBOR rate by +/- 1% would increase or decrease interest expense and cash paid for interest on an annualized basis by $260,000 based on the $26.0 million of variable rate debt outstanding as of December 31, 2011.

Credit risk. The majority of our credit risk as of December 31, 2011 was attributable to our total trade receivables balance of $46.7 million. Trade receivables are typically unsecured and are derived from sales earned from customers. A significant concentration of our business activity is with major United States home centers, such as The Home Depot, whose ability to meet their financial obligations is dependent on the economic conditions of the retail industry. Net sales to The Home Depot accounted for 42%, 42% and 33% of total net sales for the years ended 2009, 2010 and 2011, respectively. We manage our credit risk through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which we grant credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, and historically our exposure to bad debts has been minimal.

Liquidity risk. We regularly evaluate market conditions, our liquidity profile, and various financing alternatives for opportunities to enhance our capital structure. If market conditions are favorable, we may refinance existing debt or consider issuing debt securities. Our ability to meet our current and anticipated operating requirements will depend upon our future performance, which in turn will be subject to general economic conditions and financial, business and other factors, including factors beyond our control.

Commodity risk. The manufacturing of our products relies heavily on the availability and price of certain commodity materials including petroleum based plastics, copper, and rare earth metals, principally phosphors. The markets for these raw materials are volatile and will continue to place pressure on our margins. While we have implemented pricing strategies in order to pass along these increased costs in the form of higher selling prices, there can be no assurance that future raw material shortages and increased prices will not negatively affect future results, including demand for our products and our profitability. Currently, the most significant pressure we face is the availability and cost of phosphors, a critical raw material input into the manufacturing of fluorescent lighting. China is currently the leader in rare earth mining, accounting for 97% for the world’s supply. Beginning in July 2007 through February of 2011, the Chinese government implemented a series of regulations to control mining practices and reduce the export levels of Chinese-produced rare earth metals, resulting in raw material shortages and increased prices. The cost of phosphors was particularly volatile during 2011. During 2011, the cost of phosphors increased from approximately ¥320 RMB/kg ($53/kg) at the beginning of the year to approximately ¥2,400 RMB/kg ($413/kg) in July 2011 before returning to approximately ¥1,600 RMB/kg ($252/kg) as of December 31, 2011. Accordingly, where phosphors had represented between 6% – 27% of the cost to manufacture fluorescent lighting prior to 2011, it represented between 24% – 70% of such cost during 2011.

We purchase some of our raw materials from several small suppliers who have demonstrated quality of materials and reliability of delivery as to the quantities required and delivery times. We purchase our materials at spot prices in the open market and we do not negotiate long-term supply contracts. We currently do not engage in hedging transactions for the purchase of raw materials.

Internal Controls

In conjunction with the audit of the financial statements included in this prospectus and in preparation for this offering and future compliance with Section 404 of the Sarbanes-Oxley Act of 2002, we and our independent registered public accounting firm identified the following material weaknesses in our internal controls over financial reporting:

■

The Company does not have a consolidation process operating effectively (including related controls over the process) to allow it to prepare timely and accurate consolidated financial statements on both an interim and annual basis.

■	The Company’s process (including related controls over the process) of reviewing financial information of foreign operations is not effective in ensuring compliance with U.S. GAAP.

■

The Company does not have adequate staffing levels and required expertise sufficient to support the needs of a public international company, particularly in the areas of financial reporting for a public company and tax accounting expertise for an international company.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

We currently have separate financial reporting systems for different regions of our operations. Financial statements are submitted monthly to the finance team in the United States, which consolidates them into our global consolidation system.

In March 2012, we hired a Chief Financial Officer with significant public company experience. In connection with this offering, several positions will be added to the finance staff to improve our internal controls over financial reporting and to increase the technical accounting and finance experience within our organization. In addition, we continue to implement the remediation plan described below to improve the effectiveness of our internal controls over financial reporting as a public company.

To improve the financial reporting function, our remediation plan includes evaluation of skill sets and experience levels of existing financial reporting staff relative to those needed as a public company; development of a recruiting plan, including appropriate compensation levels; development and implementation of an outsourcing plan to meet certain financial reporting and compliance requirements until such time as we have fully recruited the necessary staff to meet those requirements; implementation of a streamlined consolidation process; and formalization of a period-end closing process and accounting and financial reporting processes to ensure consistency and reliability of reported results. We also intend to hire one or more resources to enhance our tax expertise.

To improve the controls documentation and testing process, our remediation plan includes reviewing and evaluating current documentation of internal controls, specifically over our consolidation process; evaluating and documenting overall entity control environment; developing documentation standards/methodology; determining and documenting key controls in each functional area; and developing and implementing a testing plan.

The measures or activities we have taken to date, or any future measures or activities we will take, may not remediate the material weakness we have identified.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, net sales, costs and expenses, and related disclosures. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

The following discussion addresses our critical accounting policies and reflects those areas that require more significant judgments and use of estimates and assumptions in the preparation of our consolidated financial statements.

Principles of consolidation. The consolidated financial statements include the accounts of TCP, our wholly-owned subsidiaries and companies that have been determined to be a variable interest entity, or VIE, for which we are the primary beneficiary. We are the primary beneficiary of a VIE if we have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses. We continually evaluate whether we are the primary beneficiary of a VIE. Included within the consolidated financial statements are certain Asian sales, marketing and administrative entities, North American office and warehouse facilities and our European and South American sales, marketing and distribution operations, which have been determined to be VIEs for which we are the primary beneficiary. We do not currently have an equity interest in any of these entities and, therefore, 100% of the equity and net income or loss associated with these entities has been allocated to noncontrolling interests within the consolidated financial statements. On or prior to the completion of this offering, we expect to acquire 100% of the equity interests of TCP Europe and TCP South America. All intercompany transactions between us, our subsidiaries and VIEs have been eliminated in consolidation.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined based on a currently-adjusted standard, which approximates actual cost on a first-in, first-out basis. Management regularly reviews inventory quantities on hand and inventory is written down, through cost of goods sold, for excess or obsolete inventory primarily based on estimated future demand and current market conditions. A significant change in lighting technology, customer demand or market conditions could render certain inventory obsolete and, thus, could have a material adverse impact on our operating results in the period the change occurs.

Income taxes. Deferred tax assets and liabilities are recognized under the liability method based upon the difference between the amounts reported for financial reporting and tax purposes. These deferred taxes are measured by applying enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reflect the estimated amount of deferred tax assets that may not be realized based upon our analysis of estimated future taxable income and establishment of tax strategies. Reasonable judgment and estimates are required in determining the necessity and, if required, the amount of deferred tax valuation allowances. Factors included in our determination of the necessity of deferred tax valuation allowances include, but are not limited to, the nature and character of the deferred tax assets and liabilities, cumulative losses in recent years, projected future taxable income, future reversals of existing temporary differences, and the length of time that carryforwards can be utilized. Future taxable income, the results of tax strategies and changes in tax laws could impact these estimates.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the highest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Significant judgment is required in making these determinations, and adjustments to unrecognized tax benefits may be necessary to reflect actual taxes payable upon settlement.

Impairment of long-lived assets. We assess the impairment of long-lived assets, including definite-lived intangible assets and property, plant and equipment, when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Events that trigger a test for recoverability include material adverse changes in projected sales and expenses, significant underperformance relative to historical and projected future operating results, and significant negative industry or economic trends. When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the carrying value exceeds the undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. A test for recoverability is also performed when management has committed to a plan to sell or otherwise dispose of an asset group and the plan is expected to be completed within a year. When an impairment loss is recognized for assets to be held and used, the adjusted carrying values of those assets are depreciated over their remaining useful lives. We measure the fair value of a long-lived asset group by applying the income approach, using a discounted cash flows model. Changes in assumptions or estimates can materially affect the fair value measurement of an asset group, and therefore can affect the amount of the impairment. No triggering events have occurred, nor are there any commitments to sell or dispose of any asset groups, that would indicate the need to test for recoverability of our assets as of December 31, 2011.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (ASC Topic 220)—Presentation of Comprehensive Income.” This standard eliminated the option to report other comprehensive income and its components in the statement of changes in equity. Instead, companies would be required to present items of net income and other comprehensive income in one continuous statement—referred to as the statement of comprehensive income—or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU No. 2011-12, which deferred the effective date of guidance pertaining to the reporting of reclassification adjustments out of accumulated other comprehensive income in ASU 2011-05. ASU 2011-12 reinstated the requirements for the presentation of reclassifications that were in place prior to the issuance of ASU 2011-05. Both ASU’s are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance requires changes in presentation only and will have no significant impact on our financial statements.

INDUSTRY

Overview of the Global Light Bulb Market

The electric light bulb market is a large subset of the $100.0 billion global general lighting market. According to The Freedonia Group, Inc., the market for electric light bulbs was valued at $31.0 billion in 2009. This market, which includes both new and replacement bulbs, is expected to grow to approximately $43.6 billion by 2014, representing a 7.1% CAGR. Demand for electric light bulbs can be segmented into two major markets: (i) structures, including residential buildings, non-residential buildings and non-building structures such as street, highway and parking lot lighting; and (ii) motor vehicles and other manufactured goods, including flashlights, holiday lights and other durable goods. We sell light bulbs into the structures market, which is the largest segment of the broader electric light bulb market and where we focus our business, accounting for $21.9 billion in 2009 and estimated to grow to $28.2 billion by 2014, in 2008 dollar terms, representing a 5.2% CAGR.

Source: The Freedonia Group, Inc.

(1)	The structures market includes residential building, non-residential building and non-building structures end markets.

Numerous factors affect the electric light bulb market, from macroeconomic trends, including population growth and increasing urbanization, to regulatory changes, including the ban of inefficient bulb technologies in many countries, and a focus on energy efficiency in a number of established and emerging economies. While the global structures light bulb market is, to a degree, affected by the construction market, the majority of this market consists of replacement bulbs for existing sockets and fixtures, making the structures light bulb market less cyclical than other lighting markets.

Demand for light bulbs varies substantially across the globe, with more developed areas typically representing considerably larger markets in per capita terms than developing nations. Asia is the largest end market for light bulbs, accounting for 45% of the 2009 world total. North America is the second largest market, with a 20% share of global demand in 2009, followed by Western Europe, with a 16% share. Light bulb sales in select emerging economies, such as China, are expected to outpace light bulb sales in each of the United States, Western Europe and Japan by 2014, fueled by economic growth, growing urbanization, increased manufacturing output, new household formation activity and rising standards of living. China alone is expected to account for 45% of incremental product demand through 2014, strengthening its position as the largest bulb market in the world.

Source: The Freedonia Group, Inc.

There are six main types of light bulbs sold globally: conventional incandescent, linear fluorescent, CFL, LED, halogen and HID, and other light bulbs. The chart below summarizes the historical and projected global demand for light bulbs in the structures market by type through 2014. All market size and share data in the subsequent sections of the prospectus will refer to the global structures light bulb market, unless otherwise noted.

GLOBAL STRUCTURES MARKET DEMAND FOR LIGHT BULBS BY TYPE
	HISTORICAL							PROJECTED
	1999			2004		2009		2014E		2009-2014E CAGR
	(In millions of 2008 U.S. Dollars)
	Amount		% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Incandescent(1)	$5,580		42.6%	$6,220	38.0%	$5,680	26.0%	$4,590	16.3%	(4.2)%
Linear Fluorescent	5,300		40.5%	6,150	37.5%	7,150	32.7%	6,550	23.2%	(1.7)%
CFL	160		1.2%	1,400	8.5%	5,250	24.0%	10,050	35.6%	13.9%
LED	NM	*	NM*	20	0.1%	450	2.1%	2,980	10.6%	45.9%
HID	2,060		15.7%	2,590	15.8%	3,320	15.2%	4,030	14.3%	4.0%

Total	$13,100		100.0%	$16,380	100.0%	$21,850	100.0%	$28,200	100.0%	5.2%

Source: The Freedonia Group, Inc.

(1)	The incandescent bulb market consists of conventional incandescent and halogen bulbs.
*	not meaningful

Technology Overview

Conventional Incandescent

Conventional incandescent bulbs operate by passing electric current through a filament encased in a glass bulb. The high electric resistance of the filament causes the filament to heat up and glow, producing light. Conventional incandescent bulbs represent the largest and most widely adopted technology used in the lighting market. However, because conventional incandescent bulbs are the least efficient lighting technology available, with as much as 90% of the energy lost in the form of heat, they have been the target of legislation in many countries that aim to ban this technology or restrict its use. Due to these bans and restrictions, demand in the overall incandescent bulb market is expected to decline from $5.7 billion in 2009, or 26.0% of the global market, to $4.6 billion, or 16.3% of the market by 2014, largely driven by the shift away from conventional incandescent bulbs that are unable to meet current and upcoming efficiency standards. Within the structures market, the majority of conventional incandescent bulbs are sold to the residential building market, with significant market share losses to more energy efficient bulbs having already occurred in non-residential building and non-building structures markets over the last several years. Residential customers continue to prefer conventional incandescents in many cases due to their low up front cost (typically between $0.25 and $1.50 for a 60 watt, or W, bulb in the U.S. market), high quality light output (warm white light), easy availability and familiarity. However, non-residential customers have been steadily switching away from conventional incandescent bulbs because the operating cost is significantly greater than the operating cost of the more energy efficient technologies that do not need to be replaced as frequently.

Linear Fluorescent

Linear fluorescent bulbs produce light by passing an electric arc between two tungsten cathodes in a phosphor coated tube that is filled with low-pressure mercury vapor and other gases. The electrons passing through the tube excite the mercury vapor, generating ultraviolet light that is converted to visible light upon contact with the phosphor. Linear fluorescent bulbs require an electronic ballast to provide the required voltage at start-up and control the flow of current to maintain optimum light output. Compared to incandescent bulbs, fluorescent bulbs are more energy efficient and have longer useful lives. These bulbs are most commonly used in commercial and industrial buildings, where large amounts of lighting is needed and electricity costs are a significant concern in bulb purchase decision. These bulbs are not as prevalent in residential settings because they are not suitable for socket-based applications. There has not been a significant amount of advancement in linear fluorescent technology in recent years, as producers are focusing on other, faster growing technologies that are suitable for a wider set of applications, such as CFLs and LED bulbs. As a result, the linear fluorescent bulb market totaled $7.2 billion in 2009, and is estimated to decline to $6.6 billion by 2014.

CFL

CFLs produce light with the same technology as linear fluorescent bulbs, but are designed with an A bulb shape and a screw-in base to fit socket-based applications. The majority of these bulbs are designed with integrated ballasts, or ballast components that are built into a screw-in base, making it easier to serve as a replacement to conventional incandescent bulbs. Compared to incandescent bulbs, CFLs use less energy to produce the same light output, last longer and generate less heat. CFLs are 75% more efficient than conventional incandescent bulbs, and CFLs typically last between 10,000 and 20,000 hours, compared to an average life span of approximately 1,000 hours for conventional incandescent bulbs. These factors allow CFLs to offer lower operating costs than incandescent bulbs, as CFLs use less electricity and need to be replaced much less frequently.

The CFL market totaled $5.3 billion in 2009, and is estimated to grow to $10.1 billion by 2014, representing a CAGR of 13.9%. By 2014, CFLs are expected to represent 35.6% of the total light bulb market for structures. CFLs are projected to be one of the greatest beneficiaries of legislation aimed at reducing the use of inefficient bulbs. CFLs have seen increasing acceptance in the commercial and residential markets as customers become more aware of this alternative.

CFL price reductions represent an important growth driver, with prices of CFLs decreasing 3.9% per year between 2004 and 2009. Further price declines are expected through 2014 as CFL production becomes increasingly automated, the underlying technology improves and there is expected to be an increase in sales volumes. Improvement of CFL quality and added features represent additional growth drivers. Historically, many poorly made CFLs produced light with an unattractive quality to the human eye, took a long time to “warm up” (or produce light after being turned on), had form factors that did not fit some applications and were not dimmable. As CFL manufacturers continue to improve light quality and add features such as dimming and rapid warm up, the market is expected to experience further growth. A challenge facing CFL adoption, particularly in the residential market, is that all CFLs contain some level of mercury, which increases storage and maintenance concerns. Companies that produce safer CFLs with reduced amounts of mercury should benefit substantially in the residential building market. CFLs, although having a higher up front cost than conventional incandescent bulbs, with average price points between $1.00 and $6.25 per 60W equivalent bulb in the U.S. market, represent one of the most cost competitive alternatives in the near-term, or over the next three years, as efficiency standards become increasingly strict.

LED

LEDs produce light by passing electrical current through a semiconductor that generates visible light. These devices are solid-state electronic components and can emit light in a variety of brightness levels and colors. LED bulbs offer the potential to achieve the highest energy efficiency and product life span of any light bulb technology currently available. LED bulbs typically last 25,000 to 50,000 hours, and are up to twice as efficient as fluorescent bulbs and up to six times as efficient as incandescent bulbs. As a result, LED bulbs offer very low operating costs since they use less electricity and have the longest lifetime of any available lighting technology. Unlike CFLs, LED bulbs do not contain mercury and do not suffer from warm up time lags. Most LED bulbs are also dimmable, unlike many CFLs, which can also reduce electricity consumption.

The LED bulb market totaled $0.5 billion in 2009, and is estimated to grow to $3.0 billion by 2014, representing a CAGR of 45.9%. LED bulbs are estimated to represent approximately 10.6% of the total structures bulb market in 2014. The major trends expected to drive growth in the adoption of LED bulbs are rapid cost reductions and improvement in performance and quality. Prices of LED bulbs are substantially higher than almost all other technologies. However, prices are estimated to fall 15.4% annually through 2014 and an additional 12.9% per year through 2019, driven largely by decreasing cost and increasing efficacies at the LED chip level. In the long-term, as costs continue to fall, LED bulbs are estimated to gain significant market share in almost all of the major lighting markets as they become competitive with other energy efficient technologies. Although the cost of LED bulbs has decreased significantly over the last several years, they remain the most expensive light bulb, with an average price between $24.00 and $50.00 per 60W equivalent bulb in the U.S. market, which is expected to hinder adoption in the near-term.

Halogen

Halogen bulbs are a type of incandescent bulb, with the main difference that the halogen filaments are enclosed in a halogen gas filled capsule. The halogen gas creates a number of performance advantages compared to conventional incandescent bulbs, while at the same time providing the familiar warm white light that many end users prefer from their bulbs. The halogen gas allows the filament to operate at a higher temperature than conventional incandescent bulbs, allowing halogen bulbs to produce light more efficiently. Halogen technology also increases the lifetime of the filament up to 3,000 hours, or about three times that of a conventional incandescent bulb, lowering the replacement costs of the bulbs. While halogen bulbs have a higher up front cost than conventional incandescent bulbs, costing between $1.00 and $1.75 per bulb, they are currently less expensive than CFL and LED bulbs.

The total halogen market, including non-structure applications, was $3.4 billion in 2009 and is expected to grow to $4.3 billion by 2014, representing a CAGR of 4.9%. Similar to CFLs, the major trend expected to drive the growth of halogens in the structures market is the onset of legislative bans on inefficient bulb technologies. Halogens are initially expected to represent a significant portion of bulbs replacing conventional incandescent technology because of their relatively low cost and high light quality. Halogen bulbs currently have a lower up front cost than competing CFL and LED bulbs and also produce light almost identical to the light produced by conventional incandescent bulbs. Halogens also operate just like conventional incandescent bulbs, with instantaneous start and the ability to dim, making them comfortable replacements, particularly in the residential market where the majority of conventional incandescent bulbs are sold. These characteristics provide halogen bulbs potential to absorb significant market share due to phase-outs of inefficient bulb technologies. However, halogens are expected to face challenges meeting increasingly strict efficiency standards in the medium-term, or over the next three to five years, as some models have efficiencies below future thresholds set by various legislative and regulatory bodies. Nevertheless, we believe new technological developments for halogens may lead to these bulbs to becoming the preferred replacement technology for the conventional incandescent bulb market in the near- and medium-term.

HID

HID bulbs produce light by creating an electric arc between tungsten electrodes housed inside a translucent or transparent fused quartz or fused alumina arc tube, which is filled with metal salts and gas. The gas acts as a catalyst to heat the metal salts, forming plasma, which increases the intensity of light produced by the arc and reduces power consumption. Compared to conventional incandescent, halogen and CFLs, HID bulbs generate more visible light per unit of electric power consumed since a greater proportion of their radiation is given off as visible light instead of heat. HID bulbs are primarily used in industrial, warehouse and outdoor lighting applications where high levels of light over large areas are typically required. HID bulbs represent a substantial majority of the HID and Other market, which totaled $3.3 billion in 2009 and is estimated to grow to $4.0 billion by 2014, representing a CAGR of 4.0%.

The chart below shows average price, expected useful life and efficacy of the previously discussed bulb technologies:

	AVERAGE PRICE FOR 60W ($)	EXPECTED LIFETIME (HOURS)	EFFICACY (LUMENS/WATT)
Conventional Incandescent	$0.25 – $1.50	~1,000	15
Halogen	$1.00 – $1.75	~3,000	20
Compact Fluorescent	$1.00 – $6.25	~10,000 – 20,000	63
Linear Fluorescent	NA	~25,000	118
HID	NA	~12,000 – 20,000	104 – 120
Light-Emitting Diode	$24.00 – $50.00	~25,000 – 50,000	52 – 130

Source: The Freedonia Group, Inc.; Department of Energy.

Conventional incandescent bulbs are currently the major global light source and have been the bulb of choice for more than 100 years. Currently, in the residential market, while energy efficiency is sometimes a consideration when making lighting purchase decisions, consumers have been more likely to focus on up front cost, aesthetics, familiarity and availability. As a result, conventional incandescent bulbs continue to fill the majority of sockets in the residential market. In the non-residential building market, two technologies make up the bulk of the market: fluorescent and HID. Fluorescent bulbs, including CFLs, are most commonly found in commercial and industrial settings, where the lower energy costs and longer replacement cycles associated with this technology are of greater importance in bulb purchasing decisions. HIDs are used most commonly in high ceiling environments such as warehouses and other industrial buildings, and outdoor applications due to their ability to produce a large amount of light. Because HIDs do not satisfy as diverse an application base as do fluorescent technologies, linear fluorescent and CFLs represent a much larger portion of the total non-residential building market. Although LED light bulbs currently only account for a small share of the non-residential building market, demand for LED bulbs in the non-residential building sector is growing rapidly, as LED bulbs offer the lowest operating cost of all lighting technologies due to their long life and high efficiency.

Regulatory Changes—Phase-Out of Inefficient Bulb Technologies

Concerted energy conservation efforts and an increased drive towards energy efficient lighting have led many governments around the world to partially restrict or entirely ban certain inefficient light bulbs. Because conventional incandescent light bulbs use high levels of energy relative to more energy efficient alternatives, many governments around the world have introduced measures to effectively phase out conventional incandescent light bulbs by imposing minimum efficiency standards for light bulbs above the levels that can be achieved by conventional incandescent technology. The following are some of the regulatory changes enacted within the major lighting markets to limit or ban inefficient light bulbs:

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North America: In December 2007, the U.S. federal government enacted EISA, which requires all general purpose light bulbs that produce 310 to 2,600 lumens (or 45 to 100+ watts) of light to be approximately 30% more energy efficient than conventional incandescent light bulbs by 2014. Because conventional incandescent light bulbs cannot meet the greater efficiency standards prescribed by the legislation, the EISA has effectively phased out the sale of 100W+ incandescent light bulbs, which account for about 22% of the U.S. incandescent bulb market, beginning in January 2012, and is expected to phase out 75W+ incandescent light bulbs, which account for 41% of the U.S. incandescent market, beginning in January 2013 and 40W+ incandescent light bulbs, representing a cumulative 99% of the U.S. incandescent market, beginning in 2014. While the EISA is effective January 1, 2012, in December 2011, the U.S. Congress passed a budget bill that prevents the Department of Energy from using its funding to enforce the energy efficient light bulb standards until October 1, 2012. Canada has enacted legislation similar to EISA that phases out the sale of 40 to 100W+ incandescent light bulbs during 2012, though recent rules extended the start date to 2014. Mexico has also enacted legislation that bans inefficient lighting in similar scope and timeline to the EISA standards. As a result, the share of conventional incandescent light bulbs in North America as a percentage of total North American bulb demand is expected to decline from 29.4% in 2009 to 16.8% by 2014, representing a 39.2% decline in absolute demand.

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European Union: In 2009, the European Union, or the E.U., adopted regulation that phases out certain inefficient light bulb technologies by requiring light bulbs to meet specified efficiency thresholds over time. The E.U. mandate effectively banned the sale throughout the E.U. of 100W+ incandescent light bulbs beginning in September 2009, 75W+ incandescent light bulbs beginning in September 2010 and 60W+ incandescent light bulbs beginning in September 2011. In addition, E.U. regulations will require all light bulbs to have at least a ‘B’ energy efficiency rating beginning in 2016. As a result, the share of conventional incandescent light bulbs in Western Europe, representing the significant majority of the total E.U. market, as a percentage of total Western European light bulb demand is expected to decline from 27.8% in 2009 to 16.4% by 2014, representing a 40.7% decline in absolute demand.

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Rest of the world: Globally, many governments have begun to set minimum energy efficiency standards for light bulbs in an effort to manage energy consumption and drive the adoption of next generation light bulb technologies:

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Argentina—Energy efficiency law banned the import of 25W+ incandescent light bulbs as of December 31, 2010 and their sale after May 31, 2011. Market share of conventional incandescent light bulbs is estimated to decline from 25.9% in 2009 to 16.6% in 2014.

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Brazil—The phase-out of conventional incandescent light bulbs began in 2005 and current energy efficiency standards are expected to phase out 150W+ incandescent light bulbs beginning in 2012 and culminate in the phase out of all 25W+ incandescent light bulbs by 2016. Market share of conventional incandescent light bulbs is estimated to decline from 29.8% in 2009 to 17.6% in 2014.

■

China—In October 2011, China officially announced the ban on the import and sale of 100W+ incandescent light bulbs starting October 1, 2012, 60W+ incandescent light bulbs starting October 1, 2014, and 15W+ incandescent light bulbs starting October 1, 2016. Market share of conventional incandescent light bulbs is estimated to decline from 35.5% in 2009 to 27.9% in 2014.

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India—India has not placed restrictions or bans on incandescent light bulbs. However, in 2007 it adopted the Bachat Bulb Yojana plan, a program intended to lower the use of incandescent light bulbs in India by offering CFLs to customers at a subsidized cost. Market share of conventional incandescent light bulbs is estimated to decline from 20.8% in 2009 to 13.2% in 2014.

■

Japan—Applicable law on energy consumption provides tax savings and local government subsidies for the adoption of LED lighting. Market share of conventional incandescent light bulbs is estimated to decline from 4.1% in 2009 to 3.3% in 2014.

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Russia—Enacted a ban on the production and sale of all types of incandescent light bulbs by 2014, with 100W+ incandescent light bulbs and 75W+ incandescent light bulbs becoming prohibited in 2011 and 2013, respectively. Market share of conventional incandescent light bulbs is estimated to decline from 28.0% in 2009 to 17.3% in 2014.

■

Taiwan—A lighting development and supply program provides subsidies for energy efficient lighting and restricts production of inefficient lighting; incandescent light bulb restrictions began in 2010 and the government announced its intention to ban all incandescent light bulbs in 2012. Market share of conventional incandescent light bulbs is estimated to decline from 16.0% in 2009 to 9.8% in 2014.

As a result of government initiatives to phase out the use of inefficient light bulbs and the worldwide focus on energy efficiency and conservation, we believe a significant growth opportunity exists for efficient lighting technologies.

BUSINESS

Overview

We are a leading producer and provider of energy efficient light bulbs to the global structures light bulb market, which, according to The Freedonia Group, Inc., was $21.9 billion in 2009. Our primary products include socket-based CFLs, LEDs, and halogen bulbs. We also offer a comprehensive line of complementary lighting products, including linear fluorescent bulbs and fixtures, exit and emergency lighting, CFL fixtures and ballasts. Since we manufacture only energy efficient light bulbs, and not conventional incandescent bulbs, we believe that we are well positioned to capitalize on the phase-out of inefficient bulbs taking place in many major markets around the world. We believe our vertically integrated business model, under which we design, manufacture and test substantially all of our products in-house, utilizing state-of-the-art manufacturing and testing equipment, provides us with a high degree of control over our product quality and costs and allows us to be more responsive to our customers than competitors, many of which outsource such functions. We have a strong distribution footprint and reputation among retailers and commercial lighting distributors in North America, and we are continuing to expand our footprint in other large global markets, including Asia, Europe and South America.

With more than 3,500 CFL SKUs, we believe we have the largest and most technologically advanced CFL product offerings of any of our competitors. We also sell a product line of more than 275 LED SKUs and 12 halogen SKUs that address a majority of socket-based lighting applications. Since our inception, we have been focused on product innovation and R&D in order to continue developing industry leading technology that we believe differentiates our products in the market. We employ approximately 50 dedicated engineers and technicians focused on delivering new products to market as well as continuing to improve our existing products. We currently operate two product development and R&D facilities in Shanghai, China and in Aurora, Ohio. As the global lighting market reduces its reliance on conventional incandescent light bulbs, we believe that our broad portfolio of energy efficient lighting products creates a technology-neutral platform for growth, enabling us to address the majority of global socket-based lighting applications regardless of which technologies gain market acceptance.

We currently sell our products to a diverse global customer base through our two primary customer channels: the retail channel and the C&I channel. We sell our products through more than 20,000 retail and C&I outlets. In addition, we also sell our products to retailers through utility and government incentive programs. Our key customers in the retail channel include The Home Depot, to which we are the largest energy efficient bulb supplier in the United States, Homebase and Wal-Mart, and our key customers in the C&I segment include CED, Grainger, HD Supply, Regency and Rexel. Our distribution footprint includes owned and leased facilities in North America, Europe, Asia and South America. We have developed a strong presence in North America, achieving 31% market share in CFL sales for 2011, according to NEMA. We have been selling our products in China since 2004, where we operate six regional offices today, and plan to expand into all 34 provinces, with over 1,000 distribution branches by the end of 2014. We have also established a presence in Europe and South America, and seek to leverage our strong North American customer and distribution base to facilitate expansion in these attractive global markets. These regions represent a key opportunity for us, as countries within all of these regions have some form of legislation in place banning the sale of inefficient bulbs in the near-term. We have established sales teams in China, the United Kingdom, the Netherlands, France and Brazil to penetrate these markets.

We operate a vertically integrated, efficient and highly automated manufacturing process with four manufacturing facilities located in China. Our CFL and linear fluorescent bulb production spans glass production and shaping, tube coating and processing, ballast, driver and base production and final assembly. For the manufacture of our LED bulbs, we rely on high quality supply partners for our packaged LED chips and optical components, which we incorporate with our proprietary driver technologies and bulb housings into final products. We operate an efficient, highly automated manufacturing process and utilize several proprietary advanced manufacturing techniques, such as automated tube bending and rotary bulb coating equipment, which we believe are unique in the lighting industry. We currently outsource production of halogen bulbs, however, we plan to bring this production in-house as demand for these products grows. We believe our vertically integrated manufacturing process enables us to control substantially all phases of our product manufacturing and distribution process, allowing us to achieve best-in-class product quality while minimizing our costs. By operating our own manufacturing facilities, we believe we are also able to react faster to our customers’ design requirements and provide shorter lead times for new products than our competitors.

For the years ended December 31, 2009, 2010 and 2011, our net sales were $257.7 million, $287.2 million and $280.9 million, respectively. Our net income during the same periods was $13.2 million, $16.4 million and $7.0 million, respectively, and our Adjusted EBITDA during such periods was $22.6 million, $29.9 million and $21.8 million, respectively.

Our Strengths

High Quality Products Spanning All Major Energy efficient Light Bulb Technologies

We believe our product platform of more than 5,000 product SKUs, spanning industry leading CFLs, LED bulbs, halogen bulbs and complementary lighting products, represents some of the highest quality, technologically advanced bulbs available in the market. In addition to our core bulb products, we offer a variety of complementary lighting products, including linear fluorescent lighting systems, exit and emergency lighting, CFL fixtures and HID bulbs. Our CFL products feature a variety of advanced technologies, including a wide range of color temperatures, dimmable bulbs, rapid warm-up times and low mercury content, which we believe position us to address the stringent demands of customers around the world. We have also developed a comprehensive line of high performance, high quality and cost competitive LED products that address the majority of the socket-based lighting market. In addition, we offer 2012 EISA-compliant halogen bulbs that represent a near identical replacement to traditional incandescent bulbs while providing a longer lifetime and higher efficiency.

Product Offering Strategically Aligned with Market Fundamentals

As a leading provider of energy efficient light bulbs, we believe our product offerings are strongly aligned with the anticipated demands of the lighting industry. Significant changes are taking place in the global light bulb market, including the phase-out of inefficient bulbs in many major markets and a global focus on energy efficiency. Specifically, the United States, China, the European Union and Brazil, among other jurisdictions, have statutes requiring the phase-out of inefficient lighting technologies beginning in 2012. We believe that demand for our energy efficient products, including CFL, LED and halogen bulbs, will continue to grow as such legislation begins to affect consumer behavior. According to The Freedonia Group, Inc., global CFL demand is expected to grow at a 13.9% CAGR through 2014 and global LED bulb demand is expected to grow at a 45.9% CAGR over the same period. While there is uncertainty over which technologies will be adopted in the near-, mid- and long-term, we believe that we are well positioned to succeed regardless of which technologies gain market acceptance.

Vertically Integrated Manufacturing with State of the Art Facilities

We operate a modern, vertically integrated manufacturing process under which we control almost all aspects of our CFL manufacturing in-house. Unlike most major light bulb manufacturers, who source some or all of their products from third parties or through joint ventures, we believe that controlling our manufacturing process enables us to implement advanced manufacturing operations and provide some of the highest quality, most technologically advanced lighting products while at the same time controlling costs and reacting quickly to customer demands and changes in the market. We have continually implemented process improvements through increased automation and new equipment, including the development of advanced CFL manufacturing techniques, which we believe are proprietary, and tools, such as automated tube bending and rotary bulb coating equipment. This has allowed us to reduce costs while increasing the quality and consistency of our products. By operating our own manufacturing facilities, we are also able to deliver new products to market in a timely fashion, allowing us react quickly to our customers’ design requirements and provide a high degree of customer service. Additionally, a meaningful portion of our manufacturing capacity can be repurposed to perform the manufacturing functions of most of our major product lines, allowing us to ramp up our manufacturing capacity rapidly and cost effectively to meet the market demands of each product should demand for certain technologies grow faster than others. We believe that our vertically integrated capabilities allow us to produce high quality products and rapidly adapt to meet the demands of the market.

Strong Distribution Footprint through Customer Service and an Established Reputation with Key Retail and C&I Channel Partners

We have developed a strong distribution footprint through our strong reputation and established relationships among both retail and commercial lighting distributors and sell our products through more than 20,000 retail and C&I outlets. We have established strong relationships with key customers among D-I-Ys, mass retailers and big box retailers, including The Home Depot, Homebase and Wal-Mart. We have also established a reputation for high quality products with leading commercial distributors, including CED, Grainger, HD Supply, Regency and Rexel. We believe our heavy emphasis on customer service differentiates us in the market by simplifying the sales experience for our customers. For example, we were awarded The Home Depot Marketing Innovation Award in 2007 and the Environmental Partner of the Year Award in 2009, where we were considered across all of The Home Depot’s product vendors for selection. Our distribution footprint spans North America, Europe, Asia and South America, with existing room for expansion at all of our in-house distribution facilities. We believe that our distribution capabilities, customer service and established reputation in the market position us well for continued expansion in both existing and other large markets.

Strong Product Development and R&D Capabilities Providing Superior Product Innovation and Speed to Market

Our focus on product development and R&D has enabled us to provide a wide range of advanced products to our customers in a timely fashion. We operate two product development and R&D facilities, including seven laboratories, where we focus on product innovation, reliability testing, manufacturing improvement and compliance testing, including two accredited, National Voluntary Laboratory Accreditation Program, or NVLAP, and Environmental Protection Agency, or U.S. EPA, recognized laboratories. Our R&D team, consisting of approximately 50 engineers and technicians, is focused on providing our customers a broad range of products that we believe represent some of the highest quality and most technologically advanced products on the market. By focusing on product development and R&D, our CFL product line has become the largest of any lighting manufacturer in the world by SKU, and includes some of the most advanced CFL technologies available. Since we began offering LED bulbs in 2009, we have rapidly expanded our product portfolio to address the majority of socket-based lighting applications. We currently offer more than 275 SKUs, including our PAR38 and PAR30 series LED bulbs, which were both ranked #1 out of 67 and 49 entries, respectively, in a recent study performed by the Institute for Electric Efficiency. We have also demonstrated rapid speed to market for our new LED product offerings. For example, we were able to develop and bring to market our award winning PAR38 and PAR30 LED bulbs in less than nine months, from initial product conceptualization to first sales. Through our continued focus on product development and R&D, we have developed several award winning products, including our private label CFLs that achieved the highest overall rating from Consumer Reports for a CFL product from 2008 through 2011, and were the only CFLs to ever receive a pure “A” rating in performance tests by Popular Mechanics. We were recognized by ENERGY STAR®, a U.S. EPA and U.S. Department of Energy standard for energy efficient consumer products that distinguishes light bulbs that meet strict efficiency, quality, and lifetime criteria, as “Partner of the Year” in 2009 and 2010. We believe our continued focus on product development and R&D has been pivotal in defining our leadership in energy efficient lighting technology, and we plan to leverage this expertise to continue our technology leadership.

Experienced Management Team

We have a strong and experienced management team, led by our CEO, Ellis Yan. Ellis Yan founded and developed our company and has been instrumental in growing the business into a leading provider of efficient lighting products in North America. Our core manufacturing, R&D, sales and marketing, distribution and finance management consists of 12 individuals who have worked in our industry for an average of approximately 17 years, and we have recently added key senior executives to continue our expansion into China, Europe and South America. Members of our senior management have joined us from major lighting companies, such as General Electric and Philips, and from leading lighting retailers, including The Home Depot, the largest lightbulb retailer in North America. We believe we have a strong team in place to continue to build our global lighting business.

Our Strategies

We intend to leverage our competitive advantages to enhance our position as a leading global energy efficient light bulb provider by pursuing the following strategies:

Develop New Products and Technologies

We believe that our focus on new product development and technology leadership is essential to maintaining our long-term competitiveness in the lighting sector. We intend to continuously develop and commercialize next generation CFL, LED and halogen products, and also seek to improve our existing product portfolio. We believe that providing a more comprehensive line of energy efficient light bulbs will better position us to increase share in our established markets and expand into new markets across the globe. We intend to continue investing in product development and R&D in order to provide our customers with a more comprehensive line of high quality, market leading products.

Continue to Grow Our Business in North America

We seek to expand our presence in North America and are working closely with key decision makers at our larger customers to ensure we are offering these customers the product lines they require in an effort to gain share of their efficient light bulb sales. For example, we have been steadily increasing our LED product sales through our C&I channel by providing products that meet the specifications of the end customers that buy them, and have had substantial recent success with several large retail consumer customers, including Macy’s, as well as with hospitality customers, including MGM Resorts. For our C&I channel, we are developing a more localized presence with our distributors, positioning us to develop a broader distribution reach and build closer relationships with end users. We are also focused on increasing the volume of our sales through North American utility and government incentive programs, through which we can use utility incentive programs to sell our products, as this channel provides large volumes and represents an important growth opportunity for our business. As we continue to explore new sales channels, we intend to provide differentiated products for specific channels, and leverage those relationships to gain new customers in North America.

Further Expand in International Markets

A key component of our long-term strategy is to balance our sales and marketing efforts between established and emerging markets. We believe our global sales network is essential to help us strengthen our presence in non-North American markets. We seek to expand our business in key geographies, including Asia, Europe and South America, all of which contains large countries with similar legislation in place to ban the sale of inefficient bulbs in the near-term. We have established sales teams in China, the United Kingdom, the Netherlands, France and Brazil, which we believe will enable us to further establish our presence across these regions, and we plan to continue adding well-qualified personnel to increase our penetration into these key geographies. For example, in China, where we have been selling our products since 2004, we have a strong working relationship with China Association of Lighting Industry, or CALI, the board that formulates national lighting standards, which we believe positions us well to further penetrate the Chinese lighting market. We operate six regional offices in China and plan to expand into all provinces in mainland China, with over 1,000 distribution branches, over the next several years. We plan to fund this expansion through, and to the extent permitted by, cash flow from our operations. In Europe, we are leveraging our strong retail and C&I distribution partnerships, many of which do business in Europe, to rapidly penetrate the market. In Brazil, we are leveraging our success with U.S. D-I-Ys, mass retailers and big box retailers to build our brand across these channels in the Brazilian market. We believe our strong market reputation has facilitated our initial success in these markets, and we intend to continue our focus on these key geographies going forward.

Shift Our Sales Efforts to Focus on Higher Margin Business

We have historically sold our products to OEMs and OLMs as a means of driving higher volume manufacturing to increase our operational efficiencies and create economies of scale. However, sales to OEMs and OLMs have historically represented a variable business with typically lower margins for us. In addition, in many instances these OEMs and OLMs act as resellers for these products to our customers, particularly in the retail market. As a result, we are focusing significant resources on shifting our sales from OEMs and OLMs to our direct retail customers, including D-I-Ys, mass retailers and big box retailers. Over the last five years, we have been successful in shifting our sales meaningfully from OEM and OLM customers; sales to these customers represented 10.3% of our total sales, down from 22.4% of our total sales in 2009. We are also seeking to increase sales to new and existing C&I customers and have been able to achieve a 33% increase in our sales to this channel from 2010 to 2011, from $77.2 million to $102.9 million. We are using our breadth of products, with a particular focus on LED bulbs, to expand our relationships with our key customers. In addition, we have dedicated resources to better understand the end customers’ product requirements to create a pull through demand for our product in the C&I channel, from where these customers make their purchases.

Continue to Implement Advanced Manufacturing Processes and Other Operational Efficiencies

We believe that staying at the forefront of manufacturing technology and operational efficiency is key to the continued success of our business, as we expect technological improvements and industry competition to lead to continued pricing pressure in the market. We intend to continue to invest in the automation of our manufacturing lines as well as R&D initiatives focused on improving our advanced manufacturing techniques in order to decrease our production costs and develop higher quality products. We plan to improve our operating efficiencies by integrating the management of our supply, manufacturing, and customer relationships across all of our manufacturing and distribution facilities. We also continually calibrate our warehouse SKUs, fine tune warehouse workflow and opportunistically renegotiate supplier agreements to improve operational efficiencies and reduce costs. To ensure speed and reliability of delivery to our customers, and we plan to expand relationships with our existing logistics providers as well as bring certain logistics operations in-house in order to enhance our distribution performance.

Products and Technology

We offer a broad, technologically advanced energy efficient product line to the lighting market. Our primary products include socket-based CFLs, LEDs and halogen bulbs. We also offer a comprehensive line of complementary lighting products, including linear fluorescent bulbs and fixtures, exit and emergency lighting, CFL fixtures and ballasts. We believe we differentiate ourselves from our competitors by providing the highest quality, most feature-rich products to meet customer demands.

Compact Fluorescent Lamps (CFL)

We provide a wide range of high quality CFL products to our customers, with more than 3,500 SKUs in the market. CFLs represent the largest portion of our business, accounting for 90.6%, 88.2% and 82.6% of our global sales for the year ended December 31, 2009, 2010 and 2011, respectively. Our CFLs range from 2 to 68 watts (or approximately 8 to 275 watt equivalent for incandescents) and are designed to meet the requirements of the majority of socket-based applications. The following is a sample of some of our largest CFL product lines:

We believe our spiral CFL products are among the most technologically advanced in the world and offer the widest range of features of any spiral CFL product line. Some of our key advanced CFL technologies include:

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Dimmable CFLs—Our TruDim™ technology employs our exclusive advanced integrated circuit chip control system, allowing our TruDim™ products to dim to as low as 3%, without perceptible changes to light quality.

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Rapid Warm Up Time—We have developed a programmed rapid start ballast technology that we incorporate into our CFL ballast, called TruStart™, enabling our products to achieve full brightness in less than 33% (on average) of the time taken by standard CFLs. This technology also lengthens the lifetime of our bulbs by lessening bulb depreciation from on-off cycles and enables our products to be used in applications not typically suitable for CFLs.

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Low Mercury Content—Compared to industry averages of 5mg of mercury per bulb, we offer products that contain 1.5mg of mercury per bulb. We also use amalgam, a solid form mercury substance, which we believe is safer than liquid forms in the event of bulb breakage.

■	Full Spiral Technology—This technology reduces bulb size by as much as 15% compared to traditional half spiral designs, while providing better overall light output.

■	Lateral Cathode Design—This design increases thermal efficiency of the bulb.

■	Shatter Resistant Coating—We recently introduced our Armor Coat product line of shatter resistant bulbs that increases the durability of our bulbs and seek to address CFL breakage concerns.

Our CFL technologies are available in the majority of our CFL product lines, including SpringLampsTM, A bulbs, globes, and parabolic aluminized reflectors, or PARs. Our CFLs have been honored across the industry with several awards. Our notable awards and achievements include:

■	we received the highest overall rating from Consumer Reports four years in a row from 2008 through 2011 for certain of our private label SKUs, outperforming Philips, General Electric and Sylvania;

■	our private label CFLs received an “A” rating for performance from Popular Mechanics in 2010, the only CFL product ever to achieve a pure “A” rating;

■	we were recognized by ENERGY STAR® as Partner of the Year in 2009 and 2010, with substantially all of our CFLs meeting or exceeding ENERGY STAR® requirements;

■	our TruDim™ bulbs were recognized by the Illuminating Engineering Society for unique and significant advancement in lighting technology; and

■	our TruStart™ bulbs were recognized by LightFair 2011 for innovation in the CFL subcategory.

We believe our CFL technology is a differentiating factor in the market and we continue to make improvements and add features to our products to maintain our competitive position.

LED Bulbs

We offer a comprehensive line of high quality, high efficiency LED bulb products to address the majority of all socket-based applications. For the years ended December 31, 2009, 2010 and 2011, we sold 76,000, 144,000 and 563,000 LED bulbs globally, respectively. The following table represents our main LED bulb offerings:

We offer directional and omni-directional LED bulbs. Our directional bulb offerings include PAR, Bulged Reflector, or BR, Downlight, and Mini Reflector bulbs, while our omni-directional offerings include, A-line, Snowcone, and Decorative bulbs.

We have developed advanced, highly efficient LED driver technology—the electronics that control the light output of the LED chip. Our drivers have been independently tested by Lutron Electronics, a leading lighting company, to verify dimming performance with a Triode for Alternating Current dimmer. In this test, many of our dimmable LED bulbs across each of our product categories provided the highest performing smooth, uniform dimming down to 0.5%. We have developed a core competency around the design and production of high quality thermal systems. Our heat sinks, which absorb heat emitted from the LED chips and driver, maximize air flow to improve the efficiency and useful life of our LED bulbs, while providing an aesthetically pleasing bulb that mimics the form of traditional bulbs for various applications. Our LED products are made with high quality LED chips to ensure that our bulbs produce high quality light with optimal efficiency and maintain useful lives of up to 50,000 hours. Additionally, we have developed strategic partnerships with leading LED optics companies to obtain sophisticated optics and high quality beam control in order to further differentiate our bulbs.

Substantially all of our LED bulbs meet or exceed ENERGY STAR® efficiency requirements, as well as other comparable standards in Canada, Europe, Asia and South America. Our LED bulbs have been recognized for their technology leadership, and in 2011 our PAR 38 and PAR 30 LED bulbs were recognized at LightFair 2011 for innovation in the PAR lamp subcategory for LED bulbs and were both ranked #1 in a recent study performed by the Institute for Electric Efficiency.

Halogen Bulbs

Starting in September 2011, we began working closely with a supply partner to expand our core product offerings to include socket-based energy efficient halogen bulbs. We offer 40W, 60W, 75W and 100W equivalent A bulbs designed to be identical replacements for conventional socket-based incandescent bulbs. In addition, we offer MR16 halogen lamps that are typically used for spot and flood retail and hospitality applications. All of our halogen bulbs meet or exceed EISA efficiency standards for sale in the United States through at least 2016. Below are our current halogen products:

Linear Fluorescent and Other Complementary Products

In addition to our CFL, LED and halogen bulbs, we make a wide range of complementary lighting products. Our linear fluorescent and other complementary products collectively accounted for 10% of our net sales for the years ended December 31, 2009 and 2010 and 14% of our net sales for the year December 31, 2011. Our complementary products include:

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Linear Fluorescent Lighting Systems—We offer linear fluorescent bulbs, ballasts, and fixtures, primarily for industrial and commercial facilities. Our products include a wide variety of SKUs, including all the necessary components for T5 and T8 linear fluorescent lighting systems, designed to enable customers to combine components to meet almost any structural design or application requirement.

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Exit and Emergency Lighting—Our exit and emergency lighting products utilize both CFL and LED technology for high quality light and long lifetimes. Our exit and emergency lighting is appropriate for both indoor and outdoor applications and can be used for top, side, back or recessed mounting orientations.

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CFL Fixtures—We produce a wide variety of CFL fixtures for both residential and commercial applications. We have SKUs that span the ceiling fixture, wall sconce, vanity fixture, closet lamp, and outdoor fixture applications. Our fixtures come with a replaceable ballast, allowing for immediate installation and easy replacement.

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HID bulbs—We sell HID light bulbs in a variety of wattages. Our HIDs utilize metal halide and high pressure sodium technologies. Unlike some other energy efficient bulb technologies, our HIDs are well suited for both indoor and outdoor applications.

Our complementary product offerings enable us to provide complete lighting solutions in substantially all the major commercial, industrial and residential applications to our customers.

Customers, Sales and Marketing

We market and sell our products to a diverse customer base in a variety of markets globally. Our two primary customer sales channels are the retail and C&I channels. Our multi-faceted channel strategy utilizes both branded and private label programs to place our products on as many store shelves as possible. We use our direct sales force and distributors to address distinct market opportunities.

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North America: North America has historically been our largest market by sales volume. For the years ended December 31, 2009, 2010 and 2011, our sales into the North American market represented 90.8%, 86.0% and 85.2%, respectively, of our net sales. We have dedicated sales and marketing teams in both the retail and C&I channels, as we believe these channels represent two very different customer groups and require different strategies to be successful. The following is a summary of our retail, C&I and OEM and OLM businesses:

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Retail: The North American retail lighting channel is large and diverse, with products sold through a variety of retail outlets, including home centers, mass merchants, club, grocery, drug and hardware stores. We sell our products primarily under private label, whereby we manufacture and sell our products to our retail customers, which in turn resell them to end users under their own brand name. For example, we have established a sales relationship with The Home Depot, whereby we are the largest supplier of CFL products sold under its private label. We also sell TCP branded products to certain mass retailers, including Wal-Mart. We have begun to expand in both Mexico and Canada by both enhancing our relationships with current customers and targeting new accounts that represent some of the largest bulb retailers in their respective geographies. We have a team of 16 employees dedicated to retail customers and customer service.

In order to continue growing our sales in the retail market, we are focused on expanding our market share at existing accounts by expanding our portfolio of socket-based products, including high quality LED and halogen bulbs. We are also focused on targeting various utility and government incentive programs that offer discounts on efficient bulbs. We have partnered with utility companies in the U.S. to develop incentive programs to encourage customers to adopt energy efficient lighting technology, with the utility or government typically subsidizing the customer’s purchase prices of our energy efficient light bulb products. Over the last five years, we have generated more than $100 million in sales worldwide by selling our products to retailers through utility and government incentive programs, and continue to identify incentive programs to promote the sale of our products.

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C&I: The North American C&I lighting channel is dominated by electrical distributors, catalog houses and specialty lighting distributors, which collectively account for about approximately 75% of the bulb sales into the North American C&I market. We employ a sales team of 20 dedicated C&I employees in the United States and Canada. We sell our products through more than 10,000 C&I distribution outlets, including electrical, catalog, industrial, utility and special lighting distributors, and believe we have established a high quality reputation with leading commercial distributors including CED, Grainger, HD Supply, Regency and Rexel. Our top 15 C&I customers in 2009, 2010 and 2011 represented an aggregate 41%, 38% and 39% of our total net sales, respectively. As the C&I channel is highly fragmented, no C&I customer represents more than 10% of our total sales.

We believe our vertically integrated manufacturing model is a key differentiator for us in the C&I market by allowing us to manufacture products in a timely fashion, tailored to our customers’ specifications. We also believe our broad product portfolio, with more than 5,000 product SKUs, provides us with the unique ability to meet substantially all the needs of our diverse C&I customer base. We are using our breadth of products, with a particular focus on LED bulbs, to expand our relationships with our key customers. For example, we have been steadily increasing our LED product sales through our C&I channel by providing products that meet the specifications of the end customers that buy them, and have had substantial recent success with several large retail consumer customers, including Macy’s, as well as with hospitality customers, including MGM Resorts. We are also focused on leveraging our experience with existing customers to expand into other large home centers, mass merchants and club accounts to which we do not currently sell products. In addition, we have dedicated resources to better understand the end customers’ product requirements to create a pull through demand for our product in the C&I channel, through which these customers make their purchases. We have demonstrated strong success in the hospitality market and as a result are leveraging this channel to increase our sales with electrical distributors, catalog houses and specialty lighting distributors. Given the international scope of many of our distributors and end users in the C&I channel, we are leveraging our relationships in the market to increase international sales and continue business development.

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OEM and OLM: We have historically sold our products to OEMs and OLMs as a means of driving higher volume manufacturing to increase our operational efficiencies and create economies of scale. However, sales to OEMs and OLMs have historically represented a variable business with typically lower margins for us. We will continue to sell our products to OEMs and OLMs, however, given our strategy to continue shifting our focus to other retail and C&I channels, we expect sales to OEMs and OLMs to continue to decline over the long-term.

We are focused on expanding our customer base substantially in key geographies such as Asia, Europe and South America, all of which have countries or regions that have passed legislation or proposed legislation to ban the use of inefficient light bulbs. We have targeted specific countries within each of these regions to serve as beachhead markets based on their addressable market size and our ability to leverage our existing expertise across channels. The following provides a brief overview of our sales and marketing effort in these regions:

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Asia: We have sold our products in Asia since 2004 and are aggressively expanding our sales and distribution network within China and the rest of Asia. Within China, we operate six regional sales offices and more than 25 sales personnel as of March 21, 2012. Over the next three years, we plan to increase our sales efforts and expand from a regional sales structure with 25 sales personnel into a province-based sales structure, with an office in each of China’s provinces, approximately 1,000 distribution branches and approximately 200 sales personnel. We have historically focused on the government channel (through energy efficiency programs) and have established initiatives to expand into the C&I and retail channels. We believe we have established a strong position with the government channel, through which we sold more than 6.6 million bulbs in 2009, 8.9 million bulbs in 2010 and 4.7 million bulbs in 2011. Our China team is currently responsible for sales throughout Asia. Over the next few years, we plan to establish offices or partner with affiliated companies in Japan, Indonesia and Taiwan to further expand our sales efforts. For the years ended December 31, 2009, 2010 and 2011, our sales into the Asian market represented 9.2%, 13.3% and 10.0%, respectively, of our total net sales.

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Europe: We have sold our products in Europe since 2010 and target both the retail and C&I sector given the high degree of similarity these markets share with those in North America. Our initial focus in this region is Western Europe, where we are building our presence in the United Kingdom, Germany, France, Spain and Italy. We have established sales and distribution facilities in the United Kingdom, the Netherlands and France from which we believe we can target all of our initial markets. Our European team consists of 20 professionals and we continue to expand our team as our presence in the region grows. This team works closely with our North American retail and C&I teams to expand existing relationships and leverage our expertise to target a complementary customer base in the region. Over time, we expect to build a distribution network that extends into Central and Eastern Europe, as well as into North Africa and select Middle Eastern countries, and are actively recruiting general managers to cover these new regions. For the years ended December 31, 2009, 2010 and 2011, our sales into the European market represented 0%, 0.7% and 4.7%, respectively, of our total net sales.

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South America: We have sold our products in South America since early 2011 and are initially targeting the retail market through D-I-Ys, mass retail merchants and other large volume suppliers of light bulbs. We are initially targeting Brazil in the South American market, as it represents the largest and fastest growing market in the region. We have recruited a regional president in charge of five fully dedicated professionals and expect to expand our team as our position in the market grows. We have identified and engaged the top retailers, D-I-Ys, mass merchants, and OEM importers in Brazil and are initially focused on selling our high quality, price competitive CFL products. For example, we have already begun selling our CFL products to Wal-Mart, one of the largest retailers of light bulbs in Brazil, under our own label. We are initially utilizing third-party distributors, but we plan to develop our own sales distribution network as we strengthen our brand presence. We plan to further expand in South America by increasing our distributor network into countries that offer similarly large markets and complementary market structures.

The following tables provide a breakdown of our net sales by region for the years ended December 31, 2009, 2010 and 2011:

	YEAR ENDED DECEMBER 31,
	2009		2010		2011
	(In thousands)
North America	$233,844	90.8%	$246,958	86.0%	$239,310	85.2%
Asia	23,826	9.2%	38,358	13.3%	28,145	10.0%
Europe	—	—	1,927	0.7%	13,256	4.7%
South America	—	—	—	—	217	0.1%

Net Sales	$257,670	100.0%	$287,243	100.0%	$280,928	100.0%

Sales of our products to The Home Depot, our only customer that individually exceeded 10% of our net sales, accounted for 42% of our total net sales in 2009 and 2010 and 33% of our total net sales in 2011.

We focus on enhancing our sales and marketing efforts, in order to support our distribution partners by offering a wide array of high quality marketing and point-of-purchase support materials developed by our internal design team. We also utilize a contemporary and cost-efficient enterprise marketing strategy which engages and retains customers via a variety of social media platforms including our website, Facebook, YouTube and Twitter, among others. In addition, we have executed a direct marketing program where our marketing team works directly with end users, facility managers and other key decision makers to generate high quality sales leads. We also regularly attend lighting industry trade shows, and exhibitions and conferences. To further educate our customers and the industry about efficient lighting technology and our unique product offerings, we have established the TCP Institute, through which we offer a training program, featuring more than 20 online and classroom courses.

Product Development and R&D

We believe that our continued success in the lighting industry depends on our ability to continually improve our products and develop new products to meet our customers’ requirements. This focus on product development and R&D has been a significant contributor to our ability to provide a wide range of advanced products to our customers with rapid speed to market. Our team consists of approximately 50 engineers and technicians focused on product innovation, quality and reliability testing, manufacturing improvement and compliance testing. The R&D team is led by Timothy Chen, a veteran of the industry with more than 23 years of experience in lighting electronics and inventor of more than 25 lighting-related U.S. patents. We operate two R&D facilities with seven laboratories, including three labs in China and four labs in Aurora, Ohio. Two of our labs are accredited NVLAP and EPA recognized facilities.

To help ensure that we produce high quality products, we employ quality assurance measures to govern the design and development process, as well as continually improve in our quality management. We have established an Advanced Product Quality Planning Process to test and analyze the quality of potential prototypes throughout the proof of concept, design and development, and validation and product launch stages. Thorough reviews are held between each of the development stages to ensure that every product that reaches the market upholds the high quality standard set by our existing products. Additionally, our continual improvement program incorporates constantly updated customer requirements and satisfaction reviews into our product quality data analysis to confirm the quality received by our customers and to respond to any product issues in real time.

In addition to in-house product development and R&D, our team also works closely with our strategic supply partners toward the seamless integration of technologies across our products. We believe our product development and R&D have been pivotal in defining our leadership in energy efficient lighting technology.

Manufacturing Overview

We operate a vertically integrated business model, under which we develop and manufacture the substantial majority of our CFL products in-house. Our integrated manufacturing model, utilizing state-of-the-art equipment, provides a high degree of control over our product quality and lessens our reliance on third-party contract manufacturers. We own four strategically located manufacturing facilities in China, providing substantial benefits in facility management, raw material sourcing and logistics. Our Asia team consists of more than 5,800 dedicated personnel, including approximately 5,200 production workers. We continue to expand our manufacturing footprint with additional buildings as needed. However, we feel we have adequate land necessary for the expansion. The table below provides an overview of our manufacturing facilities:

	SIZE	FUNCTIONS
Yangzhou	142,304 square meters	CFLs, LED bulbs, Linear fluorescent bulbs, Glass production
Zhenjiang	96,177 square meters	CFLs, Ballasts
Huaian	32,243 square meters	CFLs
Shanghai	28,568 square meters	CFLs, Halogen bulbs, Fixtures, Ballasts

We believe our in-house manufacturing operations provide us with a key competitive advantage in the market. We deploy advanced and highly automated manufacturing processes at all of our facilities. In addition, our facilities are fully integrated, resulting in substantial benefits in efficiency, production management and cost controls. Due to our flexible equipment design, our CFL and LED production equipment can be quickly and inexpensively repurposed, providing us with what we believe is a unique ability to shift production as needed to match market demand for our products.

■	CFL Production—Our CFL production involves three major processes: glass production and shaping, tube coating and processing, and final assembly.

–

Glass Production and Shaping—We produce our own glass in furnaces from a combination of sand, crushed recycled glass, soda ash and limestone, for use in both our CFL and linear fluorescent bulbs. For CFL production, the glass tubes are bent into the optimal spiral shape by an automated glass bending manufacturing process that we developed.

–

Tube Coating and Processing—The glass is pre-coated with chemicals that act as a buffer between the glass and the mercury and are critical to reducing the amount of mercury needed in each CFL. Phosphor is then applied in an automated rotating process that ensures an even layer of phosphor is applied to the glass, reducing the amount of phosphor needed compared to standard CFLs. Finally, CFL filaments are shaped and inserted into the glass tube, along with amalgam mercury, a solid form of mercury, allowing us to use an exact amount of mercury, and use less of it, while ensuring optimal performance of our CFLs.

–

Final Assembly and Testing—Our ballast production is 100% automated, with the printed circuit boards assembled, soldered and inserted into the base of the bulb. After electrical component assembly is complete, the finished glass bulb is attached to the base with the completed ballast inside. Finally, the completed CFL is tested for two hours to ensure proper functionality and performance.

■

LED Production—Our LED driver printed circuit boards undergo similar automated production processes as those in our CFLs. The completed driver is then assembled into a plastic housing and copper base, after which it is connected to a heat sink. Capsuled LED chips, which we source from third party manufacturers, are then affixed and soldered to the lamp base, while applicable optics are attached to complete the bulb. The bulbs are then tested for efficiency performance, dimmability and safety for approximately one hour before they are packaged and shipped.

■

Linear Fluorescent Fixture Production—Our production of linear fluorescent bulbs is substantially identical to our CFL production process. We produce our own glass tubes and coat them in a similar fashion to CFLs. After the base has been attached to each bulb, aging and testing processes are undertaken before final packaging and shipment. Upon arrival at our distribution centers, our bulbs undergo final assembly into completed fixtures, are incorporated into fixture housings and are connected to ballasts.

We are dedicated to implementing the most advanced manufacturing practices for the production of our products and intend to continue investing in new capacity, R&D capabilities and continuous cost reduction initiatives to support best-in-class manufacturing processes.

Distribution and Logistics

Our distribution and logistics network is an important part of our strategy to provide efficient lighting in key geographies around the globe. We strategically position in-house distribution facilities near all our target regions and utilize only the largest and most reputable logistics providers to ensure we can deliver our products to our customers as quickly and cost-effectively as possible. We have a dedicated distribution and logistics team consisting of nearly 160 professionals around the world focused on planning, warehousing and distribution of our products. Our retail sales are primarily distributed via direct import, where our products are picked up at the port directly by our customers without the involvement of an authorized agent or distributor, with approximately 62% of our retail business utilizing this method. Our C&I customers primarily utilize a combination of drop ship (where we ship the goods directly to the end users), and stock and flow (where we ship our products from Shanghai to our distribution centers around the world, where they are then directed to end users upon receipt of orders). Finally, to ensure we have all the capabilities to meet customer requirements, we also utilize international priority direct, as a faster alternative to get our products to their final destinations. We have a number of in-house distribution facilities in several of our target geographies, with room for expansion in the majority of our existing facilities. As we grow our presence in Europe, Asia and South America, we plan to expand our distribution network through a combination of company-owned or leased distribution centers and reputable logistics providers as necessary.

We believe our focus on providing our customers high fill rates and on-time delivery has led to industry leading distribution metrics and is a key to our continued success in the industry. We have several distribution initiatives in progress that we believe will improve our distribution performance further and increase the distribution capabilities that we can control in-house. Some of our initiatives include optimizing our distribution network to reduce operating costs and shipment lead-times to our customers and developing carrier scorecards to measure and manage logistics providers’ performance.

Supply Chain and Suppliers Overview

While we manufacture the vast majority of our products, we also rely on a supply chain of key raw materials and component suppliers to ensure production of high quality, cost competitive products. Our global supply chain management team consists of 11 professionals responsible for planning, purchasing, direct sourcing and supplier management across all of our product lines. We operate a make-to-order business model, working closely with our customers to develop highly accurate demand forecasts. We track the majority of our suppliers’ delivery performance and regularly evaluate their performance metrics. We strive to procure raw materials and components that offer the best quality and most cost competitive prices across the industry.

We are not committed to, and do not favor, a single source for any of our raw materials and supply needs. We have more than 200 raw material suppliers, of which we consider 56 to be our primary suppliers, ensuring supply redundancy for substantially all of our key raw materials and components. More than 90% of our suppliers are strategically located in China, providing our manufacturing facilities optimal access to raw materials and components. Some of our key raw materials and components include:

■

Phosphors—Phosphors are a key raw material in CFL, linear fluorescent and LED bulbs. For CFL and fluorescent bulbs, phosphors are the element that makes it possible to transform the ultraviolet light produced in a fluorescent tube into visible light. For LEDs, phosphors are used to transform the blue light emitted by most LEDs into cool or warm white light. Phosphors are created from a combination of rare earth oxides, which are compounds that are used in a variety of high-tech products, including magnets, batteries and medical devices. Prices of these phosphors have experienced significant volatility during 2011, including record high prices. This volatility has been substantially created by shortages in global supply, as more than 95% of the world’s supply of rare earth metals comes from China, which has been reducing its exports because of its rising domestic demand and new environmental restrictions. We obtain our phosphors from five major suppliers, all of which are located in China. We do not enter into any long-term contracts and negotiate our pricing based on spot market prices for all of our phosphor purchases. To date we have been able to pass a portion of increases on to our customers.

■

Semiconductor components—We source our key semiconductor components, including transistors, metal–oxide–semiconductor field-effect transistors and diodes used in our CFL and LED production from a variety of suppliers primarily throughout China. We maintain key supplier relationships with leading suppliers and have secured multiple supply redundancies for all of these products from other high quality suppliers.

■

LED chips—We have developed supply relationships with a number of high quality LED chip suppliers, including some of the largest producers of LED chips in the world, to ensure we receive optimal pricing for our chips. We will continue to only utilize what we believe to be the highest quality LED chips in our products, while maintaining supplier diversity.

We continue to evaluate and qualify additional suppliers in an effort to secure the highest quality, most cost competitive raw materials and components available on the market.

Quality Assurance and Control

In order to ensure the consistent quality of our products, we apply our quality control procedures at each stage of our manufacturing process, ranging from inspection of raw materials through production and delivery. We have a dedicated team of more than 100 employees responsible for ensuring that all raw materials, components, and finished products fulfill statutory, external and internal quality control requirements and standards. The following is a summary of our quality control procedures by stage of the manufacturing process:

■

Raw Materials—All raw materials and supplies are subject to sample inspections upon arrival. In addition, our team makes regular and unannounced visits to raw material suppliers to ensure we have an in-depth understanding of our suppliers’ quality.

■

Semi-Finished Products—We conduct quality control tests at different points during the various production stages of our manufacturing process to ensure that there is no loss of quality anywhere in the production of our products. Our testing methods include visual inspection, key specification and functional checks.

■

Finished Products—Our quality control staff administers tests on finished and packaged products to assess product safety, structural integrity, durability of packaging, conformity with design and color specification and accuracy of printed packaging materials.

We are firmly committed to maintaining the highest quality manufacturing and R&D facilities. The majority of our manufacturing plants are certified by the International Organization for Standardization, or ISO, and three of our R&D labs are both ISO and IEC 17025 certified. Our commitment to quality assurance and control throughout every stage of the production of our bulbs is a critical step in our ability to deliver the highest quality products to our customers in a timely fashion.

Our Competition

The electric light bulb market is a highly competitive and rapidly evolving market. As a result of our broad product portfolio, we face global competition from a variety of well-established and emerging lighting companies. We believe that our competitors mainly operate under two distinct business models, with some manufacturing bulbs in-house and others purchasing bulbs through joint ventures or from original equipment manufacturers, or OEMs, for resale under their own brand. We compete with companies that employ both of these models, including traditional lighting manufacturers and distributors that source and sell finished products. We believe that the key competitive factors in the electric light bulb market include:

■	portfolio of products and product quality;

■	price and cost competitiveness;

■	access to distribution channels globally;

■	customer orientation and strong customer relationships; and

■	product development and speed to market.

We compete against a different set of companies in each of the technologies that we produce. In the CFL market, our primary competitors include Feit Electric, General Electric, Megaman, Philips, Sylvania and Westinghouse Lighting, in addition to several smaller CFL manufacturers. In our LED product line, we primarily compete with Cree, General Electric, LG Electronics, Lighting Science Group, MSi, Philips, Samsung, Sharp, Sylvania, and several smaller LED bulb providers, many of which are new entrants in the market in the last few years. In the fixture market, we mainly compete with Acuity Brands, Cooper Industries, Havells India, Howard Power Solutions, Hubbell and Philips.

Some of our competitors are larger than we are with greater resources to devote to R&D, manufacturing and marketing, as well as greater brand name recognition and channel access. Some of our more diversified competitors can also compete more aggressively with us by subsidizing losses in their LED lighting businesses with profits from other lines of business. Moreover, if one or more of our competitors or suppliers were to merge or otherwise consolidate with one another, the change in the competitive landscape could materially and adversely affect our customer, channel or supplier relationships, and, as a result, our competitive position. In addition, any loss of a key channel partner, whether to a competitor or otherwise, could materially and adversely affect our competitive position. See “Risk Factors—Risks Related to Our Business—Our industry is highly competitive. If we are not able to compete effectively, including against larger lighting manufacturers with greater resources, our business, financial condition and results of operations will be adversely affected.”

We primarily compete based on the numerous benefits of CFL and LED lighting and our strategy of offering a complete product portfolio that provides access to all emerging energy efficient socket-based lamp technology alternatives. We believe our breadth of product offerings provides us with flexibility regardless of which lighting technology becomes most accepted. We believe we also outperform our competitors in energy efficient lighting products with our customer service and operational (supply) performance. Our channel relationships, technology and understanding of the industry enable us to compete favorably against our competitors.

History and Development

In 1986, Ellis Yan began a business marketing lighting products. Ellis Yan and his brother, Solomon Yan, began to develop, manufacture and assemble lighting products and the components used in those products in China in 1989. In 1993, Ellis Yan and Solomon Yan formed TCP US to market energy efficient lighting products, which were purchased from their Chinese manufacturing operations. Highlights in our development include:

■	in 1993, we began selling CFLs;

■	in the late 1990s, we introduced spiral CFLs;

■	in the early 2000s, we became The Home Depot’s primary supplier of CFLs;

■	in 2005, we achieved over $100 million in sales, reflecting an increase of 29% from the previous year’s sales, and expanded our sales into Canada;

■	by 2007, the year EISA was enacted in the United States, our annual sales exceeded $300 million;

■	in 2009, we were awarded ENERGY STAR® “Partner of the Year,” and our CFL products were named #1 in a study by Consumer Reports;

■

since 2009, we have begun development of our LED bulb and high efficiency halogen products and continue to innovate in the CFL product line, with the introduction of our dimmable (TruDimTM) and rapid start (TruStartTM) CFLs;

■

on October 6, 2010, TCP International Holdings Ltd. was formed under the laws of Switzerland, to act as a holding company for TCP US, TCP Canada and TCP Asia and to facilitate future financings, corporate planning and this initial public offering; and

■

in 2012, before the completion of this offering, we will legally acquire TCP Europe and TCP South America, whose operations are currently deemed beneficially owned by us since we control their funding and general oversight; these entities have been consolidated with our financial results since 2010 and 2011, respectively.

Our Corporate and Ownership Structure

Upon the completion of this offering, the corporate and ownership structure of our company will be as shown in the following chart. All subsidiaries in the following chart are wholly owned.*

(1)

TCP Bermuda Ltd. and its direct and indirect wholly-owned subsidiaries are referred to as “TCP Asia.” TCP Asia consists of our Asian operations (owned through TCP Hong Kong, or TCP HK), which manufacture all of our products in four factories in China. TCP Asia also markets our products throughout Asia. We also have two Chinese entities that are considered our variable interest entities for accounting purposes. Zhenjiang Fengxin Electronic Equipment Co., Ltd., or ZFX, and Shanghai Fengxin Energy-Saving Eco-Friendly Technology Limited, or SFX, are both wholly owned by Solomon Yan’s wife, and their operations are consolidated with our financial results. ZFX sells semi-finished products and components and assembles components, while SFX owns warehouse and office space that it leases to one of our Chinese subsidiaries. The term of the lease with SFX is from January 1, 2012 through December 31, 2012 with an annual rental rate of RMB 771,000 ($123,000 at current exchange rates). There are no contractual arrangements with the Chinese variable interest entities other than the lease with SFX.

(2)

TCP North America consists of Technical Consumer Products, Inc., referred to as “TCP US,” TCP US’s wholly owned subsidiaries, and our Canadian operations, referred to as “TCP Canada.” TCP North America markets our products throughout North America. We also have a U.S. entity that is considered our variable interest entity for accounting purposes. TCP Campus Drive, LLC is wholly owned by Yan Properties, LLC, of which Ellis Yan is president and owner. Its operations are consolidated with our financial results. TCP Campus Drive, LLC leases a facility to TCP US. The lease commenced on June 15, 2007 for a term of 15 years. The base rent is $70,463 per month. Other than intercompany loans and the lease, there are no contractual arrangements with TCP Campus Drive, LLC.

(3)

TCP B.V. and its direct and indirect wholly-owned subsidiaries are referred to as “TCP Europe.” TCP Europe consists of our European operations, which market our products throughout Europe. TCP Europe also includes our Brazilian operations, referred to as “TCP South America.” TCP South America was established in 2011 to market our products in South America, with an initial focus on Brazil. TCP Europe and TCP South America are, before the completion of this offering, our variable interest entities. TCP Europe and TCP South America were previously beneficially owned by Ellis Yan due to his funding and general oversight of the operation and have been consolidated with our financial results since 2010 and 2011, respectively.

(4)	These entities are manufacturing operations.
(5)	These entities are warehousing and distribution operations.
(6)	These entities are sales operations.
(7)	These entities are holding companies.
(8)	This entity is a distribution company that also provides technology related consulting services.
(9)	This entity is a support organization that processes purchase orders for the Chinese subsidiaries.
*	All dormant subsidiaries have been excluded.

After the completion of this offering, we will have three companies that are considered variable interest entities, because we are deemed the primary beneficiary of these entities. These entities are required to be consolidated with our financial results under U.S. generally accepted accounting principles. Zhenjiang Fengxin Electronic Equipment Co., Ltd., or ZFX, and Shanghai Fengxin Energy-Saving Eco-Friendly Technology Limited, or SFX, are both wholly owned by Solomon Yan’s wife and their operations are controlled by Solomon Yan’s family. Because Solomon Yan’s wife is not a shareholder of TCP, she has maintained her separate ownership of these companies and has not contributed these companies to TCP. In addition, the current core business purpose of SFX is to own real estate. We do not consider owning real estate to be part of our core operations. ZFX was established for competitive purposes to sell to different customers than the customers of our Chinese subsidiaries. ZFX has ceased operations and we anticipate this entity will have minimal financial activity in the future as it winds down. TCP Campus Drive, LLC is wholly owned by Yan Properties, LLC, of which Ellis Yan is president and owner. This entity’s core business purpose is to own real estate. We do not consider owning real estate to be part of our core operations, and Yan Properties, LLC has therefore maintained separate ownership of this entity.

Employees

As of March 21, 2012, we had 6,111 full-time employees, including 5,859 in Asia, 227 in North America, 20 in Europe and five in South America. Of these employees, approximately 5,300 work in manufacturing; approximately 100 work in engineering and research and development; and approximately 710 work in sales, marketing, finance and other general and administration roles.

Our goal is to attract and retain highly qualified technical sales and management personnel. Our employees are not subject to any collective bargaining agreement. We believe we have good relationships with our employees and have never experienced any work stoppages.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment provisions to protect our intellectual property rights. We generally require our professional employees and technical consultants to execute confidentiality provisions in connection with their employment and consulting relationships with us. We also generally require all professional employees and technical consultants to agree to disclose and assign to us all inventions developed in connection with their services to us. However, there can be no assurance that these provisions will be enforceable or that they will provide us with adequate protection of our intellectual property rights.

We own 14 issued U.S. patents and two pending U.S. patent applications. Our U.S. patents have a duration of either 14 or 20 years following the application date. We also own 13 pending Chinese patent applications and one issued Chinese patent. Our Chinese patents have a duration of either ten or 20 years following the application date. In addition, we hold more than 20 registered U.S. trademarks and two issued Chinese trademark registrations.

See also “Risk Factors—Risks Related to Our Intellectual Property.”

Legal Proceedings

We are from time to time subject to claims and proceedings arising in the ordinary course of our business. Except as set forth below, we are not currently subject to any claims or proceedings that we reasonably believe could be expected to have a material adverse effect on our business, results of operations or financial condition.

We currently are involved in an arbitration proceeding relating to a license agreement entered into between us and Geo Foundation in July 2004, or the License Agreement. Pursuant to the License Agreement, Geo granted us a royalty bearing license in certain patents owned by Geo. From July 1, 2004 through June 2006, we made royalty payments to Geo pursuant to the License Agreement. In June 2006, we ceased royalty payments to Geo because, in a separate lawsuit involving Geo, the U.S. District Court for the Northern District of Illinois, or the District Court, held that numerous of the Geo patents subject to the License Agreement were unenforceable (Nilssen v. Osram Sylvania, Inc., 440 F.Supp.2d 884 (N.D.Ill., 2006)). The patents were found unenforceable based on inequitable conduct committed by the patent holder during their prosecution and maintenance in the United States Patent & Trademark Office. The inequitable conduct holdings were based on five different categories of misconduct, with each patent exhibiting at least one such type of conduct. The five categories of misconduct are: improper claim to small entity status and concomitant underpayment of maintenance fees; improper priority claims; failure to disclose concurrent litigation; failure to cite material prior art; and failure to disclose the financial interest of an affiant. In 2007, The U.S. Court of Appeals for the Federal Circuit affirmed the District Court’s ruling (Nilssen v. Osram Sylvania, Inc., No. 2006-1550, 2007 WL 2937322 (Fed. Cir., Oct. 10, 2007)). Later petitions for rehearing en rebanc and for certiorari to the U.S. Supreme Court were denied. In March 2008, the District Court held that Geo was collaterally estopped from re-arguing enforceability of the patents and found an additional patent unenforceable for identical conduct found by the District Court. (Nilssen v. Wal-Mart Stores, Inc., Case No. 04-5363 (N.D. Ill., Mar. 17, 2008). No appeal was taken.

At the time we ceased making royalty payments, we had paid Geo $6.4 million in royalty fees under the License Agreement. It is estimated that, from the time that we ceased making royalty payments to August 2007, roughly $8.4 million in royalty payments would have been due under the License Agreement. Our position is that we are not obligated to pay any royalties and, on January 23, 2008, we sent a letter to Geo formally rescinding the License Agreement and demanding repayment of the royalty fees already paid to Geo of $6.4 million. Geo responded by refusing to refund the past royalties and demanding full royalties through January 23, 2008 and an accounting.

On December 9, 2010, Geo filed a demand for arbitration with the American Arbitration Association under the terms of the License Agreement (AAA No. 50-133-T-00790-10). Geo’s arbitration demand seeks full royalties through the date of any arbitration award and asserts that the dollar amount of its claim is $60 million plus late payment fees and interest. We answered Geo’s demand in January 2011, asserting defenses and counterclaiming for restitution of all amounts previously paid to Geo under the License Agreement, plus interest. The arbitration commenced in September 2011, before a three-member panel. Fact discovery closed in February 2012. The arbitration is scheduled for hearing in June 2012. Although we believe we have substantial defenses in this matter, litigation and arbitration are inherently unpredictable, and unexpected verdicts and awards do occur. If an award were granted for the full demand sought by Geo Foundation or for another significant amount, it may have a material adverse effect on our operations or financial condition in the future.

In addition, we have been named as a defendant in a patent infringement case styled Tele-Cons, Inc. et al. v. General Electric Co., et al., Case No. 6:10-cv-00451-LED (U.S. District Court for the Eastern District of Texas). The plaintiffs claim damages in the amount no less than a reasonable royalty, including reasonable attorney’s fees, costs and expenses, arising out of alleged willful infringement of two U.S. patents by us for importing and selling certain of our dimmable compact fluorescent light bulbs. The plaintiffs have also alleged they will seek an injunction against the sale of any products found to infringe the asserted patents. We have filed an answer asserting several defenses, including noninfringement and invalidity of the asserted patents as well as related declaratory judgment counterclaims. During negotiations that took place September 1, 2011, the plaintiffs proposed and we rejected a royalty rate of 12.5% of sales, totaling $2.3 million for past damages alone. On February 22, 2012 this litigation was referred to a magistrate to conduct pretrial proceedings. The magistrate is requiring that the parties file by May 4, 2012 abbreviated “letter briefs” requesting permission to file summary judgment motions. Based on the letter briefs, the magistrate may determine whether he will permit full briefing on issues raised in the letter briefs. The litigation is presently in the discovery stage. On March 1, 2012 the parties had a hearing with the magistrate regarding the meaning and scope of the asserted patents. The magistrate indicated that he will issue a ruling regarding same as soon as possible. The parties have completed their preliminary patent disclosures under the Court’s local rules. Discovery closes on June 4, 2012. Dispositive motions are due on July 17, 2012. Trial is scheduled for January 14, 2013. The parties had a mediation session with a Court-appointed mediator on February 16, 2012, during which no progress was made toward settlement. A second mediation must be completed by October 12, 2012.

Further, we were named, along with other competitors, as a respondent in a complaint filed with the United States International Trade Commission, or USITC, by Andrzej Bobel and Neptun Light, Inc. on January 23, 2012 (Certain Dimmable Compact Fluorescent Lamps and Products Containing Same, USITC Inv. No. 337-TA-830). The complaint concerns certain dimmable compact fluorescent bulbs and products containing such bulbs and alleges violation of section 337 of the Tariff Act of 1930 in the importation of those products based on alleged infringement of a certain U.S. patent. The complaint seeks an exclusion order barring dimmable CFLs imported by TCP from entry into the United States and seeks orders to cease and desist sales of these products. On February 22, 2012, the USITC instituted an investigation. We filed a response on March 28, 2012. Discovery has commenced and a hearing has been set for October 26 through November 2, 2012. If the exclusion and cease and desist orders are granted, they may have a material adverse effect on our operations or financial condition in the future.

Facilities

We maintain a variety of state-of-the-art facilities, strategically located throughout the world, including the following:

LOCATION	FUNCTION	SIZE*	OWNERSHIP
Europe

Cham, Switzerland	Home country office		Operated by a third party

Helmond, Netherlands	Warehousing and distribution		Operated by a third-party logistics company which we pay for storage and distribution

Veghel, Netherlands	Sales office		Lease

Northampton, UK	Sales office		Lease

Kettering, UK	Warehousing and distribution		Operated by a third-party logistics company which we pay for storage and distribution

United States
Aurora, Ohio	Principal U.S. Office, warehousing and distribution, research and development, assembly	154,000 square feet	Lease

Stockton, California	Warehousing and distribution	129,360 square feet	Lease

Asia
Shanghai, China	Principal executive office, sales office, warehousing and distribution, research and development, manufacturing of CFLs, halogen bulbs, fixtures and ballasts	28,568 square meters	Own 28,161 square meters; lease 407 square meters

Yangzhou, China	Glass production, CFLs, LED bulbs, linear fluorescent bulbs	142,304 square meters	Own 102,907 square meters; lease 39,397 square meters

Zhenjiang, China	Manufacturing of CFLs and ballasts	96,177 square meters	Own

Huaian, China	Manufacturing of CFLs	32,243 square meters	Own 21,977 square meters; lease 10,266 square meters

Six different offices in China	Regional sales offices		Lease

19 different locations in China	Sales liaison offices		Lease

South America
Sorocaba, Brazil	Sales office		Lease

Canada
Mississauga, Ontario	Warehousing and distribution		Operated by a third-party logistics company which we pay for storage and distribution

*	For manufacturing and warehouse facilities owned or leased by the Company

Environmental

We believe that we are in material compliance with applicable environmental laws and regulations.

Regulation

The following is a summary of the principal laws and regulations that are or may be applicable to companies such as ours in the geographic areas in which we operate and sell our products.

United States

EISA effectively phased out incandescent bulbs beginning in 2012 due to increased energy efficiency standards. Section 321 of the EISA sets, for the first time, efficiency standards for “general service” bulbs that will essentially phase out the most common incandescent bulbs by 2012 to 2014 and directs the DOE to conduct two follow-on rulemakings to assess more stringent standards starting in 2020 and 2025. The initial standards can be met by CFLs, LED bulbs and halogen bulbs, also known as advanced incandescent bulbs, which are being introduced to the market. While the long-term efficiency of halogen bulbs is unclear, CFLs and LEDs will meet the longer-term targets, along with other advanced lighting technologies. The effect of the EISA is forecast to be that common household bulbs that traditionally use between 40 and 100 watts will use at least 27% less energy by 2014. The EISA applies to the manufacture date. It began affecting 100W bulbs in January 2012 and is set to end with application to 40W bulbs in January 2014. While the EISA is effective January 1, 2012, in December 2011, the U.S. Congress passed a budget bill that prevents the Department of Energy from using its funding to enforce the energy efficient light bulb standards until October 1, 2012. The second phase of the law that goes into effect in 2020 requires that most light bulbs be 60% to 70% more efficient than the conventional incandescent bulb today.

ENERGY STAR® is a standard of energy efficient consumer products originated in the United States in 1992 by the Environmental Protection Agency and Department of Energy. Under the ENERGY STAR® Program for lighting, ENERGY STAR® rating is awarded to only certain bulbs that meet strict efficiency, quality and lifetime standards as defined by the EPA and DOE. The ENERGY STAR® Program supports CFL use through consumer education, incentive programs and standards (www.energystar.gov).

Energy Efficiency Program Sponsors, or EEPS, Initiative, composed of utilities, state agencies and advocacy and non-profit groups, promotes CFLs and LED bulbs through consumer awareness and performance incentives / mandates. See “Industry—Regulatory Changes—Phase-Out of Inefficient Bulb Technologies—North America.”

Canada

Minimum energy performance standards are scheduled to go into effect for 100W and 75W conventional incandescent bulbs on January 1, 2012 and for 60 and 40 watt bulbs on December 31, 2012. However, an amendment to delay the effective dates for these wattages by two years was recently adopted to provide more time to develop new technologies and regulations for recycling of mercury. See “Industry—Regulatory Changes—Phase-Out of Inefficient Bulb Technologies—North America.”

China

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation on Direct Foreign Investment

In China, companies with foreign ownership could be required to work within a framework which is different from that imposed on local companies. The Chinese government is opening up opportunities for foreign investment and this process is expected to continue, especially as a result of China’s entry into the World Trade Organization.

To direct and manage foreign direct investment, or FDI, in China, China published the Catalogue For the Guidance of Foreign Investment Industries, or the Catalogue. The Catalogue was first released in 1995, and the current effective version is the fifth revision of 2011, or the 2011 Catalogue, which became effective on January 1, 2012. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Any industry which does not fall into the aforesaid three categories, by default, is “permitted.”

The classification under the Catalogue determines whether or not government approval authorities approval is required and which level of government authority has the jurisdiction over the application for the establishment of a new foreign invested enterprise, or FIE. Decisions regarding changes to existing FIE ownership structure through increasing or transferring equity or through mergers and acquisitions also depend on the Catalogue.

Our energy efficient bulb manufacturing business in China falls under the category “encouraged” under the Catalogue.

We are in material compliance with the rules and regulations discussed in this section, to the extent they are applicable to us. For each of our Chinese subsidiaries, we have obtained approval to establish the foreign invested enterprises in China and each Chinese subsidiary has obtain the business license to start and operate its business. In addition, each of our Chinese subsidiaries has passed annual audit by relevant government agencies. This year, the annual audit will be due before June 30, 2012 and we are in the process of obtaining the annual audit approval. The approval and the business license terms are summarized as follows:

NAME OF CHINESE SUBSIDIARIES	CERTIFICATE OF APPROVAL FOR ESTABLISHMENT OF FOREIGN INVESTED ENTERPRISES (DATE OF APPROVAL, DURATION OF OPERATION)	BUSINESS LICENSE
Shanghai Qiangling Electronic Co., Ltd	12/20/1995; 30 years	12/26/1995-12/25/2025
Shanghai Tiancanbao Illuminating Electric Trading Co., Ltd	3/5/2008; 30 years	7/20/2004-4/30/2038
Zhenjiang Qiangling Electronic Co., Ltd	12/26/2000; 20 years	12/26/2000-12/25/2020
Zhenjiang Qiangling Illuminate Co., Ltd	11/15/2004; 20 years	11/24/2004-11/23/2024
Yangzhou Qiangling Co., Ltd	6/16/2005; 20 years	6/17/2005-6/16/2025
Yangzhou Tiancan Glass Co., Ltd	5/22/2006; 30 years	5/30/2006-5/29/2036
Huaian Qiangling Illuminate Co., Ltd	11/20/2006; 50 years	11/27/2006-11/26/2056

Regulations on FIE Financing

Our Chinese subsidiaries are also subject to the Law on Wholly Foreign Owned Enterprise, or WFOE Law.

Our Chinese subsidiaries’ operations are mainly funded by the registered capitals and local bank loans. Our Chinese subsidiaries can borrow money from overseas lenders, including their foreign shareholders such as TCP HK or TCP US. However, the maximum amount of foreign debt shall not exceed the difference between Total Investment minus Registered Capital of such Chinese subsidiary.

Registered Capital refers to the total capital contribution of the shareholders that is registered with the relevant government agency. Total Investment refers to the amount (including Registered Capital and funds borrowed by the company) that is required for the planned project as set forth in the articles of association of the company (the articles of association are similar to bylaws for a U.S. corporation).

Both Registered Capital and Total Investment are subject to regulations and an FIE must maintain a proper ratio between Total Investment and Registered Capital. The general rule is that the lower the amount of Total Investment, the higher the proportion of mandatory minimum Registered Capital contribution of the Total Investment. For FIEs seeking international commercial loans, prior approval is not required. However, the sum of accumulated medium- to long-term external debts and the balance of short-term external debts must not exceed the difference between the Total Investment of the project approved and the Registered Capital of the FIE. The FIE can raise external debts so long as the amount is within the said difference. Should the amount exceed the difference, a new approval of the Total Investment of the project has to be sought from the original approval authority. The registered capital and total investment as of the date of this prospectus for each of our Chinese subsidiaries are listed below:

NAME OF CHINESE SUBSIDIARY	REGISTERED CAPITAL		TOTAL INVESTMENT
Shanghai Qiangling Electronic Co., Ltd	US$	1,150,000	US$	1,600,000
Shanghai Tiancanbao Illuminating Electric Trading Co., Ltd	US$	1,208,255	US$	1,208,255
Zhenjiang Qiangling Electronic Co., Ltd	US$	770,000	US$	1,100,000
Zhenjiang Qiangling Illuminate Co., Ltd	US$	3,000,000	US$	5,000,000
Yangzhou Qiangling Co., Ltd	US$	29,980,000	US$	29,980,000
Yangzhou Tiancan Glass Co., Ltd	US$	2,596,986	US$	2,596,986
Huaian Qiangling Illuminate Co., Ltd	US$	13,000,000	US$	29,980,000

As of the date of this prospectus, based on the applicable rules and regulations governing the ratio between the registered capital and the total investment, each of our Chinese subsidiaries maintains the proper ratio of total investment to registered capital.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six Chinese regulatory agencies, including the China Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and the State Administration Foreign Exchange of China, or SAFE, jointly published the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or M&A Rules, effective on September 8, 2006 and as amended on June 22, 2009. The purpose of this regulation is to more effectively regulate mergers and acquisitions of Chinese domestic companies by foreign investors. This regulation provides that the Chinese Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the M&A causes the transfer of the actual right of the control of a well-known trademark or historical Chinese trade name in China.

Complying with these requirements could affect our ability to expand our business or maintain our market share in China.

Regulations on Foreign Exchange Registration of Overseas Investment by China Residents

On October 21, 2005, SAFE issued the Notice on Certain Foreign Exchange Matters Concerning Fund Raising by Offshore Special Purpose Vehicle Companies of PRC Residents and Related Round-trip Investment, or Circular No. 75, pursuant to which (i) a China resident must register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle company, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a China resident contributes the assets of, or equity interests in, a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such China resident must undergo procedures for amending the foreign exchange registration for overseas investment with the local branch of SAFE to include information concerning the net assets or equity interests owned by the China resident in the SPV and its status of change; and (iii) when the SPV undergoes a material event outside of China, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investment, guarantees of offshore obligations, or other material events that do not involve return investment, the China resident must, within 30 days after the occurrence of such event, register such change with the local branch of SAFE.

In order to encourage the compliance of Circular No. 75, on May 27, 2011, the SAFE issued Operating Instruction on Foreign Exchange Administration for Domestic Residents Engaging in Financing and Round Trip Investment Via Overseas Special Purpose Vehicles, or Circular No. 19. Circular No. 19 came into effect on July 1, 2011.

Regulations on Overseas Listing

Under the M&A Rules, if an overseas company established or controlled by Chinese domestic companies or citizens intends to acquire equity interests or assets of any other Chinese domestic company affiliated with the Chinese domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval. In addition, the M&A Rules require that an overseas company controlled directly or indirectly by Chinese companies or citizens and holding equity interests of Chinese domestic companies needs to obtain the approval of the CSRC prior to listing its securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, based on their understanding of current Chinese laws, regulations, our China counsel, Jun He Law Firm, has advised us that:

■	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

■

given that the restructuring work conducted in 2007 was to exchange the ownership interest in FIEs, not the Chinese domestic companies, we are not required to submit an application to the CSRC for its approval of the listing on the stock exchange to which we apply.

If, conversely, it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other Chinese regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, delays or restrictions on the repatriation into China of the proceeds from this offering, restrictions on or prohibition of the payments or remittance of dividends by our Chinese subsidiaries, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our stock. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering. See “Risk Factors—Risks Related to Doing Business in China—Any requirement to obtain a prior approval from the China Securities Regulatory Commission could delay this offering, and a failure to obtain such approvals, if required, could have a material adverse effect on our business, results of operations and this offering.”

Regulations on Foreign Currency Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

■	Foreign Currency Administration Rules (2008), or the Exchange Rules; and

■	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of renminbi, or RMB, into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by Chinese entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

In utilizing the proceeds we expect to receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with the Chinese subsidiaries, we may (i) make additional capital contributions to our Chinese subsidiaries, (ii) establish new Chinese subsidiaries and make capital contributions to these new Chinese subsidiaries, (iii) make loans to our Chinese subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to Chinese regulations and approvals. For example:

■	capital contributions to our Chinese subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts; and

■

loans by us to our Chinese subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, on August 29, 2008, and the Supplementary Notice of SAFE Circular No. 142 on July 18, 2011, or SAFE Circular No. 88. Pursuant to SAFE Circulars No. 142 and No. 88, RMB resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, the SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without the SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary fines or penalties. We expect that if we convert the net proceeds from this offering into RMB pursuant to SAFE Circular No. 142, our use of RMB funds will be within the approved business scope of our Chinese subsidiaries. We can use the proceeds to expand our China business such as buying more advanced equipment and importing advanced technology. However, we may not be able to use such RMB funds to make equity investments in China through our Chinese subsidiaries. There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant Chinese governmental authorities, other than nominal processing charges. Under Chinese laws and regulations, the Chinese governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we expect to receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

■	the Companies Law (2005);

■	the Wholly Foreign-Owned Enterprise Law (2000); and

■	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned enterprises, they may allocate a portion of their after-tax profits based on Chinese accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Chinese Enterprise Income Tax

The Chinese enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the Chinese Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the Old EIT Law and regulations. Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatment will continue to enjoy it (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008 and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence in 2008.

Prior to the effectiveness of the New EIT Law on January 1, 2008, domestic companies were generally subject to enterprise income tax at a statutory rate of 33%.

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the New EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only constructive guidance for this definition currently available is set forth in Circular No. 82 issued by the SAT, which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a Chinese enterprise or enterprise group as its primary controlling shareholder. Although we do not have a Chinese enterprise or enterprise group as our primary controlling shareholder and are therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Circular No. 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular No. 82 to evaluate the tax residency status of our legal entities organized outside China.

According to SAT Circular No. 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a China tax resident by virtue of having a “de facto management body” in China and will be subject to Chinese enterprise income tax on its global income only if all of the following conditions set forth in SAT Circular No. 82 are met:

■	the primary location of the day-to-day operational management is in China;

■	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China;

■	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and

■	50% or more of voting board members or senior executives habitually reside in China.

We do not believe that any of our non-Chinese subsidiaries are China tax residents. Each of these companies is a company incorporated outside China. As holding companies, the key assets of these companies and their records, including the resolutions of their respective boards of directors and the resolutions of their respective shareholders, are located and maintained outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a Chinese “resident enterprise” by the Chinese tax authorities. Therefore, we believe that neither our company nor any of our non-Chinese subsidiaries should be treated as a “resident enterprise” for Chinese tax purposes if the criteria for “de facto management body” as set forth in the SAT Circular No. 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the Chinese tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

Although we believe we are not a Chinese resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or TCP HK is considered to be a Chinese resident enterprise, (i) our company or TCP HK would be subject to China enterprise income tax at the rate of 25% on worldwide income; and (ii) dividend income that our company receives from our Chinese subsidiaries, however, would be exempt from the Chinese withholding tax since such income is exempted under the New EIT Law for Chinese resident enterprise recipients. See “Risk Factors—Risk Related to Doing Business in China—Under the Chinese Enterprise Income Tax Law, if we are classified as a “resident enterprise” of China, such classification could result in unfavorable tax consequences to us and our non-Chinese resident investors.”

Taxation on Offshore Transactions

On December 10, 2009, SAT issued Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise, or Circular No. 698, by which the SAT will seek to uncover instances in which it believes taxes should be withheld.

Under SAT Circular No. 698, if a non-resident enterprise transfers the equity interests of a China resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to China competent tax authority of the Chinese resident enterprise this Indirect Transfer. Using a “substance over form” principle, the Chinese tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deterring Chinese tax. As a result, gains derived from such Indirect Transfer may be subject to Chinese withholding tax at a rate of up to 10%. SAT Circular No. 698 also provides that, where a non-Chinese resident enterprise transfers its equity interests in a Chinese resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular No. 698 is retroactively effective as of January 1, 2008. There is uncertainty as to the application of SAT Circular No. 698. SAT Circular No. 698 may be determined by the tax authorities to be applicable to the corporate restructuring transactions where Ellis transferred his interest in the Chinese subsidiaries to TCP HK at cost. Accordingly, there was no “capital gain” consequences for Ellis. However, using a “substance over form” principle, the Chinese tax authority may disregard the existence of TCP HK if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring Chinese tax, and it may make a reasonable adjustment to the transfer price and Ellis may be subject to capital gain tax.

There is uncertainty as to the application of SAT Circular No. 698. For example, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer Chinese tax. SAT Circular No. 698 may be determined by the tax authorities to be applicable to corporate restructure transactions where Ellis transferred his interest in the Chinese subsidiaries to TCP HK if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and Ellis in such transactions may become at risk of being taxed under SAT Circular No. 698 and we may be required to expend valuable resources to comply with SAT Circular No. 698 or to establish that we should not be taxed under the general anti-avoidance rule of the New EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Dividends Withholding Tax

Under the EIT and its implementing regulations, the dividends paid by the local Chinese companies to its non-tax resident, or Non-TREs, overseas shareholders are subject to a 10% dividend tax unless such overseas shareholder enjoys a lower dividends withholding tax rate under a double tax treaty, or DTAs. On August 21, 2006, Hong Kong and mainland China signed the “Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income,” pursuant to which the dividends paid to a Hong Kong entity enjoys a 5% rate instead of 10%.

On February 22, 2009, the SAT issued Notice of the State Administration of Taxation on Issues Concerning the Implementation of Dividend Clauses of Tax Agreement, or Circular No. 81, addressing the implementation of the withholding tax benefit in respect of dividends under the DTAs concluded between China and other countries/regions.

Circular No. 81 sets out the criteria which the dividend recipient must meet in order to claim the relevant treaty benefits for dividends received from China: (i) the Non-TREs must be a tax resident of the other party to the DTA; (ii) the Non-TRE must be the beneficial owner of the dividend; (iii) the dividend must be a dividend or profit distribution determined in accordance with the relevant laws and regulations of China; and (iv) any other criteria set forth by the SAT.

Circular No. 81 emphasizes that the in-charge tax bureaus have the power to make adjustments to any transaction or arrangement to deny the treaty benefits if the main purpose of the deals or transactions is to obtain treaty benefits for dividends.

On October 27, 2009, the SAT issued the Notice of the State Administration of Taxation on How to Understand and Determine the “Beneficial Owner” in Tax Treaties, or Circular No. 601, which further clarifies how to determine whether the Non-TRE is the “beneficial owner of the dividends.” Under Circular No. 601, to qualify as the “beneficial owner” of the dividend, one shall generally engage in “substantive business activity” which is further referred to as manufacturing, trading and management activity. In addition, existence of the following factors generally indicates that the treaty resident is not a “beneficial owner” of the dividends: (i) the treaty resident is obligated to pay or distribute a portion (for example 60% or more) of all of the income within a prescribed timeframe (for example within 12 months of receiving the income); (ii) the treaty resident does not have or almost does not have any other business activities besides ownership of the assets and rights that generate the income; (iii) where the treaty resident is a corporation, its assets, scale of operations, and employee are relatively few and not commensurate with the amount of the income; (iv) the treaty resident has no or almost no controlling rights or disposal rights on the income or assets or rights that generate the income, and bears no or very little risk; and (v) the other treaty country (region) does not tax or exempt the income, or taxes the income at a very low effective tax rate.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, Circular No. 81, and Circular No. 601, we cannot assure you that, if any dividends to be distributed by the Chinese subsidiaries to TCP HK would be subject to only 5% of the dividend withholding tax. See “Risk Factors—Risks Related to Doing Business in China—Dividends payable by our China Subsidiaries to TCP HK may become subject to a higher withholding tax under Chinese tax laws.”

Labor Laws and Social Insurance

Pursuant to the China Labor Law and the China Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the China Labor Contract Law and the China Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

Social Insurance Law

On October 28, 2010, China promulgated the China Social Insurance Law, which came into effect on July 1, 2011. This is the first time that China promulgated a comprehensive law to regulate the five social insurance schemes (pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance). Under the new law, an employer that fails to pay a social insurance contribution in full and on time will be penalized at a rate of 0.05% of the outstanding payment per day starting from the date of default. On default of payment by the due date, an additional penalty may be charged between 100% to 300% of the late payment of the social insurance premiums. As a result, failure to make the statutorily required social insurance contribution will subject the Chinese subsidiaries to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. See “Risk Factors—Risks Related to Doing Business in China—The enforcement of Chinese labor contract law may increase our costs and decrease our net income.”

The Social Insurance Law is applicable to expatriate employees who are non-Chinese citizens, which may make it more expensive for our Chinese subsidiaries to hire expatriates.

Regulations on the Control of Pollution Caused by Electronic Information Products

On February 28, 2006, China’s Ministry of Industry and Information Technology and several other governmental authorities jointly promulgated the “Administrative Measure for Controlling Pollution Caused by EIPs Regulation,” or the Administrative Measure, often called “China RoHS.” China RoHS was intended to address growing concerns about potentially hazardous materials contained in electronic products, and it is similar to the European Union’s Restriction on Hazardous Substances Directive , or EU RoHS, in terms of currently restricted substances containing lead, mercury, hexavalent chromium, cadmium, polybrominated biphenyl flame retardants and polybrominated diphenyl ether flame retardants.

China RoHS covers all EIPs in the supply chain. It essentially applies to the design, manufacture, sale and import of EIPs containing “toxic and hazardous substances or elements.” Return, process, and recyclability of EIPs after disposal are not under the scope of the Administrative Measure. China RoHS is applicable to Chinese enterprises, foreign enterprises, manufacturers, retailers, and importers.

EIPs are defined as “electronic radar products, electronic communications products, radio and television products, computer products, home electronic products, electronic instrument measuring products, specialized electronic products, electronic components and parts, electronic applications, electronic materials, and accessories.” On July 16, 2010, the coverage of China RoHS was extended from “electronic information products” to “electrical and electronic products.”

The products of our company contain mercury. Therefore, the Chinese subsidiaries are required to meet the China RoHS standard. Our company is in compliance with China RoHS. Other countries where we market our products also have requirements comparable to China or EU RoHS that apply to the import of electrical and electronic equipment. We are in compliance with RoHS requirements applicable in the countries into which we export our products.

Use of Corporate Chops

Under Chinese law, legal documents for corporate transactions, including contracts such as the contracts and leases that our business relies on, are executed using “chops,” instruments that contain either the official seal of the signing entity or the signature of a legal representative whose designation is registered and filed with Chinese Administration of Industry and Commerce, or AIC. Our Chinese subsidiaries generally execute legal documents with chops or seals, rather than the signatures of the designated legal representatives. Each of our Chinese subsidiaries maintains a Company Chop and a Contract Chop, which are held by such subsidiary’s General Manager’s Office Executive Assistant; a Finance Chop, which is held by such subsidiary’s Finance Manager or Vice Manager; and an Invoice/Fapiao Chop, which is held by such subsidiary’s accountant. The Company Chop is used most commonly by each of our Chinese subsidiaries in its daily operations. Any document bearing the Company Chop indicates that the applicable company has authorized or accepted its terms and agreed to be bound by the content of such document. The Contract Chop is used for contract execution purposes, such as for executing commercial sales or purchase contracts, procurement contracts, office leases and other contracts. The Finance Chop is used to open bank accounts, issue checks and, along with the Invoice/Fapiao Chop, to issue invoices. The legal representative of each of our subsidiaries may also utilize a Legal Representative Chop, which is a personal rather than corporate chop frequently used by administrative and finance departments on behalf of such representative for important governmental documents.

MANAGEMENT

Senior Management and Directors

The following table sets forth the names, ages, and position(s) of our senior management and directors:*

NAME	AGE	POSITION(S)
Ellis Yan	57	Chief Executive Officer and Director [1]
Solomon Yan	67	President and Director [2]
Kevin Bagby	60	Chief Financial Officer [1]
Valarie Campbell	43	Chief Financial Officer–North America [1]
Xie Yi Hua	48	Senior Vice President-Manufacturing [2]
Nai Qi Zhao	49	Senior Vice President-Information Technology/Planning [2]
Timothy Chen	50	Senior Vice President-Research and Development [1]
Tim Cremer	49	Senior Vice President-European Operations [3]
Jurgen M.J. Borgt	38	Director [4]
Matthias Belz	43	Director [4]

*	The board of directors is still being formed. We expect that three additional directors will be appointed to our board prior to the completion of this offering. In addition, Messrs. Borgt and Belz are expected to resign as directors prior to the completion of this offering.
[1]	The business address of this director or member of senior management is 325 Campus Drive, Aurora, Ohio 44202.
[2]	The business address of this director or member of senior management is No. 139 Wangdong Rd (S), Songjiang, Shanghai, PRC 201601.
[3]	The business address of this director or member of senior management is Mountbattenweg 1, 5466AX Veghel, The Netherlands.
[4]	The business address of this director is Rue de Candolle 17, P.O. Box 604, 1211 Geneva 4, Switzerland.

Ellis Yan. Ellis Yan has served as our Chief Executive Officer and as a director since 2010 and has served as the President and Chief Executive Officer of TCP US since 1993. Mr. Yan holds a Bachelor’s degree in accounting from Cleveland State University and received an Honorary Doctor of Business Administration degree from Cleveland State University. Mr. Yan has been in the lighting business since 1986. In 1989, Mr. Yan, together with his brother Solomon Yan, began developing, manufacturing and assembling lighting products and the components used in those products in China. In 1993, he founded TCP US. From November 2009 until October 2011, Mr. Yan served on the board of directors of GreenField Solar Corp., a company in the solar energy field making high intensity photovoltaic concentrator systems.

Solomon Yan. Solomon Yan has served as our President and as a director since our founding and has served as President of TCP’s Chinese subsidiaries since 1995. He holds a Bachelor’s degree from East China University of Science and Technology. Mr. Yan has been in the lighting business since 1989 when he and his brother, Ellis Yan, began developing, manufacturing and assembling lighting products and the components used in those products in China.

Kevin Bagby. Kevin Bagby serves as the Chief Financial Officer. He joined our Company in 2012. Kevin previously served as Chief Financial Officer of Revstone Industries, LLC during 2011. Prior to that, he served as the Chief Financial Officer and Vice President of Finance at Shiloh Industries from 2008 to 2011. Kevin also served as Vice President of Finance, Chief Financial Officer, Treasurer and Secretary of FreightCar America from 2004 to 2008. He holds a Bachelor of Business Administration degree from Kent State University and a Master’s of Business Administration from George Mason University.

Valarie Campbell. Valarie Campbell joined TCP US in 2002 as its Controller. She became the Chief Financial Officer and Treasurer of TCP US in 2004 and served as the Chief Financial Officer of TCP until the appointment of Kevin Bagby to the Chief Financial Officer position. Valarie currently serves as the Chief Financial Officer–North America of TCP. Valarie previously served as Corporate Controller of Complient Corp., a company focused on the management of business compliance issues. Valarie holds a Bachelor of Science degree from Kent State University. She is a Certified Public Accountant and a Certified Management Accountant.

Xie Yi Hua. Xie Yi Hua joined TCP Asia in 2006. He serves as the Senior Vice President-Manufacturing. He previously served as the Vice General Manager of Yangzhou Qiangling Co., Ltd., one of our Chinese subsidiaries. Prior to joining us, he served as Production Director of Fei Xin Lighting Co. He holds a Bachelor of Mechanic degree from Jiangsu Radio and Television University and a Master’s of Business Administration from Nanjing University of Science and Technology.

Nai Qi Zhao. Nai Qi Zhao joined TCP Asia in 2003. He serves as TCP’s Senior Vice President-Information Technology/Planning and previously served as the Chief Information Officer for various entities within our Company and as Vice President for Supply Chain of Shanghai Qiang Ling Electronic Co., Ltd. He holds a Bachelor’s degree from Shanghai University of Science and Technology.

Timothy Chen. Timothy Chen joined TCP US in 2009. He serves as the Senior Vice President-Research and Development of TCP US. Prior to joining TCP US, he worked at General Electric from 1999 to 2009 as Design Manager with GE Lighting. Timothy has over 23 years of experience in lighting and electronic systems. He holds a Bachelor of Science degree in electrical engineering from Tainjin University and a Master of Engineering degree in electrical engineering from Tsinghua University.

Tim Cremer. Tim Cremer joined the predecessor entity of TCP BV in 2009. He serves as our Senior Vice President-European Operations and has served as President and Chief Executive Officer of TCP BV. Prior to joining us, he served as the Vice President of Royal Philips Electronics from 2002 to 2007 and as the founding Chief Executive Officer of Lemnis Lighting from 2007 to 2008. Tim holds a Bachelor’s degree in Mechanical Engineering and a Master of Science degree in Business Engineering from Technical University Delft in the Netherlands.

Jurgen M.J. Borgt. Jurgen M.J. Borgt became a director of TCP in 2010 in connection with our formation, to provide Swiss representation on our board of directors. He joined TMF Group (previously Equity Trust) in Switzerland in 2008 and is currently the Director of Corporate Services. He previously served as the Senior Manager of Corporate Clients at Equity Trust. From 2006 to 2008, Jurgen served as the Deputy Director of Wilmington Trust SP Services in Luxembourg. He has a degree in law from Utrecht University.

Matthias Belz. Matthias Belz became a director of TCP in 2010 in connection with our formation, to provide Swiss representation on our board of directors. He is the Managing Director at TMF Group (previously Equity Trust) in Switzerland, having joined Equity Trust in 2002. Matthias has a degree in economics from Justus Liebig University.

Board of Directors

Other than the matters reserved for the shareholders’ meeting in accordance with Swiss law, our board of directors is entrusted with our ultimate direction and the supervision of management. Our board of directors has delegated operational management to our executive management unless otherwise required by law, our articles of association or our organizational regulations.

Our articles of association provide that we have at least three directors but no more than nine directors, as shall be determined from time to time by our board of directors. All of our directors are elected by the vote of the holders of a majority of the common shares represented at a shareholders’ meeting, and directors may be removed at any time with or without cause by the holders of a majority of the common shares represented at a shareholders’ meeting. All vacancies on our board of directors must be filled by a vote of our shareholders.

Committees of Our Board of Directors

Prior to the consummation of this offering, our board of directors will establish an Audit Committee. The composition, duties and responsibilities of this committee are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee. The Audit Committee will be responsible for, among other matters: (i) recommending to our board the appointment or replacement of our independent registered public accounting firm; (ii) compensating, evaluating, and overseeing our independent registered public accounting firm; (iii) discussing with our independent registered public accounting firm their independence from management; (iv) reviewing with our independent registered public accounting firm the scope, conduct, and results of their audit; (v) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (vi) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC; (vii) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (8) overseeing our legal compliance process; and (9) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our Audit Committee will consist of three independent directors, one of whom will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.tcpi.com upon the completion of this offering. The information on, or accessible through, our website does not constitute part of this prospectus.

Controlled Company

Upon completion of this offering, Ellis Yan, our Chief Executive Officer, and his affiliates will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” under the corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain governance requirements, including the requirements:

■	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the stock exchange to which we apply;

■

that the compensation of our Chief Executive Officer and or other executive officers be determined or recommended to the board by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or a compensation committee comprised solely of independent directors; and

■

that director nominees must either be selected or recommended for the board’s selection by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate or a nominations committee comprised solely of independent directors.

These exemptions do not modify our obligation to have executive sessions at which only independent directors are present.

Compensation, Shareholdings, Options and Loans

Compensation for Members of our Board of Directors

Prior to the consummation of this offering, we intend to agree to pay the following types of compensation to each of our non-employee directors for their services as non-executive members of our board of directors:

■	$ as an annual retainer;

■	$ as an additional annual retainer for the Chairman of the Board;

■	$ as an additional annual retainer for the Audit Committee chair;

■	$ for attending each Board meeting convened in person and $ for attending each board meeting convened by teleconference; and

■	$ for attending each Committee meeting convened in person and $ for attending each Committee meeting convened by teleconference.

Compensation for our Senior Management

The aggregate compensation, including bonuses, for members of the senior management (consisting of seven members in 2011) for the year ended December 31, 2011 was approximately $2.1 million. This compensation amount does not include any compensation for Kevin Bagby, who joined us in 2012 as the Chief Financial Officer.

Ellis Yan entered into an employment agreement with TCP US on             , 2012 for a term of three years. Under his employment agreement, he is paid an annual base salary of $             and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year. He is also eligible for equity-based awards. If his employment agreement is not renewed by TCP US or if he is terminated without cause or should he terminate his employment for good reason, he is entitled to severance comprised of             .

Solomon Yan entered into an employment agreement with Shanghai Qiangling Electronic Co., Ltd. on March 20, 2012, for a term of three years. Under his employment agreement, he is paid an annual base salary of RMB 2,000,000 (approximately $314,000) and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year. He is also eligible for equity-based awards. If his employment agreement is not renewed by Shanghai Qiangling Electronic Co., Ltd. or if he is terminated without cause or should he terminate his employment for good reason, he is entitled to severance comprised of base salary for three years from the date of termination. In addition, Mr. Yan is entitled to any earned but unpaid bonus and health insurance benefit. In the event of a change of control in which Mr. Yan is not offered the same or a comparable position in the surviving company, any stock options held by Mr. Yan will accelerate and become vested and exercisable immediately, in addition to the severance benefits described immediately above.

Kevin Bagby entered into an employment agreement with TCP US on March 8, 2012 for a term of two years. Under his employment agreement, he is paid an annual base salary of $275,000 and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year. He is also eligible for equity-based awards. If his employment agreement is not renewed by TCP US or if he is terminated without cause or if he terminates his employment for good reason, he is entitled to severance comprised of continuing salary for 18 months and any earned but unpaid bonus up to the effective date of termination. In addition, Mr. Bagby is entitled to either continuation of medical, dental and other health benefit plans or reimbursement of premiums for similar coverage and payment of any accrued or unused vacation. In the event of a change of control in which Mr. Bagby is not offered the same or comparable position in the surviving company, any stock options held by Mr. Bagby will accelerate and become vested and exercisable immediately, in addition to the severance benefits described immediately above.

Valarie Campbell entered into an employment agreement with TCP US on September 1, 2008 for a term of three years with automatic one year renewals unless the agreement is terminated by either party. Under her employment agreement, she is paid an annual base salary of $190,000 and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year. She is also eligible for equity-based awards. If her employment agreement is not renewed by TCP US or if she is terminated without cause or should she terminate her employment for good reason, she is entitled to severance comprised of continuing salary for two years and any earned but unpaid bonus for the preceding fiscal year and any prorated bonus for the current fiscal year. In addition, Ms. Campbell is entitled to continuation of medical, dental, and other health benefit plans, payment of any accrued or unused vacation, and outplacement services. In the event of a change of control in which Ms. Campbell is not offered the same or a comparable position in the surviving company, any stock options held by Ms. Campbell will accelerate and become vested and exercisable immediately, in addition to the severance benefits described immediately above.

Timothy Chen entered into an employment agreement with TCP US on February 2, 2009 for a term of three years with automatic one year renewals unless the agreement is terminated by either party. Under his employment agreement, he is paid an annual base salary of $142,000 and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year. He is also eligible for equity-based awards. If his employment agreement is not renewed by TCP US or if he is terminated without cause or should he terminate his employment for good reason, he is entitled to severance comprised of continuing salary for two years and any earned but unpaid bonus for the preceding fiscal year and any prorated bonus for the current fiscal year. In addition, Mr. Chen is entitled to continuation of medical, dental, and other health benefit plans and payment of any accrued or unused vacation. In the event of a change of control in which Mr. Chen is not offered the same or a comparable position in the surviving company, any stock options held by Mr. Chen will accelerate and become vested and exercisable immediately, in addition to the severance benefits described immediately above.

Tim Cremer entered into an employment agreement with TCP BV as of                 , 2012 for an indefinite term, not to exceed the time at which Mr. Cremer reaches age 65. Under his employment agreement, his initial annual base salary is €                 (approximately $                ) which is subject to a fixed annual increase of     %. Mr. Cremer is also eligible to receive a bonus. If his employment agreement is terminated by TCP BV without cause or should he terminate his employment for good reason, he is entitled to severance comprised of continuing salary for              and any earned but unpaid bonus for the preceding fiscal year and any prorated bonus for the current fiscal year. In addition, Mr. Cremer is entitled to payment of any accrued or unused vacation. In the event of a change of control in which Mr. Cremer is not offered the same or a comparable position in the surviving company, Mr. Cremer is entitled to the severance benefits described immediately above.

Nai Qi Zhao entered into an employment agreement with Shanghai Qiangling Electronic Co., Ltd on March 20, 2012 for a term of two years with automatic one year renewals unless the agreement is terminated by either party. Under his employment agreement, he is paid an annual base salary of RMB 500,000 (approximately $79,000) and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year. He is also eligible for equity-based awards. If his employment agreement is not renewed by Shanghai Qiangling Electronic Co., Ltd. or if he is terminated without cause or should he terminate his employment for good reason, he is entitled to severance comprised of base salary for 18 months from the date of termination. In addition, Mr. Zhao is entitled to any earned but unpaid bonus and health insurance benefit. In the event of a change of control in which Mr. Zhao is not offered the same or a comparable position in the surviving company, any stock options held by Mr. Zhao will accelerate and become vested and exercisable immediately, in addition to the severance benefits described immediately above.

Xie Yi Hua entered into an employment agreement with Yangzhou Qiangling Co., Ltd. on March 20, 2012 for a term of two years with automatic one year renewals unless the agreement is terminated by either party. Under his employment agreement, he is paid an annual base salary of RMB 500,000 (approximately $79,000) and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year. He is also eligible for equity-based awards. If his employment agreement is not renewed by Yangzhou Qiangling Co., Ltd. or if he is terminated without cause or should he terminate his employment for good reason, he is entitled to severance comprised of base salary for 18 months from the date of termination. In addition, Mr. Xie is entitled to any earned but unpaid bonus and health insurance benefit. In the event of a change of control in which Mr. Xie is not offered the same or a comparable position in the surviving company, any stock options held by Mr. Xie will accelerate and become vested and exercisable immediately, in addition to the severance benefits described immediately above.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a Code of Business Conduct and Ethics applicable to all of our directors, senior management and employees. A copy of this Code will be available on our corporate website at www.tcpi.com. We expect that any amendments to this Code, or any waivers of its requirements, will be disclosed on our website. The information on, or accessible through, our website does not constitute part of this prospectus.

Loans Granted by our Company to Members of our Board of Directors or our Senior Management

As of the date of this prospectus, there are no loans granted by us to members of our board of directors or senior management.

Transactions with Members of our Board of Directors or our Senior Management

Except as disclosed herein, there are no interests of any member of our board of directors or senior management in transactions effected by us.

Prior to the consummation of this offering, we will enter into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their duties as a director subject to customary exclusions for breaches of fiduciary duties and Swiss law. We may also enter into similar arrangements with our senior management. Insofar as indemnification for liabilities arising under the Securities Act may be permitted, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Employee Benefit Plans

2012 Incentive Stock Plan

On                     , 2012, our board of directors adopted our 2012 Incentive Stock Plan, or the Plan. The Plan provides for the grant of awards to our officers, key employees and consultants. The type of awards that may be granted are stock options, restricted stock awards and stock equivalent awards, including stock appreciation rights. The Plan is governed by the laws of Switzerland.

Plan Administration. The Plan may be administered by our board of directors or any committee appointed by the board, or the Plan Administrator. Subject to the provisions of the Plan, the Plan Administrator is authorized to, among other things, grant awards, accelerate vesting on change of control, to interpret the Plan, to prescribe, amend and rescind the rules and regulations relating to the Plan and to make other necessary or advisable determinations.

In determining participants to whom awards will be granted and the number of shares subject to such award, the Plan Administrator shall take into account the duties of the participants, their present and potential contributions and such other factors as the Plan Administrator deems relevant. In no event shall a participant receive an award to acquire more than              common shares in any one calendar year.

A total of              common shares will be authorized to be issued under the Plan. Shares that are subject to awards that are forfeited, terminated or cancelled will be available for future issuance. As of the date of this prospectus, a total of              common shares are subject to outstanding awards.

Types of Awards. The following is a description of the types of awards that may be assigned:

■

Options. An option is the right to purchase our shares at a future date at a specified price and includes either incentive stock options, non-qualified stock options or a combination of the two. The exercise price of each option, whether an incentive stock option or non-qualified stock option, may not be less than the fair market value of the common shares at the date of grant. The exercise price of each incentive stock option granted to any participant possessing more than 10% of our combined voting power of all classes of our capital stock, or, if applicable, a parent or subsidiary of ours, on the date of grant must not be less than 110% of the fair market value on that date, and no such option may be exercisable more than five years after the date of grant. Options (other than certain incentive stock options as described above) granted will be exercisable for a term of not more than ten years from the date of grant but shall be subject to earlier termination.

■

Restricted Stock Awards. Restricted stock awards are rights to receive common shares subject to forfeiture and other restrictions determined by the Plan Administrator. Generally, the number of common shares subject to the restricted stock award shall be issued in the recipient’s name and the recipient shall be a shareholder and have all the rights of a shareholder with respect to such shares including the right to vote such shares and to receive dividends and other distributions; provided, however, that dividends on any shares subject to a restricted stock award that have not previously vested may be paid directly to the participant, withheld by or subject to vesting or reinvested in additional shares subject to a restricted stock award with similar vesting provisions as determined by the Plan Administrator. Until the restrictions with respect to any restricted stock award lapse, the shares will be held by us and may not be sold or otherwise transferred by the employee. Except as otherwise determined by the Plan Administrator, until the restrictions lapse, the shares will be forfeited if the employee’s employment is terminated for any reason. Restricted stock awards may vest upon either the passage of time or the achievement of one or more performance goals.

■

Stock Equivalent Awards. Stock equivalent awards include SARs and stock unit awards. An SAR is a right granted to a participant to receive shares of common stock or cash, or a combination thereof, in an amount equal to the excess of (a) the fair market value of a share of common stock on the date the SAR is exercised over (b) the fair market value of a share of common stock on the date the SAR was granted or, if granted in tandem with an option, at the discretion of the Plan Administrator, the option price of the shares subject to the option. SARs may be granted in tandem with an option or on a stand alone basis. Stock unit awards may be granted on such terms as the Plan Administrator may determine. A participant awarded stock units will not be deemed the beneficial owner of shares underlying the stock unit. Each stock unit will represent the right of the participant to receive an amount equal to the fair market value of a share of common stock on the date of payment of such stock unit. A holder of stock units will have no rights other than those of a general creditor of ours. Payments made with respect to stock units may be made in the form of cash, shares or a combination of both and at such time as determined by the Plan Administrator at the time of the grant of the stock unit. Stock unit awards may vest either based on the passage of time or the achievement of one or more performance goals.

Adjustment of Awards. Awards granted under the Plan will be subject to adjustment upon stock dividend, stock split, recapitalization, merger, consolidation, combination, or exchange of shares, separation, reorganization or liquidation event, or other similar events, or in the event of extraordinary cash or non-cash dividends being declared with respect to the shares, or similar transactions or events. Upon the occurrence of a specified event, the number and class of shares available under the Plan in the aggregate and the number and class of shares subject to outstanding awards, applicable purchase prices and other applicable provisions, will be equitably adjusted by the Plan Administrator.

Termination of the Plan. The Plan will terminate on             , and awards will not be granted under the Plan after that date although the terms of any award may be amended in accordance with the Plan at any date prior to the end of the term of such award. Any awards outstanding at the time of termination of the Plan will continue in full force and effect according to the terms and conditions of the award and the Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares as of                     , 2012 and as adjusted to reflect the sale of our common shares in this offering by:

■	each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding common shares;

■	each of our members of senior management;

■	each of our directors; and

■	all of our directors and senior management as a group.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Common shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of                     , 2012 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Percentage ownership is based on common shares outstanding on                     , 2012 and on common shares outstanding following the closing of this offering, excluding and including the underwriters’ over-allotment option.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power over our common shares shown as beneficially owned by it. Those shareholders that own 5% or more of our outstanding common shares do not have different voting rights from our other shareholders.

COMMON SHARES BENEFICIALLY OWNED AFTER THE OFFERING
NAME	COMMON SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING			EXCLUDING OVER- ALLOTMENT OPTION		INCLUDING OVER- ALLOTMENT OPTION
	NUMBER		PERCENT	NUMBER	PERCENT	NUMBER	PERCENT
Non-Management Shareholders:

Lillian Yan Irrevocable Stock Trust [1] 10330 Bartholomew Drive Auburn, Ohio 44023	9,373,500		4.6%

Senior Management and Directors:

Ellis Yan [2] 6597 Nicholas Boulevard 401 Naples, Florida 34108	105,308,270	[3]	51.2%

Solomon Yan [2] No. 139 Wangdong Rd (S), Songjiang Shanghai, PRC 201601	90,852,530		44.2%

Kevin Bagby	—		—

Valarie Campbell	—		—

Xie Yi Hua	—		—

Nai Qi Zhao	—		—

Timothy Chen	—		—

Tim Cremer	—		—

Jurgen M.J. Borgt	—		—

Matthias Belz	—		—

All directors and senior management as a group (Ten members)	196,160,800		95.4%

As of the date of this prospectus, 114,681,770 of our outstanding common shares are held by two record holders in the United States, representing 55.8% of our total outstanding shares.

Shareholders Agreement

Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust are parties to a Shareholders Agreement as of March 21, 2012, which sets forth certain significant provisions that will survive the consummation of this offering relating to, among other things, our board of directors and transfer restrictions.

[1]	Lillian Yan is the beneficiary of the trust and is the daughter of Ellis Yan. The trustees of the trust are Valarie Campbell, our Chief Financial Officer—North America, and Ira Kaplan, a partner of Benesch, Friedlander, Coplan & Aronoff LLP, our outside legal counsel.
[2]	Ellis Yan and Solomon Yan are brothers. Ellis Yan and Solomon Yan are parties to a Stock Purchase Agreement described in this section under “Stock Purchase Agreement.”
[3]	We initially issued 109,308,270 common shares to Ellis Yan. Ellis Yan transferred 4,000,000 shares to the Lillian Yan Irrevocable Stock Trust on December 30, 2010.

Board of Directors. The Shareholders Agreement provides that, as long as the parties to the Shareholders Agreement own a majority of the outstanding common shares, each of the parties will vote his or its common shares and take all other necessary actions to cause our board of directors to include (i) Ellis Yan (or his designee), as long as he owns one common share, (ii) Solomon Yan (or his designee), as long as he owns one common share, and (iii) such other nominees as designated by Ellis Yan. This voting obligation generally requires a vote against the removal of any director referred to above and a vote for filling any vacancy created by resignation, removal or death of a director with an individual designated by the shareholder.

Transfer Restrictions. The Shareholders Agreement places certain restrictions on the transfer of the common shares held by the parties to that agreement. With certain limited exceptions, those parties cannot transfer the common shares they hold without first offering those common shares to the other parties.

Stock Purchase Agreement

On February 29, 2012, Ellis Yan and Solomon Yan (Zhaoling Yan) entered into a stock purchase agreement, or the Stock Purchase Agreement. Under the Stock Purchase Agreement, Solomon Yan agreed to transfer 23,026,211 of our common shares to Ellis Yan for nominal consideration such that Ellis Yan will hold 62.4% of our common shares outstanding before giving effect to this offering and Solomon Yan will hold 33.0% of our common shares outstanding before giving effect to this offering. The consummation of the transfer of common shares contemplated by the Stock Purchase Agreement is conditioned upon the occurrence of certain events, which are not expected to be satisfied prior to December 31, 2013. Although the conditions are not expected to be satisfied prior to December 31, 2013, the conditions may be waived by Solomon Yan and also may be deemed to be satisfied under certain circumstances described in the Stock Purchase Agreement.

RELATED PARTY TRANSACTIONS

Transactions with Our Directors and Principal Officers

As of the date hereof, no loans are outstanding from us or our Chinese subsidiaries to our directors and executive officers or their relatives, or from our directors and executive officers or their relatives to us or our Chinese subsidiaries. No such loan to or from our directors and executive officers or their relatives is expected to be made in the future. From 2005 to 2011, certain of our Chinese subsidiaries made non-interest bearing loans to Ellis Yan and Solomon Yan, for both business and personal reasons. All business related loans were repaid prior to December 31, 2011. During that same period, Ellis Yan, Solomon Yan and Solomon Yan’s wife made non-interest bearing loans, principally from the proceeds of sales of their personal investments, to finance ongoing capital needs of certain of our Chinese subsidiaries. Since January 1, 2009, the largest amounts owed, in the aggregate, to our Chinese subsidiaries by Ellis Yan and Solomon Yan were $9.2 million at March 8, 2010 and $15.6 million at January 15, 2010, respectively. As of December 31, 2011, the principal amount owed to Ellis Yan was $4.3 million, and the principal amount due from Solomon Yan was $12.7 million. When aggregated, the net amount owed to the Chinese subsidiaries and VIEs was $8.4 million at December 31, 2011. In addition, as of December 31, 2011, certain of our Chinese subsidiaries owed Solomon Yan’s wife an aggregate amount of RMB 3.7 million (approximately $580,000 at current exchange rates). She was repaid in March 2012. In the same month, the boards of directors of these Chinese subsidiaries agreed to extinguish the net aggregate outstanding balance due from Solomon Yan. At the same time, Ellis and Solomon Yan agreed to extinguish the outstanding balances due to them from the Chinese subsidiaries. The net aggregate amounts owed to those Chinese subsidiaries would have been approximately $11.1 million on the date of extinguishment. Because these loans were non-interest bearing loans they were not deemed to be at arm’s length.

In August 2011, we sold the stock of one of our Chinese subsidiaries to an entity owned and controlled by Ellis Yan and Solomon Yan for $27.3 million, equal to the tax basis of our investment in the subsidiary. The subsidiary’s principal business is unrelated to TCP. The sale resulted in a book loss to us of $9.2 million, equal to the difference between the cost basis of the net assets and the purchase price. This loss was recorded as a direct charge to our equity since the transaction was between entities under common control. We settled this transaction in a non-cash manner by offsetting the amount due from the shareholder resulting from this sale against payables we had to the shareholders. We will have no continuing activity with this entity and accordingly it has been reflected as discontinued operations in the accompanying consolidated financial statements. There was no tax benefit allocated to discontinued operations since this entity had historical losses with no tax benefit recorded. Due to the nature of this transaction, the sale is not deemed to be at arm’s length.

In June 2011, TCP BV made a loan to the Cremer Group, which is wholly owned by Tim Cremer, our Senior Vice President–European Operations. The initial amount of the loan and the largest amount ever outstanding on the loan was €100,000 (approximately $129,000 at current exchange rates). The loan had an interest rate of 5%. The balance of €78,559 (approximately $104,000) was repaid as of March 22, 2012. TCP BV is part of TCP Europe which we will acquire in 2012 prior to the completion of this offering. TCP Europe’s operations were previously consolidated with our financial results since 2010 due to Ellis Yan’s funding and general oversight of TCP Europe. The interest rate charged to the Cremer Group was at a rate comparable to what would be received or paid in a similar transaction with an independent third party.

Solomon Yan owns Zhenjiang Qiangling Energy Saving Light Sources Co., Ltd., or ZQL Energy, to which Zhenjiang Qiangling Electronic Co. Ltd., or ZQL, one of the our Chinese subsidiaries, sells CFLs. For the year ended December 31, 2010, ZQL sold goods of RMB 8.0 million ($1.2 million at current exchange rates) to ZQL Energy. There were no sales to ZQL Energy during 2009 or 2011. These purchases were at prices that would have been received or paid in a similar transaction with an independent third party.

On February 29, 2012, Ellis Yan and Solomon Yan (Zhaoling Yan) entered into the Stock Purchase Agreement. Under the Stock Purchase Agreement, Solomon Yan agreed to transfer 23,026,211 of our common shares to Ellis Yan for nominal consideration such that Ellis Yan will hold 62.4% of our common shares outstanding before giving effect to this offering and Solomon Yan will hold 33.0% of our common shares outstanding before giving effect to this offering. The consummation of the transfer of common shares contemplated by the Stock Purchase Agreement is conditioned upon the occurrence of certain events, which are not expected to be satisfied prior to December 31, 2013. Although the conditions are not expected to be satisfied prior to December 31, 2013, the conditions may be waived by Solomon Yan and also may be deemed to be satisfied under certain circumstances described in the Stock Purchase Agreement.

Transactions with Our VIEs

Solomon Yan’s wife owns Zhenjiang Fengxin Electronic Equipment Co., Ltd., or ZFX, from which ZQL purchases semi-finished products and components. ZFX also purchases goods from and assembles components for ZQL. For the years ended December 31, 2009, 2010 and 2011, ZQL purchased goods of $18,000, $1.2 million and $3.8 million, respectively, from ZFX. For the years ended December 31, 2009, 2010 and 2011, ZFX purchased goods of $200,000, $300,000, and $800,000, respectively, from ZQL.

ZFX previously leased space in its facility to ZQL. Based on square meters occupied, the annual rental expense under the lease was RMB 90,000 (approximately $13,000), RMB 806,000 RMB (approximately $120,000) and RMB 1.6 million (approximately $250,000) in 2009, 2010 and 2011, respectively. The lease expired September 26, 2011 and was not renewed.

Solomon Yan’s wife owns Shanghai Fengxin Energy-Saving Eco-Friendly Technology Limited, or SFX, which leases warehouse and office space to Shanghai Qiangling Electronic Co., Ltd., or SQL, one of our Chinese subsidiaries. The term of the lease is for one year from January 1, 2012 through December 31, 2012. SQL pays rent of RMB 771,000 (approximately $121,000 at current exchange rates) per year to SFX.

TCP US leases its facility from TCP Campus Drive, LLC, or Campus Drive, which is wholly-owned by Yan Properties, LLC, of which Ellis Yan is president and owner. TCP US entered into a net lease with Campus Drive on June 16, 2006, as amended on April 12, 2007. The lease commenced on June 15, 2007 for a term of 15 years.

All transactions with our VIEs are at rates comparable to what would be charged or paid in a transaction with an independent third party and are eliminated in consolidation.

Transactions with Our Affiliates and Associates

TCP US incurred expenses for website development and engineering and translation services performed by either relatives or entities owned by relatives of Ellis Yan. These expenses amounted to $193,000 in 2009, $56,000 in 2010 and $22,000 in 2011, and were at rates comparable to what would be charged or paid in a transaction with an independent third party.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is a summary. This summary is not complete and is subject to the complete text of our articles of association and our organizational regulations. We encourage you to read those documents carefully.

Description of Share Capital

Issued Share Capital. Prior to the completion of this offering, we expect to have an issued and outstanding fully paid-in share capital CHF 20,553,430.00. Prior to the issuance of the shares to be sold in this offering, there will be 205,534,300 common shares outstanding. After the completion of this offering, we will have an issued and outstanding share capital of CHF             , consisting of              common shares, par value CHF 0.10 per share.

Set out below is information concerning our shares and a brief summary of some of the significant provisions of our articles of association and organizational regulations, which are included as exhibits to the registration statement of which this prospectus forms a part, and the Swiss Code of Obligations, or the Swiss Code. This description does not purport to be complete and is qualified by reference to our articles of association, our organizational regulations and the Swiss Code.

Preemptive Rights and Advance Subscription Rights

Under the Swiss Code, the prior approval of a meeting of shareholders is generally required to authorize, for later issuance, the issuance of shares, or rights to subscribe for, or convert into, shares (which rights may be connected to debt instruments or other obligations), subject to the limitations set forth below under “—Authorized Share Capital” and “—Conditional Share Capital.” In addition, existing shareholders will have preemptive rights and advance subscription rights in relation to such shares or rights in proportion to the respective par values of their holdings. The shareholders may, with the affirmative vote of shareholders holding two-thirds of the voting rights and a majority of the par value of the shares represented at a meeting, withdraw or limit the preemptive rights and advance subscription rights for valid reasons (such as a merger or an acquisition). The increase in the share capital is first approved at a meeting of shareholders. The board of directors then has three months to perform all necessary steps to have the shares issued, including sending a notice to all shareholders setting forth the terms on which they can buy shares. The shareholders must be given a reasonable period of time to exercise the rights.

If the meeting of shareholders has approved the creation of authorized share capital, it thereby may delegate the decision whether to withdraw or limit the preemptive and advance subscription rights for valid reasons to the board. Our articles of association provide for this delegation with respect to our authorized share capital in the circumstances described below under “—Authorized Share Capital.”

Authorized Share Capital

Under our articles of association, the board of directors is authorized to increase the share capital in one or several steps until                     , 2013 by a maximum amount of             common shares. Such shares may be used for acquisitions, for strategic partners, listings on other exchanges and to cover the over-allotment option of the underwriters. The board is authorized to withdraw or limit the preemptive rights of the shareholders and to allot them to third parties as follows:

■

for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any of such transactions, or for the financing of new investment plans of TCP; or

■

for purposes of broadening the shareholder constituency of TCP in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign exchanges; or

■	for purposes of granting an over-allotment option of up to % of the total number of shares in a placement or sale of shares to the respective initial purchasers or underwriter(s).

Conditional Share Capital

In addition, our articles of association provide for the share capital to be increased in an amount not to exceed             % of the share capital, which can be used for our 2012 Incentive Stock Plan. These shares will not be subject to the preemptive rights and advance subscription rights for shareholders.

Dividends and Other Distributions

Under Swiss law, dividends may be paid out only if we have sufficient distributable profits from the previous fiscal year, or if we have distributable reserves, each as will be presented on our audited annual stand-alone “statutory” balance sheet. The board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments are subject to the approval of shareholders holding an absolute majority of the votes cast at a meeting of shareholders. Payments out of our share capital (in other words, the aggregate par value of our registered share capital) in the form of dividends are not allowed; however, payments out of share capital may be made by way of a capital reduction. Such a capital reduction requires the approval of shareholders holding an absolute majority of the votes cast at a meeting of shareholders (not counting abstentions and blank or invalid ballots). The resolution of the shareholders needs to be recorded in a public deed. A special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit. Qualifying additional paid-in capital may only be paid out as dividends to shareholders following approval by the shareholders of a reclassification of such qualifying additional paid-in capital as freely distributable reserves (to the extent permissible under the Swiss Code). The affirmative vote of shareholders holding an absolute majority of the votes cast at a meeting of shareholders (not counting abstentions and blank or invalid ballots) must approve reserve reclassifications and distributions of dividends.

Under the Swiss Code, if our general reserves amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate par value of our registered capital), then at least 5% of our annual profit must be retained as general reserves. The Swiss Code and our articles of association permit us to accrue additional general reserves. In addition, we are required to create a special reserve on our audited annual stand-alone statutory balance sheet in the amount of the purchase price of shares repurchased by us or our subsidiaries or predecessors, which amount may not be used for dividends or subsequent repurchases.

Swiss companies generally must maintain a separate company, stand-alone statutory balance sheet for the purpose of, among other things, determining the amounts available for the distribution to shareholders, including by way of a distribution of dividends. Our auditor must confirm that a proposal made by the board to shareholders regarding the appropriation of our available earnings conforms to the requirements of the Swiss Code and our articles of association. Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment, but shareholders may also resolve at the ordinary meeting of shareholders to pay dividends in quarterly or other installments. The articles of association provide that dividends that have not been claimed within five years after the due date shall be forfeited to us. Dividends paid are subject to Swiss withholding tax, all or part of which can potentially be reclaimed under the relevant tax rules in Switzerland or double taxation treaties concluded between Switzerland and foreign countries. See “Taxation—Swiss Taxation—Swiss Withholding Tax on Dividends and Similar Distributions—Other Holders” for a list of countries with which Switzerland has bilateral treaties for the avoidance of double taxation. Distributions of cash or property that are based upon a capital reduction are not subject to Swiss withholding tax.

Under Swiss law, dividends, if declared by us, are to be declared in Swiss francs, however shareholders may be given the right to elect to be paid any such dividends in U.S. dollars or Swiss francs. Other distributions must be declared in Swiss francs; however, shareholders may be provided with the option to elect to be paid in U.S. dollars or Swiss francs.

History of Share Issuances

The following is a summary of issuances of our common shares since our formation in October 2010:

■	In October 2010, we issued 1,000,000 common shares to a nominee for our three shareholders for a nominal amount.

■	In November 2010, the original 1,000,000 common shares were transferred to our three shareholders for a nominal amount.

■	In December 2010, we issued 184,739,850 common shares to two of our shareholders for a contribution of all of the outstanding common shares of the parent company of TCP HK, which owns TCP Asia.

■	In December 2010, we also issued 3,045,300 common shares to two of our shareholders for a contribution of all of the outstanding shares of TCP Canada.

■	In addition, in December 2010, we issued 16,749,150 common shares to two of our shareholders for a contribution of all of the outstanding shares of TCP US.

Repurchases of Shares

The Swiss Code limits our ability to hold or repurchase our own shares. We and our subsidiaries may only repurchase shares if and to the extent that sufficient free equity is available. The aggregate par value of all of our shares held by us and our subsidiaries may not exceed 10% of the registered share capital. However, we may repurchase our own shares beyond the statutory limit of 10% if the shareholders have passed a resolution at a meeting of shareholders authorizing the board of directors to repurchase shares in an amount in excess of 10% and the repurchased shares are dedicated for cancellation by way of a capital reduction. Any shares repurchased pursuant to such an authorization will then be cancelled at the next meeting upon the approval of shareholders holding a majority of the shares represented at the meeting. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a meeting of shareholders but are entitled to the economic benefits generally associated with the shares.

Meetings of Shareholders

The meeting of shareholders is our supreme corporate body. Ordinary and extraordinary shareholders meetings may be held. The following powers will be vested exclusively in the shareholders meeting:

■	adoption and amendment of our articles of association;

■	election and recall of members of the board and the auditor;

■	approval of the annual report, the stand-alone statutory financial statements and the consolidated financial statements;

■	to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;

■	to grant discharge to the members of the board; and

■	to pass resolutions regarding issues that are reserved to the shareholders meeting by law or by the articles of association or that are presented to it by the board.

Notice and Proxy Statements

Under the Swiss Code and our articles of association, we must hold an annual, ordinary meeting of shareholders within six months after the end of our fiscal year for the purpose, among other things, of approving the annual financial statements and the annual report, and the annual election of directors for the class whose term has expired. The invitation to meetings must be published in the Swiss Official Gazette of Commerce at least 20 calendar days prior to the relevant meeting of shareholders. The notice of a meeting must state the items on the agenda and the proposals of the board and of the shareholders who demanded that a shareholders meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a shareholders meeting to convene an extraordinary shareholders meeting or to initiate a special investigation. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken.

Ordinary meetings of shareholders are to be held annually within six months after the close of the business year and may be convened by the board of directors or, under certain circumstances, by the auditor. A meeting of shareholders can be held anywhere.

We expect to set the record date for each meeting of shareholders on a date not more than 20 calendar days prior to the date of each meeting and announce the date of the meeting of shareholders prior to the record date.

Extraordinary Meetings of Shareholders

An extraordinary meeting may be called upon the resolution of the board or, under certain circumstances, by the auditor. In addition, the board is required to convene an extraordinary meeting if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon, or if it appears from the stand-alone annual statutory balance sheet that half of our share capital and reserves are not covered by our assets. In the latter case, the board of directors must immediately convene an extraordinary meeting of shareholders and propose financial restructuring measures.

Agenda Requests

Under our articles of association, one or more shareholders whose combined shareholdings represent an aggregate par value of at least CHF 1,000,000 may request that an item be included on the agenda of a meeting of shareholders. Such shareholder may also nominate one or more directors for election. A request for inclusion of an item on the agenda or a nominee must be in writing and received by us at least 40 calendar days prior to the meeting and shall require the agenda items and proposals of such shareholder(s).

Under the Swiss Code, a meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

Our business report and auditor’s report must be made available for inspection by the shareholders at our place of incorporation no later than 20 days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Voting

Each of our shares carries one vote at a meeting of shareholders. Voting rights may be exercised by shareholders registered in our share register or by a duly appointed proxy of a registered shareholder, which proxy need not be a shareholder. Subject to the limitations described below, our articles of association do not limit the number of shares that may be voted by a single shareholder. Shareholders wishing to exercise their voting rights who hold their shares through a bank, broker or other nominee should follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in our share register. If any such shareholder wishes to be registered in our share register, such shareholder should contact the bank, broker or other nominee through which it holds our shares.

Treasury shares, whether owned by us or one of our subsidiaries, will not be entitled to vote at meetings of shareholders.

With respect to the election of directors, each holder of shares entitled to vote at the election has the right to vote, in person or by proxy, the number of shares held by him for as many persons as there are directors to be elected. Our articles of association do not provide for cumulative voting for the election of directors.

The Swiss Code and/or our articles of association require the affirmative vote of at least two-thirds of the voting rights and a majority of the par value of the shares represented at a meeting to approve the following matters:

■	the modification of our purpose;

■	the creation of dual-class common stock;

■	restrictions on the transfer of registered shares and the removal of such restrictions;

■	restrictions on the exercise of the right to vote and the removal of such restrictions;

■	an authorized or conditional increase in the share capital;

■

an increase in share capital through the conversion of capital surplus, through a contribution in kind or in exchange for an acquisition of assets, or a grant of special benefits upon a capital increase;

■	the restriction or denial of pre-emptive rights;

■	a change of the place of our incorporation;

■	the conversion of registered shares into bearer shares and vice versa; and

■	our dissolution.

The same supermajority voting requirements apply to resolutions in relation to transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets, or the Merger Act, including a merger, demerger or conversion of a corporation (other than a cash-out or certain squeeze-out mergers, in which minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, for instance, through cash or securities of a parent company of the acquiring company or of another company—in such a merger, an affirmative vote of 90% of the outstanding shares is required). Swiss law may also impose this supermajority voting requirement in connection with the sale of “all or substantially all of our assets” by us. See “—Compulsory Acquisitions; Appraisal Rights” below.

Inspection of Books and Records

Under the Swiss Code, a shareholder has a right to inspect the share register with regard to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect the share register. The books and correspondence of a Swiss company may be inspected with the express authorization of the meeting of shareholders or by resolution of the board and subject to the safeguarding of our business secrets. At a meeting of shareholders, any shareholder is entitled to request information from the board concerning our affairs. Shareholders may also ask the auditor questions regarding its audit of our accounts. The board and the auditor must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other of our material interests.

Special Investigation

If the shareholders’ inspection and information rights as outlined above prove to be insufficient, any shareholder may propose to the meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the meeting of shareholders, request the court at our registered office to appoint a special commissioner. If the meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of shares in an aggregate par value of at least two million Swiss francs may request the court to appoint a special commissioner. The court will issue such an order if the petitioners can demonstrate that the board, any member of the board or one of our officers infringed the law or our articles of association and thereby damaged the company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are binding on all shareholders are governed by the Merger Act. A statutory merger or demerger requires that at least two-thirds of the shares and a majority of the par value of the shares represented at the meeting of shareholders vote in favor of the transaction. Under the Merger Act, a “demerger” may take two forms:

■

a legal entity may divide all of its assets and transfer such assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities and the transferring entity dissolving upon deregistration in the commercial register; or

■	a legal entity may transfer all or a portion of its assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities.

If a transaction under the Merger Act receives all of the necessary consents, all shareholders would be compelled to participate in the transaction. See “—Voting” above.

Swiss companies may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss company. With respect to corporations limited by shares, the Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of a parent company of the acquiring company or of another company). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require a resolution of the meeting of shareholders passed by holders of at least two-thirds of the voting rights and a majority of the par value of the shares, each as represented at the meeting of shareholders. Whether or not a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

■	we sell a core part of our business, without which it is economically impracticable or unreasonable to continue to operate the remaining business;

■	our assets, after the divestment, are not invested in accordance with our statutory business purpose; and

■

the proceeds of the divestment are not earmarked for reinvestment in accordance with our business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to our business.

If all of the foregoing apply, a shareholder resolution would likely be required.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by our shareholders is required.

Indemnification of Officers and Directors

Under Swiss law, a corporation may indemnify a director or officer of the corporation against losses and expenses (unless arising from his willful misconduct or his negligence, whereby certain views advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Section 32 of our organizational regulations provides for indemnification of our directors and officers for liabilities arising in connection with the performance of their duties, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and officers. We intend to obtain directors’ and officers’ liability insurance for members of the board of directors and our senior management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by him in the proper execution of his duties under the employment agreement.

We will enter into indemnification agreements with each of the members of the board of directors and our senior management.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Legal Name; Formation; Fiscal Year; Registered Office

Our legal and commercial name is TCP International Holdings Ltd. TCP was initially formed on October 6, 2010 under the laws of Switzerland. TCP’s fiscal year is the calendar year.

Our registered office is located at c/o ABT Treuhandgesellschaft Andreas Baumann & Co, Alte Steinhauserstrasse 1, 6330 Cham, Switzerland. Our principal executive offices are located at No. 139 Wangdong Rd (S) Songjiang, Shanghai, PRC 201601, and our telephone number at this address is 011-86-221576191.

Corporate Purpose

TCP is a parent holding company of its subsidiaries. Pursuant to Article 2 of its articles of association, TCP’s business purpose is to acquire participations in other companies in Switzerland and abroad. TCP may open branch offices and subsidiaries in Switzerland and abroad. TCP may also provide financing for its own or for third parties’ account as well as provide guarantees for subsidiaries and third parties, acquire, hold, encumber and sell real estate and engage in any commercial, financial or other activities that are related to TCP’s purpose.

Duration and Liquidation

Our articles of association do not limit our duration. Under Swiss law, we may be dissolved at any time by a resolution of a shareholders’ meeting, which must be passed by the affirmative vote of holders of at least two thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the meeting. Dissolution and liquidation by court order is possible if (i) we become bankrupt or (ii) shareholders holding at least 10% of our share capital so request for valid reasons. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up par value of shares held, but this surplus is subject to Swiss withholding tax of 35%.

Uncertificated Shares

Our shares will be issued in uncertificated form in accordance with article 973c of the Swiss Code as uncertificated securities, which have been registered with             , as transfer agent, and, consequently, constitute intermediated securities within the meaning of the Swiss Federal Act on Intermediated Securities. In accordance with article 973c of the Code, we will maintain a register of uncertificated securities (Wertrechtebuch).

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Act on Stock Exchanges and Securities Trading do not apply to us, since our common shares are not listed on a Swiss exchange.

Stock Exchange Listing

We intend to list our common shares on                    under the symbol         .

No Sinking Fund

The shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares that have been issued to date are duly and validly issued, fully paid and nonassessable.

No Redemption and Conversion

The shares are not convertible into shares of any other class or series or subject to redemption either by us or the holder of the shares.

Transfer and Registration of Shares

We have not imposed any restrictions applicable to the transfer of our shares. Our share register will initially be kept by         , which acts as transfer agent and registrar. The share register reflects only record owners of our shares. Swiss law does not recognize fractional share interests.

Registration Rights

Pursuant to the registration rights agreement with Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust, we have granted them certain registration rights as holders of our registrable securities, which include our common shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration. After expiration of a lock-up period, holders of our registrable securities then outstanding have the right to demand that we file a registration statement covering the offer and sale of their registrable securities. We are not obliged to effect a demand registration only if (i) we have already effected two demand registrations for such holders; (ii) we have within the six month period preceding the date of the request already effected a registration (other than one for which the holders who requested the registration were excluded); (iii) the holders exercising such demand rights propose to sell registrable securities with an aggregate price to the public not less than $1.0 million; (iv) we provide the requesting holders a certificate signed by the chairman of our board of directors stating that our board of directors has determined in good faith that the filing of a registration statement will be detrimental to us and our shareholders (in which case we may defer the filing for a period of not more than 90 days), but we cannot exercise this deferral right more than once in any 12-month period and we may not register any securities during that 90 day period; or (v) the offering is requested to be made in a jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

Form F-3 or S-3 Registration Rights. Holders of our registrable securities then outstanding have the right to request that we file a registration statement on Form F-3 or Form S-3 or a similar form. We are not obliged to effect any such registration only if (i) Form F-3 or S-3 (or a comparable form) is not then available for such offering by those holders; (ii) the holders, together with any other holders of registrable securities granted such rights, propose to sell registrable securities at an aggregate price to the public of less than $1,000,000; (iii) we provide the requesting holders a certificate signed by the chairman of our board of directors stating that our board of directors has determined in good faith that the filing of a registration statement will be detrimental to us and our shareholders (in which case we may defer the filing for a period of not more than 90 days), but we cannot exercise this deferral right more than once in any 12-month period and we may not register any securities during that 90 day period; and (iv) the offering is requested to be made in a jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

Piggyback Registration Rights. Subject to certain exceptions, if we propose to register any of our common shares or other securities under the Securities Act in connection with a public offering of those securities solely for cash, then we must offer the parties to the registration rights agreement an opportunity to include in that registration all or any part of their registrable securities. If the underwriters of any underwritten offering determine in good faith that marketing factors require a limitation on the number of shares, then the underwriters may exclude the shares to be included in the registration statement of the requesting holders of registrable securities, but we must use our reasonable best efforts to cause the underwriters to include their registrable securities.

Expenses of Registration. Subject to certain exceptions, we will pay all registration expenses (other than underwriters’ discounts or commissions and fees incurred from the engagement of individual counsel) relating to any demand, Form F-3 or S-3, or piggyback registration as described above.

COMPARISON OF SWISS LAW AND DELAWARE LAW

The Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht) differs from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht) applicable to our company and the Delaware General Corporation Law applicable to most companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Under Swiss Law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares entitled to vote and represented at the respective shareholders’ meeting as well as a majority of the share capital represented at such shareholders’ meeting. The articles of association may increase the voting threshold. A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the shares without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the corporation. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

■      any breach of a director’s duty of loyalty to the corporation or its shareholders;

■      acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

■      statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

■      any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

■      by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

■      by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

■      by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

■      by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be

Under Swiss corporate law, an indemnification of a director or officer in relation to potential personal liability is not effective to the extent the director or officer intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.
Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

■      the duty of care; and

■      the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:

■      the duty of care; and

■      the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders equally in equal circumstances.

Shareholder action by written consent
A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a shareholders’ meeting and may not act by written consents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any shareholders’ meeting any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

■      one or several shareholders representing 10.0% of the share capital may ask that a shareholders’ meeting be called for specific agenda items and specific proposals; and

■      one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled shareholders’ meeting, provided such request is made with appropriate notice.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is permitted under Swiss corporate law if provided for in the articles of association.
Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

A Swiss corporation may remove, with or without cause, any director at any time by the majority vote of the shareholders represented at a shareholders’ meeting concerned. The articles of association may require a supermajority voting requirement for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.

No such rule applies to a Swiss corporation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the votes as well as a majority of the actual share capital represented at a shareholders’ meeting passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

A Swiss corporation may modify the rights of a class of shares with the approval by a majority of the shareholders of such class at a meeting of all shareholders. Shares that are granted more voting power are not regarded a special class for these purposes.

Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

The articles of association of a Swiss corporation may be amended by the approval of a majority of the shareholders represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require a supermajority vote, i.e., the approval by two-thirds of the votes and a majority of the actual share capital represented at a shareholders’ meeting. The articles of association may increase the voting thresholds.

Inspection of Books and Records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Swiss corporation may only inspect books and records if the shareholders’ meeting or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders’ rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common shares. Future sales of our common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of common shares and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have              common shares outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the common shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable in the United States without restriction or further registration under the Securities Act.

Immediately after the closing of this offering, our principal shareholders, directors and senior management will own     % of our common shares, or     % of our common shares if the underwriters’ over-allotment option is exercised in full. All of these common shares were acquired in transactions not involving a public offering, and these shares will therefore be treated as “restricted securities” for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from those registration requirements, such as the exemptions provided by Rule 144 and Regulation S. In addition, our principal shareholders, directors and senior management are subject to lock-up agreements executed in connection with this offering. For further details, please see the section entitled “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months (and as to such persons who are party to a lock-up agreement as described below, only after expiration of such lock-up agreement) will be entitled to sell any of our common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, if we are current in our SEC filings as set forth in Rule 144.

In addition, under Rule 144, a person may sell our common shares acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

■	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

■	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned our common shares for at least six months (and as to such persons who are party to a lock-up agreement as described below, only after expiration of such lock-up agreement), including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

■	1.0% of the number of our common shares then outstanding, which will equal approximately shares immediately after this offering; and

■

the average weekly trading volume in our common shares on              during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, approximately              of our common shares will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of our common shares that our existing shareholders will elect to sell under Rule 144.

Lock-Up Agreements

In connection with this offering, we, our officers, directors and holders of all of our outstanding common shares immediately prior to this offering have agreed with the underwriters, subject to specified exceptions, not to direcetly or indirectly (i) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended; (ii) otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially; or (iii) publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Citigroup Global Markets, Inc. See “Underwriting.”

Registration Rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital–Registration Rights.”

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the stock options and other equity awards outstanding or reserved for issuance under our stock plans and common shares to be issued upon the exercise of these options by our officers, independent directors and employees. We expect to file this registration statement as soon as practicable after this offering. However, the options, equity awards and shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice, and public information requirements of Rule 144 in the case of our affiliates and, in any case, will not be eligible for resale until expiration of any lock-up agreements to which they are subject as described above.

TAXATION

Swiss Taxation

The statements and discussion of certain Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities. The statements are included for general information only and are not exhaustive of all tax considerations that may be relevant to a particular holder of shares in light of the holder’s particular circumstances nor do they address the tax considerations relevant to certain types of holders who may be subject to special treatment under the applicable tax laws. Such statements are not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of shares, and no representation with respect to the tax consequences to any particular holder is made. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the receipt, ownership and sale or other disposition of shares.

Swiss Withholding Tax on Dividends and Similar Distributions

General

Dividends paid and other similar cash or in-kind taxable distributions made by us to a holder of common shares (including dividends on liquidation proceeds and stock dividends) are in principle subject to Swiss federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration. Distributions of share premium out of the reserve from capital contributions (agio) should be free from Swiss withholding tax.

Swiss Holders

A Swiss Holder who is an individual or a legal entity liable in Switzerland for tax purposes is generally entitled to a total refund or tax credit of the withholding tax incurred if that Holder is the beneficial owner of such distributions at the time the distribution is due and duly reports the receipt thereof in the relevant tax return or accounts and if there is no tax avoidance.

U.S. Holders

A U.S. Holder who is an individual or a legal entity not liable in Switzerland for tax purposes may be entitled to a partial refund of the withholding tax incurred on a taxable distribution from us if the conditions of the bilateral tax treaty between the U.S. and Switzerland are met. A U.S. Holder who is a resident of the United States for purposes of the bilateral tax treaty between the U.S. and Switzerland, or the Treaty, should be eligible for a reduced rate of withholding tax on dividends equal to 5% of the dividend, provided that such holder (i) is a corporation; (ii) qualifies for the benefits under the Treaty; (iii) holds, directly, at least 10% of our voting stock; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the distribution is attributable. Such a U.S. Holder may request in advance with Form 823 the application of the reporting procedure, i.e. the permission to withhold tax at the 5% rate instead of imposing the withholding tax at the statutory 35% and subsequently request a refund of 30%. A reduced rate of 15% should apply if the U.S. Holder is (i) not a corporation or a corporation holding less than 10% of our voting stock; (ii) qualifies for the benefits under the Treaty; (iii) holds, directly, stock in our company; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the distribution is attributable. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed no later than December 31 of the third year following the calendar year in which the dividend became payable.

Other Holders

Any other holder who is an individual or a legal entity not liable in Switzerland for tax purposes may be entitled to a total or partial refund of the withholding tax incurred on a taxable distribution from us if the country in which such holder resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and if the further conditions of such treaty are met. Other holders of common shares not liable in

Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Other holders of common shares not liable in Switzerland should consult their own legal, financial or tax advisors regarding the receipt, ownership, purchase, sale or other disposition of shares and the procedures for claiming a refund of the withholding tax.

Income and Profit Tax on Dividends and Similar Distributions

Swiss Holders

A Swiss Holder of common shares who is an individual resident in Switzerland for tax purposes or a non-Swiss resident holding common shares as part of a Swiss business operation or a Swiss permanent establishment is required to report the receipt of taxable distributions received on the shares in his relevant Swiss tax returns. A Swiss Holder that is a legal entity resident for tax purposes in Switzerland or a non-Swiss resident holding common shares as part of a Swiss establishment is required to include taxable distributions received on the common shares in its income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding common shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax relief (participation relief) with respect to dividends (Beteiligungsabzug).

U.S. Holders and Other Holders

U.S. and non-U.S. Holders (in each case, as defined in “—Material United States Federal Income Tax Considerations” below) of common shares who are neither liable in Switzerland for tax purposes nor hold common shares as part of Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of dividends and similar distributions received from us.

Capital Gains Realized on Common Shares

Swiss Holders

A Swiss Holder of common shares who is an individual resident in Switzerland for tax purposes holding common shares as part of his private property generally is exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of the shares, unless such individual is qualified as a security trading professional for income tax purposes. A non-Swiss resident who is an individual holding common shares as part of his private property is not subject to Swiss income taxation with respect to capital gains realized upon the sale or other disposal of the shares. A Swiss Holder that holds the shares as business assets or a non-Swiss resident holding shares as part of a Swiss business operation or Swiss permanent establishment is required to include capital gains realized upon the disposal of common shares in its income subject to Swiss income tax. A Swiss Holder that is a legal entity resident in Switzerland for tax purposes or a non-Swiss resident legal entity holding common shares as part of a Swiss permanent establishment is required to include capital gains realized upon the disposal of common shares in its income subject to Swiss corporate income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding common shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax relief with respect to capital gains (Beteiligungsabzug).

U.S. Holders and Other Holders

U.S. and non-U.S. Holders of common shares that are not resident in Switzerland for tax purposes and do not hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes on gains realized upon the disposal of common shares.

Repurchase of Own Shares

Gains realized upon a repurchase of the common shares by us for the purpose of a capital reduction are in principle characterized as taxable distributions subject to withholding tax and Swiss income taxes. The same is true for gains realized upon a repurchase of the common shares if we were not to dispose of the repurchased shares within six years after the repurchase or such shares were repurchased in view of a capital reduction or if we repurchase more than 10% of such shares. In the latter event the part exceeding the 10% threshold immediately triggers taxes. For individuals holding the shares as private investment, the difference between the repurchase price and the nominal value of the common shares would be subject to withholding and -if the individual is a Swiss tax resident -to Swiss income taxes.

For corporations or individuals holding the shares as business assets, income tax would in principle be imposed on the difference between the repurchase price and the book value of the shares. Subject to withholding tax would be the difference between the repurchase price and the nominal value of the common shares. The withholding tax may be fully or partially refunded as described above.

Distribution of Capital Contributions

The redemption of the nominal value of the common shares is neither subject to withholding tax nor to Swiss income taxes. In general equally exempt from withholding tax and Swiss income tax is the redemption of capital surplus or contributions paid in by the shareholders as long as the reserve from capital contributions (agio) is properly accounted for in the financial statements and further requirements as stipulated by the Swiss tax authorities are met.

Net Worth and Capital Taxes

Swiss Holders

A Swiss Holder of common shares who is an individual liable in Switzerland for tax purposes or is a non-Swiss resident holding common shares as part of a Swiss business operation or a Swiss permanent establishment is required to include his shares in his wealth that is subject to cantonal and communal net worth tax. A Swiss Holder that is a legal entity resident in Switzerland for tax purposes or a non-Swiss resident legal entity holding common shares as part of a Swiss permanent establishment is required to include its common shares in its assets. The legal entity is then subject to cantonal and communal capital tax.

U.S. Holders and Other Holders

U.S. and non-U.S. Holders of common shares that are not resident in Switzerland for tax purposes and do not hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

Gift and Inheritance Taxes

Transfers of shares can be subject to cantonal or communal inheritance or gift tax, if the bequeathed, the donor, or the beneficiary was and/or is resident in a canton where this tax is levied, or if in international circumstances the relevant Tax Treaty confers right to the canton to levy these taxes.

Stamp Taxes upon issuance of common shares

We are liable for the Swiss Federal Issuance Stamp Duty (Emissionsabgabe) upon issuance of common shares, currently at a rate of 1% on the cash consideration received or the fair market value of the contribution or the issuance of common shares net of certain costs incurred in connection with the issuance. The Swiss Federal Issuance Stamp Duty will be borne by us.

Stamp Taxes upon Transfer of Securities

The transfer of common shares by any holder may be subject to a Swiss securities transfer tax of 0.15% calculated on the transaction value if it occurs through or with a Swiss bank or other securities dealer as defined in the Swiss Federal Stamp Tax Act. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers or exempt entities. Transactions in common shares effected by or through non-Swiss financial institutions are generally not subject to Swiss securities transfer tax, but may be subject to other local stamp taxes, stock exchange levies or other duties.

Material United States Federal Income Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) relating to the purchase, ownership and disposition of the common shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

This discussion of the material U.S. federal income tax considerations addresses only those persons that acquire their common shares in this offering and that hold those common shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our common shares except as otherwise indicated, dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that held securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes) and other entities treated as pass-through entities for U.S. federal income tax purposes and investors therein, U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar or U.S. Holders who hold their common shares other than as capital assets. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of common shares. It is possible that changes in the law may be effected by future legislation and that interpretations of the law may be changed or modified by judicial decisions and by the Internal Revenue Service in its regulations, rules and practices. Any such change may or may not be retroactively applied.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) the trust has a valid election in effect under applicable regulations to be treated as a U.S. person. The term “non-U.S. Holder” means any beneficial owner of our common shares that is neither a U.S. Holder nor a partnership.

If a partnership (including an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our common shares should consult their tax advisors.

As discussed under “Risk Factors—Risks Related to Taxation—There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could result in significantly greater U.S. federal income tax liability,” this discussion assumes that we will be treated as a foreign corporation for U.S. Federal income tax purposes.

NO ASSURANCE CAN BE GIVEN THAT THE INTERNAL REVENUE SERVICE WILL CONCUR WITH THE TAX CONSIDERATIONS SET FORTH HEREIN AND NO RULINGS WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE AS TO SUCH TAX ISSUES. CONSEQUENTLY, YOU ARE URGED TO CONSULT YOUR OWN INDEPENDENT TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

Cash Dividends and Other Distributions

A U.S. Holder of common shares generally will be required to treat distributions, if any, (other than certain pro rata distributions of our common shares) received with respect to such common shares (including any amounts withheld pursuant to Swiss, Chinese or other foreign tax law) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares and, thereafter, as capital gain, subject to the passive foreign investment company, or PFIC, and the controlled foreign corporation, or CFC, rules discussed below. We may not, however, calculate our earnings and profits in accordance with U.S. federal income tax principles. In this case, all distributions by us to U.S. Holders generally will be treated as dividends. Dividends paid on the common shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

For taxable periods commencing before January 1, 2013, a maximum 15% U.S. income tax rate applies with respect to dividends paid to an individual U.S. Holder by a domestic corporation or a “qualified foreign corporation”

if certain holding period requirements are met (i.e., the U.S. Holder must have held the stock for more than 60 days during the 121 day period that begins 60 days before the ex-divided date). A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its common shares are readily tradable on an established securities market in the United States, or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Our common shares are expected to be readily tradable on an established securities market.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss with respect to the dividend income. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in currency other than U.S. dollars.

Sale or Disposition of Common shares

Subject to the discussions of the PFIC and CFC rules below, a U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the common shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in the common shares as determined in U.S. dollars. The initial tax basis of the common shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the common shares.

Subject to the discussions of the PFIC and CFC rules below, such gain or loss will generally be capital gain or loss and should be long-term gain or loss if the common shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2013, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. The deductibility of capital losses is subject to limitations.

Foreign Tax Credit; Treaty Benefits

A U.S. Holder who pays (whether directly or through withholding) Swiss, Chinese or other foreign income tax with respect to the ownership of our common shares generally may be entitled to receive either a deduction or a foreign tax credit for such Swiss, Chinese or other foreign income tax paid. See “Taxation—Swiss Taxation—Swiss Withholding Tax on Dividends and Similar Distributions—U.S. Holders” and “Risk Factors—Risks Related to Doing Business in China—Under the Chinese Enterprise Income Tax Law, if we are classified as a “resident enterprise” of China, such classification could result in unfavorable tax consequences to us and our non-Chinese resident investors.” Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding eligibility for treaty benefits and the foreign tax credit rules.

Potential Application of Passive Foreign Investment Company Provisions

Although we have not yet made a final determination as to whether or not we met the definition of a passive foreign investment company, or PFIC, for our 2011 tax year, we do not anticipate being treated as such for our 2011 tax year based on a high level analysis performed by a nationally recognized accounting firm. Although no assurances can be given, based on our current operations and the high level analysis performed by a nationally recognized accounting firm for our 2011 tax year, we do not anticipate being treated as a PFIC for our current tax year. We may or may not be treated as a PFIC in subsequent years due to changes in our assets and business operations. We must make a separate determination each year as to whether we are a PFIC. In general, a non-U.S. corporation is considered to be a PFIC for any taxable year if either:

■	at least 75% of its gross income is passive income (the income test); or

■

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the asset test).

Subject to various exceptions, passive income generally includes dividends, interest, rents, royalties and gains from the disposition of assets that produce or are held for the production of passive income. We will also be treated as owning our proportionate share of the assets and earning our proportionate share of the income, of any other corporation in which we own, directly or indirectly, 25% or more (by value) of such corporation’s stock.

A PFIC that is also a controlled foreign corporation (described below) is not treated as a PFIC with respect to a U.S. Holder who owns, directly or constructively, 10% or more of the total combined voting power of all voting classes of our stock.

If we are a PFIC for any taxable year during which a U.S. Holder held our common shares, the U.S. Holder would be subject to special tax rules that have a materially adverse effect with respect to (i) any “excess distribution” by us to the U.S. Holder (generally any distribution received by the U.S. Holder in a taxable year that is greater than 125% of the average distribution received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder’s holding period for the common shares, if shorter) and (ii) any gain realized on the sale or other disposition of common shares. Under these special tax rules, (i) the excess distribution or gain is generally allocated ratably over the U.S. Holder’s holding period for the common shares, (ii) the amount allocated to the taxable year in which the U.S. Holder realized the gain or excess distribution is generally includable as ordinary income and, (iii) the amount allocated to a prior year during which we were a PFIC is generally subject to tax at the highest tax rate in effect for that year, and an interest charge would also be imposed with respect to the resulting tax attributable to each such year. The interest charge is computed using the applicable rates imposed on underpayments of United States federal income tax for the relevant periods.

The above rules will not apply if (x) the mark to market election, or a Mark to Market Election, is available and the U.S. Holder timely and properly makes such election, or (y) the U.S. Holder timely and properly elects to have us treated as a “qualified electing fund,” or a QEF Election. In general, if a Mark to Market Election is made, a U.S. Holder is required to include in income for the taxable year in which the Mark to Market Election is made an amount equal to the excess, if any, of the fair market value of the common shares (as of the close of such taxable year) over such U.S. Holder’s adjusted basis in such common shares. Such election is only available if the stock in a PFIC is considered “marketable stock” as defined in the Code and regulations thereunder. For this purpose, “marketable stock” includes stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission. In general, our common shares will generally be considered “marketable stock” as long as they remain listed on the             and are regularly traded. For this purpose, stock is considered regularly traded for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. In general, if a QEF Election is made, a U.S. Holder is required to include in income its pro rata share of our ordinary earnings and profits and net capital gain (taxed at ordinary income and capital gains rates, respectively), regardless of whether distributions are received. In order to comply with the requirements to make a QEF Election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF Election. The rules regarding the Mark to Market Election and the QEF Election are very complex and a U.S. Holder should consult with its own tax advisor regarding the availability and application of such elections.

Under recently enacted legislation effective March 18, 2010, if a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder generally will have to file an IRS Form 8621 (whether or not a QEF election or Mark to Market Election is made) and provide such other information as may be required by the U.S. Treasury Department.

The PFIC rules are very complex. Accordingly, each U.S. Holder should consult its own tax advisor regarding the PFIC rules.

Controlled Foreign Corporation Status

We will be treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for the taxable year that includes this offering and we may be treated as a CFC in subsequent years if we meet certain tests. Whether we are treated as a CFC in subsequent years depends, in part, on whether Ellis Yan’s ownership (direct, indirect and constructive) in our common shares is reduced to less than 50% of the total combined voting power of all classes of our stock or the total value of all of our stock. In general, a foreign corporation is treated as a CFC if more than 50% of the total combined voting power of all classes of its voting stock or the total value of all of its stock is owned, directly, indirectly or constructively, by “U.S. Shareholders” on any day during its taxable year. For purposes of the CFC rules, a “U.S. Shareholder” is a U.S. Holder who owns, directly, indirectly or constructively, at least 10% of the total combined voting power of all classes of voting stock of a foreign corporation.

Classification as a CFC has many complex results including the required inclusion in income by a U.S. Shareholder (as defined above) who owns, directly, indirectly or constructively, stock in the CFC on the last day of such taxable year of his share of the CFC’s Subpart F income for such year and the CFC’s earnings invested in certain U.S. property, whether or not the U.S. Shareholder has received any distributions during that taxable year. Subpart F income consists of certain specific categories of income including, without limitation, dividends, interest, royalties, rents, annuities, income from certain property transactions, income from certain commodities transactions, income from certain personal service contracts, and income from certain related party transactions. Earnings from investments in certain U.S. property include, without limitation, income from tangible property located in the U.S., stock of a domestic corporation, an obligation of a U.S. person, and the right to use certain intellectual property in the U.S.

In addition, gain recognized on the sale or exchange of any common shares owned by a U.S. Holder is included in such U.S. Holder’s gross income as a dividend (to the extent of an earnings and profits) if we were a CFC at any time during the five-year period ending on the date of the sale or exchange and the U.S. Holder is a U.S. Shareholder (as defined above) at any time during such five-year period.

Under Section 904(h) of the Code, dividends paid by a non-U.S. corporation that is at least 50% owned by U.S. Holders may be treated as income derived from sources within the United States rather than from sources without the United States for foreign tax credit purposes to the extent the non-US corporation has more than an insignificant amount of income from sources within the United States. The effect of this rule, for the current year and any applicable future year, may be to treat a portion of the dividends paid by us as income derived from sources within the United States for foreign tax credit purposes. Such treatment may adversely affect a shareholder’s ability to use foreign tax credits. Notwithstanding the foregoing, we do not plan to pay cash dividends in the foreseeable future. See “Dividend Policy.”

The CFC rules are very complex. Accordingly, each U.S. Holder that is a U.S. Shareholder should consult its own tax advisor regarding the CFC rules.

Impact of New Legislation on Ownership and Disposition of Common Stock

Recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on, and capital gains from, the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

Information Reporting and Backup Withholding

Information reporting to the Internal Revenue Service generally will be required with respect to payments on the common shares and proceeds of the sale of the common shares paid within the United States or through certain U.S.-related financial intermediaries to U.S. Holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax, currently at a rate of 28%, may apply to those payments under certain circumstances, including if such a U.S. Holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax, and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the Internal Revenue Service.

For taxable years beginning after March 18, 2010, the Hiring Incentives to Restore Employment Act of 2010 requires certain U.S. Holders who are individuals to report information to the IRS relating to his or her beneficial ownership of the common shares. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership of the common shares.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Switzerland. Our place of incorporation is Zug, Switzerland. A majority of our directors and senior management reside outside of the United States. Most of our assets and the assets of these persons are located outside the United States. In addition, a portion of the assets of our directors and senior management and of the non-resident experts are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons or to enforce any U.S. court judgment obtained against these persons, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

In addition, Thouvenin Rechtsanwälte, our Swiss counsel, has advised us that shareholders may be entitled to originate actions in Swiss courts based on Swiss law. However, litigation in Switzerland is subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Switzerland would have to be conducted (depending on the venue) in the German, French or Italian language, and all documents submitted to the court would, in principle, have to be translated into German, French or Italian, as the case may be. Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles laid out in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court or authority may be enforced in Switzerland only if (i) the foreign court or authority had proper jurisdiction (pursuant to the Swiss Federal Act on Private International Law); (ii) no ordinary appeal can be filed or the decision is final and there are no grounds for refusal according to Art. 27 of the Swiss Federal Act on Private International Law; (iii) the recognition of the foreign judgment is not contrary to public policy as understood in Switzerland; (iv) the defendant has unconditionally joined the proceedings or has been properly served with process either through its agent for service of process in the United States, if any, or through judicial aid granted by Switzerland; (v) the defendant has been given a fair trial (as understood in Switzerland) and in particular has been given the possibility to properly defend its case; (vi) no action between the same parties and on the same subject matter has been commenced first in any other competent Swiss or foreign court, and no judgment has been first rendered on the same subject matter in any other competent court; and (vii) such enforcement may be limited by Swiss debt enforcement, bankruptcy and similar laws.

Jun He Law Firm, our China counsel, has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Shareholders may originate actions against us under the U.S. federal securities laws in the United States. We have appointed Ellis Yan, 325 Campus Drive, Aurora, Ohio 44202, as our agent to receive service of process with respect to any such action.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about , 2012, between us and Jefferies & Company, Inc. and Citigroup Global Markets Inc., as representatives of the underwriters, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the number of our common shares indicated in the table below:

UNDERWRITERS	NUMBER OF SHARES
Jefferies & Company, Inc.
Citigroup Global Markets Inc.
Piper Jaffray & Co.
KeyBanc Capital Markets Inc.

Total

Jefferies & Company, Inc. and Citigroup Capital Markets Inc. are acting as representatives of the underwriters named above, and Jefferies & Company, Inc., Citigroup Global Markets Inc. and Piper Jaffray & Co. are acting as joint book-running managers of this offering. The address of Jefferies & Company, Inc. is 520 Madison Avenue, New York, New York 10022. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013. The address of Piper Jaffray & Co. is 800 Nicollet Mall, Minneapolis, Minnesota 55402.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in our common shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our common shares.

The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the number of shares being offered.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per common share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per common share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        .

Determination of Offering Price

Prior to the offering, there has not been a public market for our common shares. Consequently, the initial public offering price for our common shares will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Listing

We intend to apply to list our common shares on                      under the trading symbol         .

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional common shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional common shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more common shares than the total number set forth in the table above.

No Sales of Similar Securities

We, our officers, directors, and holders of all of our outstanding common shares immediately prior to this offering, have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

■

otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

■	publicly announce an intention to do any of the foregoing

for a period of 180 days after the date of this prospectus without the prior written consent of each of Jefferies & Company, Inc. and Citigroup Global Markets Inc.

This restriction terminates after the close of trading of the common shares on and including the 180th day after the date of this prospectus. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Citigroup Global Markets Inc. waive, in writing, such an extension.

Jefferies & Company, Inc. and Citigroup Global Markets Inc. may, in their joint discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to the lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of our common shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of our common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option to purchase additional common shares.

“Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of our common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares offered by this prospectus for sale to some of our directors, officers, employees and persons with whom we have a business relationship. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the public. Any reserved shares that are not so purchased will be offered by the underwriters to the public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act in connection with sales of the directed shares.

Affiliations

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and certain of their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

(i)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(ii)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(iii)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

■	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

■	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

■

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

■	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

■

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

China

The information contained in this prospectus will not constitute an offer to sell or the solicitation of an offer to buy any shares to the public within China (which, for such purpose, does not include the Hong Kong, Macau Special Administrative Region or Taiwan). This prospectus or information contained in this prospectus have not been and will not be submitted to or approved or verified by or registered with any relevant governmental authorities’ in China and may not be supplied to the public in China or used in connection with any offer for the subscription or sale of the securities in China. The shares may only be offered or sold to China investors that are authorized to engage in the purchase of securities of that type being offered or sold. China investors are responsible for obtaining all relevant governmental regulatory approval/licenses, verification and/or registration themselves, including, but not limited to, any which may be required from the State Administration of Foreign Exchange, the China Securities Regulatory Commission, and other regulatory bodies, and complying with all relevant Chinese regulations, including, but not limited to, any relevant foreign exchange regulations and/or overseas investment regulation.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is given for the transfer; or

(iii)	where the transfer is by operation of law.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or the Corporations Act, in relation to the common shares has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(i)	you confirm and warrant that you are either:

(a)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(b)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(c)	a person associated with the company under section 708(12) of the Corporations Act; or

(d)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(ii)	you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of that common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by our company in connection with the sale of common shares in this offering. All amounts are estimates except the SEC registration fee, the              listing fee and the FINRA filing fee.

SEC registration fee	$11,460
FINRA filing fee	10,500
listing fee	*
Swiss stamp tax	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer Agent and Registrar fees and expenses	*
Blue sky fees and expenses	*
Miscellaneous expenses	*

Total expenses	*

*	To be submitted by amendment.

LEGAL MATTERS

The validity of our common shares and other legal matters in connection with this offering with respect to Swiss law will be passed upon for us by Thouvenin Rechtsanwälte, our Swiss counsel. Certain Swiss tax matters will be passed upon for us by Schellenberg Wittmer, our Swiss tax counsel. Certain other legal matters with respect to U.S. law will be passed upon for us by Benesch Friedlander Coplan & Aronoff LLP. Ira Kaplan, a partner of Benesch Friedlander Coplan & Aronoff LLP, is one of the trustees of the Lillian Yan Irrevocable Stock Trust. In addition, certain other legal matters with respect to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Jones Day and Staiger, Schwald & Partner Ltd. with respect to Swiss law.

EXPERTS

The consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s address is 200 Public Square, 18th Floor, Cleveland, Ohio 44114.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our common shares offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to our common shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our SEC filings also are available to the public at the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those other reports or other information may be inspected without charge at the location or web site described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our senior management, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm within four months of the end of each fiscal year.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

TCP International Holdings Ltd. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of TCP International Holdings Ltd. and Subsidiaries (the “Company”) at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

March 26, 2012

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2010 and 2011

(Amounts in thousands, except per share data)

	2010	2011
Assets
Current assets:
Cash and cash equivalents	$39,590	$26,456
Restricted cash	2,007	6,261
Accounts receivable, net	38,363	46,747
Inventories	53,668	80,044
Prepaid expenses and other current assets	14,299	15,530
Deferred income taxes	3,103	2,546

Total current assets	151,030	177,584
Property, plant and equipment, net of accumulated depreciation of $23,764 and $29,709	61,938	64,605
Land rights, net of accumulated amortization of $712 and $691	6,239	4,602
Other long-term assets	5,973	1,777

Total assets	$225,180	$248,568

Liabilities and Equity
Current liabilities:
Short term loans and current portion of long-term debt	$55,897	$69,979
Accounts payable	60,084	70,901
Related party loan payable	996	763
Income taxes payable	475	2,238
Accrued payroll and related expenses	13,188	14,416
Accrued trade discounts and rebates	3,190	5,817
Other current liabilities	15,116	12,704

Total current liabilities	148,946	176,818
Long-term liabilities:
Long-term debt, net of current portion	6,330	6,225
Income taxes payable, long-term	3,070	3,927
Other	450	461

Total liabilities	158,796	187,431

Commitments and contingencies (Note 11)

Equity:
Common stock, CHF 0.10 par value; 205,534 shares authorized, issued and outstanding	21,988	21,988
Additional paid-in capital	1,233	1,233
Shareholder loan receivable	(2,236)	(8,354)
Accumulated other comprehensive income	11,719	12,807
Retained earnings	37,687	34,375

Total shareholders’ equity of TCP International	70,391	62,049
Noncontrolling interests	(4,007)	(912)

Total equity	66,384	61,137

Total liabilities and equity	$225,180	$248,568

The accompanying notes are an integral part of these consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands, except per share data)

	2009	2010	2011
Net sales	$257,670	$287,243	$280,928
Cost of goods sold	205,253	216,929	215,580

Gross profit	52,417	70,314	65,348
Selling, general and administrative expenses	33,805	42,222	46,010

Operating income	18,612	28,092	19,338
Other income (expenses):
Interest expense	(4,415)	(3,660)	(4,097)
Interest income	574	298	322
Currency exchange losses	(291)	(3,371)	(4,347)

Income from continuing operations before income taxes	14,480	21,359	11,216
Income tax expense from continuing operations	(1,024)	(4,671)	(3,980)

Net income from continuing operations	13,456	16,688	7,236
Net loss from discontinued operations	(289)	(330)	(249)

Net income	13,167	16,358	6,987
Less net (income) loss attributable to the noncontrolling interests	(44)	1,151	(3,281)

Net income attributable to TCP International	$13,123	$17,509	$3,706

Net income per share attributable to TCP International shareholders—basic and diluted	$0.06	$0.09	$0.02

Weighted average number of shares outstanding—basic and diluted	204,534	204,784	205,534

Unaudited pro forma income data:
Net income attributable to TCP International, as reported (Note 10, unaudited)	$13,123	$17,509
Pro forma income tax expense—incremental (Note 10, unaudited)	(890)	(1,580)

Pro forma net income attributable to TCP International (Note 10, unaudited)	$12,233	$15,929

Weighted average number of shares outstanding—basic and diluted	204,534	204,784

Pro forma net income per share attributable to TCP International shareholders—basic and diluted (Note 10, unaudited)	$0.06	$0.08

The accompanying notes are an integral part of these consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Equity

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands)

	COMMON STOCK		ADDITIONAL PAID-IN	SHAREHOLDER LOAN	ACCUMULATED OTHER COMPREHENSIVE	RETAINED	NON- CONTROLLING	TOTAL
	SHARES	AMOUNT	CAPITAL	RECEIVABLE	INCOME	EARNINGS	INTERESTS	EQUITY
Balances at December 31, 2008	204,534	$21,881	$1,233	$(22,250)	$9,292	$9,118	$(2,644)	$16,630
Increase in shareholder loan	—	—	—	(2,620)	—	—	—	(2,620)
Distributions to shareholders	—	—	—	—	—	(2,059)	—	(2,059)
Comprehensive income:
Net income	—	—	—	—	—	13,123	44	13,167
Other comprehensive income:
Currency translation adjustment	—	—	—	—	63	—	—	63

Comprehensive income								13,230

Balances at December 31, 2009	204,534	21,881	1,233	(24,870)	9,355	20,182	(2,600)	25,181
Decrease in shareholder loan	—	—	—	22,634	—	—	(209)	22,425
Capital contributions	1,000	107	—	—	—	—	24	131
Distributions to shareholders	—	—	—	—	—	(4)	—	(4)
Comprehensive income:
Net income	—	—	—	—	—	17,509	(1,151)	16,358
Other comprehensive income:
Currency translation adjustment	—	—	—	—	2,364	—	(71)	2,293

Comprehensive income								18,651

Balances at December 31, 2010	205,534	21,988	1,233	(2,236)	11,719	37,687	(4,007)	66,384
Increase in shareholder loan	—	—	—	(5,717)	—	—	—	(5,717)
Capital contributions	—	—	—	—	—	—	24	24
Distributions to shareholders	—	—	—	—	—	(1,080)	—	(1,080)
Contribution of noncontrolling interest by shareholder (Note 2)	—	—	—	(401)	24	418	(41)	—
Sale of discontinued operation to shareholder (Note 13)	—	—	—	—	(2,814)	(6,356)	—	(9,170)
Comprehensive income:
Net income	—	—	—	—	—	3,706	3,281	6,987
Other comprehensive income:
Currency translation adjustment	—	—	—	—	3,878	—	(169)	3,709

Comprehensive income								10,696

Balances at December 31, 2011	205,534	$21,988	$1,233	$(8,354)	$12,807	$34,375	$(912)	$61,137

The accompanying notes are an integral part of these consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2010 and 2011

(Amounts in thousands)

	2009	2010	2011
Cash flows from operating activities:
Net income	$13,167	$16,358	$6,987
Adjustments to reconcile net income to net cash from operating activities:
Loss on disposal of equipment	—	144	3
Depreciation of property, plant and equipment	5,265	4,771	6,076
Amortization of land rights	135	140	131
Deferred income tax (benefit) expense	(285)	(1,263)	329
Changes in operating assets and liabilities:
Accounts receivable	(1,206)	4,889	(4,714)
Inventories	18,122	(5,395)	(24,739)
Prepaid expenses and other assets	(6,387)	(191)	4,001
Accounts payable	(14,775)	(6,477)	7,894
Income taxes payable	185	1,683	2,291
Accrued and other current liabilities	6,035	1,369	163
Other long-term liabilities	28	(3)	11

Net cash provided by (used in) operating activities	20,284	16,025	(1,567)

Cash flows from investing activities:
Purchases of property, plant and equipment	(4,966)	(12,360)	(13,466)
Purchase of land rights	—	(60)	—
(Increase) decrease in restricted cash	(1,329)	1,144	(4,175)

Net cash used in investing activities	(6,295)	(11,276)	(17,641)

Cash flows from financing activities:
Payments of long-term debt	(391)	(312)	(491)
Borrowings of long-term debt	—	—	477
(Payments) borrowings of line of credit agreement, net	(12,164)	1,891	5,485
Borrowings under foreign short-term bank loans	60,910	42,999	63,978
Repayments of foreign short-term bank loans	(63,993)	(51,042)	(57,520)
(Increase) decrease in shareholder loan receivable	(2,599)	22,645	(5,619)
Increase (decrease) in related party payable	6,499	(6,712)	(305)
Capital contributions	—	131	24
Distributions to shareholders	(2,059)	(4)	(1,080)

Net cash (used in) provided by financing activities	(13,797)	9,596	4,949

Effect of exchange rate changes on cash and cash equivalents	60	1,083	1,125

Increase (decrease) in cash and cash equivalents	252	15,428	(13,134)
Cash and cash equivalents at beginning of year	23,910	24,162	39,590

Cash and cash equivalents at end of year	$24,162	$39,590	$26,456

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$4,400	$3,662	$4,009

Cash paid during the year for income taxes	$1,423	$4,179	$2,382

Non-cash sale of discontinued operation to shareholder (Note 13)	$—	$—	$35,676

The accompanying notes are an integral part of these consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

1. Nature of Operations

On October 6, 2010, TCP International Holdings Ltd. (“TCP International” or the “Company”), a holding company based in Switzerland, was established to hold the equity interests in certain related entities. On December 30, 2010, Technical Consumer Products, Inc. (“TCP U.S.”), Technical Consumer Products Canada Inc. (“TCP Canada”) (previously owned directly by TCP U.S.) and TCP Bermuda Ltd. (which owns certain entities based in Hong Kong and China) were contributed to this holding company in a non-cash transaction. TCP International is owned 100% by its CEO and his family. All the entities contributed to TCP International were also owned 100% by the CEO and his family. Since this was a transaction between parties under common control, the assets and liabilities were transferred at historical cost. Additionally, as further described in Note 14, in 2011 the Company sold one of its wholly owned subsidiaries to an entity owned and controlled by the majority shareholders of the Company. This sale has been reflected as discontinued operations in these financial statements.

The Company designs, develops and markets high quality, energy efficient lighting products and accessories to the commercial and industrial market and the retail market throughout North America, Asia and Europe. In 2011 the Company also established a distribution network in South America. Additionally, the Company is also an original manufacturer of similar products for other companies which distribute the product under their name. The Company’s product line consists of a broad range of compact fluorescent lamps, compact fluorescent lamp lighting fixtures, linear fluorescent lighting fixtures, LED products, and many compact and linear fluorescent component parts and accessories.

The majority of the Company’s products are manufactured by wholly owned subsidiaries located in China. These entities are wholly owned subsidiaries of TCP Hong Kong which is a wholly owned subsidiary of TCP Bermuda. TCP Hong Kong and its wholly owned subsidiaries (and related VIE’s described below) in China are collectively referred to as “TCP Asia” within these financial statements.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These consolidated financial statements include the accounts of TCP International and its wholly owned subsidiaries. In accordance with Accounting Standard Codification (“ASC”) Topic 805, “Business Combinations,” the common control transaction described above that occurred on December 30, 2010 resulted in a change in reporting entity. This change in reporting entity required the retrospective combination of the entities for all periods presented.

The Company also consolidates the following variable interest entities (VIE’s) for which it is deemed to be the primary beneficiary: TCP Campus Drive LLC (“TCP Campus”), TCP BV (“TCP Europe”), TCP South America and certain entities in China that were not contributed to TCP International. The Company’s variable interest in these entities relates to common ownership and loans made by the Company in order to establish and provide initial capital funding. These entities have direct interdependent relationships with the Company, including intercompany loans, intercompany sales and purchases, and the rental/lease of office and warehouse facilities. Other than leasing agreements related to the office and warehouse there are no formal contractual arrangements between the entities requiring purchase commitments or additional funding requirements. Due to the intercompany relationships and common ownership, the Company directs and controls all the activities of the VIE’s. As the Company does not have an equity ownership in these VIE’s, it presents 100% of the net income or loss of the VIE’s as “Net income/loss attributable to noncontrolling interests” in the consolidated statements of income and 100% of the equity of the VIE’s as “Noncontrolling interests” in the consolidated balance sheets. Intercompany transactions between TCP International and its subsidiaries and VIE’s have been eliminated in consolidation. See Note 7 for further details regarding the Company’s VIE’s, including a summary of these entities’ assets and liabilities.

In addition, at December 31, 2010, the Company owned 96.2% of the stock of an entity included within the Company’s consolidated financial statements with the remaining 3.8% owned by the majority shareholder of TCP International. During 2011, this shareholder contributed this 3.8% interest to the Company. Accordingly, up to the acquisition date, 3.8% of the net income and equity attributable to this entity were reflected as noncontrolling interests within the Company’s consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reported financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allowance for doubtful accounts, inventory valuation, estimates of contingent liabilities and warranty reserves. Actual results could differ from those estimates.

Revenue Recognition

The Company’s revenue recognition policy is to recognize revenue when products are shipped (FOB shipping point) or, for certain customers, when products are received by the customer’s shipping agent, at which time title transfers to the customer. For those customers shipped FOB destination, sales are recognized when products are accepted by the customer. All sales are final upon shipment of product to the customer, other than for normal warranty provisions. Sales are recorded net of estimated reductions for returns, customer programs and incentive offerings, including promotions and other volume based incentives.

Shipping and Handling Costs

Amounts billed to customers that relate to shipping and handling on related sales transactions are included within net sales. Shipping and handling costs incurred by the Company are recorded within cost of goods sold.

Foreign Currency Translation

TCP International’s functional currency is the U.S. dollar. For all other entities, the local currency has been determined to be the functional currency, other than certain Hong Kong subsidiaries whose function currency is the Renminbi. The Company’s sales, costs and expenses, and assets and liabilities are exposed to changes in foreign currency exchange rates as a result of its foreign operations. Assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at current exchange rates, and income and expenses are translated using average exchange rates in effect during the period. Resulting translation adjustments are reported as a separate component of accumulated other comprehensive income in shareholders’ equity. Translation of TCP Asia’s accounts receivable from TCP U.S. are denominated and settled in U.S. dollars and any gain or loss on translation is recorded as a currency exchange gain or loss.

Advertising

Advertising costs are expensed when incurred and totaled $1,797 in 2009, $1,460 in 2010 and $1,738 in 2011, and are included in selling, general and administrative expenses.

Research and Development Costs

Research and development costs are expensed as incurred and totaled $1,621 in 2009, $1,865 in 2010 and $2,145 in 2011. Such amounts include payroll costs related to individuals dedicated to the research and development of new products and are included in selling, general and administrative expenses.

Fair Value Measurements

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

Level 1—Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. As of December 31, 2010 or 2011 the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring basis. Certain assets and liabilities, including long-lived assets, are measured at fair value on a non-recurring basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. As of December 31, 2010 and 2011, $38,837 and $22,169, respectively, of the Company’s cash and cash equivalents resides in TCP Asia.

Restricted Cash

Restricted cash represents cash pledged as collateral against certain liabilities and bank loans held by TCP Asia. This cash is maintained in segregated bank accounts.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined based on a currently-adjusted standard, which approximates actual cost on a first-in, first-out basis. To the extent the Company determines it is holding excess or obsolete inventory, the inventory is written down to its net realizable value.

Other Assets

TCP Asia’s sale of manufactured products (excluding export sales) is subject to value-added tax, subject to a credit for domestic purchases. The credit received from the Chinese government for domestic purchases is reflected within prepaid expenses and other current assets in the accompanying balance sheets and totaled $7,412 and $6,321 at December 31, 2010 and 2011, respectively

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Additions and improvements to property, plant and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in income. Depreciation is generally computed using the straight line method at rates designed to amortize the cost of assets over their estimated useful lives, as follows:

Buildings	20 – 40 years
Building and land improvements	15 years
Manufacturing equipment	3 – 10 years
Office furniture	3 – 10 years
Software and computer equipment	3 – 5 years

Depreciation and amortization expense was $5,265 in 2009, $4,771 in 2010 and $6,076 in 2011. Equipment at December 31, 2010 and 2011 includes assets recorded under capital leases with a cost basis of $1,655 and $1,878, respectively.

Land Rights

Land is not owned in China, but rather land rights for a specific period of time are purchased from the government. Land rights are recorded at cost. Land rights are amortized using the straight line method over the term of their agreements of approximately 50 years and expire in years 2051 to 2059. Amortization of land rights was $135 in 2009, $140 in 2010 and $131 in 2011, and is anticipated to be consistent in the future.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

Impairment of Long-lived Assets

Long-lived assets, including land rights, are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Impairment exists when the carrying value of the assets is greater than the pretax undiscounted future cash flows expected to be provided by the asset. If impairment existed, the asset would be written down to its fair value. Fair value is determined through the calculation of the pretax present value of future cash flows expected to be provided by the asset.

Accounts Payable

Book overdrafts related to outstanding checks are classified within accounts payable in the accompanying consolidated balance sheets. Book overdrafts at December 31, 2010 were $640. There were no book overdrafts at December 31, 2011.

Income Taxes

Through December 30, 2010, TCP U.S. was treated as an S corporation under the Internal Revenue Code. Accordingly, in lieu of corporate federal and certain state income taxes, the shareholders of TCP U.S. were taxed individually on their share of TCP U.S.’s taxable income. Effective December 30, 2010, TCP U.S.’s Subchapter S election was terminated as a result of the Company being contributed to a foreign entity. Therefore, from this date forward, TCP U.S. is taxed under the Subchapter C provisions of the Internal Revenue Code. As a result, TCP U.S. will be required to pay all income taxes on any calendar year 2011 profits. Effective December 30, 2010, a net deferred tax asset was established for TCP U.S. in the amount of $1,570. TCP Campus is an LLC, and therefore, the sole member is taxed individually on his share of the taxable income. TCP International, TCP Canada, TCP Europe and the TCP Asia are taxpaying corporations.

Deferred tax assets and liabilities are recognized under the liability method based upon the difference between the amounts reported for financial reporting and tax purposes. These deferred taxes are measured by applying current enacted tax rates. Valuation allowances are established when necessary to reflect the estimated amount of deferred tax assets that may not be realized based upon the Company’s analysis of estimated future taxable income and establishment of tax strategies. Future taxable income, the results of tax strategies and changes in tax laws could impact these estimates.

Equity

TCP International has one class of common stock which has a par value of CHF .10 per share. At December 31, 2010 and 2011, the number of authorized, issued and outstanding shares of such common stock total 205,534. As a result of the common control transaction described in Note 1, the historical retained earnings, accumulated other comprehensive income and other equity components of the contributed entities were carried forward and the capital structure of TCP International has been reflected for all periods presented. Distributions reflected in these financial statements reflect cash distributions to the owners of TCP U.S. and TCP Asia.

Earnings Per Share

Basic net income per share is computed by dividing net income attributable to TCP International shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income attributable to TCP International shareholders by diluted weighted average shares outstanding. As there were no potentially dilutive shares outstanding in 2009, 2010 or 2011, basic and diluted net income per share is the same for all periods presented.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (ASC Topic 220)—Presentation of Comprehensive Income.” This standard eliminated the option to report other comprehensive income and its components in the statement of changes in equity. Instead, companies would be required to present items of net income and other comprehensive income in one continuous statement—referred to as the statement of comprehensive income—or in two separate, but consecutive, statements. In December 2011, the FASB issued ASU

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

No. 2011-12, which deferred the effective date of guidance pertaining to the reporting of reclassification adjustments out of accumulated other comprehensive income in ASU 2011-05. ASU 2011-12 reinstated the requirements for the presentation of reclassifications that were in place prior to the issuance of ASU 2011-05. Both ASU’s are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011 (January 1, 2012 for the Company). The guidance requires changes in presentation only and will have no significant impact on our financial statements.

3. Allowance for Doubtful Accounts

A reconciliation of the allowance for doubtful accounts for 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Balance at beginning of year	$1,341	$867	$795
Bad debt expense	560	1,285	449
Write-offs, net of recoveries	(1,034)	(1,357)	(408)

Balance at end of year	$867	$795	$836

4. Inventories

Inventories consisted of the following at December 31:

	2010	2011
Raw materials	$11,386	$25,064
Work in process	1,715	1,758
Finished goods	40,567	53,222

Total inventory	$53,668	$80,044

5. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

	2010	2011
Land and land improvements	$1,962	$1,962
Buildings and building improvements	39,788	41,113
Manufacturing equipment	28,732	38,651
Office furniture and computer equipment	9,640	10,751
Construction in process	5,580	1,837

	85,702	94,314
Less accumulated depreciation	(23,764)	(29,709)

Total property, plant and equipment, net	$61,938	$64,605

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

6. Product Warranties

The Company provides a limited warranty to end users of its products. Warranties are based on usage and are of varying lengths generally ranging from 1 to 9 years from the date of purchase. Warranties cover defects in materials and workmanship. The Company has various options for remedying product warranty claims including, at the Company’s option, repairing or replacing the product. It is the Company’s policy to accrue for all product warranties based upon historical data and specific known or anticipated non-product related costs. Certain warranty costs are charged back to TCP Asia or the original manufacturer. A reconciliation of the warranty reserve (included within other current liabilities) for 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Balance at beginning of year	$648	$674	$775
Provision for warranties issued during the year	941	1,195	908
Settlements made during the year	(915)	(1,094)	(658)

Balance at end of year	$674	$775	$1,025

7. Variable Interest Entities

The following entities have been consolidated in accordance with ASC 810 “Consolidation” since the Company is the primary beneficiary. However, since the Company does not have an equity ownership, the equity and income or loss of these entities has been presented as non-controlling interest in these financial statements:

TCP Europe: TCP Europe began operations in 2010 to develop business in Europe. This entity was established by a third party and employee of TCP Europe, however, it is controlled by the CEO and majority shareholder of the Company and its operations were funded by the Company.

TCP Campus: This entity is owned and controlled by the CEO and majority shareholder of TCP International and was established to hold TCP U.S.’s headquarters and warehouse facility. TCP U.S. and TCP Campus entered into an operating lease agreement for this facility commencing on April 1, 2007 for a 15 year period at the rate of $846 per year. The debt outstanding by this entity is guaranteed by the CEO and majority shareholder of the Company. Rents due under this lease are assigned as collateral under this debt.

TCP Asia: Two entities in Asia that were not contributed to TCP International are consolidated since the Company is the primary beneficiary. One of the entities assembles inventory for the Asian operations and the other leases warehouse and office space to the Company on a month to month lease at the rate of approximately $121 per year. While family members of the CEO and majority shareholder of TCP International own 100% of the stock of these entities, TCP International controls all activities of these operations.

TCP South America: TCP South America began operations in 2011 to develop business in this region. This entity was established by a third party and employee of TCP South America. However, it is controlled by the CEO and majority shareholder of the Company and its operations were funded by the Company.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

The following is a summary of the assets, liabilities, sales and net income (loss) for the VIE’s consolidated in accordance with ASC 810. The assets of these entities consist primarily of cash, inventory, accounts receivable (including intercompany accounts receivable), land and buildings and land rights. The liabilities of these entities consist primarily of accounts payable (including intercompany accounts payable), long-term debt and intercompany loans. There are no restrictions limiting the use of the entities assets and all intercompany balances and transactions are eliminated in consolidation.

	TCP Europe	TCP Campus	TCP Asia entities	TCP South America	Total VIE’s
2011
Current assets	$6,498	$—	$1,242	$236	$7,976
Long-term assets	1,090	9,185	572	12	10,859
Current liabilities	9,165	2,724	1,656	361	13,906
Long-term liabilities	—	5,841	—	—	5,841
Net sales	13,256	846	4,077	217	18,396
Net income (loss)	696	114	2,614	(143)	3,281
2010
Current assets	$2,074	$—	$2,613		$4,687
Long-term assets	1,147	9,125	576		10,848
Current liabilities	5,542	2,623	5,381		13,546
Long-term liabilities	—	5,996	—		5,996
Net sales	1,927	846	1,387		4,160
Net income (loss)	(2,341)	129	1,061		(1,151)
2009
Current assets		$—	$1,732		$1,732
Long-term assets		9,423	589		10,012
Current liabilities		2,903	5,292		8,195
Long-term liabilities		6,143	—		6,143
Net sales		846	263		1,109
Net income (loss)		116	(72)		44

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

8. Financing Agreements

Debt consisted of the following at December 31:

	2010	2011
Short-term loans:
Revolving line of credit, LIBOR rate loans	$17,500	$23,000
Revolving line of credit, prime rate loans	2,985	2,970
Short-term bank loans	34,991	43,497

	55,476	69,467

Long-term debt:
Capital leases	401	356
Note payable	—	215
Mortgage note payable	208	170
Building note payable	6,142	5,996

	6,751	6,737

Total debt	62,227	76,204
Less short-term portion of all debt	(55,897)	(69,979)

Long-term portion	$6,330	$6,225

Revolving Line of Credit: On December 11, 2009, TCP U.S. refinanced its revolving line of credit agreement. The new agreement provides for borrowings up to $30,000 maturing December 11, 2013. Borrowings under the revolving line of credit agreement are limited based on certain percentages of eligible accounts receivable and inventory and are collateralized by substantially all of TCP U.S.’s assets. There was no limitation at December 31, 2011 based on outstanding collateral. Outstanding borrowings under the line of credit agreements have been reported as a current liability since the debt is subject to a lock-box/sweep feature requiring that remittances from TCP U.S.’s customers be used to reduce the revolving debt outstanding.

Borrowings under this agreement are at the Company’s option of LIBOR rate loans (with interest due at LIBOR plus 2.5%) or prime rate loans (with interest due at the bank’s prime rate plus 1.5%). These rates are subject to an interest rate matrix based on TCP U.S.’s fixed charge coverage ratio. Interest on the LIBOR rate loans was 2.77% at December 31, 2011 and the interest on the prime rate loans was 4.75% at December 31, 2011. TCP U.S. is required to pay a quarterly commitment fee of 0.50% for the unused portion of line of credit. TCP U.S. has the ability to issue up to $2,000 in letters of credit under the current credit facility. There were no letters of credit outstanding at December 31, 2010 or 2011.

The revolving line of credit agreement contains certain restrictive covenants that, among other things, limits additional indebtedness, restricts non-tax related distributions, and requires TCP U.S. to maintain a specified financial ratio. Additionally, the agreement requires that the aggregate intercompany payable between TCP U.S. and TCP Asia never be less than $30,000. TCP U.S. was in compliance with the covenants under this agreement in 2010 and 2011.

Mortgage Note Payable: This note is payable by TCP U.S. in 180 monthly payments of $4, which includes interest at a rate of 5.25%, through December 2015. This note is collateralized by a warehouse facility and is guaranteed by the Company’s CEO and majority shareholder. The net book value of the warehouse facility was approximately $2,035 and $1,970 at December 31, 2010 and 2011, respectively.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

Note Payable: In May 2011, TCP U.S. entered into a note payable for various enterprise software and support. The note, which is unsecured, is payable in quarterly installments of $24, including interest at a rate of 6.67%, through April 2014.

Capital Leases: TCP U.S. entered into certain capital leases with terms ranging from 3 to 5 years through June 2014. Payments are due under these leases monthly with interest at approximately 8.5%.

Building Note Payable: This note originated in April 2007 and is payable in monthly installments of $42 through May 2017, with interest at 5.97% and a lump sum payment due on May 2017. This note is collateralized by TCP U.S.’s headquarters and is guaranteed by the Company’s CEO and majority shareholder. In conjunction with this note, TCP U.S. entered into a 15-year lease agreement with TCP Campus requiring annual rental payments of $846. Rents due under this lease are assigned as collateral under this note. The net book value of the warehouse facility was approximately $9,000 and $9,100 at December 31, 2010 and 2011, respectively.

Short-term Loans: These loans are comprised of various short-term notes with various financial institutions in China with maturities ranging from January 2012 to December 2012. The original term for all notes was less than one year. Such loans are generally rolled over for an additional 12 months upon maturity. The weighted average interest rate on these loans was 5.3% in 2010 and 6.2% in 2011. Accounts receivable of TCP Asia totaling approximately $4,500 and $9,400 at December 31, 2010 and 2011, respectively, are pledged as collateral against certain of these loans.

The following is a summary of aggregate maturities of long-term debt at December 31, 2011 for each of the next five years and thereafter:

YEAR ENDING DECEMBER 31,
2012	$512
2013	375
2014	307
2015	225
2016	197
Thereafter	5,121

Totals	$6,737

9. Income Taxes

Income from continuing operations before income taxes based on geographic location to which such earnings are attributable for the years ended December 31, 2009, 2010 and 2011 is provided below:

	2009	2010	2011
Non U.S.	$12,081	$17,099	$8,472
United States	2,399	4,260	2,744

Total income before taxes from continuing operations	$14,480	$21,359	$11,216

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

Income tax expense from continuing operations for 2009, 2010 and 2011 consists of the following:

	2009	2010	2011
Current expense	$1,309	$5,934	$3,651
Deferred (benefit) expense	(285)	(1,263)	329

Total income tax expense from continuing operations	$1,024	$4,671	$3,980

The differences between income taxes computed using the U.S. federal statutory income tax rate of 35% and the income tax expense from continuing operations is as follows:

	2009	2010	2011
U.S. Federal income tax expense at statutory rate	$5,068	$7,476	$3,926
Pass through nature of TCP U.S. and TCP Campus	(840)	(1,491)	(40)
Termination of TCP U.S.’s S-Corporation status	—	(1,570)	—
Rate difference on foreign income	(2,082)	(1,797)	(757)
Withholding taxes on dividends	—	1,241	—
Release of valuation allowance	(1,452)	(243)	(923)
Losses with no benefit recorded	267	956	1,663
Interest on uncertain income tax positions	—	—	405
Permanent differences and other	63	99	(294)

Income tax expense from continuing operations	$1,024	$4,671	$3,980

Significant components of the Company’s deferred tax assets at December 31, 2010 and 2011 are as follows:

	2010	2011
Deferred Tax Assets
Bad debt reserve	$857	$901
Inventory reserve	1,795	1,663
Accrued liabilities	1,895	1,819
Property, plant and equipment	458	420
Net operating loss carryforwards	1,606	2,304

	6,611	7,107

Deferred Tax Liabilities
Other assets	(401)	(431)
Property, plant and equipment	(375)	(433)

	(776)	(864)
Valuation allowance	(3,062)	(3,720)

Net deferred tax assets	$2,773	$2,523

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

Net operating loss carryforwards by location at December 31, 2011 are as follows:

	LOSS CARRYFORWARD	EXPIRATION
Asia	$7,015	2012 – 2017
Europe	$2,097	2018 – 2020
South America	$139	Indefinite

The use of these loss carryforwards is uncertain and therefore a full valuation allowance has been recorded against them.

The changes in the valuation allowance for deferred tax assets for 2009, 2010 and 2011 are as follows:

	2009	2010	2011
Balance at beginning of year	$3,248	$2,167	$3,062
Additions, primarily related to operating losses	368	1,072	1,750
Utilization of operating loss carryforwards	(1,452)	(243)	(923)
Sale of subsidiary	—	—	(299)
Foreign currency effect	3	66	130

Balance at end of year	$2,167	$3,062	$3,720

In 2009, 2010 and 2011, the Company utilized approximately $5,800, $970 and $3,700, respectively, of foreign net operating loss carryforwards for which a valuation allowance was previously recorded.

Deferred taxes have not been provided for the undistributed earnings of the Company’s subsidiaries (primarily TCP Asia of approximately $40,000 and $39,000 at December 31, 2010 and 2011, respectively) as it is the Company’s policy to indefinitely reinvest these earnings.

Accounting for Uncertainty in Income Taxes

The calculation of the Company’s provision for income taxes involves the interpretation of complex tax laws and regulations. Tax benefits for certain items are not recognized unless it is more likely than not that the Company’s position will be sustained if challenged by tax authorities. Tax liabilities for other items are recognized for anticipated tax contingencies based on the Company’s estimate of whether additional taxes will be due.

The Company had no unrecognized tax benefits prior to 2010. In 2010 and 2011, the Company recorded $3,070 and $295, respectively, of unrecognized tax benefits related to tax positions taken in its non-U.S. subsidiaries. These unrecognized benefits have been recorded within long-term income taxes payable based on management’s estimate of when these liabilities will be settled. The Company anticipates this uncertain tax position will continue to increase in the next 12 months by approximately $600 (including interest) since the Company anticipates maintaining similar tax filing positions in the non-U.S. locations. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have a positive or negative effect on the earnings of the Company.

The Company’s policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense. No interest or penalties were recorded in 2009 or 2010 and $405 of interest expense was accrued for in 2011.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

The changes in long-term income taxes payable for uncertain income tax positions are as follows:

	2010	2011
Balance at beginning of year	$—	$3,070
Additions based on tax positions related to the current year	3,070	295
Interest accrued on uncertain tax positions	—	405
Foreign exchange impact	—	157

Balance at end of year	$3,070	$3,927

In the event these uncertain positions do not result in a tax liability to the Company the reversal of the liability in a future period would benefit the effective income tax rate by $3,927.

The Company files tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. Since TCP U.S. was an S Corporation through December 30, 2010, all U.S. federal income tax matters and significant state tax matters for 2010 and prior are the responsibility of the former shareholders. However, as disclosed in Note 13, the Company has indemnified the former shareholders of TCP U.S. for the years in which TCP U.S. was an S Corporation. In February 2012, a tax examination for TCP U.S.’s federal tax return for 2009 was completed with no adjustments. The U.S. federal tax returns remain open for 2008, 2010 and 2011 and state and local returns remain open for the previous 3 to 5 years. The corporate taxes for TCP Asia generally remain open for 2008 to 2011 and the corporate taxes for TCP Europe remain open for 2009 to 2011. The Company is currently not under audit by any tax authority.

10. Pro Forma Information (Unaudited)

Through December 30, 2010, TCP U.S. was treated as an S corporation under the Internal Revenue Code. Accordingly, in lieu of corporate federal and certain state income taxes, the shareholders of TCP U.S. were taxed individually on their share of TCP U.S.’s taxable income. Effective December 30, 2010, TCP U.S.’s Subchapter S election was terminated as a result of the Company being contributed to a foreign entity. Therefore, from this date forward, TCP U.S. is taxed under the Subchapter C provisions of the Internal Revenue Code.

The pro forma net income for 2009 and 2010 is based on the Company’s historical net income as adjusted to reflect TCP U.S.’s conversion to a C corporation as if it occurred as of the beginning of the respective periods. The pro forma net income includes adjustments for TCP U.S. income tax expense at an assumed combined federal, state, and local statutory income tax rate of 37.5% for both 2009 and 2010.

11. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure to any one institution. Net sales to one customer accounted for 42% of consolidated net sales in both 2009 and 2010 and 33% in 2011. The Company reviews a customer’s credit history before extending credit. Collateral is not required against trade receivables. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company establishes an allowance for possible losses based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company reviews its allowance for doubtful accounts periodically and balances are charged off against the allowance when it is probable the receivable will not be recovered. See Note 3 for further details. The Company does not have any off-balance sheet credit exposure related to its customers.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

12. Commitments and Contingencies

Operating Leases: TCP U.S. leases certain office and manufacturing facilities and office equipment under operating leases. Rent expense under operating leases was $688 in 2009, $655 in 2010 and $565 in 2011. Future minimum lease payments under operating leases as of December 31, 2011 are as follows:

YEAR ENDING DECEMBER 31,
2012	$554
2013	407
2014	7
2015	4

$972

Legal Matters: On July 1, 2004, TCP U.S. entered into an exclusive license agreement with the patent holder of certain compact fluorescent lamps through 2018. Under the terms of the agreement, TCP U.S. was required to pay the licensor a royalty based upon sales of such products. Royalty payments due through December 31, 2005 were paid in full in 2006. In June 2006, a federal court ruled that certain of the patents underlying the license agreement were unenforceable due to inequitable conduct on behalf of the licensor. This court ruling was initiated by one of TCP U.S.’s competitors. This decision was affirmed by the U.S. Federal Circuit Court of Appeals in October 2007 and the U.S. Supreme Court in June 2008. As a result of the affirmation by the U.S. Federal Circuit Court of Appeals in October 2007 and based on TCP U.S.’s analysis of the case, in January 2008, TCP notified the licensor that it was terminating the license agreement due to lack of enforceability of the licensed patents. TCP U.S. informed the licensor that TCP U.S. would cease paying royalties and that TCP is entitled to restitution for all prior royalties paid under this agreement ($6,370 paid through December 2005). As a result of the court rulings, TCP U.S. believes that it is not contractually obligated to pay royalties under this agreement. Therefore TCP U.S. did not accrue any royalties for 2007 or any subsequent period. TCP U.S. has not recorded a receivable for prior royalties paid. The licensor is disputing TCP U.S.’s claims. The license agreement requires mediation and binding arbitration as a resolution to disputes underlying the agreement. In December 2010, the licensor initiated arbitration under the terms of the license agreement seeking payment of royalties from 2006 through the current date of approximately $60,000, plus late payment fees and interest. Arbitration is expected to begin in June 2012. Management of the Company continues to believe it is not contractually obligated to pay any royalties and intends on vigorously defending its position. No liability has been recorded for this matter.

In addition, the Company has been named as a defendant in a patent infringement case styled Tele-Cons, Inc. et al. v. General Electric Co., et al., Case No. 6:10-cv-00451-LED (U.S. District Court for the Eastern District of Texas). The plaintiffs claim damages in the amount no less than a reasonable royalty, including reasonable attorney’s fees, costs and expenses, arising out of alleged willful infringement of two U.S. patents by us for importing and selling certain of the Company’s dimmable compact fluorescent light bulbs. The plaintiffs have also alleged they will seek an injunction against the sale of any products found to infringe the asserted patents. The Company has filed an answer asserting several defenses, including noninfringement and invalidity of the asserted patents as well as related declaratory judgment counterclaims. The litigation is presently in the discovery stage. A trial is scheduled to commence January 14, 2013. The parties have completed one mediation session and a second mediation session must be completed by October 12, 2012. The Company intends on vigorously defending this matter and believes the matter does not have merit; accordingly, no liability has been accrued.

Further, the Company was named, along with other competitors, as a respondent in a complaint filed with the United States International Trade Commission, or USITC, by Andrzej Bobel and Neptun Light, Inc. on January 23, 2012 (Certain Dimmable Compact Fluorescent Lamps and Products Containing Same, USITC Inv. No. 337-TA-830). The

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

complaint concerns certain dimmable compact fluorescent lamps and products containing such bulbs and alleges violation of section 337 of the Tariff Act of 1930 in the importation of those products based on alleged infringement of a certain U.S. patent. The complaint seeks an exclusion order barring dimmable CFLs imported by TCP from entry into the United States and seeks orders to cease and desist sales of these products. On February 22, 2012, the USITC instituted an investigation. The Company’s answer to the complaint and notice of investigation is not yet due and discovery has not yet begun. No hearing date is set. The Company intends on vigorously defending this matter and believes the matter does not have merit; accordingly, no liability has been accrued.

Additionally, in the normal course of business, the Company is subject to other various legal claims, actions, complaints and other matters. The Company has recorded $0 and $213 for certain asserted claims that the Company believes are probable and estimable as of December 31, 2010 and 2011, respectively. Although the Company believes it has substantial defenses in these various matters, litigation is inherently unpredictable, and excessive verdicts do occur. The Company could incur judgments or enter into settlements of claims in the future that could have a material adverse effect on our results of operations in any particular period. It is the Company’s policy to accrue for probable and estimable legal costs it expects to incur in defending its legal positions. As of December 31, 2010 and 2011 the Company accrued approximately $765 and $662, respectively, in estimated legal defense costs.

13. Employee Benefit Plan

TCP U.S. has a tax-qualified 401(k) savings plan for all eligible employees. The plan allows eligible employees to contribute up to 12% of their pre-tax earnings up to the statutory limit prescribed by the Internal Revenue Service. TCP U.S. matches 50% of participant contributions made to the plan up to 6% of the participant’s compensation. Company matching contributions were $93 in 2009, $172 in 2010 and $208 in 2011.

14. Related Party Transactions

A summary of related party balances at December 31, 2010 and 2011 and transactions in 2009, 2010 and 2011 were as follows:

		2010	2011
Balances at December 31st:
Shareholder loan receivable, including VIE’s		$2,445	$8,354
Related party receivable		$1,194	$—
Related party loan payable		$996	$763

	2009	2010	2011
Transactions:
Cash distributions to shareholders	$2,059	$4	$1,080
Sales to related parties	$—	$1,194	$—
Selling, general and administrative expenses	$193	$56	$22
Sale of discontinued operation to shareholders	$—	$—	$35,676

Shareholder loan receivable: This balance represents non-interest bearing loans made by TCP Asia to the CEO and majority shareholder of the Company and his family. These receivables are recorded as a reduction to the equity since there is no due date (see Note 17).

Related party loan payable: These are non-interest bearing loans made to TCP Asia from affiliates and family members of the CEO and majority shareholder of the Company. These loans are due on demand by TCP Asia.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

Transactions: In 2010, TCP Asia sold products to a related party totaling $1,194. The receivable related to this transaction remained outstanding at December 31, 2010 and was fully paid in 2011. TCP U.S. incurred expenses of $193 in 2009, $56 in 2010 and $22 in 2011 principally for website development and consulting services performed by relatives of the CEO and majority shareholder of the Company.

Discontinued Operations: In August 2011, the Company sold the stock of one of its Chinese subsidiaries to an entity owned and controlled by the majority shareholders of the Company for $27,280, equal to the tax basis of the Company’s investment in this subsidiary. This subsidiary’s principal business is unrelated to the Company. The sale resulted in a book loss of $9,170, equal to the difference between the cost basis of the net assets and the purchase price. This loss was recorded as a direct charge to equity since the transaction was between entities under common control. The Company settled this transaction in a non-cash manner by offsetting the amount due from the shareholder resulting from this sale against payables the Company had to the shareholders. At the time of the sale, the entity’s total assets were $36,898 (consisting of $7,281 in net property and equipment, $1,798 in net land rights, $27,755 of a shareholder loan receivable and $64 of other assets) and total liabilities of $1,996. The Company will have no continuing activity with this entity and accordingly it has been reflected as discontinued operations in the accompanying consolidated financial statements. There was no tax benefit allocated to discontinued operations since this entity had historical losses with no tax benefit recorded.

Indemnification Agreement: In 2011, TCP U.S. entered into a Tax Indemnity Agreement with the former shareholders of TCP U.S., pursuant to which it has agreed to make cash payments to the former shareholders in the event that they incur additional federal, state or local income taxes as the result of a tax audit or other judicial proceedings affecting TCP U.S. for the years in which it was an S corporation (2010 and prior).

Related Party VIE’s: As further described in Note 7, TCP Campus and two entities in Asia are owned and controlled by the majority shareholders and their family and are consolidated in these statements since the Company is the primary beneficiary.

15. Financial Instruments

The Company does not have any marketable securities that are subject to fair value assessment. The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, and short-term borrowings and payables and long-term debt. The carrying value of cash, accounts receivable, short-term borrowings and payables approximate their fair value due to their relatively short-term maturities.

The fair value of the Company’s long-term debt, based on the value of related cash flows adjusted for the Company’s risk premium and discounted at current market interest rates, at December 31, 2010 and 2011 is as follows:

	2010		2011
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Long-term debt	$6,751	$6,195	$6,737	$7,002

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

16. Segment and Geographic Information

The Company operates as a single reportable segment. The chief operating decision maker reviews financial information on a consolidated basis for purposes of allocating resources and assessing performance, supplemented with revenue information by business channel. Revenue is attributed to geographic areas based on the location of the customer. Net sales and long-lived assets by geographic area are presented below:

	2009	2010	2011
Net Sales
United States	$230,481	$243,459	$233,030
Canada	3,363	3,499	6,280
Asia	23,826	38,358	28,145
Europe	—	1,927	13,256
South America	—	—	217

Total Net Sales	$257,670	$287,243	$280,928

Long-Lived Assets
United States	$15,156	$13,973	$13,797
Asia	44,086	54,073	55,240
Europe	—	1,147	1,090

Total Long-Lived Assets	$59,242	$69,193	$70,127

17. Subsequent Events

On February 29, 2012, the principal shareholders of the Company, who are also family members, entered into a stock purchase agreement whereby one shareholder will transfer 23,026,211 shares of common stock in the Company to the other shareholder for nominal value.

On March 14, 2012, the Company and the shareholders of TCP BV (“TCP Europe”) entered into a purchase agreement for the Company to buy 100% of the shares of TCP BV for a purchase price of 1,518 Euros. Once the funds are transferred for the purchase, TCP Europe will become a wholly owned subsidiary of TCP International. As discussed in Note 7, TCP Europe has been consolidated in these statements since the Company is the primary beneficiary.

In March 2012, the shareholder loan receivable balance of $11,092 was extinguished by TCP Asia. The balance of this receivable at December 31, 2011 was $8,354 (see Note 14).

The Company has evaluated the impact of subsequent events on these consolidated financial statements through March 26, 2012, the date in which the statements were reviewed and approved by appropriate level of management.

18. Condensed Parent Company Financial Information

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information of TCP International (the “Parent Company”) when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies in the People’s Republic of China (“PRC”). Renminbi (“RMB”) is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars. Additionally, as outlined in Note 8, “Financing Agreements,” TCP U.S.’s revolving line of credit agreement contains certain restrictive covenants that, among other things, restrict non-tax related distributions by TCP U.S. The total restricted portion of net assets amounted to $66,915 and $66,290 as of December 31, 2010 and 2011, respectively.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

The Parent Company’s investment in its subsidiaries has been recorded using the equity basis of accounting. The following condensed Parent Company financial statements should be read in conjunction with the consolidated financial statements of TCP International and Subsidiaries and notes thereto.

Condensed Parent Company Balance Sheets

(Amounts in thousands, except per share data)

	2010	2011
Assets
Current assets:
Cash and cash equivalents	$105	$54

Total current assets	105	54
Investment in subsidiaries and VIE’s	70,340	62,084
Other long-term assets	1	—

Total assets	$70,446	$62,138

Liabilities and Equity
Current liabilities:
Accounts payable	$55	$89

Total current liabilities	55	89

Shareholders’ Equity:
Common stock, CHF .10 par value; 205,534 shares authorized, issued and outstanding	21,988	21,988
Additional paid-in capital	1,233	1,233
Shareholder loan receivable	(2,236)	(8,354)
Accumulated other comprehensive income	11,719	12,807
Retained earnings	37,687	34,375

Total shareholders’ equity	70,391	62,049

Total liabilities and shareholders’ equity	$70,446	$62,138

Condensed Parent Company Statements of Operations

(Amounts in thousands)

	2009	2010	2011
Operating expenses:
Selling, general and administrative expenses	$—	$54	$89
Other income:
Equity in undistributed income of subsidiaries	13,123	17,563	3,795

Net income	$13,123	$17,509	$3,706

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Amounts in thousands, except per share data)

Condensed Parent Company Statements of Cash Flows

(Amounts in thousands)

	2009	2010	2011
Cash flows from operating activities:
Net income	$13,123	$17,509	$3,706
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed income of subsidiaries	(13,123)	(17,563)	(3,795)
Changes in operating assets and liabilities	—	54	34

Net cash used in operating activities	—	—	(55)

Cash flows from financing activities:
Capital contributions	—	107	—

Net cash provided by financing activities	—	107	—

Effect of exchange rate changes on cash and cash equivalents	—	(2)	4

Increase (decrease) in cash and cash equivalents	—	105	(51)
Cash and cash equivalents at beginning of year	—	—	105

Cash and cash equivalents at end of year	$—	$105	$54

APPENDIX A

Glossary of Terms

Below is a list of definitions of industry specific terminology that are used throughout the prospectus:

■	Ballast—A solid state electronic circuitry that provides proper voltage at start-up and operating current levels to power one or more fluorescent or other electric discharge bulbs.

■	Bulb—A manufactured light source encased in an outer jacket or envelope. Also known as lamp.

■	Commercial & Industrial (C&I)—A sales channel that encompasses all commercial and industrial customers, as well as wholesale distributors, who buy products and sell them to the end user.

■

Color temperature—A specification of the color appearance of a lamp relating its color to that of a reference source heated to a particular temperature, measured in degrees Kelvin (K). Color temperatures generally range from “warm” light, or between 2,700 and 3,000 K, to “cool” light, or more than 5,000.

■

Compact Fluorescent Lamp (CFL)—A compact, socket-based design of a low pressure mercury electric discharge lamp, in which phosphor coating inside a fluorescent tube transforms ultraviolet energy into visible light.

■

Do-it-yourself (D-I-Y)—A retail outlet that sells construction and maintenance products for the home, office and garden that enable average consumers to complete tasks or projects that would otherwise require professionals.

■	Driver—An electrical device that processes, controls and regulates the flow of current to an LED bulbs or strings of LED bulbs.

■	Efficacy—A measure of the energy efficiency of a light source, usually measured in lumens per watt.

■	Energy Star®—A U.S. Department of Energy and Environmental Protection Agency designation for products meeting certain energy efficiency and performance standards.

■

Heat sink—A component or assembly that transfers heat generated within the bulb and/or ballast to a fluid medium, such as air or a liquid, in order to cool the bulb and its associated electronics to prevent overheating.

■	Lamp—An industry term for a manufactured light source. Also known as bulb.

■	Light Emitting Diode (LED)—A semiconductor diode device that emits photons of light when current flows through the material.

■	Lumens—The unit of luminous flux as defined by the International System of Units, measuring the amount of light a lamp or bulb emits.

■

Lumens per watt—A ratio that measures of the efficiency of a light source, indicating the amount of light emitted (lumens) by a lamp for each unit of electrical power used (W). The amount of light emitted by a lamp, measured in lumens, as for each unit of power consumed to produce it, measured in watts.

■	OEM customer—An original equipment manufacturer to which we supply our efficient light bulbs or components, which in turn are incorporated into lighting products or fixtures.

■	OLM customer—An original lighting manufacturer to which we sell our efficient light bulbs for private label resale.

■

Parabolic Aluminized Reflectors (PAR)—A reflector lamp design that utilizes a parabolic bulb shape and a reflective internal coating to control the beam of light more precisely than general service A bulbs and BRs.

■	Socket – A device into which an electric light bulb can be inserted in order to connect in a circuit and provide electricity to the bulb.

■	Socket-based light bulb—Light bulbs that can be screwed into traditional electric light bulb sockets, such as the common A bulb.

■	Stock-Keeping Unit (SKU)—A number or code used to identify each unique product or item for sale in a company’s product offering.

■

T5—A term that describes the characteristics of a 5/8” diameter linear fluorescent bulb, with the T indicating the tubular shape of the bulb, and the number indicating its diameter in eighths of an inch.

A-1

■	T8—A term that describes the characteristics of a 1” diameter linear fluorescent bulb, with the T indicating tubular shape of the bulb, and the number indicating its diameter in eighths of an inch.

■	Tungsten cathodes—Hot cathode electrodes made of tungsten that emit electrons to heat an electrical filament in the production of light inside a CFL bulb.

■	Warm white light—Light that is generated by a source heated to a temperature between 2,700 and 3,000 Kelvin.

■	Watt equivalent—A power designation that characterizes an energy efficient light bulb by the equivalent wattage of an incandescent bulb with its same lumen output.

A-2

Common Shares

TCP International Holdings Ltd.

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Jefferies

Citigroup

Piper Jaffray

Co-Manager

KeyBanc Capital Markets

            , 2012

Until                     , 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Officers and Directors

Under Swiss law, a corporation may indemnify a director or officer of the corporation against losses and expenses (unless arising from his willful misconduct or his negligence, whereby certain views advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Section 32 of the Registrant’s organizational regulations provides for indemnification of our directors and officers for liabilities arising in connection with the performance of their duties, and permits the Registrant to advance the expenses of defending any act, suit or proceeding to our directors and officers. The Registrant intends to obtain directors’ and officers’ liability insurance for members of the board of directors and key executive officers.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by him in the proper execution of his duties under the employment agreement.

The Registrant will enter into indemnification agreements with each of the members of the board of directors and the senior management in the form filed as Exhibit 10.2 to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 7. Recent Sale of Unregistered Securities

During the past three years, the Registrant issued the following unregistered securities. We believe that each of the following issuances was exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation S or under Section 4(2) thereof.

PURCHASER	DATE OF SALE OR ISSUANCE	NUMBER OF COMMON SHARES	AMOUNT PAID FOR EACH SHARE
The Lillian Yan Irrevocable Stock Trust	November 15, 2010	29,000	CHF0.10
Ellis Yan	November 15, 2010	641,000	CHF0.10
Solomon Yan	November 15, 2010	330,000	CHF0.10
The Lillian Yan Irrevocable Stock Trust	December 30, 2010	822,230	CHF0.333
The Lillian Yan Irrevocable Stock Trust	December 30, 2010	4,522,270	CHF0.333
Ellis Yan	December 30, 2010	94,217,320	CHF0.333
Ellis Yan	December 30, 2010	2,223,070	CHF0.333
Ellis Yan	December 30, 2010	12,226,880	CHF0.333
Solomon Yan	December 30, 2010	90,522,530	CHF0.333

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement

3.1***	Form of Registrant Amended and Restated Articles of Association

3.2***	Form of Registrant Amended and Restated Organizational Regulations

4.1**	Revolving Credit and Security Agreement between PNC Bank, National Association, and Technical Consumer Products, Inc., dated December 11, 2009, together with Amendment No. 1 thereto, dated December 17, 2010

5.1*	Opinion of Thouvenin Rechtsanwälte as to the validity of the common shares

8.1*	Opinion of Schellenberg Wittmer as to certain Swiss tax matters

8.2*	Opinion of Benesch Friedlander Coplan & Aronoff LLP as to certain United States tax matters

10.1*	2012 Incentive Stock Plan of TCP International Holdings Ltd.

10.2***	Form of Indemnification Agreement between the Registrant and certain of its officers, directors and key employees

10.3***	Net Lease between TCP Campus Drive, LLC and Technical Consumer Products, Inc., dated June 16, 2006, as amended on April 12, 2007

10.4*	Employment Agreement between Technical Consumer Products, Inc. and Ellis Yan, dated , 2012

10.5*	Employment Agreement between Shanghai Qiangling Electronic Co., Ltd. and Solomon Yan, dated March 20, 2012

10.6*	Employment Agreement between Technical Consumer Products, Inc. and Kevin Bagby, dated March 8, 2012

10.7*	Employment Agreement between Technical Consumer Products, Inc. and Valarie L. Campbell, dated September 1, 2008

10.8*	Employment Agreement between Technical Consumer Products, Inc. and Timothy Chen, dated February 2, 2009

10.9*	Employment Agreement between TCP BV and Tim Cremer, dated , 2012

10.10*	Employment Agreement between Shanghai Qiangling Electronic Co., Ltd. and Nai Qi Zhao, dated March 20, 2012

10.11*	Employment Agreement between Yangzhou Qiangling Co., Ltd. and Xie Yi Hua, dated March 20, 2012

10.12***	Tax Indemnity Agreement between Technical Consumer Products, Inc., Ellis Yan, and The Lillian Yan Irrevocable Stock Trust, dated November 30, 2011

10.13***	Shareholders Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012

10.14***	Registration Rights Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012

10.15***	Stock Purchase Agreement, between Ellis Yan and Zhaoling Yan, dated as of February 29, 2012

21.1**	List of Subsidiaries

EXHIBIT NUMBER	DESCRIPTION

23.1*	Consent of Thouvenin Rechtsanwälte (included in Exhibit 5.1)

23.2*	Consent of Schellenberg Wittmer (included in Exhibit 8.1)

23.3*	Consent of Benesch Friedlander Coplan & Aronoff LLP (included in Exhibit 8.2)

23.4**	Consent of PricewaterhouseCoopers LLP

23.5**	Consent of Jun He Law Offices

24.1***	Powers of Attorney (included on Signature Page)

*	To be filed by amendment.
**	Filed herewith.
***	Previously filed.

(b) Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto or the additional information thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cleveland, Ohio on the 27th day of April, 2012.

TCP INTERNATIONAL HOLDINGS LTD.

By:	/s/ Ellis Yan
Name:	Ellis Yan
Title:	Chief Executive Officer

Pursuant to the requirements of the United States Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		DATE

/s/ Ellis Yan Ellis Yan	Chief Executive Officer and Director (Principal Executive Officer), Authorized Representative in the United States	April 27, 2012

/s/ Kevin Bagby Kevin Bagby	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 27, 2012

* Solomon Yan	President and Director	April 27, 2012

* Jurgen M.J. Borgt	Director	April 27, 2012

* Matthias Belz	Director	April 27, 2012

*By:	/s/ Ellis Yan
Name:	Ellis Yan As Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.1*	Form of Underwriting Agreement

3.1***	Form of Registrant Amended and Restated Articles of Association

3.2***	Form of Registrant Amended and Restated Organizational Regulations

4.1**	Revolving Credit and Security Agreement between PNC Bank, National Association, and Technical Consumer Products, Inc., dated December 11, 2009, together with Amendment No. 1 thereto, dated December 17, 2010

5.1*	Opinion of Thouvenin Rechtsanwälte as to the validity of the common shares

8.1*	Opinion of Schellenberg Wittmer as to certain Swiss tax matters

8.2*	Opinion of Benesch Friedlander Coplan & Aronoff LLP as to certain United States tax matters

10.1*	2012 Incentive Stock Plan of TCP International Holdings Ltd.

10.2***	Form of Indemnification Agreement between the Registrant and certain of its officers, directors and key employees

10.3***	Net Lease between TCP Campus Drive, LLC and Technical Consumer Products, Inc., dated June 16, 2006, as amended on April 12, 2007

10.4*	Employment Agreement between Technical Consumer Products, Inc. and Ellis Yan, dated , 2012

10.5*	Employment Agreement between Shanghai Qiangling Electronic Co., Ltd. and Solomon Yan, dated March 20, 2012

10.6*	Employment Agreement between Technical Consumer Products, Inc. and Kevin Bagby, dated March 8, 2012

10.7*	Employment Agreement between Technical Consumer Products, Inc. and Valarie L. Campbell, dated September 1, 2008

10.8*	Employment Agreement between Technical Consumer Products, Inc. and Timothy Chen, dated February 2, 2009

10.9*	Employment Agreement between TCP BV and Tim Cremer, dated , 2012

10.10*	Employment Agreement between Shanghai Qiangling Electronic Co., Ltd. and Nai Qi Zhao, dated March 20, 2012

10.11*	Employment Agreement between Yangzhou Qiangling Co., Ltd. and Xie Yi Hua, dated March 20, 2012

10.12***	Tax Indemnity Agreement between Technical Consumer Products, Inc., Ellis Yan, and The Lillian Yan Irrevocable Stock Trust, dated November 30, 2011

10.13***	Shareholders Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012

10.14***	Registration Rights Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012

10.15***	Stock Purchase Agreement, between Ellis Yan and Zhaoling Yan, dated as of February 29, 2012

21.1**	List of Subsidiaries

23.1*	Consent of Thouvenin Rechtsanwälte (included in Exhibit 5.1)

23.2*	Consent of Schellenberg Wittmer (included in Exhibit 8.1)

23.3*	Consent of Benesch Friedlander Coplan & Aronoff LLP (included in Exhibit 8.2)

23.4**	Consent of PricewaterhouseCoopers LLP

23.5**	Consent of Jun He Law Offices

24.1***	Powers of Attorney (included on Signature Page)

*	To be filed by amendment.
**	Filed herewith.
***	Previously filed.